Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH
by
Hunter Maritime Acquisition Corp.
of
Up to 2,173,750 of its Class A Common Shares
at a Purchase Price of $10.215 Per Share

in Connection with its Consummation of a Proposed Business Combination

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MARCH 15, 2019, UNLESS THE OFFER IS EXTENDED.

If you support our proposed Business Combination, do not tender your Class A common shares in the Offer because if you tender your Class A common shares pursuant to the Offer, you will not participate in the Business Combination because you will no longer hold such Class A common shares in Hunter Maritime.

Hunter Maritime Acquisition Corp. (the “Company,” “Hunter Maritime,” “we,” “us” or “our”) hereby offers to purchase up to 2,173,750 of its issued and outstanding Class A common shares, par value $0.0001 per share (the “Class A common shares”), at a purchase price of $10.215 per Class A common share, net to the seller in cash, without interest (the “Purchase Price”), for an aggregate purchase price of up to $22,204,856.25, upon the terms and subject to certain conditions described in this Offer to Purchase (this “Offer to Purchase”) and in the related Letter of Transmittal (“Letter of Transmittal,” which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Offer”).

Only Class A common shares validly tendered, and not properly withdrawn, will be purchased by us pursuant to the Offer. If we are not able to consummate the Business Combination (as defined herein) substantially contemporaneously with the expiration of the Offer, we may amend, terminate, or extend the Offer. If we terminate the Offer, we will NOT: (1) purchase any Class A common shares pursuant to the Offer or (2) consummate the Business Combination in accordance with the terms of the Merger Agreement described in this Offer to Purchase. If we do not consummate the Business Combination on or before April 23, 2019, we will terminate the Offer and will commence winding up our affairs and will liquidate without completing a business combination.

The Purchase Price of $10.215 is equal to the per share amount of the Class A common shares sold in our initial public offering (“IPO”) that is on deposit in the trust account initially established to hold the proceeds of our IPO (the “Trust Account”) as of two business days prior to the commencement of the Offer, net of taxes payable and interest that will be withdrawn for working capital and plus a third Monthly Extension Contribution (as defined herein) that is expected to be deposited in the Trust Account prior to the Expiration Date (as defined herein). See “The Offer — General Terms and “The Offer — Purchase Price.”

The Offer is being made pursuant to the terms of the merger agreement, dated as of October 5, 2018 (as may be amended from time to time, the “Merger Agreement”), by and among Hunter Maritime, Hunter Maritime (BVI) Limited, a British Virgin Islands company and wholly owned subsidiary of Hunter Maritime (“Hunter Merger Sub”), NCF Wealth Holdings Limited, a British Virgin Islands company (“NCF” and together with its subsidiaries and variable interest entities, the “NCF Wealth Group”), and Zhenxin Zhang, as representative of the NCF Stockholders (the “Stockholder Representative”), pursuant to which NCF will merge with and into Hunter Merger Sub, with NCF continuing as the surviving company and a wholly-owned subsidiary of Hunter Maritime.

NCF Wealth Group commenced operations in July 2013 and is now a leading fintech company in China, primarily focused on private lending through its online marketplace, connecting borrowers with investors. The aggregate consideration to be provided by Hunter Maritime to the NCF Stockholders (as defined herein) pursuant to the Merger Agreement will consist of: (i) 200,000,000 Class A common shares (the “Closing Payment Shares”), of which 15,000,000 Class A common shares (the “Escrow Shares”) shall be deposited into escrow to secure certain indemnification obligations of NCF and the NCF Stockholders, plus (ii) earnout payments consisting of up to an additional 50,000,000 Class A common shares if Hunter Maritime (and its subsidiaries on a consolidated basis) meets certain financial performance targets for the 2019 and 2020 fiscal years (the “Earnout Shares”).

In addition, pursuant to its Amended and Restated Articles of Incorporation, Hunter Maritime is required, in connection with the Business Combination, to provide all holders of Class A common shares (the “public shareholders”) with the opportunity to redeem their Class A common shares for cash through a tender offer pursuant to the tender offer rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Offer is being made to provide the public shareholders with such opportunity to redeem their Class A common shares. See “The Offer —Purpose of the Offer; Certain Effects of the Offer.” The NCF Stockholders have approved the Business Combination and the Merger Agreement and the Additional Agreements (as defined herein), and the transactions contemplated thereby. The Closing Payment Shares and the Earnout Shares have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and will be issued in reliance upon specific exemptions therefrom. As a condition to consummating the Business Combination, Hunter Maritime will agree to register the Closing Payment Shares for resale pursuant to a registration rights agreement to be entered by and between Hunter Maritime and the Stockholder Representative, on behalf of the NCF Stockholders, upon consummation of the Business Combination.

THE OFFER IS CONDITIONED ON SATISFACTION OF THE MERGER CONDITION (AS FURTHER DESCRIBED IN THIS OFFER TO PURCHASE) AND THE OTHER CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE.  SEE “THE OFFER — CONDITIONS OF THE OFFER.”

We will fund the purchase of Class A common shares in the Offer with cash available to us from the Trust Account upon consummation of the Business Combination. As of February 5, 2019, Hunter Maritime had approximately $169,252.74 of cash and cash equivalents held outside the Trust Account, which amounts reflect the balance of loans in the aggregate amount of $1,000,000 received from its Sponsor (as defined below). See “The Offer — Source and Amount of Funds.”  The Offer is not conditioned on any minimum number of Class A common shares being tendered.  The Offer is, however, subject to certain other conditions, including the Merger Condition. See “The Offer —Purchase of Class A Common Shares and Payment of Purchase Price” and “The Offer —Conditions of the Offer.””

Hunter Maritime’s Class A common shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “HUNT.” As of February 8, 2019 the closing price of the Class A common shares was $10.30 per share.  Shareholders are urged to obtain current market quotations for the Class A common shares before deciding whether to tender their Class A common shares pursuant to the Offer. See “Price Range of Securities and Dividends.” Hunter Maritime has received a notice of delisting from Nasdaq for failure to comply with the listing requirement to have at least 300 shareholders. Hunter Maritime has requested a hearing to appeal the staff’s determination, which will stay the suspension of its securities and the delisting procedures while the appeal is pending.

Hunter Maritime also has issued and outstanding units (the “Units”) comprised of one Class A common share and one-half of one warrant, each whole warrant (a “Warrant”) entitling the holder thereof to acquire one Class A common share. The Units and the Warrants are also listed on Nasdaq under the symbols “HUNTU” and “HUNTW,” respectively.  The Offer is only open for our Class A common shares, and not those included as part of the Units.  You may tender Class A common shares that are included in Units, but to do so you must separate the Units into Class A common shares and Warrants prior to tendering such Class A common shares. The separation can typically be accomplished within three business days. See “The Offer — Procedures for Tendering Class A Common Shares.”

Our intention is to consummate the Business Combination. Our board of directors has unanimously (i) approved our making the Offer, (ii) approved the Merger Agreement and (iii) determined that the Business Combination is in the best interests of Hunter Maritime and, if consummated, the Business Combination would constitute our initial business combination pursuant to our Amended and Restated Articles of Incorporation. If you tender your Class A common shares in the Offer, you will not participate in the Business Combination because you will no longer hold such Class A common shares in Hunter Maritime. OUR BOARD OF DIRECTORS MAKES NO RECOMMENDATION AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR CLASS A COMMON SHARES. You are encouraged to make your own decision after consulting with your own advisor as to whether or not to tender Class A common shares, and if so, how many to tender.

Our Sponsor, officers, and certain members of our board of directors will directly benefit from the Business Combination and have interests in the Business Combination that may be different from, or in addition to, the interests of Hunter Maritime shareholders. See “The Business Combination — Interests of Certain Persons in the Business Combination.”

You must make your own decision as to whether to tender your Class A common shares and, if so, how many Class A common shares to tender. In doing so, you should read carefully the information in this Offer to Purchase and in the Letter of Transmittal, including the purposes and effects of the Offer. See “The Offer — Purpose of the Offer; Certain Effects of the Offer.” You should discuss whether to tender your Class A common shares with your broker, if any, or other financial advisor. See “Risk Factors” for a discussion of risks that you should consider, including risks relating to NCF, a peer-to-peer lending platform in China, and the inherent difficulty in obtaining accurate valuations on fintech companies such as NCF, before participating in the Offer.

Our Sponsor and the members of our management team have agreed to waive their redemption rights in connection with the Offer with respect to the Class A common shares they own. See “The Offer — Purpose of the Offer; Certain Effects of the Offer” and “The Business Combination — Interests of Certain Persons in the Business Combination.”

The information contained herein concerning NCF Wealth Group, its business, and industry has been provided by NCF Wealth Group.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Offer. Any representation to the contrary is a criminal offense.

Questions and requests for assistance regarding the Offer may be directed to Morrow Sodali LLC, as information agent (the “Information Agent”) for the Offer, at the telephone numbers and e-mail address set forth on the back cover of this Offer to Purchase. You may request additional copies of the Offer to Purchase, the Letter of Transmittal, and the other Offer documents, if any, from the Information Agent at the telephone number and e-mail address on the back cover of this Offer to Purchase. You may also contact your broker, dealer, commercial bank, trust company or nominee for copies of these documents.

February 12, 2019

IMPORTANT

If you desire to tender all or any portion of your Class A common shares, you must do one of the following before the Offer expires:

•	if your Class A common shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact the nominee and have the nominee tender your Class A common shares for you;

•	if you hold certificates for Class A common shares registered in your own name, you must complete and sign the appropriate enclosed Letter of Transmittal according to its instructions and deliver it, together with any required signature guarantees, the certificates for your Class A common shares and any other documents required by the Letter of Transmittal, to the Depositary;

•	if you are a participant institution of The Depository Trust Company, or DTC, you must tender your Class A common shares according to the procedure for book-entry transfer described in “The Offer — Procedures for Tendering Class A common shares” of this Offer to Purchase; or

•	if you are a holder of Units and wish to tender Class A common shares included in such Units, you must separate the Units into Class A common shares and Warrants prior to tendering such Class A common shares pursuant to the Offer. For specific instructions regarding separation of Units, you will need to contact your broker and/or see the letter from your broker/nominee, which includes an instruction form for your completion which provides a box to check to request separation of the Units. If you fail to cause your Class A common shares to be separated in a timely manner before the Offer expires, you will not be able to validly tender such Class A common shares prior to the expiration of the Offer.

To validly tender Class A common shares pursuant to the Offer, other than Class A common shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must properly complete and duly execute the Letter of Transmittal and deliver it to us in accordance with the procedures described in Offer to Purchase.

We are not making the Offer to, and will not accept any tendered Class A common shares from, shareholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to comply with the applicable laws and regulations to make the Offer to shareholders in any such jurisdiction.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your Class A common shares pursuant to the Offer. You should rely only on the information contained in this Offer to Purchase and in the related Letter of Transmittal or to which we have referred you. We have not authorized anyone to provide you with information or to make any representation in connection with the Offer other than those contained in this Offer to Purchase or in the related Letter of Transmittal. If anyone makes any recommendation or gives any information or representation regarding the Offer, you must not rely upon that recommendation, information or representation as having been authorized by us, our board of directors, the Depositary or the Information Agent for the Offer. You should not assume that the information provided in this Offer is accurate as of any date other than the date as of which it is shown, or if no date is otherwise indicated, the date of this Offer.

i

HOW TO OBTAIN ADDITIONAL INFORMATION

This Offer to Purchase incorporates important information about us that is not included or delivered herewith. If you would like to receive additional information or if you want additional copies of this document, the appendices or any other documents we file with the SEC, such information is available without charge upon written or oral request. Please contact the Information Agent for the Offering at:

Morrow Sodali LLC
470 West Avenue

Stamford CT 06902
Telephone: (800) 662-5200 or banks and brokers can call collect at (203) 658-9400

Email:  HUNT.info@morrowsodali.com

ii

Table of Contents

Page

CERTAIN DEFINITIONS	1

SUMMARY TERM SHEET	3

QUESTIONS AND ANSWERS ABOUT THE OFFER	4

RISK FACTORS	12

FORWARD-LOOKING STATEMENTS	39

INFORMATION ABOUT THE COMPANIES	40

SELECTED HISTORICAL FINANCIAL INFORMATION OF HUNTER MARITIME	43

SELECTED HISTORICAL FINANCIAL INFORMATION OF NCF	44

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	46

THE BUSINESS COMBINATION	47

THE MERGER AGREEMENT	52

THE OFFER	58

DESCRIPTION OF HUNTER MARITIME’S SECURITIES AND MATERIAL DIFFERENCES IN THE RIGHTS OF SHAREHOLDERS FOLLOWING THE BUSINESS COMBINATION	65

DESCRIPTION OF THE COMBINED COMPANY FOLLOWING THE BUSINESS COMBINATION	66

PRICE RANGE OF SECURITIES AND DIVIDENDS	85

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF HUNTER MARITIME	86

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF NCF WEALTH GROUP	88

MANAGEMENT OF COMBINED COMPANY	117

PRINCIPAL SHAREHOLDERS	118

UNAUDITED CONDENSED COMBINED PRO FORMA FINANCIAL STATEMENTS	120

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	127

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES	129

WHERE YOU CAN FIND MORE INFORMATION	136

Index to financial statements	f-1

ANNEX A: Merger Agreement, dated as of October 5, 2018, by and among Hunter Maritime Acquisition Corp., Hunter Maritime (BVI) Limited, NCF Wealth Holdings Limited, and Zhenxin Zhang, as NCF Stockholder Representative.

CERTAIN DEFINITIONS

Unless otherwise stated or where the context otherwise requires, references in this Offer to Purchase to:

•	“we,” “us,” “our,” the “Company,” “Hunter Maritime” or “Hunter” are to the registrant, Hunter Maritime Acquisition Corp., a Marshall Islands corporation, either prior to or following the Business Combination, as the context requires;

•	“Additional Agreements” are to the Voting Agreement, Equity Award Conversion Agreement, Class B Conversion Agreement, Registration Rights Agreement, Escrow Agreement, and Non-Compete Agreements, as contemplated by the Merger Agreement;

•	“Amended and Restated Articles of Incorporation” are to Hunter Maritime’s Amended and Restated Articles of Incorporation, as further amended and in effect on the date hereof;

•	“BCA” are to the Marshall Islands Business Corporations Act;

•	“Business Combination” are to the Merger;

•	“Business Combination Deadline” are to April 23, 2019;

•	“Class A common shares,” “Warrants” and “Units” are to securities of Hunter Maritime;

•	“Closing Payment Shares” are to the 200,000,000 Class A common shares of Hunter Maritime that are to be issued to the NCF Stockholders upon the consummation of the Business Combination as consideration therefor;

•	“CMB NV” are to Belgische Scheepvaartmaatschappij-Compagnie Maritime Belge, a company incorporated under the laws of Belgium and currently our Sponsor.

•	“combined company” are to Hunter Maritime and its subsidiaries following the consummation of the Business Combination;

•	“Earnout Shares” are to a maximum of 50,000,000 Class A common shares that may be issued to NCF and the NCF Stockholders if, after the Business Consummation, Hunter Maritime (and its subsidiaries on a consolidated basis) meets certain financial performance targets for the 2019 and 2020 fiscal years;

•	“Escrow Shares” are to 15,000,000 Closing Payment Shares that are to be deposited into escrow to secure certain indemnification obligations of NCF and the NCF Stockholders;

•	“founder shares” are to the Class B common shares held by the Sponsor and the Class A common shares to be issued upon the automatic conversion thereof at the time of our initial business combination pursuant to our Amended and Restated Articles of Incorporation and the Class B Conversion Agreement;

•	“FPI” or “FPI status” are to a foreign private issuer as defined by and determined pursuant to Rule 3b-4 of the Exchange Act;

•	“Hunter Merger Sub” are to Hunter Maritime (BVI) Limited, a British Virgin Islands company and a wholly-owned subsidiary of Hunter Maritime;

•	“initial public offering” or “IPO” are to Hunter Maritime’s initial public offering of units at $10.00 per Unit, each unit consisting of one Class A common share and one-half of one Warrant to purchase one Class A common share, on the Nasdaq Capital Market, which closed on November 23, 2016;

1

•	“Merger” are to the merger of NCF with and into Hunter Merger Sub, with NCF continuing as the surviving company and wholly-owned subsidiary of Hunter Maritime;

•	“Merger Agreement” are to the Merger Agreement, dated as of October 5, 2018, as may be amended from time to time, by and among Hunter Maritime, Hunter Merger Sub, NCF and the Stockholder Representative, relating to the Business Combination;

•	“NCF” are to NCF Wealth Holdings Limited, a British Virgin Islands company, or NCF Wealth Group, as the context requires;

•	“NCF Stockholders” are to the shareholders of NCF prior to the Business Combination;

•	“NCF Wealth Group” are to NCF and its subsidiaries and variable interest entities, as a group;

•	“Nasdaq” are to the Nasdaq Capital Market of the Nasdaq Stock Market LLC;

•	“private placement warrants” are to the Warrants issued to the Sponsor in a private placement in connection with Hunter Maritime’s IPO;

•	“public shares” are to the Class A common shares sold as part of the units in Hunter Maritime’s initial public offering (whether they were purchased in the offering or thereafter in the open market);

•	“public shareholders” are to holders of public shares;

•	“RMB” refers to Renminbi, the lawful currency of China;

•	“Securities Act” are to the United States Securities Act of 1933, as amended, and references to the “Exchange Act” are to the United States Securities Exchange Act of 1934, as amended;

•	“Sponsor” are to Bocimar Hunter NV prior to September 27, 2018 and to CMB NV from September 27, 2018 onward;

•	“Stockholder Representative” are to Zhenxin Zhang, as representative of the NCF Stockholders;

•	“Trust Account” are to the segregated account at KBC Bank located in Belgium where certain of the proceeds from our IPO and the sale of the private placement warrants, and additional funds are deposited pursuant to an agreement by and among Hunter Maritime, KBC Bank, and Continental Stock Transfer & Trust Company, for which Continental Stock Transfer & Trust Company is acting as trustee pursuant to an Investment Management Trust Agreement;

•	“underwriters” are to the underwriters of Hunter Maritime’s initial public offering; and

•	“Warrants” are to the warrants that were sold as part of the units in Hunter Maritime’s IPO (whether they were purchased in the offering or thereafter in the open market).

2

SUMMARY TERM SHEET

This summary term sheet highlights important information regarding the Offer and the Business Combination. To understand the Offer fully and for a more complete description of the terms of the Offer and the Business Combination, you should carefully read this entire Offer to Purchase, including the appendices and documents incorporated by reference, and the Letter of Transmittal. We have included references to the sections of this Offer to Purchase where you will find a more complete description of the topics addressed in this summary term sheet.

Structure of the Offer	The Offer consists of our offer to purchase Class A common shares, par value $0.0001 per share, of Hunter Maritime Acquisition Corp. upon the closing of the Offer.

Securities Subject to the Offer	Up to 2,173,750 Class A common shares.

Price Offered Per Class A common share in the Offer	$10.215 net to the seller in cash, without interest thereon (the “Purchase Price”).

Scheduled Expiration of Offer	5:00 p.m., New York City time, on March 15, 2019 unless the Offer is otherwise extended, which may depend on whether the conditions to closing the Merger have been completed, as well as the timing and process of the SEC’s review of the Offer to Purchase, or the Offer has been terminated (the “Expiration Date”).

Party Making the Offer	Hunter Maritime Acquisition Corp., a corporation organized under the laws of the Republic of the Marshall Islands.

Conditions to the Offer	Our obligation to purchase Class A common shares validly tendered and not properly withdrawn at the Expiration Date is conditioned upon, among other things, the Business Combination, in our reasonable judgment, to be determined immediately prior to the Expiration Date, being capable of being consummated substantially contemporaneously with this Offer, but in no event later than three business days after the Expiration Date (we refer to this condition, which is not waivable, as the “Merger Condition”)

Merger Agreement and the Business Combination

The Offer is being made pursuant to the terms of the Merger Agreement by and among Hunter Maritime, Hunter Merger Sub, NCF and the Stockholder Representative pursuant to which NCF will merge with and into Hunter Merger Sub, with NCF continuing as the surviving company and a wholly-owned subsidiary of Hunter Maritime. The aggregate consideration to be provided by Hunter Maritime to the NCF Stockholders pursuant to the Merger Agreement will consist of: (i) 200,000,000 Class A common shares (the “Closing Payment Shares”), of which 15,000,000 Class A common shares (the “Escrow Shares”) shall be deposited into escrow to secure certain indemnification obligations of NCF and the NCF Stockholders, plus (ii) earnout payments consisting of up to an additional 50,000,000 Class A common shares if Hunter Maritime (and its subsidiaries on a consolidated basis) meets certain financial performance targets for the 2019 and 2020 fiscal years (the “Earnout Shares”).

NCF Wealth Group is a leading fintech company in China, primarily focused on private lending through its online marketplace, connecting borrowers with investors. For further information about NCF Wealth Group, please see “Description of the Combined Company” and “Risk Factors.”

For further information regarding the Offer, see “Questions and Answers About the Offer” beginning on page 4 and “The Offer” beginning on page 58.

3

QUESTIONS AND ANSWERS ABOUT THE OFFER

General

Q.	What is the background of Hunter Maritime Acquisition Corp?

A:	We are a blank check company formed on June 24, 2016 under the laws of the Republic of the Marshall Islands for the purpose of acquiring through a merger, capital stock exchange, asset acquisition, debt acquisition, stock purchase, reorganization or other similar business combination, vessels, vessel contracts (including for the purchase and charter-in by us of vessels) or one or more operating businesses or assets. On November 23, 2016, we consummated our IPO of 15,000,000 units. Each unit issued in the IPO consists of one Class A common share and one-half of one warrant. Each whole warrant entitles the holder to purchase one Class A common share at a price of $11.50. Simultaneously with the consummation of the IPO, our Sponsor purchased 3,333,333 warrants in a private placement, which we refer to as the private placement warrants, at a purchase price of $1.50 per warrant to our Sponsor generating gross proceeds of $5,000,000.

On December 16, 2016, the underwriters of our IPO exercised their overallotment option in part, for a total of an additional 173,100 Units. As a result of the partial exercise of the overallotment option, as of January 3, 2017, our Sponsor forfeited 519,225 Class B common shares in order to maintain its ownership, on an as-converted basis, at 20% of our issued and outstanding common shares. In addition, we completed the private sale of an additional 23,080 private placement warrants to our Sponsor at a purchase price of $1.50 per warrant, generating gross proceeds of $34,620, in accordance with the terms of the private placement agreement entered into concurrently with the IPO.

The 15,173,100 Units sold in the IPO, including the 173,100 Units sold pursuant to the overallotment option, were sold at an offering price of $10.00 per Unit, generating gross proceeds of $151,731,000, which was placed in the Trust Account pending our completion of an initial business combination.

On January 9, 2017, the Class A common shares and Warrants underlying the units sold in the IPO began to trade separately.

On November 6, 2018, we completed a tender offer, funded with the proceeds then held in the Trust Account, in connection with an amendment to our Amended and Restated Articles of Incorporation to extend the deadline (the “Extension Amendment”) by which a business combination must be consummated to April 23, 2019 (the “Extended Date”), pursuant to which we purchased 12,999,350 Class A common shares at $10.125 per share, for an aggregate purchase price of approximately $131.6 million (the “Extension Tender Offer”). In connection with the Extension Tender Offer, we deposited into the Trust Account an additional $1,896,637.50 to make the total amount on deposit in the Trust Account equal to $10.125 per Class A common share (the “First Tender Contribution”). The First Tender Contribution was funded by a combination of cash on hand held outside the Trust Account and a loan to us from our Sponsor in the principal amount of $500,000 and which bears interest at LIBOR plus 0.60% (the “November 2018 Promissory Note”).

In connection with the Extension Amendment, our Sponsor, or persons on its behalf, has agreed to contribute to us $0.03 for each Public Share that was not purchased in the Extension Tender Offer for each calendar month commencing on November 23, 2018 (the day by which were initially required to complete our initial business combination) until April 23, 2019, or such earlier date that we complete our initial business combination (the “Monthly Extension Contribution”). We will deposit the amount of the Monthly Extension Contribution in the Trust Account within five (5) business days of the beginning of each such calendar month, with respect to the previous such calendar month, commencing on December 23, 2018 and on the 23rd day of each subsequent month up to and including the Extended Date.  The aggregate amount of the Monthly Extension Contribution will be repayable by us to our Sponsor if we complete an initial business combination. On each of December 27, 2018 and January 29, 2019, $65,212.50 was contributed to the Trust Account for the Monthly Extension Contribution. The Monthly Extension Contributions were funded with a portion of the proceeds from two loans to us from our Sponsor, one in the principal amount of $300,000 and which bears interest at LIBOR plus 0.60%, and one in the principal amount of $200,0000 and which bears interest at LIBOR plus 0.60% (together, the “Funding Promissory Notes”). As a result, following the Extension Tender Offer, First Tender Contribution, and the two Monthly Extension Contributions, approximately $22 million remains in the Trust Account.

If we do not consummate our initial business combination by the Business Combination Deadline, we must liquidate the Trust Account to the holders of the public shares and dissolve.

Q.	Who is Merger Sub?

A:	Merger Sub is a British Virgin Islands company and a wholly-owned subsidiary of Hunter Maritime formed in October 2018 for the purpose of engaging in the Business Combination.

Q.	Who is NCF Wealth Group?

A:	NCF Wealth Group is a fintech company in China. primarily focused on connecting investors and borrowers, providing multi-scenario investment analysis to platform users to meet their diversified investment needs, and building a closed-loop ecosystem in the field of internet finance. It also provides financing advisory and technical support for borrowers when they announce their financing needs. NCF Wealth Group aims to provide simplified, convenient and flexible financing solutions to both small and medium enterprises (“SMEs”) and individual borrowers. NCF generates revenues primarily from fees charged to borrowers for matching them with lenders through the facilities of its online platform and for providing financing advisory services to them. NCF’s platform does not pool funds from investors or grant loans to any customer or provide any credit services; that is, NCF does not itself finance the loans offered on its platform with its own funds. NCF is a British Virgin Islands company, with its primary business address at Tower A, WangXin Building, 28 Xiaoyun Rd, Chaoyang District, Beijing, 100027.

Q.	Who is offering to purchase the securities?

A:	Hunter Maritime is offering to purchase the Class A common shares..

4

Q.	What securities are sought?

A.	Hunter Maritime is offering to purchase up to all of its outstanding Class A common shares validly tendered and not properly withdrawn pursuant to the Offer. However, if you support our proposed Business Combination, do not tender your Class A common shares in the Offer because if you tender your Class A common shares in the Offer, you will not participate in the Business Combination because you will no longer hold such Class A common shares in Hunter Maritime upon consummation of the Business Combination.

Q.	Why are we making the Offer?

A.	Pursuant to our Amended and Restated Articles of Incorporation, we are required, in connection with the Business Combination, to provide all holders of our Class A common shares with the opportunity to redeem their Class A common shares for a portion of our Trust Account. The Offer is being made to provide our shareholders with such opportunity to redeem their Class A common shares. Our Sponsor and the members of our management team have agreed to waive such redemption rights with respect to any Class A common shares they have acquired. See “The Offer —Purpose of the Offer; Certain Effects of the Offer.”

Promptly following the scheduled Expiration Date, we will publicly announce whether the offer conditions have been satisfied or waived (as applicable) and whether the Offer has been completed, extended or terminated. If such offer conditions are satisfied or waived (as applicable), promptly after the Expiration Date and substantially contemporaneously with the completion of the Business Combination, we shall purchase and pay the Purchase Price for each Class A common share validly tendered and not properly withdrawn.

Q.	Why is the Offer for 2,173,750 Class A common shares?

A.	Pursuant to our Amended and Restated Articles of Incorporation, Hunter Maritime is required, in connection with the Business Combination, to provide all holders of its public shares with the opportunity to redeem their Class A common shares through a tender offer pursuant to the tender offer rules promulgated under the Exchange Act. The Offer is being made to provide Hunter Maritime’s shareholders with such opportunity to redeem their Class A common shares in connection with consideration of the Business Combination. See “The Offer — Purpose of the Offer; Certain Effects of the Offer.”

Of the approximately $151.7 million originally held in the Trust Account, as of February 5, 2019, approximately $22 million remains therein, after approximately $131.6 million was released from the Trust Account and used to purchase approximately 12,999,350 Class A common shares tendered by our shareholders pursuant to the Extension Tender Offer, and after the deposit of the First Tender Contribution and the Monthly Extension Contributions through the date hereof. As further required by the terms of the Merger Agreement, we cannot consummate the Business Combination unless we retain an amount of net tangible assets of no less than $5,000,001 on the closing date of the Business Combination.

Q.	What if the conditions to the Offer are not satisfied?

A.	Our obligation to purchase Class A common shares validly tendered and not properly withdrawn at the Expiration Date is conditioned upon, among other things, the Merger Condition. If we are unable to satisfy the Merger Condition, we may amend, terminate or extend the Offer. If we terminate the Offer, we will NOT: (i) purchase any Class A common shares pursuant to the Offer or (ii) consummate the Business Combination in accordance with the terms of the Merger Agreement. Class A common shares tendered pursuant to the Offer but not purchased by us in the Offer will be returned at our expense promptly following the expiration of the Offer.

If we do not consummate the Business Combination on or before April 23, 2019, we will terminate the Offer and will commence winding up of our affairs and will liquidate without completing a business combination. See “The Offer—General Terms” and “The Offer—Purchase Price.”

Q.	What will be the purchase price for the Class A common shares and what will be the form of payment?

A.	The Purchase Price for the Offer is $10.215 per Class A common share, which is equal to the per share amount held in the Trust Account as of two business days prior to the commencement of this Offer excluding investment earnings on the Trust Account (and which assumes we will deposit a third Monthly Extension Contribution). All Class A common shares we purchase will be purchased at the Purchase Price. See “The Offer — General Terms” and “The Offer—Purchase Price.” If your Class A common shares are purchased in the Offer, you will be paid the Purchase Price, in cash promptly after the Expiration Date.

Q.	Has Hunter Maritime or its board of directors adopted a position on the Offer?

A.	Our intention is to consummate the Business Combination. Our board of directors has unanimously approved our making this Offer, (ii) approved the Business Combination and (iii) determined that the Business Combination is in the best interests of Hunter Maritime and, if consummated would constitute the initial business combination pursuant to our Amended and Restated Articles of Incorporation. If the Merger Condition is not satisfied, we will be unable to consummate the Business Combination. If you tender your Class A common shares pursuant to the Offer, you will not be participating in the Business Combination because you will no longer hold such Class A common shares in Hunter Maritime upon the consummation of the Business Combination. Our Board of Directors makes no recommendation as to whether any shareholder should tender or refrain from tendering its Class A common shares. You must make your own decision as to whether to tender your Class A common shares and, if so, how many to tender. In doing so, you should read carefully the information in this Offer to Purchase and in the Letter of Transmittal, including the purpose and effects of the Offer.

5

The Business Combination

Q.	Is there a Merger Agreement related to the Offer?

A.	Yes. On October 5, 2018, Hunter Maritime, Hunter Merger Sub, NCF and the Stockholder Representative entered into the Merger Agreement, pursuant to which, among other things and subject to the terms and conditions contained in the Merger Agreement, Hunter Maritime will effect an acquisition of NCF by NCF merging with and into Hunter Merger Sub, with NCF continuing as the surviving company and a wholly-owned subsidiary of Hunter Maritime.

Q.	What is the structure of the Business Combination and the Merger Consideration?

A.	Upon the closing of the Business Combination, NCF will be merged with and into Hunter Merger Sub, a British Virgin Islands company and wholly owned subsidiary of Hunter Maritime. Pursuant to the terms of the Merger Agreement, all of the shares (and other securities granted under NCF’s 2015 Equity Incentive Plan) of NCF will be cancelled and automatically converted into the right to receive an aggregate of 200 million shares of Class A common stock of Hunter Maritime, of which 15 million Class A common shares shall be deposited into escrow to secure certain indemnification obligations. The NCF Stockholders shall also be entitled to receive up to 50 million additional Class A common shares if NCF meets certain financial performance targets for the 2019 and 2020 fiscal years. The Merger Agreement is based on an equity valuation of NCF of $2,000,000,000. Hunter Maritime has agreed to enter into a Registration Rights Agreement with the Stockholder Representative pursuant to which Hunter Maritime shall grant each NCF Stockholder certain registration rights with respect to the registration of the Closing Payment Shares. Hunter Maritime expects that the NCF Stockholders and our Sponsor will seek to have their shares in Hunter Maritime registered for resale under the Registration Rights Agreement promptly following the closing of the Business Combination.

Prior to the Business Combination, as set forth in Hunter Maritime’s Amended and Restated Articles of Incorporation, Hunter Maritime must offer the holders of its Class A common shares the opportunity to redeem their Class A common shares pursuant to a tender offer, which is this Offer.

In addition, upon consummation of the Business Combination, the Class B common shares then outstanding, which are held solely by the Sponsor, will be converted automatically into an equal number of Class A common shares. In connection with the closing of the Business Combination, we have agreed to waive the Sponsor’s contractual restriction on selling its Class A common shares for a period of one-year after the consummation of our initial business combination, and accordingly, our Sponsor may sell or otherwise transfer its Class A common shares when a registration statement covering resales thereof is declared effective by the SEC. We have agreed to register the resale of the Sponsor’s Class A common shares pursuant to a Registration Rights Agreement entered into with the Sponsor at the time of our IPO.

Q.	What will be the ownership and organizational structure of Hunter Maritime after consummation of the Business Combination?

A.	After the Business Combination, assuming no redemptions of Class A common shares for cash in the Offer, Hunter Maritime’s current public shareholders will own approximately 1% of Hunter Maritime, Hunter Maritime’s current directors, officers and affiliates, including the Sponsor, will collectively own approximately 2% of Hunter Maritime, and the pre-Business Combination NCF Stockholders will own approximately 97% of Hunter Maritime. Assuming redemption by holders of 2,173,750 of the outstanding Class A common shares in the Offer, Hunter Maritime’s current public shareholders will own 0% of Hunter Maritime, Hunter Maritime’s current directors, officers and affiliates, including the Sponsor, will own approximately 2% of Hunter Maritime, and the pre-Business Combination NCF Stockholders will own approximately 98% of Hunter Maritime.

Additionally, immediately following the consummation of the Business Combination, the board of directors of Hunter Maritime is expected to be composed of five directors. NCF Stockholders will have the right to designate all five directors, three of which must satisfy applicable independent director requirements.

Q.	Will there be a single controlling shareholder following the completion of the Business Combination?

A.	Yes. The ownership of Class A common shares following the consummation of the Business Combination will depend on the number of Class A common shares that are validly tendered, not validly withdrawn and accepted for payment pursuant to the Offer. Assuming that 205,967,025 Class A common shares are outstanding upon consummation of the Business Combination and that no Class A common shares have been redeemed, Zhenxin Zhang, NCF Wealth Group’s Chairperson, will beneficially own in the aggregate approximately 59.6% of the outstanding Class A common shares. See “Principal Shareholders” for more information regarding the beneficial ownership of Hunter Maritime following the Business Combination.

Q.	How will the Offer and Business Combination affect the number of Hunter Maritime’s outstanding shares and holders?

A.	As of February 5, 2019, there were 262,028 Units (each Unit being comprised of one Class A common share and one half of one Warrant) outstanding, 2,173,750 Class A common shares outstanding (including 262,028 Class A common shares underlying the outstanding Units), and 10,942,962 Warrants outstanding (including 131,014 Warrants underlying the outstanding Units). The Units, Class A common shares and Warrants are registered pursuant to Section 12 of the Exchange Act.

Immediately following the Business Combination, we will have 205,967,025 Class A common shares outstanding in the event no Class A common shares are tendered in this Offer, and 203,793,275 Class A common shares outstanding in the event 2,173,750 Class A common shares are accepted in the Offer.  See “The Offer — Purpose of the Offer; Certain Effects of the Offer” and “Principal Shareholders.”

To the extent any of our shareholders validly tender their Class A common shares (without subsequently properly withdrawing such tendered Shares) and that tender is accepted, the number of our holders following the Business Combination would be reduced.  See “The Offer —Purpose of the Offer; Certain Effects of the Offer.”

6

Q.	Are there other agreements that will be entered into in connection with the Business Combination?

A.	Yes. In addition to the Merger Agreement, the following agreements will be executed in connection with the Business Combination:

•	Voting Agreement. Hunter Maritime, NCF, and the Stockholder Representative have agreed to enter into a two-year voting agreement relating to the election of directors of Hunter Maritime.

•	Registration Rights Agreement. Hunter Maritime has agreed to enter into a Registration Rights Agreement with the Stockholder Representative pursuant to which Hunter Maritime shall grant each NCF Stockholder certain registration rights with respect to the registration of the Closing Payment Shares.

•	Escrow Agreement. Hunter Maritime and the Stockholder Representative will enter into an agreement to deposit 15 million Closing Payment Shares into escrow to be set aside to secure certain indemnification obligations of NCF and the NCF Stockholders pursuant to the Merger Agreement.

•	Equity Award Conversion Agreement. The holders of equity awards granted under NCF’s 2015 Equity Incentive Plan will agree to convert their awards into the right to receive, without interest, the applicable portion of the Closing Payment Shares (less the Escrow Shares).

•	Class B Conversion Agreement. The Sponsor will agree with Hunter Maritime that each Class B common share of Hunter Maritime will be converted into one Class A common share upon closing of the Business Combination.

Q.	Are the Offer and the Business Combination conditioned on one another?

A.	Yes. Pursuant to the terms of the Merger Agreement, it is a condition to the consummation of the Business Combination that the Offer is conducted in accordance with the terms of the Merger Agreement, and, pursuant to the terms of this Offer to Purchase, the Offer is subject to the condition that the Merger Condition (as described below) is satisfied, among other conditions. If the Merger Condition is not satisfied by the Expiration Date, we will terminate or extend the Offer. In the event the Offer is terminated, we will promptly return any Class A common shares, at our expense, that were delivered pursuant to the Offer upon the expiration or termination of the Offer and we will not consummate the Business Combination. If we do not consummate the Business Combination on or before April 23, 2019, we will terminate the Offer and will commence winding up of our affairs and will liquidate without completing a business combination. See “The Merger Agreement.”

Q.	What assumptions have we made when disclosing ownership information?

A.	We have made several assumptions with respect to ownership of Common Stock following the consummation of the Business Combination. These assumptions impact certain calculations of post-transaction ownership and voting rights throughout this Offer to Purchase. Unless otherwise expressly stated, all such calculations relating to beneficial ownership and voting rights post-Business Combination assume: (i) that no Class A common shares are validly tendered pursuant to the Offer; and (ii) the issuance of 200 million shares of Class A common stock as merger consideration to NCF stockholders in connection with the Business Combination.

Q.	What are the most significant conditions to the Offer?

A.	Our obligation to purchase Class A common shares validly tendered and not properly withdrawn at the Expiration Date is conditioned upon satisfaction of the Merger Condition.

Q.	What are the most significant conditions to the Business Combination?

A.	General Conditions

Consummation of the Business Combination is conditioned on the satisfaction of each of the following conditions, among others:

•	standard transaction closing conditions, including the absence of any (i) provision of any applicable law or order restraining or prohibiting or imposing any condition on the consummation of the Business Combination, and (ii) action brought by any governmental authority to enjoin or otherwise restrict the consummation of the Business Combination;

•	each of the Voting Agreement, Registration Rights Agreement, Escrow Agreement and Class B Conversion Agreement being entered into and in full force and effect;

•	Hunter Maritime having at least $5,000,001 of net tangible assets on the date of closing of the Business Combination; and

•	Hunter Maritime’s initial listing application with Nasdaq in connection with the Business Combination shall have been approved and Hunter Maritime’s Class A common shares shall have approved for listing on Nasdaq.

Conditions to Obligations of Hunter Maritime

The obligations of Hunter Maritime to consummate the Business Combination are subject to the satisfaction or waiver of certain conditions, including the following conditions, among others:

•	standard transaction closing conditions, including that (i) NCF has performed all of its obligations under the Merger Agreement required to be performed by it at or prior to the closing date, (ii) all of the representations and warranties of NCF in the Merger Agreement are true and correct, except for any inaccuracies which would not in the aggregate reasonably be expected to have a material adverse effect on the NCF Wealth Group, and (iii) no material adverse effect shall have occurred with respect to NCF;

7

•	Hunter Maritime shall have received certain financial statements from NCF; and

•	holders of equity awards granted under NCF’s 2015 Equity Incentive Plan shall have executed and delivered Equity Award Conversion Agreements providing for the conversion of such awards, without interest, into the applicable portion of the Closing Payment Shares (less Escrow Shares).

Conditions to Obligations of NCF

The obligations of NCF to consummate the Business Combination are subject to the satisfaction or waiver of certain conditions, including the following conditions, among others:

•	standard transaction closing conditions, including that (i) Hunter Maritime has performed in all material respects all of its obligations under the Merger Agreement required to be performed by it at or prior to the closing date, and (ii) all of the representations and warranties of Hunter Maritime in the Merger Agreement are true and correct, except for any inaccuracies which would not in the aggregate reasonably be expected to have a material adverse effect on Hunter Maritime;

•	Hunter Maritime shall have executed and delivered to NCF a copy of each Additional Agreement to which it is a party;

•	the five directors designated by the NCF Stockholders shall have been appointed to the board of directors of Hunter Maritime, effective as of the closing of the Business Combination; and

•	The 3,793,275 Class B common shares outstanding shall be converted into an equal number of Class A common shares.

If any of the conditions to the Business Combination are not satisfied, Hunter Maritime or NCF, as applicable, may choose to exercise any applicable right to terminate the Merger Agreement.  See “Risk Factors — Risks Related to the Consummation of the Business Combination” and “The Merger Agreement — Conditions to Closing of the Business Combination.”  We refer to the conditions to the Offer and the Business Combination, as the “offer conditions.”  See “The Merger Agreement — Conditions to Closing of the Business Combination” and “The Offer — Conditions of the Offer.”

Q.	What interests do our directors, executive officers, and Sponsor of Hunter Maritime have in the Business Combination?

A.	Hunter Maritime’s Sponsor and certain of Hunter Maritime’s directors and officers have interests in the Business Combination that may be different from, or in addition to, the interests of Hunter Maritime’s shareholders. If the Business Combination is not completed by the Business Combination Deadline, Hunter Maritime will be required to liquidate following distribution of the amounts in the Trust Account. In such event, there will be no distribution from the Trust Account with respect to the Sponsor’s 3,793,275 Class B common shares or 3,356,413 private placement warrants, which would expire worthless. Certain of Hunter Maritime’s directors and executive officers are affiliated with the Sponsor.

Unless Hunter Maritime consummates the Business Combination, its officers, directors and respective affiliates will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceeded the amount of its working capital. As a result, the financial interest of Hunter Maritime’s officers, directors and their respective affiliates could influence their motivation in pursuing NCF as a target and therefore there may be a conflict of interest when determining whether the Business Combination is in Hunter Maritime’s shareholders’ best interests.

In addition, the Sponsor has contractually agreed that, if Hunter Maritime liquidates prior to the consummation of a business combination, it will be liable to ensure that the proceeds in the Trust Account are not reduced below $10.00 per share by the claims of target businesses or claims of vendors or other entities that are owed money by Hunter Maritime for services rendered or contracted for or products sold to it. In addition, the Sponsor has provided loans to us in the aggregate amount of $1,000,000 as of the date of this Offer, and we expect that the Sponsor will provide additional loans to us prior to the Business Combination Deadline, which loans are repayable only upon the consummation of a business combination, and further the aggregate amount of the Monthly Extension Contributions will be repayable by us to our Sponsor only if we complete an initial business combination. Therefore, the Sponsor has a financial interest in consummating any business combination, thereby resulting in a potential conflict of interest. The Sponsor or its affiliates could influence Hunter Maritime’s officers’ and directors’ motivation in pursuing NCF as a target and therefore there may be a conflict of interest when the directors and officers determine whether the Business Combination is in Hunter Maritime’s shareholders’ best interests.

If the Business Combination with NCF is completed, the board of directors of Hunter Maritime is expected to be composed of five directors. NCF Stockholders will have the right to designate all five directors, three of which must satisfy applicable independent director requirements.

The exercise of Hunter Maritime’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in best interests of Hunter Maritime’s shareholders.

The Offer

Q.	How will Hunter Maritime fund the payment for the Class A common shares?

A.	We will use funds on deposit in the Trust Account to purchase the Class A common shares of redeeming stockholders. See “The Offer—Source and Amount of Funds,” “The Offer—Purpose of the Offer; Certain Effects of the Offer” and “The Merger Agreement.” The Purchase Price for the Offer is $10.215 per Class A common share, which is equal to the per share amount held in the Trust Account as of two business days prior to the commencement of this Offer excluding investment earnings on the Trust Account, and which assumes we will deposit a third Monthly Extension Contribution.

8

Q.	How long do I have to tender my Class A common shares?

A.	You may tender your Class A common shares pursuant to the Offer until the Offer expires on the Expiration Date. Consistent with the terms of the Offer, we may need to extend the Offer depending on whether the conditions to the Merger have been satisfied and the timing and process of the SEC’s review of the Offer to Purchase and related materials and for other reasons. The Offer will expire on March 15, 2019 at 5:00p.m., New York City time, unless we extend or terminate the Offer. See “The Offer — General Terms,” “The Offer —Purchase Price,” and “The Offer — Extension of the Offer; Termination; Amendment.” If a broker, dealer, commercial bank, trust company or other nominee holds your Class A common shares, it is likely the nominee has established an earlier deadline for you to act to instruct the nominee to accept the Offer on your behalf. We urge you to contact the broker, dealer, commercial bank, trust company or other nominee to find out the nominee’s deadline. See “The Offer — Procedures for Tendering Class A Common Shares.”

Q.	Can the Offer be extended, amended or terminated and, if so, under what circumstances?

A.	We may extend or amend the Offer to the extent we determine such extension or amendment is necessary or is required by applicable law, rule or regulation, subject to certain restrictions in our Amended and Restates Articles of Incorporation and the Merger Agreement. If we extend the Offer, we will delay the acceptance of any Class A common shares that have been validly tendered and not properly withdrawn pursuant to the Offer. We can also terminate the Offer if any of the offer conditions listed in “The Offer — Conditions of the Offer” are not satisfied, or the satisfaction thereof has not been waived. See “The Offer —Extension of the Offer; Termination; Amendment.

Q.	How will I be notified if the Offer is extended or amended?

A.	If the Offer is extended, we will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date. We will announce any amendment to the Offer by making a public announcement of the amendment. See “The Offer — Extension of the Offer; Termination; Amendment.”

Q.	How do I tender my Class A common shares?

A.	If you hold your Class A common shares in your own name as a holder of record and decide to tender your Class A common shares, you must deliver your Class A common shares by mail or physical delivery and deliver a completed and signed Letter of Transmittal or an Agent’s Message (as defined in “The Offer — Procedures for Tendering Class A common shares”) to Continental Stock Transfer & Trust Company (the “Depositary”) before 5:00 p.m., New York City time, on March 15, 2019 or such later time and date to which we may extend the Offer.

If you hold your Class A common shares in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company or other nominee (i.e., in “street name”), you must contact your broker or other nominee if you wish to tender your Class A common shares. See “The Offer — Procedures for Tendering Class A Common Shares” and the instructions to the Letter of Transmittal.

If you are a participant institution of The Depository Trust Company (DTC), you must tender your Class A common shares, according to the procedure for book-entry transfer described in “The Offer — Procedures for Tendering Class A common shares” of this Offer to Purchase.

You may contact Morrow Sodali LLC (the “Information Agent”) or your broker for assistance. The telephone numbers and e-mail address for the Information Agent are set forth on the back cover of this Offer to Purchase. See “The Offer — Procedures for Tendering Class A Common Shares” and the instructions to the Letter of Transmittal.

Q.	Can I tender my Units in the Offer?

A.	No. The Offer is only being made for our Class A common shares. If any or all of your Class A common shares are held as part of a Unit and you wish to tender the Class A common shares included in such Units, you will need to separate the Unit into its component pieces prior to exercising your redemption rights with respect to the Class A common shares in the Offer and undertake all actions necessary to allow for tender of the separated shares. For specific instructions regarding separation of Units, you will need to contact your broker and/or see the letter from your broker/nominee, which includes an instruction form for your completion which provides a box to check to request separation of the Units. The voluntary separation of the Units occurs through the facilities of the DTC and is subject to the procedures of DTC and the various broker/nominees who hold their positions through DTC. Accordingly, while we believe that such separation of the Units can typically be accomplished within three business days, no assurance can be given regarding how quickly units can be separated and Unit holders are urged to promptly contact their broker/nominee if they wish to tender the shares underlying their Units. If you fail to cause your Class A common shares to be separated in a timely manner before the Offer expires, you will not be able to validly tender such Class A common shares prior to the expiration of the Offer.

Q.	Can I tender my Warrants in the Offer?

A.	No. The Offer is only being made for our Class A common shares. We are not offering to purchase our Warrants in the Offer. Furthermore, our Warrants are not exercisable until the consummation of an initial business combination and therefore a Warrant holder will not be able to exercise his, her or its Warrants to purchase Class A common shares and then tender the Class A common shares pursuant to the Offer.

Q.	Until what time can I withdraw previously tendered Class A common shares?

A.	You may withdraw your tendered Class A common shares at any time prior 5:00 p.m., New York City time, on March 15, 2019 or such later time and date to which we may extend the Offer. In addition, unless we have already accepted your tendered Class A common shares for payment, you may withdraw your tendered Class A common shares at any time after 5:00 p.m., New York City time, on March 15, 2019. See “The Offer — Withdrawal Rights.”

9

Q.	How do I properly withdraw Class A common shares previously tendered?

A.	You must deliver, on a timely basis, a written notice of your withdrawal to the Depositary at the address appearing on the back cover page of this Offer in order to properly withdraw your Class A common shares. Your notice of withdrawal must specify your name, the number of Class A common shares to be withdrawn and the name of the registered holder of such Class A common shares. Certain additional requirements apply if the certificates for Class A common shares to be withdrawn have been delivered to the Depositary or if your Class A common shares have been tendered under the procedure for book-entry transfer set forth in “The Offer — Procedures for Tendering Class A common shares.” See “The Offer — Withdrawal Rights.”

Q.	When and how will Hunter Maritime pay for the Class A common shares I tender that are accepted for purchase?

A.	We will pay the Purchase Price in cash for the Class A common shares we purchase promptly, and in any event concurrently with the consummation of the Business Combination, after (i) the expiration of the Offer if the offer conditions are satisfied or waived (as applicable), and (ii) our acceptance of the Class A common shares for payment. We will pay for the Class A common shares accepted for purchase by depositing the aggregate Purchase Price with the Depositary promptly after the expiration of the Offer provided that the offer conditions are met. The Depositary will act as your agent and will transmit to you the payment for all of your Class A common shares accepted for payment. See “The Offer — Purchase of Class A Common Shares and Payment of Purchase Price.”

Q.	Will I have to pay brokerage fees and commissions if I tender my Class A common shares?

A.	If you are a holder of record of your Class A common shares and you tender your Class A common shares directly to the Depositary, you will not incur any brokerage fees or commissions. If you hold your Class A common shares in street name through a broker, bank or other nominee and your broker tenders Class A common shares on your behalf, your broker may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See “The Offer — Procedures for Tendering Class A Common Shares.”

Q.	What are the U.S. federal income tax consequences if I tender my Class A common shares?

A.	The receipt of cash for your tendered Class A common shares will generally be treated for U.S. federal income tax purposes either as a sale or exchange transaction or as a distribution. Because we are a PFIC (defined below), beneficial owners of Class A common shares should review “Material U.S. Federal Income Tax Consequences” below and are urged to consult their personal tax advisors with respect to a potential tender of shares pursuant to this Offer.

Q.	Will I have to pay stock transfer tax if I tender my Class A common shares?

A.	We will not pay any stock transfer taxes in connection with this Offer. If you instruct the Depositary in the Letter of Transmittal to make the payment for the Class A common shares to anyone other than the registered holder, you may incur stock transfer tax. See “The Offer — Purchase of Class A Common Shares and Payment of Purchase Price.”

Q.	Whom do I contact if I have questions about the Offer?

A.	For additional information or assistance, you may contact the Information Agent at the telephone numbers and e-mail address set forth on the back cover of this Offer to Purchase. You may request additional copies of the Offer to Purchase, the Letter of Transmittal and other related documents from the Information Agent at: (800) 662-5200. Banks and brokers can call collect at (203) 658-9400.

Q.	How will the Offer affect the number of Class A common shares outstanding and the number of our shareholders?

A.	As of February 6, 2019, we had an aggregate of 5,967,025 common shares outstanding, consisting of 2,173,750 Class A common shares and 3,793,275 Class B common shares. In addition, we had outstanding warrants to acquire 10,942,963 Class A common shares at an exercise price of $11.50 per share. The Class B common shares will automatically convert to Class A common shares upon our consummation of an initial business combination.

If no Class A common shares are tendered in this Offer, and prior to the completion of the Business Combination, the total number of our outstanding common shares will not change (we will have 2,173,750 Class A common shares outstanding and 3,793,275 Class B common shares outstanding). If the Offer is fully subscribed, following our purchase of the Class A common shares tendered pursuant to this Offer, and prior to the completion of the Business Combination, we will have no Class A common shares outstanding and 3,793,275 Class B common shares outstanding. However, our Sponsor and the members of our management team have agreed not to tender any shares that they own in this Offer. Warrants are not subject to the Offer and therefore the number of warrants outstanding will not be affected by the Offer. See “The Offer — Purpose of the Offer; Certain Effects of the Offer,” “The Offer —Source and Amount of Funds” and “Principal Shareholders.”

To the extent any of our shareholders validly tender their Class A common shares (without subsequently properly withdrawing such tendered Class A common shares) and that tender is accepted by us, the number of our holders would be reduced. See “The Offer — Purpose of the Offer; Source and Amount of Funds and Certain Effects of the Offer.”

Q.	Is there a limit on the total number of Class A common shares that may be tendered?

A.	Our Articles of Incorporation provide that we may not redeem our Class A common shares in an amount that would cause our net tangible assets to be less than $5,000,001. Other than this limitation, our Articles of Incorporation do not provide a specified maximum redemption threshold. In addition, as a result of the Business Combination being consummated concurrently with the redemption of Class A common shares in the Offer, we will have in excess of $5,000,001 in net tangible assets even if all Class A common shareholders tender their shares. As such, there is no effective limitation on the number of shares that may be redeemed in order to close the Business Combination.

10

Q.	What will happen if I do not tender my Class A common shares?

A.	Shareholders who choose not to tender their Class A common shares will retain their Class A common shares and participate in the Business Combination.

Continuing shareholders that do not tender their Class A common shares will also be subject to several other risks including:

•	reduced public float and therefore reduced liquidity;

•	the Class A common shares could be delisted from Nasdaq if we do not meet applicable requirements;

•	share price declines; and

•	risks related to the operation of NCF Wealth Group’s business following the consummation of the Business Combination.

See “Description of Hunter Maritime’s Securities and Material Differences in the Rights of Shareholders Following the Business Combination.”

Q.	If I object to the price being offered for my Class A common shares, will I have appraisal rights?

A.	No appraisal rights will be available to you in connection with the Offer. See “The Offer — Appraisal Rights.”

11

RISK FACTORS

You should carefully consider the following risk factors in addition to the other information included or incorporated by reference in this Offer to Purchase, including matters addressed in the section entitled “Forward-Looking Statements” before you decide whether to tender Class A common shares in this Offer. We caution you not to place undue reliance on the forward-looking statements contained in this Offer, which speak only as of the date hereof.

Risks Relating to NCF Wealth Group’s Business and Industry

The regulatory regime governing the online lending platform in China is developing and subject to changes in applicable laws and regulations. If Beijing Oriental Union Investment Management Limited Liability Company (“Beijing Oriental”), one of the consolidated Variable Interest Entities (“VIEs”) of NCF Wealth Group, which operates the peer-to-peer lending platform, fails to comply with existing and future applicable laws or regulations or requirements of local regulatory authorities, NCF Wealth Group’s business, financial condition and results of operations would be materially and adversely affected.

Due to the relatively short history of the online lending industry in China, a comprehensive regulatory framework governing Beijing Oriental’s industry is under development by the People’s Republic of China, or PRC. Before any industry-specific regulations were introduced in mid-2015, the PRC government relied on general and basic laws and regulations for governing the online lending industry, including the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court. Since mid-2015, the PRC government and relevant regulatory authorities have issued various laws and regulations governing the online lending industry, including, among others, the Guidelines on Promoting the Healthy Development of Online Finance Industry, or the Guidelines, the Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries, or the Interim Measures, the Guidelines on Online Lending Funds Custodian Business, or the Custodian Guidelines, and the Guidelines on Information Disclosure of the Business Activities of Online Lending Information Intermediaries, or the Disclosure Guidelines, the Notice on Rectification of Cash Loan Business, or Circular 141, the Notice on the Special Rectification and Inspection of Risk of Online Lending Intermediaries, or Circular 57, the Notice on Conducting Compliance Inspections of Online Lending Intermediaries, or the Inspection Notice, and the Compliance Checklist of Online Lending Information Intermediaries, or the Compliance Checklist. See “Description of the Combined Company Following the Business Combination—Regulation—Regulations on Consumer Lending Service Provider.”

Pursuant to the Interim Measures, online lending information intermediaries are required to register with their local financial regulatory authority, update their business scope in their business license to include being an online lending information intermediary and obtain a telecommunication business license from the relevant telecommunication regulatory authority after registering with their local financial regulatory authority. Furthermore, according to the Interim Measures, the local financial regulatory authorities may conduct onsite inspections or inquiries from time to time and instruct Beijing Oriental to rectify its business operations that are deemed non-compliant with the Guidelines or the Interim Measures. On February 20, 2017, the Beijing Office of the Leading Group for Special Rectification of Internet Financial Risks (the “Office on Internet Financial Risks”) completed its review of Beijing Oriental’s operations and issued a Notice on the Fact-finding Rectification of Network-based Lending Information Intermediary Agencies (the “Notice of Rectification”), in which it advised Beijing Oriental that there were 34 items that needed to be rectified.

On March 9, 2017, Beijing Oriental submitted its Specification on Submitting ‘NCF Pu Hui Rectification Plan’ to the Office on Internet Financial Risks, with a proposal of the rectification plan and estimated time of completion on the basis of rectification requirements under the Notice of Rectification (Jing Zheng Zhi Ban Tong No. 004) (the “Initial Rectification Plan”). On August 4, 2017, Beijing Oriental further submitted a rectification plan to the Office on Internet Financial Risks, undertaking to: (i) during the rectification period, manage the scale of its platform business to ensure that the entire business adheres to limits imposed by the authorities; and withdraw any overstock business prior to August 24, 2017, (ii) rectify its business one by one according to the Notice of Rectification and Interim Measures, and (iii) submit the required regular and temporary information required by the Beijing CBRC Office and Beijing Municipal Bureau of Financial Work. To Beijing Oriental’s knowledge, the local financial regulatory authority, as of the date of this Offer to Purchase, has not approved any application for the peer-to-peer (“P2P”) registration. As of the date of this Offer to Purchase, Beijing Oriental has not been informed by any regulatory authority to cease or modify its current online lending information intermediary business or that its activity would be penalized by any regulatory authority for such business due to an incomplete P2P registration.

Beijing Oriental has already met 29 rectification requirements according to the Notice. The remaining five rectification requirements have to be completed after the regulatory authorities clarify their requirements. The details of the remaining five rectification requirements are as follows: (i) Beijing Oriental must wait for the Department of Industrial and Commercial Registration to issue specific measures for the modification of business scope before Beijing Oriental can amend its business scope; (ii) Beijing Oriental must apply for the Telecom Business Operation License in a timely manner according to the new requirements issued by the relevant regulatory authorities for the online lending platform; and Beijing Oriental must apply for the corresponding Telecom Business Operation License after it has registered and recorded its online platform; (iii) after the Beijing Municipal Bureau of Financial Work and Beijing CBRC Office specified the specific requirements, Beijing Oriental must submit the required regular information; (iv) after the Beijing Municipal Bureau of Financial Work and Beijing CBRC Office specified the specific requirements, Beijing Oriental intends to submit the required temporary information; and (v) after Supervision Departments specified reporting channels, Beijing Oriental must submit the required suspicious transactions.

As of the date of this Offer to Purchase, Beijing Oriental has not received any further notification from its local financial regulatory authority in response to its Initial Rectification Plan. Beijing Oriental cannot assure you whether it will be required to submit any additional application materials and whether it will be recognized by the local and national Internet Finance Associations and local financial regulatory authorities as having fulfilled the requirements under applicable rules and regulations and be registered as an online lending information intermediary. If Beijing Oriental is required to make further rectifications, its business and financial condition could be adversely affected. Also, failure to register as an online lending information intermediary, if deemed a violation of the Interim Measures or any other relevant regulations or rules, may result in, among others, regulatory warning, correction order, condemnation, fines or criminal liability to Beijing Oriental, and its business, financial condition, results of operations and prospects could be materially and adversely affected Moreover, in accordance with the relevant provisions of the competent communications authorities, Beijing Oriental shall apply for a value-added telecommunications business license, but the regulatory authorities have not made clear provisions on what types of value-added telecom business operation licenses should be applied for by P2P online platforms. If such a specific value-added telecommunications business licensing regime were introduced, the NCF Wealth Group cannot assure you that Beijing Oriental would be able to obtain the newly required license in a timely manner, or at all, which could materially and adversely affect NCF Wealth Group’s business and impede its ability to continue operations through Beijing Oriental.

12

Pursuant to Circular 57, as prerequisites to complete registration with the local financial regulatory authority, an online lending information intermediary is required to, among other things, (i) cease conducting any prohibited actions under the Interim Measures (see “Description of the Combined Company Following the Business Combination—Regulation—Regulations on Consumer Lending Service Provider” for details) after August 24, 2016 and cease offering any loan of which the amount exceeds the upper limit under the Interim Measures after August 24, 2016, and shall have fully eliminated the outstanding balance of such non-compliance products that were offered before August 24, 2016; (ii) suspend offering campus loans, cash loans and down payment loans for purchasing real estate property, and gradually reduce the outstanding balance of the aforementioned loans; (iii) set up custody accounts with qualified banks to hold consumer funds, (iv) cease setting aside funds as risk reserve funds, and gradually reduce the existing scale of risk reserve funds, and (v) cease any illegal transfer of creditor’s rights as specified under Circular 57. The registration is required to be completed by most of the online lending information intermediaries by April 30, 2018, and shall in no case be later than June 30, 2018. In the event that any company conducts online lending information services without completing the registration with the relevant local financial regulatory authority, such company may be required to shut down its websites, cease operation of its entire business, have its operation license for telecommunication service revoked, and be forbidden to obtain financial service from financial institutions.

Notice on Rectification of Cash Loan Business, or Circular 141, promulgated by the Head Office for Special Rectification of Online Finance Risk and Head Office for Special Rectification of Peer-to-Peer Online Lending on December 1, 2017 further specifies that any cash loan which is characterized by a lack of specific scenes, designated purposes, targeted users and mortgage may be subject to inspection and rectification, and the online lending information intermediary shall not facilitate loans without designated purposes. It is stipulated in Circular 57 that an online lending information intermediary shall cease providing cash loans after the issuance of Circular 141 and shall gradually reduce its outstanding balance of cash loan within scheduled timetable in order to complete registration with the local financial regulatory authority. Beijing Oriental does not believe any of the loan products it facilitates is prohibited under Circular 141 and Circular 57, as none of its products has all of the four characteristics of cash loans as defined under Circular 141. However, in the absence of any authoritative interpretation of the key requirements or characteristics of cash loans, especially whether the definition of cash loan requires all of the four characteristics or any of the four characteristics, NCF Wealth Group cannot assure you that its existing practices would not be deemed to violate any relevant laws, rules and regulations that are applicable to its business practices. Beijing Oriental may be required to cease or modify any such “cash loans” to comply with Circular 141, otherwise, it may be ineligible for registration with the local financial regulatory authority, which may materially and adversely affect NCF Wealth Group’s business and prospects. While NCF Wealth Group is closely monitoring the regulatory development, as of the date of this Offer to Purchase, it has not been informed by any regulatory authorities to cease or modify any of its current products due to the violation of any rules with respect to cash loans under Circular 141 or Circular 57.

Opinions on Doing a Good Job in Classified Disposition and Risk Prevention of Online Credit Institutions" or Circular 175, was promulgated by the Head Office for Special Rectification of Online Finance Risk and Head Office for Special Rectification of Peer-to-Peer Online Lending on December 19, 2018. Circular 175 is a restatement of the previous various online lending institutions' regulatory policies, but this document emphasizes that the institutions for different situations should be guided and classified. Wangxin Puhui platform has strictly followed the interim measures for online loan management and various regulatory policies, and compliance inspection work is steadily advancing. The introduction of clearer regulatory policies by government departments is conducive to the completion of archival filings by qualified normal operating agencies and the promotion of legal and compliant online lending platforms in a positive and orderly manner. Wangxin Puhui platform did not receive any new influence due to the release of Circular 175.

The Inspection Notice and the Compliance Checklist promulgated by the Head Office for Special Rectification of Peer-to-Peer Online Lending in August 2018, (“Inspection Notice and Compliance Checklist”) further provides that the online lending information intermediaries shall complete self-inspection, inspection conducted by local and national Internet Finance Associations, and verification conducted by the local online lending rectification office by the end of December 2018. According to the requirements of the Inspection Notice and Compliance Checklist, Beijing Oriental has already submitted its self-inspection report and related materials of “Check List” for self-discipline inspection and administrative inspection to the Office of the Leading Group for Special Rectification on Risks in P2P Lending through the Jin-Guan-Tong System on October 14, 2018. Also, Beijing Oriental has already submitted its self-inspection report, self-correction report and related materials to the National Internet Finance Association of China through the System of National Internet Finance Association of China on October 19, 2018. As of the date of this Offer to Purchase, the specific requirements and detailed implementation rules of such registration and licensing regime in Beijing are still pending further clarification. Although Beijing Oriental has proceeded to rectify its business model pursuant to Circular 57 and the Compliance Checklist, there may still be an outstanding balance of the non-compliance products as mentioned in Circular 57 and the Compliance Checklist.

To the extent that Beijing Oriental is not able to fully comply with these requirements, NCF Wealth Group’s business, financial condition and results of operations may be materially and adversely affected. NCF Wealth Group is unable to predict with certainty the impact, if any, that future legislation, or regulations relating to the online consumer finance industry will have on its business, financial condition and results of operations.

In addition, the overall regulatory conditions in China could affect NCF Wealth Group’s business and financial condition. For example, in the nine months ended September 30, 2018, the PRC government authorities issued a series of banking policies to control the leverage ratio of financial institutions, which has adversely affected the liquidity of capital in the market. Under such circumstances, the financial condition and repayment capability of some small and medium-size enterprises, was adversely affected, which may affect NCF Wealth Group’s cooperation with financial institutions.

If NCF Wealth Group’s operations are deemed to violate any rules, laws or regulations, it may face injunctions, including orders to cease illegal activities, correction orders, condemnation, fines, and criminal liability, and may be exposed to other penalties as determined by the relevant government authorities. If such situations occur, NCF Wealth Group’s business, financial condition, and prospects would be materially and adversely affected.

13

NCF Wealth Group has a limited operating history in a new and evolving market, which makes it difficult to evaluate its future prospects.

NCF Wealth Group commenced its online fintech marketplace business in July 2013 and thus has a limited operating history. NCF Wealth Group has limited experience in most aspects of its business operations, such as loan product offerings, data-driven credit assessment, and the development of long-term relationships with borrowers, investors and institutional funding partners. NCF Wealth Group seeks to expand the base of prospective borrowers that it serves, which may result in higher delinquency rates of transactions it facilitates. As NCF Wealth Group’s business develops or in response to competition, NCF Wealth Group may continue to introduce new products and services, make adjustments to its existing products and its business model. Any significant change to NCF Wealth Group’s business model not achieving expected results may have a material adverse impact on its financial condition and results of operations.

You should consider NCF Wealth Group’s business and prospects in light of the risks and challenges it encounters or may encounter given the rapidly evolving market in which it operates and its limited operating history. These risks and challenges include, among other things, its ability to:

•	offer personalized and competitive products and services;

•	increase the utilization of its products and services by existing borrowers and investors as well as new borrowers and investors;

•	offer attractive service fee rates while driving growth in size and profitability of its business; maintain low delinquency rates of loans facilitated by it;

•	develop sufficient, diversified, cost-efficient and reputable funding sources;

•	maintain and enhance its relationships with its other business partners;

•	broaden its prospective borrower and investor base;

•	navigate a complex and evolving regulatory environment;

•	improve its operational efficiency;

•	attract, retain and motivate talented employees to support its business growth;

•	enhance its technology infrastructure to support the growth of its business and maintain the security of its system and the confidentiality of the information provided and utilized across its system;

•	navigate economic condition and fluctuation;

•	compete profitably within our industry; and

•	defend itself against legal and regulatory actions, such as actions involving intellectual property or privacy claims.

Failure of other online lending platforms or damage to the reputation of the online consumer finance industry may materially and adversely affect NCF Wealth Group’s business and results of operations.

NCF Wealth Group operates in the fintech industry, a new and evolving industry. Any negative development in the online consumer finance industry, such as bankruptcies or failures of other consumer finance service providers, and especially a large number of such bankruptcies or failures, or negative perception of the industry as a whole, such as that which arises from any failure of other consumer finance platforms to detect or prevent money laundering or other illegal activities, even if factually incorrect or based on isolated incidents, could compromise NCF Wealth Group’s image, undermine the trust and credibility it has established, and impose a negative impact on its ability to attract new borrowers and investors. If any of the foregoing takes place, NCF Wealth Group’s business and results of operations could be materially and adversely affected and potentially for a prolonged period of time. For example, certain troubled online lending platforms in China defaulted or collapsed in July 2018. Although these online platforms are not related to NCF Wealth Group, their failures adversely affected investors’ confidence in the online consumer finance industry, resulting in a reduction in the availability of funding from individual investors.

Negative developments in NCF Wealth Group’s industry, such as widespread borrower defaults, fraudulent behavior and/or the closure of other online consumer finance service providers, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted, which may adversely affect NCF Wealth Group’s business and results of operations.

The service fees NCF Wealth Group charges borrowers and investors may decline in the future due to factors beyond its control and any material decrease in such service fees could harm its business, financial condition and results of operations.

NCF Wealth Group generates a substantial majority of its revenues from the transaction and other service fees it charges borrowers and investors. In 2016, 2017 and for the nine months ended September 30, 2018, transaction and other service fees accounted for 94%, 87%, and 91% of NCF Wealth Group’s net revenues, respectively. In the event that the number and amount of service fees it collects from borrowers for loans it facilitates decreases significantly in the future due to regulatory or competitive factors and it is not able to reduce the funding cost of the loans it facilitates or adopt any cost control initiatives, its business, financial condition and results of operations will be harmed.

In addition, NCF Wealth Group’s service fees are sensitive to many macroeconomic factors that are beyond its control, such as inflation, recession, the performance of credit markets, global economic disruptions, unemployment, and fiscal and monetary policies. If the service fees NCF Wealth Group collects from borrowers decrease significantly due to factors beyond its control, NCF Wealth Group’s business, financial condition and results of operations may be materially and adversely affected.

14

NCF Wealth Group’s service fees charged to the borrowers, to the extent they may be fully or partially deemed as loan interest, may also be subject to the restrictions on interest rates as specified in applicable rules on private lending. Pursuant to the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People's Court on August 6, 2015, or the Private Lending Judicial Interpretations, if the services fees that NCF Wealth Group charges borrowers are considered as loan interest and NCF Wealth Group is deemed as a lender, and if the sum of the annual interest that lenders charge and NCF Wealth Group’s service fees exceed 36%, the portion of the overall annual interest that exceed the 36% limit will be deemed invalid, and even if the borrower has paid the portion of the service fees that exceed the 36% limit, such borrower may request NCF Wealth Group to refund the portion of the service fees that exceed the 36% limit and the PRC courts will uphold such request. In accordance with Circular 141, the overall cost of loans, including the loan interest and other forms of fees charged by the institutions shall be included in an overall annualized interest rate and conform to the restrictions on interest rates as specified in applicable rules on private lending. The Compliance Checklist further specifies that interest and fees collected by any third party collaborator or charged offline shall form part of an overall annualized interest rate. In addition, the online lending information intermediary is also prohibited to deduct loan interest, service fees, administrative fee and deposit from a loan principal in advance.

In April 2017, the Head Office for Special Rectification of Peer-to-Peer Online Lending issued the Notice on Rectification of Carrying out "Cash Loan" Business, or the Notice, which requires local counterparts of the National Rectification Office to conduct a full-scale and comprehensive inspection of cash loan business conducted by online platforms and require such platforms to conduct necessary rectification measures within a designated period to comply with relevant requirements specified in the Notice. The Notice focuses on preventing malicious fraudulent activities, loans that are offered at extortionate interest rates and violent loan collection practices in the cash loan business operation of online platforms.

The annualized fee rates of all new loans that NCF Wealth Group facilitated since 2018 are below 36%. As a result, NCF Wealth Group does not believe that its current service fees and various other fees charged from its borrowers violate these provisions. However, if NCF Wealth Group’s current fee level is deemed to be excessive or constitutes usurious loans under any existing or future relevant PRC laws, regulations and rules, parts or all of the fees NCF Wealth Group collected may be ruled as invalid by the PRC courts, and NCF Wealth Group may face, among others, regulatory warnings, correction orders, or be required to reduce the fees and annual interest rate it charges its borrowers. In addition, any future changes on the annual percentage rate, or APR, ceiling may affect its profitability. If such situations were to occur, its business, financial condition, results of operations and prospects would be materially and adversely affected.

There is no clear regulatory guidance on APR calculation methodology. NCF Wealth Group calculates the APRs of its loan products based on total borrowing costs and the original amount of loan principal on an annualized basis. If regulatory authorities unify the APR calculation to a method that is different from NCF Wealth Group’s, the APRs of its current loan products might represent a risk of breaching the regulatory APR ceiling. As a result, NCF Wealth Group may be requested to lower its APRs by the regulators and its profitability might be negatively impacted.

NCF Wealth Group’s asset cooperative institutions and funding cooperative institutions have a large proportion of related parties and a high degree of concentration, which may adversely affect NCF Wealth Group’s future business.

NCF Wealth Group’s business relies mainly on asset cooperative institutions (the companies who introduce qualified borrowers to NCF Wealth Group) and funding cooperative institutions (the companies who introduce funding sources or investors to NCF Wealth Group) to bring assets and funds. As of September 30, 2018, NCF Wealth Group worked with 49 asset cooperative institutions and 105 funding cooperative institutions, among which 18 asset cooperative institutions and 30 funding cooperative institutions are related parties. Although a large part of its business and capital comes from its related parties, NCF Wealth Group is dependent on these important associated asset cooperative institutions and funding cooperative institutions. In 2016, 2017 and the first nine months of 2018, the transaction volume brought by NCF Wealth Group’s associated asset cooperative institutions and funding cooperative institutions were 55%, 30%, 35% and 51%, 3%, 2%, respectively. As NCF Wealth Group increases the portion of its business from third parties, NCF Wealth Group’s growth may slow. At the same time, the loss of support from related parties will adversely affect NCF Wealth Group’s core business.

NCF Wealth Group faces competition in the fintech industry, and, if it does not compete effectively, its results of operations could be harmed.

The fintech industry in China is highly competitive, and NCF Wealth Group competes with other sizable online marketplaces. It also competes with other financial products and companies that may attract borrowers, investors, and institutional funding partners. Its competitors may operate different business models, have different cost structures or selectively participate in different market segments. They may ultimately be proven more successful or more adaptable to consumer demand and new regulatory, technological and other developments. Some of NCF Wealth Group’s current and potential competitors have significantly more financial, technological, marketing and other resources than it does and may be able to devote greater resources to the development, promotion, sale and support of their products and services offerings. NCF Wealth Group’s competitors may also have longer operating histories, more extensive user bases, greater brand recognition and brand loyalty and broader relationships with business partners. Additionally, a current or potential competitor may acquire, or form strategic alliances with, one or more of its competitors. If NCF Wealth Group is unable to compete with such companies and meet the need for innovation in its industry, the demand for its products or services could stagnate or substantially decline, which could harm its business and results of operations.

With respect to investors, NCF Wealth Group competes with other online consumer finance marketplaces offering multiple investment products, wealth management centers and traditional banks in China. If a substantial number of NCF Wealth Group’s investors switch to other investment alternatives, NCF Wealth Group’s business, financial condition and results of operations could be materially and adversely affected.

If NCF Wealth Group is unable to maintain or increase the amount of loans NCF Wealth Group facilitates or if NCF Wealth Group is unable to retain existing borrowers or attract new borrowers, its business and results of operations will be adversely affected.

The amount of loans facilitated through NCF Wealth Group’s platform was approximately RMB 77 billion (USD 12 billion) in 2016, approximately RMB 95 billion (USD 14 billion) in 2017 and approximately RMB 50 billion (USD 8 billion) for the nine months ended September 30, 2018. To maintain and increase the amount of loans NCF Wealth Group facilitate, NCF Wealth Group must continue to engage its existing borrowers and attract new borrowers.

15

If NCF Wealth Group is unable to attract borrowers or if borrowers do not continue to use its products and services, NCF Wealth Group may be unable to increase the amount of loans it facilitates and corresponding revenues, and its business and results of operations may be materially and adversely affected.

Failure in NCF Wealth Group’s proprietary credit analysis and risk management system may materially and adversely affect its products and service.

NCF Wealth Group offers its products and services based on the risk assessment conducted by its proprietary credit analysis and risk management system. NCF Wealth Group’s system uses machine learning and modeling techniques to analyze transaction and repayment data from loans that NCF Wealth Group facilitated and data from applicants and other third-party sources. Even though NCF Wealth Group has accumulated a large amount of applicant data and extensive credit analysis experience to perform risk management analysis in its system, its credit analysis and risk management system may not provide an accurate risk assessment for a borrower. If its credit analysis model contains inaccurate assumptions or inefficiencies through model updates, or if the credit data and analysis NCF Wealth Group obtains are inaccurate or outdated, its credit analysis could result in NCF Wealth Group making loans it should not be making. If NCF Wealth Group is unable to effectively and accurately assess the credit profiles of applicants based on their credit profiles, NCF Wealth Group may be unable to offer attractive service fee rates and products and services to borrowers, be unable to maintain low delinquency rates for loans NCF Wealth Group facilitates, or be unable to maintain satisfactory annualized investment returns for investors. If its proprietary credit analysis and risk management system fails to perform effectively, NCF Wealth Group’s business, liquidity and results of operations may be materially and adversely affected.

If NCF Wealth Group is unable to maintain low delinquency rates, its business and results of operations may be materially and adversely affected. Further, historical delinquency rates may not be indicative of future results.

Investments in loans on its Wangxin Puhui platform involve inherent risks as the return of the principal on a loan investment made through NCF Wealth Group’s Wangxin Puhui platform is guaranteed by guarantors. If widespread defaults were to occur, regardless of whether such defaults resulted from a failure of NCF Wealth Group’s risk management system, investors in NCF Wealth Group may lose confidence in its Wangxin Puhui platform and its business and results of operations may be materially and adversely affected.

The data that NCF Wealth Group collects may be inaccurate due to inadvertent error or fraud. If NCF Wealth Group fails to detect inaccurate and false information, the performance of its credit analysis will be compromised, and its business, results of operations and brand and reputation will likely be negatively impacted.

NCF Wealth Group’s risk management system is dependent on accurate data being provided by applicants or, with their authorization, third parties. The data NCF Wealth Group receives may not accurately reflect an applicant’s creditworthiness because such data may be based on outdated, incomplete or inaccurate information due to inadvertent error or fraud. In addition, the completeness and reliability of consumer credit history information in the PRC are relatively limited.

In addition, a significant increase in fraudulent activity by its borrowers could negatively impact NCF Wealth Group’s brand name and reputation, discourage investors from investing in loans on its platform, reduce the amount of loans facilitated to borrowers and make it necessary to take additional steps to reduce fraud risk, which could increase its costs. High profile fraudulent activities could even lead to regulatory intervention, and may divert its management’s attention and cause NCF Wealth Group to incur additional expenses and costs.

If the local financial assets exchanges which cooperate with NCF Wealth Group fail to comply with existing and future applicable laws or regulations or requirements of local regulatory authorities, NCF Wealth Group’s business, financial condition and results of operations would be materially and adversely affected.

Since March 2017, NCF Wealth Group has been working with financial exchanges (comprehensive financial assets trading service platform approved and established by the local governments in the PRC). As the issuer for the products of financial exchanges, the financing party, mainly SMEs, strikes a financing deal with investors of financial exchanges through the intermediary information service of financial exchanges. NCF Wealth Group conducts relevant businesses with acceptance of entrustment of the issuer, among which NCF Wealth Group recommends investors products listed on financial exchanges of the issuer and collects corresponding commissions and service fees; as a business management party, NCF Wealth Group assists the filing of products listed on financial exchanges of issuer, maintains product operation and collects corresponding service fees.

If the government regulatory authorities impose stricter regulatory requirements for service providers participating in financial exchanges, or financial exchanges cooperating with NCF Wealth Group is no longer able to work with it due to regulatory violations or otherwise, the business operation, profitability and financial position of NCF Wealth Group would be materially and adversely affected.

If NCF Wealth Group fails to comply with existing and future applicable laws or regulations or requirements relating to its fund sales business, there may be a risk that the fund sales business is terminated.

NCF Wealth Group’s wholly-owned subsidiary, Shenzhen Yingxin Fund Sales Co., Ltd., or Yingxin Fund, is mainly engaged in the fund sales business. If Yingxin Fund violates applicable rules related to fund sales, or the information management platform established by Yingxin Fund does not meet the requirements of relevant laws, Yingxin Fund may face administrative punishments from the China Securities Regulatory Commission, or the CSRC. If the violation is significant enough, Yingxin Fund may even face the risk of suspension or termination of its license and associated business activities.

NCF Wealth Group may not acquire or maintain the qualifications and permissions for conducting third party wealth management business.

Beijing Yinghua Wealth Investment Management Co., Limited, or Yinghua Wealth, is a subsidiary of NCF Wealth Group that is mainly engaged in third-party wealth management. Currently there is no mandatory regulatory qualification or license required for Yinghua Wealth to conduct third-party wealth management business. The third-party wealth management business conducted by Yinghua Wealth may be restricted by specific regulations and policies issued by regulators in the future, and may need to obtain appropriate qualifications and permissions in accordance with regulatory requirements. We cannot guarantee that Yinghua Wealth will obtain the necessary qualifications or permissions in a timely fashion in the future, which could result in the wealth management business being terminated. If the wealth management business were terminated, NCF Wealth Group’s business, financial condition and prospects would be materially and adversely affected.

16

The laws and regulations governing wealth management, asset management and other financial industries in China are developing and subject to further changes.

As of the date of this Offer to Purchase, the relevant regulatory authorities and the Asset Management Association of China, or AMAC, have released many laws and regulations governing the wealth management, asset management and other financial industries in China, including regulations over private equity products, private securities investment funds, asset management plans managed by securities companies or mutual fund management companies, trust products, and insurance products. However, these laws and regulations are subject to further changes and the PRC government has not yet adopted a unified regulatory framework. As NCF Wealth Group develops its business, the products it manages or distributes might be subject to detailed regulations and policies in the future, and NCF Wealth Group cannot assure you that its asset management or wealth management business will not be materially and adversely affected if any supervisory authority enhances its regulation over asset management plans.

The financial products that NCF Wealth Group distributes or manages involve various risks and any failure to identify or fully appreciate such risks may negatively affect NCF Wealth Group’s reputation, client relationships, operations and prospects.

NCF Wealth Group distributes and manages a broad variety of financial products, including fixed income products, private equity products, secondary market equity products and insurance products. These products often have complex structures and involve various risks, including default risks, interest risks, liquidity risks, market risks, counterparty risks, fraud risks and other risks.

NCF Wealth Group’s success in distributing, managing and offering its products and services depends, in part, on its ability to successfully identify the risks associated with such products and services, and failure to identify or fully appreciate such risks may negatively affect its reputation, client relationships, operations, and prospects.

In addition, NCF Wealth Group must accurately describe the products and services to, and evaluate them for, its clients. Although NCF Wealth Group enforces and implements strict risk management policies and procedures, such risk management policies and procedures may not be fully effective in mitigating the risk exposure of all of its clients in all market environments or against all types of risks.

If NCF Wealth Group fails to identify and fully appreciate the risks associated with the products and services it distributes, manages and offers, or fails to disclose such risks to its clients, and its clients suffer financial loss or other damages resulting from their purchase of the financial products it distributes or manages, NCF Wealth Group’s reputation, client relationships, business, and prospects will be materially and adversely affected.

Because a significant portion of the one-time commissions and recurring service fees NCF Wealth Group earns on the distribution of financial products are based on commission and fee rates negotiated with financial product providers, any decrease in these commission and fee rates may have an adverse effect on its revenues, cash flow and results of operations.

NCF Wealth Group derives a significant portion of revenues from recurring fees and commissions paid by financial product providers. These recurring fees and commission rates are negotiated, and vary from product to product. Recurring fees and commission rates fluctuate based on the prevailing political, economic, regulatory, taxation and competitive factors that affect the product providers. These factors, which are not within NCF Wealth Group’s control, include the capacity of product providers to place new business, profits of product providers, client demand and preference for financial products, the availability of comparable products from other product providers at a lower cost, the availability of alternative financial products to clients and the tax deductibility of commissions and fees. In addition, the historical volume of financial products that NCF Wealth Group distributed or managed may have significant impact on its bargaining power with product providers in relation to the commission and fee rates for future products. Since NCF Wealth Group can neither determine, nor predict, the timing or extent of commission and fee rate changes with respect to the financial products, it is difficult for it to assess the effect of any of these changes on its operations. Therefore, any decrease in commission and fee rates would adversely affect NCF Wealth Group’s revenues, cash flow and results of operations.

Beijing Oriental may be required to obtain additional value-added telecommunication business licenses.

PRC regulations impose sanctions on entities for engaging in the provision of telecommunication business of a commercial nature without having obtained a value-added telecommunication business license. If Beijing Oriental fails to obtain licenses required for its business, Beijing Oriental could be subject to sanctions including corrective orders and warnings from the PRC telecommunication administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, Beijing Oriental’s websites and mobile applications may be ordered to cease operation.

Pursuant to the Interim Measures, Beijing Oriental is required to apply for the appropriate telecommunication business operation permit (which is the value-added telecommunication business license) in accordance with relevant provisions of competent communication departments after Beijing Oriental has completed the required registration of online lending intermediaries with its local financial regulatory authority. The local government authority has not yet issued the relevant implementation rules regarding such filing and therefore Beijing Oriental cannot assure you Beijing Oriental will be able to make the necessary filing or apply for the value-added telecommunication business license. Even if Beijing Oriental has obtained the telecommunication business license, Beijing Oriental may also be subject to monetary penalty or suspension of operation and rectification by the telecommunication administrations if Beijing Oriental fails to operate the business as prescribed in the telecommunication operating licenses, or fails to operate the business as regulated by the telecommunications administration or other regulatory authorities.

Nevertheless, the interpretation and the enforcement of such regulations in the context of the online consumer finance industry remains uncertain, and therefore, it remains unclear what kind of value-added telecommunication business licenses Beijing Oriental should obtain. Given the evolving regulatory environment of the consumer finance industry and value-added telecommunication business, Beijing Oriental cannot rule out the possibility that the PRC communication administration authority or other government authorities will explicitly require any of its consolidated VIEs or subsidiaries of its consolidated VIEs to obtain Internet content provider licenses, or ICP licenses, online data processing and transaction processing licenses, or ODPTP licenses or other value-added telecommunication business licenses, or issue new regulatory requirements to institute a new licensing regime for its industry. If such value-added telecommunication business licenses are clearly required in the future, or a new license regime is introduced or new regulatory rules are promulgated, Beijing Oriental cannot assure you that Beijing Oriental would be able to obtain any required license or other regulatory approvals in a timely manner, or at all, which would subject Beijing Oriental to the sanctions described above or other sanctions as stipulated in the new regulatory rules, and materially and adversely affect its business and impede its ability to continue its operations.

17

If NCF Wealth Group’s products and services do not achieve sufficient market acceptance, its financial condition, results of operations and competitive position will be materially and adversely affected.

NCF Wealth Group facilitates various loan products to its borrowers. While NCF Wealth Group intends to broaden the scope of products and services that it offers, it may not be successful in doing so. New products and services must achieve a certain level of market acceptance in order for them to be economically feasible for NCF Wealth Group to bear the default risks associated with the product(s) and to recoup its investment costs in developing and bringing such products to market. NCF Wealth Gorup’s existing or new products and services could fail to attain sufficient market acceptance for many reasons, including:

•	its failure to predict market demand accurately and supply attractive and increasingly personalized products and services at appropriate prices and in amount that meet this demand in a timely fashion;

•	its existing products and services may cease to be popular among current borrowers and investors or prove to be unattractive to prospective borrowers and investors;

•	its failure to assess risk associated with new products and services and to properly price such products and services;

•	negative publicity about its products and services or mobile applications’ performance or effectiveness;

•	critical assessment taken by regulatory authorities that the launch of new products and services and changes to its existing products and services do not comply with PRC laws, regulations or rules applicable to NCF Wealth Group; and

•	the introduction or anticipated introduction of competing offerings by competitors.

Increases in market interest rates could negatively affect the amount of loans facilitated by NCF Wealth Group and cost of funds provided to borrowers.

All loans facilitated by NCF Wealth Group have fixed service fee rates charged by it and interest rates. If prevailing market interest rates rise, the service fee rates and interest rates of loans NCF Wealth Group facilitates may rise accordingly, and borrowers may be less likely to accept such adjusted terms. If borrowers decide not to use NCF Wealth Group’s products because of such an increase in market interest rates, its ability to retain existing borrowers and engage prospective borrowers as well as its competitive position may be severely impaired. If NCF Wealth Group is unable to effectively manage such market interest rate risk, its business, profitability, results of operations and financial condition could be materially and adversely affected.

Wangxin Puhui platform is obligated to verify information relating to borrowers and to detect fraud. If Wangxin Puhui platform fails to perform such obligations to meet the requirements of relevant laws and regulations, Wangxin Puhui platform may be subject to liabilities.

Wangxin Puhui platform’s business of connecting investors and individual borrowers constitutes an intermediary service, and its contracts with investors and borrowers are intermediation contracts under the PRC Contract Law. Under the PRC Contract Law, an intermediary that intentionally conceals any material information or provides false information in connection with the conclusion of an intermediation contract, which results in harm to the client's interests may not claim for any service fee for its intermediary services, and is liable for any damage incurred by the client. Therefore, if Wangxin Puhui platform fails to provide material information to investors and are found to be at fault for failure or deemed the failure to exercise proper care, or to conduct adequate information verification or supervision, Wangxin Puhui platform could be subject to liabilities as an intermediary under the PRC Contract Law. In addition, the Interim Measures and the Inspection Notice have imposed on online lending information intermediaries, including NCF Wealth Group, additional obligations to verify the truthfulness of the information provided by or in relation to loan applicants and to actively detect fraud, conduct risk evaluation of lenders, categorize lenders and disclose the risk information on borrowers to the lenders. Wangxin Puhui platform leverages a large database of past fraud accounts information and sophisticated rule-based detection technology in detecting fraudulent behaviors. Based on new data collected and fraudulent behaviors detected during its daily business operations, Wangxin Puhui platform updates its database on a monthly basis. As the Interim Measures are relatively new, it is still unclear to what extent online lending information intermediaries should exercise care in detecting fraud. Although Wangxin Puhui platform believe that as an information intermediary, Wangxin Puhui platform should not bear the credit risk for investors as long as Wangxin Puhui platform takes reasonable measures to detect fraudulent behaviors, Wangxin Puhui platform cannot assure you that Wangxin Puhui platform would not be subject to any liabilities under the Interim Measures if Wangxin Puhui platform fails to detect any fraudulent behavior. If that were to occur, its results of operations and financial condition could be materially and adversely affected

NCF Wealth Group may need additional capital to accomplish business objectives, pursue business opportunities, and respond to challenges or unforeseen circumstances, and financing may not be available on terms acceptable to it, or at all.

Historically, NCF Wealth Group has issued equity securities to support the growth of its business. As NCF Wealth Group intends to continue to make investments to support the growth of its business, the combined company may require additional capital to accomplish its business objectives and pursue business opportunities, and respond to challenges or unforeseen circumstances, including developing new products and services, further enhancing its risk management capabilities, increasing its marketing expenditures to improve brand awareness and enhancing its operating infrastructure. Accordingly, the combined company may need to engage in equity or debt financings to secure additional funds. However, additional funds may not be available when the combined company needs them, on terms acceptable to it, or at all. In the event that the combined company obtains debt financing, repayment of debt may divert a substantial portion of cash flow, which would reduce funds available for expenses and payment pursuant to other general corporate purposes.

18

Volatility in the credit markets may also have an adverse effect on its ability to obtain debt financing. If the combined company raises additional funds through further issuances of equity or convertible debt securities, its existing stockholders could suffer significant dilution, and any new equity securities the combined company issues could have rights, preferences, and privileges superior to those of holders its common shares. If the combined company is unable to obtain adequate financing or financing on terms satisfactory to it when it is needed, its ability to continue to accomplish its business objectives and pursue business opportunities, and respond to challenges or unforeseen circumstances could be significantly limited, and its business, operating results, financial condition and prospects could be adversely affected.

Undetected errors or significant disruption in NCF Wealth Group’s IT system, including events beyond its control, could prevent NCF Wealth Group from offering its products and services, thereby reducing the attractiveness of its products and services and resulting in a loss of borrowers or investors.

NCF Wealth Group’s business and internal systems rely on software and processes that are highly technical and complex. In addition, its business depends on the abilities of these software and processes to store, retrieve, process and manage large amounts of data. The software and processes on which NCF Wealth Group rely have contained, and may now or in the future contain, errors or bugs. Some errors may only be discovered after the code has been released for external or internal use.

In addition, in the event of a system outage and physical data loss, its ability to provide products and services would be materially and adversely affected. Any interruptions or delays in its service, whether as a result of third-party error, its error, natural disasters or security breaches, whether willful or not, could harm NCF Wealth Group’s reputation and its relationships with borrowers and investors. Additionally, in the event of damage or interruption, NCF Wealth Group’s insurance policies may not adequately compensate it for any losses that it may incur. NCF Wealth Group also may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent NCF Wealth Group from processing loan applications and other business operations, damage its brand name and reputation, divert its employees’ attention, reduce its revenue, subject it to liability and discourage users from using its products and services, any of which could adversely affect its business, financial condition and results of operations.

If NCF Wealth Group is unable to protect the confidential information of its users and adapt to the relevant regulatory framework regarding protection of such information, its business and operations may be adversely affected.

NCF Wealth Group has access to, stores and processes certain personal information and other sensitive data from its users and its business partners, which makes it an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While NCF Wealth Group has taken steps to protect confidential information that NCF Wealth Group has access to, its security measures could be compromised. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, NCF Wealth Group may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to its system could cause confidential user information to be stolen and be used for criminal purposes.

NCF Wealth Group also faces indirect technology, cybersecurity and operational risk relating to the third parties upon whom NCF Wealth Group relies to facilitate or enable its business activities, including, among others, third-party online payment service providers who manage accounts for certain borrower and investor funds. Any cyber-attack, computer viruses, physical or electronic break-ins or similar disruptions of such third-party payment service providers could, among other things, adversely affect NCF Wealth Group’s ability to serve its users, and could even result in misappropriation of funds of its borrowers and investors. If that were to occur, both NCF Wealth Group and third-party payment service providers could be held liable to borrowers and investors who suffer losses from the misappropriation.

Security breaches or unauthorized access to confidential information could expose NCF Wealth Group to liability related to the loss of information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in its technology infrastructure are exposed and exploited, its relationships with users could be severely damaged, NCF Wealth Group could incur significant liability and its business and operations could be adversely affected.

In addition, PRC government authorities have enacted a series of laws and regulations with respect to the protection of personal information, under which internet service providers and other network operators are required to comply with the principles of legality, justification and necessity, to clearly indicate the purposes, methods and scope of any information collection and usage, and to obtain the consent of users, as well as to establish a user information protection system with appropriate remedial measures. NCF Wealth Group has obtained consent from its users to use their personal information within the scope of authorization and NCF Wealth Group has taken technical measures to ensure the security of such personal information and to prevent any loss or divergence of personal information from. However, there is uncertainty as to the interpretation and application of such laws. If such laws or regulations are to be interpreted and applied in a manner inconsistent with its current policies and practices, changes to the features of its system may be required and additional costs incurred. NCF Wealth Group cannot assure you that its existing user information protection system and technical measures will be considered sufficient under applicable laws and regulations. If NCF Wealth Group is unable to address any information protection concerns, or to comply with the then applicable laws and regulations, NCF Wealth Group may incur additional costs and liability and its reputation, business and operations might be adversely affected.

On June 1, 2017, the PRC Cybersecurity Law became effective. The law requires network products and services providers, such as NCF Wealth Group, among other things, to strictly preserve the secrecy of user information they collect and to store within mainland China data that is gathered or produced by such network products and services provider in the country. If NCF Wealth Group is deemed to have violated the law, potential penalties include, depending on the nature of violation, regulatory warning, correction order, forced shut down of its websites, suspension of operation revocation of business licenses, confiscation of illegal gains, and fines imposed on the company ranging from approximately RMB10,000 (approximately $1456 based on the exchange rate of 0.145558 as of September 30, 2018) to RMB1 million (approximately $145,558 based on the exchange rate of 0.145558 as of September 30, 2018) or management personnel ranging from approximately RMB5,000 (approximately $728 based on the exchange rate of 0.145558 as of September 30, 2018) to RMB1 million (approximately $145,558 based on the exchange rate of 0.145558 as of September 30, 2018).

19

Due to the relatively new nature of the PRC Cybersecurity Law and the lack of clarification in the statutory law itself as to the circumstances and standard under which the law should apply and violations be found, there are great uncertainties as to the interpretation and application of the law. The law's vagueness in its own statutory language also indicates that the CAC, the designated government enforcement agency, will have broad latitude to direct how the law is interpreted and enforced, thus creating greater uncertainties with regard to the interpretation and application of the law since the government enforcement agency has yet to provide further guidance on the enforcement mechanism of the law. If NCF Wealth Group is found to have violated the PRC Cybersecurity Law in a government enforcement action, NCF Wealth Group may face severe penalties that may result in monetary losses, losses of access to assets essential for daily operation of its business or for the continuance of service provision, and temporary or total disruption of its business for an extended period of time. In addition, the finding of a violation of the PRC Cybersecurity Law, even if later repealed, may cause damages to NCF Wealth Group’s reputation and its brand name, causing users to lose confidence in its service and to refrain from choosing or continuing to use its products and services. All of these consequences may have a material adverse impact on NCF Wealth Group’s business, financial condition and results of operations.

Furthermore, the stringent reporting obligation imposed by the PRC Cybersecurity Law itself, without a finding of violation, may have a material adverse impact on NCF Wealth Group’s business and results of operations. As NCF Wealth Group is obligated by the law to inform its users of any security flaw or vulnerability as they are discovered, users may become wary of the existence or frequency of such reports and lose confidence in the security of its system, and thus, become discouraged from choosing or continuing to use NCF Wealth Group’s products and services, even though the security flaws or vulnerabilities are quickly fixed and overcome.

If Hunter Maritime and NCF Wealth Group fail to implement and maintain an effective system of internal controls over financial reporting, Hunter Maritime and NCF Wealth Group may be unable to accurately report their results of operations, meet their reporting obligations or prevent fraud.

NCF Wealth Group is a private company and its internal controls and procedures, especially over financial reporting, may not be able to sufficiently identify any material weaknesses and control deficiencies that could lead to inaccuracies in its financial statements. NCF Wealth Group’s independent registered public accounting firm has not conducted an attestation of its internal control over financial reporting. However, in connection with the audits of its consolidated financial statements as of and for the fiscal years ended December 31, 2015, 2016 and 2017 and the review of its consolidated financial statement as of and for the nine months ended September 30, 2018, NCF Wealth Group and its independent registered public accounting firm identified three “material weaknesses,” and other control deficiencies including significant deficiencies in its internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures; and (iii) a lack of written policy to identify related party and related party transactions. Subsequent testing by NCF Wealth Group or its independent registered public accounting firm may reveal deficiencies in NCF Wealth Group’s internal control over financial reporting that are deemed to be material weaknesses.

Upon completion of transactions contemplated by this Offer to Purchase, NCF Wealth Group will merge with a wholly owned subsidiary of Hunter Maritime, a public company in the United States and the combined company will be subject to the Sarbanes-Oxley Act of 2002. Section 404 of this Act will require that the combined company include a report of management on its internal control over financial reporting in its annual report on Form 20-F. However, as an “emerging growth company” as defined in the JOBS Act, the combined company may choose to not comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 as to the effectiveness of its internal controls over financial reporting until such time that it ceases to be an “emerging growth company,” although it will still be required to implement and maintain internal control over financial reporting and include the management assessment in its annual reports under Section 404. To comply with Section 404, the combined company may incur substantial costs, expend significant management time on compliance-related issues and hire additional accounting, financial and internal audit staff with appropriate public company experience and technical accounting knowledge. Moreover, if the combined company is not able to comply with the requirements of Section 404 in a timely manner or if it or its independent registered public accounting firm identifies deficiencies in its internal control over financial reporting that are deemed to be material weaknesses, the combined company could be subject to sanctions or investigations by the U.S. Securities and Exchange Commission or other regulatory authorities, which would require additional financial and management resources. Any failure to maintain effective disclosure controls and procedures or internal control over financial reporting could have a material adverse effect on the combined company’s business and operating results.

NCF Wealth Group may not be able to prevent unauthorized use of its intellectual property, which could harm its business and competitive position.

NCF Wealth Group regards its trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to its success, and NCF Wealth Group relies on trademark and trade secret law, confidentiality agreement, invention assignment and non-compete agreements with its employees and others to protect its proprietary rights. See “Description of the Combined Company Following the Business Combination—Intellectual Property” and “Description of the Combined Company Following the Business Combination—Regulations—Regulations on Intellectual Property Rights.” However, NCF Wealth Group cannot assure you that any of its intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, or that such intellectual property will be sufficient to provide it with competitive advantages. Because of the rapid pace of technological development, NCF Wealth Group cannot assure you that all of its proprietary technologies and similar intellectual property will be patented in a timely or cost-effective manner, or at all. Furthermore, parts of its business rely on technologies developed or licensed by other parties, or co-developed with other parties, and NCF Wealth Group may not be able to obtain or continue to obtain licenses and technologies from these other parties on reasonable terms, or at all.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. The confidentiality agreement, invention assignment, and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to NCF Wealth Group for any such breach. Accordingly, NCF Wealth Group may not be able to effectively protect its intellectual property rights or to enforce its contractual rights in China. Preventing any unauthorized use of its intellectual property is difficult and costly and the steps NCF Wealth Group takes may be inadequate to prevent the misappropriation of its intellectual property. In the event that NCF Wealth Group resorts to litigation to enforce its intellectual property rights, such litigation could result in substantial litigation costs and a diversion of its managerial and financial resources. NCF Wealth Group can provide no assurance that NCF Wealth Group will prevail in such litigation. In addition, its trade secrets may be leaked or otherwise become available to, or be independently discovered by, its competitors. To the extent that its employees or consultants use intellectual property owned by others in their work for NCF Wealth Group, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing its intellectual property rights could have a material adverse effect on its business, financial condition and results of operations.

20

NCF Wealth Group may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt its business and operations.

NCF Wealth Group cannot be certain that its operations or any aspects of its business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights held by other parties. NCF Wealth Group may unknowingly infringe on other parties’ trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights through its products and services or other aspects of its business. As a result, NCF Wealth Group may be subject to legal proceedings and claims relating to the intellectual property rights of others from time to time in the future. Holders of such intellectual property rights may seek to enforce such intellectual property rights against NCF Wealth Group in China, the United States or other jurisdictions. If any infringement claims are brought against NCF Wealth Group, it may be forced to divert management’s time and other resources from its business and operations to defend against these claims, regardless of their merits.

Additionally, the interpretation and application of China’s intellectual property right laws and the procedures and standards for protecting trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights in China are uncertain and still evolving, and NCF Wealth Group cannot assure you that PRC courts or regulatory authorities would agree with its analysis. If NCF Wealth Group was found to have violated the intellectual property rights of others, NCF Wealth Group may be subject to liability for its infringement or may be prohibited from using such intellectual property, and NCF Wealth Group may incur licensing fees or be forced to develop alternatives of its own. As a result, its business and results of operations may be materially and adversely affected.

Any failure by NCF Wealth Group, institutional funding partners payment service providers or funds custody banks to comply with applicable anti-money laundering and anti-terrorist financing laws and regulations could damage its reputation, expose NCF Wealth Group to significant penalties, and decrease its revenues and profitability.

NCF Wealth Group has adopted and implemented various policies and procedures including internal controls and “know-your-customer” procedures, for preventing money laundering and terrorist financing. In addition, NCF Wealth Group relies on its institutional funding partners, payment service providers and funds custody banks, in particular, funds custody banks that handle the transfer of funds from lenders to borrowers, to have their own appropriate anti-money laundering policies and procedures. Its institutional funding partners may be subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the People’s Bank of China, or the PBOC. NCF Wealth Group has adopted commercially reasonable procedures for monitoring its institutional investors and payment processors.

NCF Wealth Group has not been subject to fines or other penalties, or suffered business or other reputational harm, as a result of actual or alleged money laundering or terrorist financing activities in the past. However, its policies and procedures may not be completely effective in preventing other parties from using it, any of its institutional funding partners, or payment service providers as a conduit for money laundering (including illegal cash operations) or terrorist financing without its knowledge. If NCF Wealth Group was to be associated with money laundering (including illegal cash operations) or terrorist financing activities, its reputation could suffer and NCF Wealth Group could become subject to regulatory fines, sanctions, or legal enforcement, including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with it, all of which could have a material adverse effect on its financial condition and results of operations. Even if NCF Wealth Group, its institutional funding partners and payment service providers comply with the applicable anti-money laundering laws and regulations, NCF Wealth Group, its institutional funding partners and payment service providers may not be able to fully eliminate money laundering and other illegal or improper activities in light of the complexity and the secrecy of these activities. Any negative perception of the industry, such as that which might arise from any failure of other online consumer finance platforms to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could tarnish its image, undermine the trust and credibility NCF Wealth Group has established, and negatively impact its financial condition and results of operations.

The Guidelines purport to require, among other things, Internet finance service providers to comply with certain anti-money laundering requirements, including the establishment of a user identification program, the monitoring and reporting of suspicious transactions, the preservation of user information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The PBOC will formulate implementing rules to further specify the anti-money laundering obligations of Internet finance service providers. The Interim Measures require online lending intermediaries to comply with certain anti-money laundering obligations, including verifying user identity, reporting suspicious transactions and keeping identity data and transaction records. The Custodian Guidelines require the anti-money laundering obligation to be included in the fund custodian agreements between an online lending intermediary and custody banks, and the online lending intermediary shall cooperate with funds custody banks to fulfill anti-money laundering obligations. NCF Wealth Group cannot assure you that the anti-money laundering policies and procedures NCF Wealth Group has adopted will be deemed to be in compliance with applicable anti-money laundering implementation rules if and when adopted.

NCF Wealth Group’s business depends on the continued efforts of its senior management and key technology development personnel. If one or more of its key executives or key technology development personnel were unable or unwilling to continue in their present positions, its business may be severely disrupted.

NCF Wealth Group’s business operations depend on the continued services of its senior management and key technology development personnel. In particular, Mr. Zhenxin Zhang, its Chairperson, Ms. Huanxiang Li, its President, Mr. Jia Sheng, its Chief Executive Officer, Ms. Xin Li, its Chief Operating Officer, Ms. Li Wei, its Vice President, Mr. Xun Sun, its Chief Risk Officer, Mr. Ruoshi Zhang, its Chief Technology Officer, Mr. Jiangang Xu, its Chief Finance Officer and Ms. Lingzhi Zhu, its Chief Compliance Officer are critical to the management of its business and operations and the development of its strategic direction. While NCF Wealth Group has provided different incentives to its management and key technology development personnel, NCF Wealth Group cannot assure you that NCF Wealth Group can continue to retain their services. If one or more of its key executives or key technology development personnel were unable or unwilling to continue in their present positions, NCF Wealth Group may not be able to replace them easily or at all, its future growth may be constrained, its business may be severely disrupted and its financial condition and results of operations may be materially and adversely affected, and NCF Wealth Group may incur additional expenses to recruit, train and retain qualified personnel. In addition, NCF Wealth Group has entered into confidentiality and non-competition agreements with its management, there is no assurance that any member of its management team and technology development team will not join its competitors or form a competing business. If any dispute arises between NCF Wealth Group and its current or former officers or key technology development personnel, NCF Wealth Group may have to incur substantial costs and expenses in order to enforce such agreements in China or NCF Wealth Group may be unable to enforce them at all.

21

If NCF Wealth Group grants employees stock options or other equity incentives in the future, its net income could be adversely affected.

NCF Wealth Group granted incentives and rewards to employees and executives under its share incentive plan. NCF Wealth Group is required to account for share-based compensation in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation, which generally requires a company to recognize, as an expense, the fair value of stock options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. NCF Wealth Group also granted RSUs to non-employees, which is subject to ASC 505-50 Equity-Based Payments to Non-Employee. All transactions in which services are received in exchange for share-based awards are accounted for based on the fair value of the consideration received or the fair value of the awards issued, whichever is more reliably measurable. Share-based compensation is measured at fair value at the earlier of the commitment date or the date the services are completed. NCF Wealth Group re-measured the awards using the then-current fair value at each reporting date until the measurement date, generally when the services are completed, and awards are vested and attribute the changes in those fair values over the service period by the straight-line method. As of the date of this Offer to Purchase, holders of its outstanding options were entitled to purchase a total of 50,600,000 ordinary shares. As a result, NCF Wealth Group incurred an accumulated share-based compensation expense of RMB 9,036,878 ($1,315,390 based on the exchange rate of 0.145558 as of September 30, 2018) as of September 30, 2018. In addition, 57,934,389 restricted stock units were granted by NCF Wealth Group as of the date of this Offer to Purchase. As a result, an accumulated share-based compensation expense of RMB 118,657,492 ($17,271,547 based on the exchange rate of 0.145558 as of September 30, 2018) were incurred to NCF Wealth Group as of September 30, 2018. If NCF Wealth Group grants more options or other equity incentives in the future, NCF Wealth Group could incur significant compensation charges and its results of operations could be adversely affected.

Increase in labor costs in the PRC may adversely affect its business and results of operations.

In recent years, the Chinese economy has experienced inflationary and labor costs increases. Average wages are projected to continue to increase. Further, under PRC law NCF Wealth Group is required to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of its employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. NCF Wealth Group expects that its labor costs, including wages and employee benefits, will continue to increase. If NCF Wealth Group is unable to control its labor costs or pass such increased labor costs on to its users by increasing the fees of its services, its financial condition and results of operations may be adversely affected.

NCF Wealth Group does not have any business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, NCF Wealth Group does not have any business liability or disruption insurance to cover its operations. NCF Wealth Group has determined that the costs of ensuring these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for it to have such insurance. Any uninsured business disruptions may result in substantial costs and the diversion of resources, which could have an adverse effect on its results of operations and financial condition.

NCF Wealth Group is subject to the risk of a severe or prolonged downturn in the Chinese or global economy and deterioration of credit profiles of borrowers, which may materially and adversely affect its business and financial condition.

Any prolonged slowdown in the Chinese or global economy may have a negative impact on NCF Wealth Group’s business, results of operations and financial condition. In particular, general economic factors and conditions in China or worldwide, including the general interest rate environment and unemployment rates, may affect borrowers’ willingness to seek credit and investors’ ability and desire to invest in loans. If economic conditions deteriorate, NCF Wealth Group may face an increased risk of default or delinquency of borrowers, which will result in lower returns or losses. In the event that the creditworthiness of its borrowers deteriorates or NCF Wealth Group cannot track the deterioration of their creditworthiness, the criteria NCF Wealth Group uses for the analysis of borrower credit profiles may be rendered inaccurate, and its risk management system may be subsequently rendered ineffective. This, in turn, may lead to higher default rates and adverse impacts on its reputation, business, results of operations and financial positions.

The offering of NCF Wealth Group’s products and services depends on effective use of mobile operating systems and distribution through mobile application stores, which NCF Wealth Group do not control.

NCF Wealth Group’s loan products and loan facilitation services to other platforms are offered through mobile applications. NCF Wealth Group may need to devote significant resources to support and maintain such applications. The mobile applications are dependent on the interoperability of popular mobile operating systems that NCF Wealth Group does not control, such as Android and iOS. Any changes in such systems that degrade the accessibility of its mobile applications or give preferential treatment to competing products and services could adversely affect the usability of its mobile applications. In addition, NCF Wealth Group relies upon third-party mobile application stores for users to download its mobile applications. As such, the distribution, operation and maintenance of its mobile applications are subject to application stores’ standard terms and policies for application developers.

NCF Wealth Group’s future growth and results of operations could suffer if NCF Wealth Group experiences difficulties in the future in offering its products and services through its mobile applications, or if NCF Wealth Group faces increased costs to distribute its mobile applications. If it becomes increasingly difficult for its users to access and utilize its products and services on their mobile devices, or if the prevailing mobile operating systems do not support its mobile applications, its business and financial condition and operating results may be adversely affected.

22

NCF Wealth Group’s operations depend on the performance of the Internet infrastructure and fixed telecommunications networks in China.

Almost all access to the Internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or MIIT. NCF Wealth Group primarily relies on a limited number of telecommunication service providers to provide it with data communications capacity through local telecommunications lines and Internet data centers to host its servers. NCF Wealth Group may have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s Internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of its business, NCF Wealth Group may be required to upgrade its technology and infrastructure to keep up with increasing traffic. NCF Wealth Group cannot assure you that its cloud computing service provider and the underlying Internet infrastructure and the fixed telecommunications networks in China will be able to support the demand associated with the continued growth in Internet usage. In addition, NCF Wealth Group has no control over the costs of the services provided by telecommunication service providers which in turn, may affect its costs of using customized cloud computing services. If the prices NCF Wealth Group pays for customized cloud computing services rise significantly, its results of operations may be adversely affected. Furthermore, if Internet access fees or other charges to Internet users increase, its user traffic may decline and its business may be harmed.

Risks Relating to NCF Wealth Group’s Corporate Structure

If the PRC government deems that the contractual arrangements in relation to its consolidated VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, NCF Wealth Group could be subject to severe penalties or be forced to relinquish its interests in those operations.

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are not allowed to own more than 50% equity interest in any PRC company engaging in value-added telecommunications businesses, with certain exceptions relating to e-commerce which do not apply to NCF Wealth Group. The primary foreign investor must also have operating experience and a good track record in providing value-added telecommunications services, or VATS, overseas.

Because NCF Wealth Group is a company incorporated with limited liability in the British Virgin Islands, NCF Wealth Group is classified as a foreign enterprise under PRC laws and regulations, and its wholly-owned PRC subsidiaries, Beijing NCF Cloud Service Information Technology Co. Limited and Beijing NCF Financial Services Information Technology Co. Limited, or Beijing WFOEs, are foreign-invested enterprises, or FIEs. To comply with PRC laws and regulations, NCF Wealth Group conducts its business in China through its consolidated VIEs and their affiliates. The Beijing WFOEs have entered into a series of contractual arrangements with the consolidated VIEs and their shareholders. For a description of these contractual arrangements, see “Description of the Combined Company Following the Business Combination —Contractual Arrangements with Beijing Jing Xun Shi Dai Technology Limited Liability Company (“Jing Xun Shi Dai”) and Beijing Oriental Union Investment Management Limited Liability Company (“Beijing Oriental”).”

NCF Wealth Group believes that its corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. NCF Wealth Group’s PRC legal counsel, Grandall Law Firm is of the opinion that its current ownership structure, the ownership structure of its PRC subsidiaries, its consolidated VIEs and its subsidiaries, and the contractual arrangements among them are not in violation of existing PRC laws, rules and regulations; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that the PRC government authorities, such as the Ministry of Commerce, or the MOFCOM, the MIIT, or other authorities that regulate online consumer finance platforms and other participants in the telecommunications industry, would ultimately take a view that is consistent with the opinion of its PRC legal counsel or agree that its corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If NCF Wealth Group’s corporate structure and contractual arrangements are deemed by the MIIT or the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, NCF Wealth Group may lose control of its consolidated VIEs and may have to modify such structure to comply with regulatory requirements. However, there can be no assurance that NCF Wealth Group can achieve this without material disruption to its business. Further, if its corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking its business and operating licenses;

•	levying fines on NCF Wealth Group;

•	confiscating any of its income that they deem to be obtained through illegal operations;

•	shutting down its services;

•	discontinuing or restricting its operations in China;

•	imposing conditions or requirements with which NCF Wealth Group may not be able to comply;

23

•	requiring NCF Wealth Group to change its corporate structure and contractual arrangements;

•	restricting or prohibiting its use of the proceeds from overseas offerings to finance its PRC consolidated VIEs’ business and operations; and

•	taking other regulatory or enforcement actions that could be harmful to its business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to its corporate structure and contractual arrangements. See “Risks Relating to its Corporate Structure—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law, and its enactment may materially and adversely affect its business and financial condition.” The occurrence of any of these events could materially and adversely affect its business and financial condition and results of operations. In addition, if the imposition of any of these penalties or requirements to restructure NCF Wealth Group’s corporate structure causes it to lose the right to direct the activities of its consolidated VIEs or its right to receive their economic benefits, NCF Wealth Group would no longer be able to consolidate the financial results of such VIEs in its consolidated financial statements. If its corporate structure and contractual arrangements are deemed to be illegal by relevant regulators, its business and results of operations would be materially and adversely affected. However, NCF Wealth Group does not believe that such actions would result in the liquidation or dissolution of its company, its wholly-owned subsidiaries in China or its consolidated VIEs or their subsidiaries. See “Description of the Combined Company Following the Business Combination—Contractual Arrangements with Beijing Jing Xun Shi Dai Technology Limited Liability Company (“Jing Xun Shi Dai”) and Beijing Oriental Union Investment Management Limited Liability Company (“Beijing Oriental”)”.

NCF Wealth Group’s contractual arrangements with its consolidated VIEs may result in adverse tax consequences.

NCF Wealth Group could face material and adverse tax consequences if the PRC tax authorities determine that its contractual arrangements with its consolidated VIEs were not made on an arm’s length basis and adjust its income and expenses for PRC tax purposes by requiring a transfer pricing adjustment. A transfer pricing adjustment could adversely affect NCF Wealth Group by (i) increasing the tax liabilities of its consolidated VIEs without reducing the tax liability of its subsidiaries, which could further result in late payment fees and other penalties to its consolidated VIEs for underpaid taxes; or (ii) limiting the ability of its consolidated VIEs to obtain or maintain preferential tax treatments and other financial incentives.

NCF Wealth Group relies on contractual arrangements with its consolidated VIEs and their shareholders to operate its business, which may not be as effective as direct ownership in providing operational control and may have potential conflicts of interests with NCF Wealth Group, which may have a material adverse effect on its business and financial condition.

NCF Wealth Group relies on contractual arrangements with its consolidated VIEs and their shareholders to operate its business. For a description of these contractual arrangements, see “Description of the Combined Company Following the Business Combination—Contractual Arrangements with Beijing Jing Xun Shi Dai Technology Limited Liability Company (“Jing Xun Shi Dai”) and Beijing Oriental Union Investment Management Limited Liability Company (“Beijing Oriental”).” All of its revenue is attributed to its consolidated VIEs. These contractual arrangements may not be as effective as direct ownership in providing NCF Wealth Group with control over its consolidated VIEs. If its consolidated VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, NCF Wealth Group’s recourse to the assets held by its consolidated VIEs is indirect and NCF Wealth Group may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of the record holders of the equity interest in its consolidated VIEs, including such equity interest, may be put under court custody. As a consequence, NCF Wealth Group cannot be certain that the equity interest will be disposed of pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit its ability to enforce these contractual arrangements. In the event that NCF Wealth Group is unable to enforce these contractual arrangements, or if NCF Wealth Group suffers significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over its consolidated VIEs, and its ability to conduct its business and its financial condition and results of operations may be materially and adversely affected. See “Risks Relating to Doing Business in China —There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

In connection with its operations in China, NCF Wealth Group relies on Mr. Zhenxin Zhang and Ms. Huanxiang Li, the shareholders of its consolidated VIEs, to fulfill the obligations under such contractual arrangements. The interests of these shareholders in their individual capacities as shareholders of its consolidated VIEs may differ from the interests of the company as a whole. There can be no assurance that when conflicts of interest arise, any or all of these individuals or entities will act in the best interests of NCF Wealth Group or that those conflicts of interest will be resolved in its favor. In addition, these individuals and entities may breach or cause the consolidated VIEs and their subsidiaries to breach or refuse to renew their existing contractual arrangements with NCF Wealth Group.

Currently, NCF Wealth Group does not have arrangements that address potential conflicts of interest shareholders of its consolidated VIEs may encounter due to their dual roles as shareholders of consolidated VIEs and as beneficial owners of its company. However, NCF Wealth Group could, at all times, exercise its option under the exclusive call option agreement to cause them to transfer all of their equity ownership in its consolidated VIEs to a PRC entity or individual designated by it as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, NCF Wealth Group could also, in the capacity of the attorney-in-fact of the then existing shareholders of its consolidated VIEs as provided under the powers of attorney, directly appoint new directors of its consolidated VIEs. NCF Wealth Group relies on the shareholders of its consolidated VIEs to comply with PRC laws and regulations, which protect contracts, and to provide that directors and executive officers owe a duty of loyalty to its company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gain, and with the laws of the British Virgin Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to its best interests. However, the legal frameworks of China and the British Virgin Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If there is a dispute between NCF Wealth Group and the shareholders of its consolidated VIEs, NCF Wealth Group might have to initiate a lawsuit to protect its rights, which could result in disruption of its business and subject NCF Wealth Group to substantial uncertainty as to the outcome of any such legal proceedings.

24

If the custodians or authorized users of its controlling nontangible assets, including chops and seals, fail to fulfill their responsibilities, misappropriate or misuse these assets, its business and operations may be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts such as the leases and sales contracts that its business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the State Administration of Taxation, or the SAIC. NCF Wealth Group generally executes legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

NCF Wealth Group has six major types of chops (similar to a corporate seal in the United States)—corporate chops, contract chops and finance chops, invoice chops, human resources chops and legal person chops. NCF Wealth Group uses corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. NCF Wealth Group uses contract chops for executing leases and commercial contracts. NCF Wealth Group uses finance chops generally for making and collecting payments, including issuing invoices. Use of corporate chops and contract chops must be approved by its legal department and administrative department, and use of finance chops must be approved by its finance department. The chops of its subsidiaries and consolidated VIEs are generally held by the relevant entities so that documents can be executed locally. Although NCF Wealth Group usually utilizes chops to execute contracts, the registered legal representatives of its subsidiaries and consolidated VIEs have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

In order to maintain the physical security of its chops, NCF Wealth Group generally has them stored in secured locations accessible only to the designated key employees of its legal, administrative or finance departments. Its designated legal representatives generally do not have access to the chops. Although NCF Wealth Group has approval procedures in place and mechanisms to monitor its key employees, including the designated legal representatives of its subsidiaries and consolidated VIEs, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that its key employees or designated legal representatives could abuse their authority, for example, by binding its subsidiaries and consolidated VIEs with contracts against its interests, as NCF Wealth Group would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of its chops or signatures of its legal representatives. If any designated legal representative obtains misappropriates the chop in an effort to obtain control over the relevant entity, NCF Wealth Group would need to have a shareholder or board resolution to designate a new legal representative and to take legal actions to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtain, misuses or misappropriates its chops and seals or other controlling intangible assets for whatever reason, NCF Wealth Group could experience disruption to its normal business operations. NCF Wealth Group may have to take corporate or legal action, which could involve significant time and resources expenses while distracting management from its operations, and its business and operations may be materially and adversely affected.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law, and its enactment may materially and adversely affect its business and financial condition.

The Ministry of Commerce (“MOFCOM”) published a discussion draft of the proposed Foreign Investment Law (the “2015 Draft Foreign Investment Law”) in January 2015 aiming to, upon its enactment, replace the major existing laws and regulations governing foreign investment in China.

Among other things, the 2015 Draft Foreign Investment Law purports to introduce the principle of “actual control” in determining whether a company is considered a foreign invested enterprise, or an FIE. The 2015 Draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity organized in a foreign jurisdiction, but cleared by MOFCOM as “controlled” by PRC entities and/or citizens, would nonetheless be treated as a PRC domestic entity for investment in the “restriction category” that could appear on “negative list.” In this connection, “control” is broadly defined in the draft law to cover any of the following summarized categories:

•	holding 50% or more of the voting rights or similar rights and interests of the subject entity;

•	holding less than 50% of the voting rights or similar rights and interests of the subject entity but having the power to directly or indirectly appoint or otherwise secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to materially influence the board, the shareholders’ meeting or other equivalent decision making bodies; or

•	having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operational, financial, staffing and technological matters.

Under the 2015 Draft Foreign Investment Law, VIEs that are controlled via contractual arrangements would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. For any companies with a VIE structure in an industry category that is in the “restriction category” that could appear on any such “negative list,” the existing VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC state-owned enterprises or agencies, or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the VIEs will be treated as FIEs, in which case, the existing VIE structures will likely be scrutinized and subject to foreign investment restrictions and approval from MOFCOM and other supervising authorities such as MIIT. Any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

On December 26, 2018, the National People's Congress published the Foreign Investment Law of the People's Republic of China (the “2018 Draft Foreign Investment Law”) on its official website aiming to solicit public opinions. The 2018 Draft Foreign Investment Law (if enacted) will replace the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Contractual Joint Ventures and the Law on Foreign-Capital Enterprises to become the legal foundation for foreign investment in the PRC. Moreover, the 2018 Draft Foreign Investment Law is a widely regarded to be a revision of the 2015 Draft Foreign Investment Law.

25

Conducting operations through contractual arrangements (VIE agreements) has been adopted by many PRC-based companies, including NCF Wealth Group, to obtain and maintain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions or prohibitions in China. The 2018 Draft Foreign Investment Law deletes not only the concept of “actual controller” introduced by the 2015 Draft Foreign Investment Law, but also all terms of “protocol control”. There is no clear stipulation on whether the control of domestic enterprises or the holding of rights and interests of domestic enterprises through contractual arrangements or other means belongs to the category of foreign investment. If the 2018 Draft Foreign Investment Law will be enacted as currently proposed, the operation mode for NCF Wealth Group to control its subsidiaries in China through VIE structure will not be affected.

However, the 2018 Draft Foreign Investment Law adds a new “Miscellaneous Provisions” in the part of definition of “foreign investment”, which is “a foreign investor invests within the territory of China in any other way stipulated under laws, administrative regulations or provisions of the State Council.” The competent authority may issue laws, regulations and judicial interpretations to identify the operation through contractual arrangements as a form of foreign investment. Therefore, it has substantial uncertainties whether the related VIE agreements of NCF Wealth Group will be identified as a form of foreign investment.

At the same time, the Article 28 of the 2018 Draft Foreign Investment Law adopts the management system of negative list for foreign investment access, and it explicitly stipulates that “for the fields not mentioned in the negative list for foreign investment access, management shall be conducted under the principle of consistency of domestic and foreign investment”. It is unclear whether any business areas of companies that currently controlled by NCF Wealth Group through the VIEs agreements will be listed on the negative list in the future.

Thus, if the PRC entities currently controlled by NCF Wealth Group through VIE agreements are identified as a foreign-invested enterprise in the future under the enacted and enforced foreign investment law, and their business areas are listed as restricted or prohibited area according to the negative list for foreign investment access, the competent authority may require those PRC entities to go through further approval procedures. And if those PRC entities do not obtain the necessary approval procedures in time, the business and financial condition and operating results of NCF Wealth Group may be materially and adversely affected.

Risks Relating to Doing Business in China

Changes in the political and economic policies of the PRC government may materially and adversely affect the combined company’s business, financial condition and results of operations and may result in its inability to sustain its growth and expansion strategies.

After the merger, all of the combined company’s operations will be entirely conducted in the PRC and all of its revenue will be sourced from the PRC. Accordingly, the combined company’s financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and to guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on the combined company. Its financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to the combined company. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for its services and consequently have a material adverse effect on its businesses, financial condition and results of operations.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

Substantially all of NCF Wealth Group’s operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Its PRC subsidiary and consolidated VIEs are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations, especially those relating to the Internet consumer finance industry, are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and may have a retroactive effect. As a result, NCF Wealth Group may not be aware of its violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative authorities and courts have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection NCF Wealth Group enjoy than in more developed legal systems. These uncertainties may impede its ability to enforce the contracts NCF Wealth Group have entered into and could materially and adversely affect its business, financial condition and results of operations.

26

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with the Merger under a PRC regulation. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, or the SASAC, the SAIC, the CSRC, and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities of a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings through special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

While the application of the M&A Rules remains unclear, NCF Wealth Group believes, based on the advice of its PRC counsel, Grandall Law Firm, that CSRC approval is not required in the context of the Business Combination given that (i) the Beijing WFOE was established by means of direct investment rather than by a merger with or an acquisition of any PRC domestic companies as defined under the M&A Rules, (ii) no explicit provision in the M&A Rules classifies the respective contractual arrangements among Beijing WFOE, the VIEs and their shareholders as a type of acquisition transaction falling under the M&A Rules and (iii) the CSRC currently has not issued any definitive rule or interpretation concerning whether the Business Combination is subject to the M&A Rules. There can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as NCF Wealth Group’s PRC counsel. If the CSRC or other PRC regulatory body subsequently determines that NCF Wealth Group need to obtain the CSRC’s approval for the Business Combination or if the CSRC or any other PRC government authorities publish any interpretation or implements rules before its listing that would require us to obtain CSRC or other governmental approvals for the Business Combination, NCF Wealth Group may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on its operations in China, limit its operating privileges in China, delay or restrict the repatriation of the proceeds from the Business Combination into the PRC or take other actions that could have a material adverse effect on its business, financial condition, results of operations, reputation and prospects.

The new regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. NCF Wealth Group may grow its business in part by acquiring other companies operating in its industry. Compliance with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit its ability to complete such transactions, which could affect its ability to expand its business or maintain its market share. See “Regulations—Regulations on Overseas Listing.”

PRC regulations relating to investments in offshore companies by PRC residents may subject its PRC-resident beneficial owners or its PRC subsidiary to liability or penalties, limit its ability to inject capital into its PRC subsidiary or limit its PRC subsidiary’s ability to increase their registered capital or distribute profits.

The SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by the SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires the amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material events. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

Mr. Zhang Zhenxin completed the SAFE Circular 37 registration in relation to his investment in Great Reap Ventures Limited, First P2P Limited (currently known as NCF Wealth Holdings Limited) and UCF Huarong Investment (HK) Co., Limited on September 25, 2014. The registration also recorded the roundtrip investment into Beijing Hua Rong Ju Hui Investment Consultation Co., Limited (currently known as Beijing NCF Financial Service Information Technology Co., Ltd) made indirectly through the aforesaid offshore special vehicle companies. Mr. Zhang Zhenxin completed the SAFE Circular 37 registration in relation to his investment in Nimble Ring Limited, a company established in the British Virgin Islands in September 2014, on July 22, 2015. Neither the two registrations in the abovementioned reflect the domestic interest held by Zhenxin Zhang in Jing Xun Shi Dai and the roundtrip investment of Beijing NCF Cloud Service Information Technology Co., Ltd.

27

According to the SAFE Circular 37 and the Guidance on Direct Investment Foreign Exchange Affairs, PRC residents are only required to register the first level of the offshore special vehicle directly owned by them and update their SAFE Circular 37 registration in the event of certain material changes at such first-level offshore special vehicle. PRC law does not explicitly require a change of registration to be made in relation to any new roundtrip investment or any changes of the domestic interest held by the PRC resident. Therefore Mr. Zhang Zhenxin is not required to file for new registration or change of registration to reflect the domestic interest in Jing Xun Shi Dai and the roundtrip investment of Beijing NCF Cloud Service Information Technology Co., Ltd., and that the existing two SAFE Circular 37 registrations made by Mr. Zhang Zhenxin are sufficient and in compliance with the PRC law.

NCF Wealth Group has notified substantial beneficial owners of ordinary shares who NCF Wealth Group knows are PRC residents of their filing obligations. Nevertheless, NCF Wealth Group may not be aware of the identities of all of its beneficial owners who are PRC residents. NCF Wealth Group does not have control over its beneficial owners and there can be no assurance that all of its PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or will be completed at all. The failure of its beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of its company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or its PRC subsidiary to fines and legal sanctions. Such failure to register or comply with relevant requirements may also limit its ability to contribute additional capital to its PRC subsidiary and limit its PRC subsidiary’s ability to distribute dividends to its company. These risks may have a material adverse effect on its business, financial condition and results of operations.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent NCF Wealth Group from using the proceeds of future offerings to make loans to its PRC subsidiary and its consolidated VIE, or to make additional capital contributions to its PRC subsidiary.

After the Merger, as an offshore holding company with PRC subsidiaries, Hunter Maritime may transfer funds to its PRC subsidiaries by means of loans or capital contributions, which are treated as foreign-invested enterprises under PRC laws. However, loans by Hunter Maritime to its PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to its PRC subsidiary are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, and registration with other governmental authorities in China.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign- Invested Enterprises, or SAFE Circular 142, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, or Circular 59, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45. According to Circular 19, the flow and use of the RMB capital converted from the foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to grant loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit its ability to transfer any foreign currency NCF Wealth Group hold, including the net proceeds from future offerings, to its PRC subsidiary, which may adversely affect its liquidity and its ability to fund and expand its business in the PRC.

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, NCF Wealth Group its not likely to make such loans to any of its consolidated VIEs and their subsidiaries, each a PRC domestic company. Meanwhile, NCF Wealth Group is not likely to finance the activities of its consolidated VIEs and their subsidiaries by means of capital contributions given the restrictions on foreign investment in the businesses that are currently conducted by its consolidated VIEs and their subsidiaries.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, NCF Wealth Group cannot assure you that NCF Wealth Group will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to its PRC subsidiary or any consolidated variable interest entity or future capital contributions by NCF Wealth Group to its PRC subsidiary. As a result, uncertainties exist as to its ability to provide prompt financial support to its PRC subsidiary or consolidated VIEs and their subsidiaries when needed. If NCF Wealth Group fails to complete such registrations or obtain such approvals, its ability to use foreign currency, and to capitalize or otherwise fund its PRC operations may be negatively affected, which could materially and adversely affect its liquidity and its ability to fund and expand its business.

Any failure to comply with PRC regulations regarding employee share incentive plans may subject the PRC plan participants or NCF Wealth Group to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their positions as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Its directors, executive officers and other employees who are PRC residents and who have been granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before its company becomes an overseas listed company. After its company becomes an overseas listed company, NCF Wealth Group and its directors, executive officers and other employees who are PRC residents and who have been granted options will be subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, according to which, employees, directors, supervisors and other management members who are PRC residents participating in any stock incentive plan of an overseas publicly listed company are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. The combined company will make efforts to comply with these requirements upon completion of the Business Combination. However, there can be no assurance that they can successfully register with SAFE in full compliance with the rules. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under its share incentive plans or receive dividends or sales proceeds related thereto, or its ability to contribute additional capital into its wholly-foreign owned enterprises in China and limit its wholly-foreign owned enterprises’ ability to distribute dividends. The combined company also faces regulatory uncertainties that could restrict its ability to adopt additional share incentive plans for its directors and employees under PRC law.

28

NCF Wealth Group relies to a significant extent on dividends and other distributions on equity paid by its principal operating subsidiaries to fund offshore cash and financing requirements.

NCF Wealth Group is a holding company and relies to a significant extent on dividends and other distributions on equity paid by its principal operating subsidiaries, including its wholly-owned PRC subsidiaries and the subsidiaries of each VIE and on remittances from the consolidated VIEs, for its offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders, fund intercompany loans, service any debt NCF Wealth Group may incur outside of China and pay its expenses. When its principal operating subsidiaries or the consolidated VIEs incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to its PRC subsidiary and certain other subsidiaries permit payments of dividends only from part of their retained earnings, if any, determined in accordance with applicable PRC accounting standards and regulations.

Under PRC laws, rules and regulations, each of its subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not included in the retained earnings distributable as cash dividends. Furthermore, under PRC law, its wholly-owned PRC subsidiary, which is a wholly foreign-owned enterprise under PRC law, cannot distribute any profits until all of its losses from prior fiscal years have been offset. In accordance with the articles of association of its wholly-owned PRC subsidiary, profit distributions also need to be approved by its executive directors and shareholders before any distribution plan becomes effective. As a result, its subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. In addition, registered share capital and statutory reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

Limitations on the ability of its consolidated VIEs to make remittance to the wholly-foreign owned enterprise and on the ability of its subsidiaries to pay dividends to us could limit its ability to access cash generated by the operations of those entities, including to make investments or acquisitions that could be beneficial to its businesses, pay dividends to its shareholders or otherwise fund and conduct its business.

NCF Wealth Group may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and NCF Wealth Group may, therefore, be subject to PRC income tax on its global income.

Under the PRC Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production, personnel, accounting books and assets of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese- Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If NCF Wealth Group were to be considered a PRC resident enterprise, NCF Wealth Group would be subject to PRC enterprise income tax at the rate of 25% on its global income. In such a case, its profitability and cash flow may be materially reduced as a result of its global income being taxed under the Enterprise Income Tax Law. NCF Wealth Group believe that none of its entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Dividends paid to the combined company’s foreign investors and gains on the sale of its common shares by its foreign investors may be subject to PRC tax.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends paid to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. In addition, any gain realized on the transfer of shares by such investors is also subject to PRC tax at a rate of 10%, if such gain is regarded as income derived from sources within the PRC. If the combined company is deemed a PRC resident enterprise, dividends paid on its common shares, and any gain realized from the transfer of its common shares, may be treated as income derived from sources within the PRC and may as a result be subject to PRC taxation. Furthermore, if the combined company is deemed a PRC resident enterprise, dividends paid to individual investors who are non-PRC residents and any gain realized on the transfer of common shares by such investors may be subject to PRC tax at a current rate of 20% (which in the case of dividends may be withheld at source). Any PRC tax liability may be reduced under applicable tax treaties or tax arrangements between China and other jurisdictions. If the combined company or any of its subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of its common shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends paid to its non-PRC investors, or gains from the transfer of its common shares by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of your investment in its common shares may decline significantly

29

NCF Wealth Group and its existing shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.

In October 2017, the State Administration of Taxation issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation, on December 10, 2009, and partially replaced and supplemented rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises or Bulletin 7, issued by the State Administration of Taxation, on February 3, 2015. Pursuant to Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises and any gains from the transfer of such asset by a direct holder, who is a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In the case of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and may consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Pursuant to Bulletin 37, the withholding agent shall declare and pay the withheld tax to the competent tax authority in the place where such withholding agent is located within 7 days from the date of occurrence of the withholding obligation, while the transferor is required to declare and pay such tax to the competent tax authority within the statutory time limit according to Bulletin 7. Late payment of applicable tax will subject the transferor to default interest. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

There is uncertainty as to the application of Bulletin 37 or previous rules under Bulletin 7. NCF Wealth Group face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in its offshore subsidiaries or investments. Its company may be subject to filing obligations or taxes if its company is transferor in such transactions, and may be subject to withholding obligations if its company is transferee in such transactions, under Bulletin 37 and Bulletin 7. For transfer of shares in its company by investors that are non-PRC resident enterprises, its PRC subsidiary may be requested to assist in the filing under Bulletin 37 and Bulletin 7. As a result, NCF Wealth Group may be required to expend valuable resources to comply with Bulletin 37 and Bulletin 7 or to request the relevant transferors from whom NCF Wealth Group purchase taxable assets to comply with these circulars, or to establish that its company should not be taxed under these circulars, which may have a material adverse effect on its financial condition and results of operations.

NCF Wealth Group is subject to restrictions on currency exchange.

All of NCF Wealth Group’s net income is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans NCF Wealth Group may secure from its onshore subsidiaries or consolidated VIE. Currently, certain of its PRC subsidiaries, may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of the SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate its ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. Since a significant amount of its future net income and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit its ability to utilize cash generated in Renminbi to fund its business activities outside of the PRC or pay dividends in foreign currencies to its shareholders, including holders of its common shares, and may limit its ability to obtain foreign currency through debt or equity financing for its subsidiaries and consolidated VIEs.

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has started to appreciate slowly against the U.S. dollar, though there have been periods when the U.S. dollar has appreciated against the RMB. On August 11, 2015, the PBOC allowed the Renminbi to depreciate by approximately 2% against the U.S. dollar. Since then and until the end of 2016, the Renminbi has depreciated against the U.S. dollar by approximately 10%. It is difficult to predict how long such depreciation of RMB against the U.S. dollar may last and when and how the relationship between the RMB and the U.S. dollar may change again.

All of NCF Wealth Group’s revenue and substantially all of its costs are denominated in Renminbi. NCF Wealth Group is a holding company and relies on dividends paid by its operating subsidiaries in China for its cash needs. Any significant revaluation of Renminbi may materially and adversely affect its results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the common shares in U.S. dollars. To the extent that NCF Wealth Group needs to convert U.S. dollars into Renminbi for its operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount NCF Wealth Group would receive. Conversely, if NCF Wealth Group decides to convert its Renminbi into U.S. dollars for the purpose of making payments for dividends on its common shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

30

Risks Relating to the Consummation of the Business Combination

Shareholders of Hunter Maritime will not be afforded an opportunity to vote on the Business Combination, which means Hunter Maritime may consummate the Business Combination even though a majority of its public shareholders do not support such a combination.

Hunter Maritime will not hold a shareholder vote to approve the Business Combination before it consummates the Business Combination. As an FPI, Hunter Maritime will not be required to seek shareholder approval to the extent the laws of the Republic of the Marshall Islands, its jurisdiction of incorporation, do not require such a vote. Accordingly, Hunter Maritime may consummate the Business Combination even if holders of a majority of its public shares do not approve of the Business Combination.

As a foreign private issuer, Hunter Maritime is not required to meet certain Nasdaq standards related to shareholder voting.

The Nasdaq rules generally require a company to obtain shareholder approval in the following circumstances: (a) in connection with an acquisition, if a company issues shares equal to 20% or more of its pre-transaction outstanding shares, or 5% or more of its pre-transaction outstanding shares when a related party has a 5% or greater interest in the target; (b) in connection with a stock issuance that results in a change of control (whereby, as a result of an issuance, an investor or a group would own, or have the right to acquire, 20% or more of the outstanding shares of common stock or voting power and such ownership or voting power would be the largest ownership position in the company); (c) in connection with an equity compensation plan (whereby a company establishes or materially amends a stock option or purchase plan or other arrangement pursuant to which stock may be acquired by officers, directors, employees or consultants); or (d) in connection with a private placement where the issuance (together with sales by officers, directors, or substantial shareholders, if any) equals 20% or more of the pre-transaction outstanding shares of the company at a price less than the greater of book or market value.

Although many blank check companies listed on Nasdaq would be required to seek shareholder approval in connection with their initial business combination (for example, if the consideration paid in connection with the transaction includes the issuance of 20% or more of such company’s then issued and outstanding shares), because Hunter Maritime is an FPI, Hunter Maritime is not required to seek shareholder approval under the Nasdaq rules to the extent the laws of the Republic of the Marshall Islands do not require such a vote. The laws of the Republic of the Marshall Islands provide Hunter Maritime with a variety of methods to consummate the Business Combination without a shareholder vote to approve the Business Combination, including the manner in which the Business Combination is structured.

The only opportunities shareholders of Hunter Maritime have to make the investment decision regarding the Business Combination will be to exercise their right to redeem Hunter Maritime Class A common shares for cash.

Because Hunter Maritime intends to consummate the Business Combination without seeking shareholder approval, shareholders will not have the right or opportunity to vote on the Business Combination. Accordingly, the only opportunities afforded to the shareholders of Hunter Maritime to make an investment decision regarding the Business Combination is to exercise their redemption rights within the period of time (which will be at least 20 business days) as set forth in the tender offer documents mailed to Hunter Maritime public shareholders in which the Business Combination is described.

If Hunter Maritime’s due diligence investigation of NCF was inadequate, then stockholders of Hunter Maritime who do not redeem their Class A common shares in this Offer could lose some or all of their investment following the Business Combination.

Even though Hunter Maritime conducted a due diligence investigation of NCF, it cannot be sure that this diligence uncovered all material issues that may be present in NCF or its business, or that it would be possible to uncover all material issues through a more protracted amount of due diligence, or that factors outside of NCF and its business and outside of its control will not later arise. The requirement that Hunter Maritime must complete the Business Combination by the Business Combination Deadline, and Hunter Maritime’s lack of experience investing in or managing companies in the fintech industry may have limited its ability to perform, and the available time to conduct, due diligence, and the Business Combination may be consummated pursuant to terms that Hunter Maritime would have rejected upon a more comprehensive investigation.

Hunter Maritime will issue Class A common shares as merger consideration in the Business Combination, which will dilute the interest of shareholders of Hunter Maritime following the Business Combination and likely present other risks.

Hunter Maritime will issue a substantial number of Class A common shares in order to complete the Business Combination. The issuance of additional Class A common shares:

•	will significantly dilute the equity interest of existing shareholders of Hunter Maritime; and

•	may adversely affect prevailing market prices for the securities of Hunter Maritime.

If the Offer is completed, additional sources of financing may not be available and Hunter Maritime’s redemption of Class A common shares in the Offer will cause its public float to be reduced. As a result, its shareholders may be disadvantaged by reduced liquidity in its securities.

The Offer exposes Hunter Maritime to a number of risks including:

•	use of funds to redeem Class A common shares in the Offer and to pay expenses of the Offer will reduce the funds available as working capital for the continuation of NCF’s business following the Business Combination;

31

•	Hunter Maritime may not be able to replenish cash reserves by raising debt or equity financing in the future on terms acceptable to us, or at all; and

•	the “public float,” which is the number of shares owned by non-affiliate shareholders and available for trading in the securities markets, following the Offer and prior to the Business Combination, will be reduced, which may reduce the volume of trading in Class A common shares and may result in lower stock prices and reduced liquidity in the trading of Class A common shares prior to the completion of the Business Combination.

Hunter Maritime’s Board of Directors did not, and is not required to, obtain a fairness opinion in connection with the Business Combination.

Hunter Maritime’s Board of Directors did not, and is not required to, obtain a fairness opinion in determining whether or not to proceed with the Business Combination. Shareholders of Hunter Maritime will be relying on the judgment of Hunter Maritime’s board of directors, who determined the advisability of the Business Combination and that the fair market value of NCF Wealth Group is equal to at least 80% of the balance in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account), as required by its Articles of Incorporation. However, Hunter Maritime’s Board of Directors may be incorrect in its assessment of NCF Wealth Group and the Business Combination. As Hunter Maritime’s Board of Directors did not obtain a fairness opinion to assist in its determination, no assurance can be provided that NCF Wealth Group has a fair market value of at least 80% of the balance in the Trust Account or that the price Hunter Maritime is paying for NCF Wealth Group is fair to Hunter Maritime and its shareholders from a financial point of view. Our Board of Directors makes no recommendation as to whether you should tender or refrain from tendering your Class A common shares.

Hunter Maritime may redeem the Warrants at a time that is not beneficial to Warrant holders.

Hunter Maritime may call the Warrants for redemption at any time after the redemption criteria described elsewhere in this Offer to Purchase have been satisfied. If Hunter Maritime calls the Warrants for redemption, Warrant holders may be forced to accept a nominal redemption price or sell or exercise the Warrants when they may not wish to do so.

Hunter Maritime may waive one or more of the conditions to the Business Combination.

Hunter Maritime may agree to waive, in whole or in part, some of the conditions to its obligations to complete the Business Combination, to the extent permitted by applicable laws.

There is no guarantee, even if we consummate the Business Combination, that the Public Warrants will ever be in the money and they may expire worthless.

The exercise price for our Public Warrants is $11.50 per share. There is no guarantee that the Public Warrants will ever be in the money prior to their expiration, and as such, the Public Warrants may expire worthless.

The Sponsor and Warrant holders have registration rights, and the NCF Stockholders will have registration rights, the future exercise of which may adversely affect the market price of the Class A common shares.

Pursuant to an agreement entered into concurrently with Hunter Maritime’s initial public offering, following the Business Combination, the Sponsor and certain holders of the Warrants, may demand that we register their unregistered Class A common shares and Warrants. In addition, as a condition to the consummation of the Business Combination, Hunter Maritime has agreed to enter into a Registration Rights Agreement with the Stockholder Representative, pursuant to which Hunter Maritime shall grant each NCF Stockholder certain registration rights with respect to the Closing Payment Shares.

Hunter Maritime will bear the cost of registering these securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of the Class A common shares.

Our ability to successfully effect the Business Combination and to successfully operate the business thereafter will be largely dependent upon the efforts of certain key personnel, including certain personnel of NCF, whom we expect to join us following the Business Combination. The loss of such key personnel could negatively impact the operations and profitability of our post-combination business.

Our ability to successfully effect the Business Combination and successfully operate the business is dependent upon the efforts of certain key personnel, including certain personnel of NCF. Although we expect such key personnel to remain with Hunter Maritime following the Business Combination, it is possible that we will lose some key personnel, the loss of which could negatively impact the operations and profitability of our post-combination business. Furthermore, while we have scrutinized individuals we intend to engage to stay with Hunter Maritime following the Business Combination, our assessment of these individuals may not prove to be correct. These individuals may be unfamiliar with the requirements of operating a company regulated by the SEC, which could cause us to have to expend time and resources helping them become familiar with such requirements.

Our officers, directors, security holders and their respective affiliates, including the Sponsor, may have competitive pecuniary interests that conflict with our interests.

We have not adopted a policy that expressly prohibits our directors, officers, security holders or affiliates from having a direct or indirect pecuniary or financial interest in any investment to be acquired or disposed of by us or in any transaction to which we are a party or have an interest. Further, we do not have a policy that expressly prohibits any of the Sponsor, officers, directors or their respective affiliates from engaging for their own account in business activities of the types conducted by us. Accordingly, such persons or entities may have a conflict between their interests and ours.

32

A market for the securities of Hunter Maritime after the Business Combination may not fully develop, which would adversely affect the liquidity and price of our securities.

We intend to continue to list the Class A common shares and Warrants on Nasdaq under the symbols currently listed by Hunter Maritime, for its Class A common shares and Warrants, respectively, on or promptly after the consummation of the Business Combination, by filing a new listing application with Nasdaq, however, there is no guarantee that we will meet the Nasdaq listing requirements. Following the Business Combination, the price of our securities may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for our securities may never fully develop or, if developed, it may not be sustained. In addition, the price of the securities after the offering can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. Additionally, if our securities are not listed on, or become delisted from, Nasdaq for any reason, and are quoted on the Over the Counter Bulletin Board, a FINRA-sponsored and operated inter-dealer automated quotation system for equity securities not included in a securities exchange, the liquidity and price of our securities may be more limited than if we were quoted or listed on Nasdaq or another national exchange. You may be unable to sell your securities unless a market can be established or sustained.

There is a limited amount of cash available to be used for other corporate purposes by Hunter Maritime.

Hunter Maritime and NCF incurred significant costs associated with the Business Combination, including Hunter Maritime’s expenses of approximately $2,044,000 as of February 6, 2019 and certain fees owed to the underwriters (see “The Merger Agreement—Finance Fees”). These expenses have limited the amount of cash available to be used for other corporate purposes following the Business Combination.

If the Business Combination’s benefits do not meet the expectations of investors and/or stockholders, the market price of our securities may decline.

The market price of Hunter Maritime’s securities prior to the consummation of the Business Combination or the market price of our securities following the consummation of the Business Combination may decline as a result of the Business Combination if the market does not view the Business Combination positively due to current market environment, uncertainty of regulation, assessment of valuation, among others. Accordingly, stockholders may experience a loss as a result of a decline in the market price of Hunter Maritime’s securities prior to the consummation of the Business Combination or Hunter Maritime’s securities following the consummation of the Business Combination. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

The market price of Hunter Maritime’s securities may decline as a result of the Business Combination.

The market price of Hunter Maritime’s securities may decline as a result of the Business Combination for a number of reasons, including if:

•	investors react negatively to the prospects of the combined company’s business and the prospects of the Business Combination;

•	the effect of the Business Combination on the combined company’s business and prospects is not consistent with the expectations of financial or industry analysts;

•	the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts;

•	the value of NCF Wealth Group proves to be materially less than the value used by our Board of Directors to determine the merger consideration.

Accordingly, investors may experience a loss as a result of decreasing stock prices. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Hunter Maritime’s shareholders may not realize a benefit from the Business Combination commensurate with the ownership dilution they will experience in connection with the Business Combination.

If the combined company is unable to realize the full strategic and financial benefits currently anticipated from the Business Combination, Hunter Maritime’s shareholders will have experienced substantial dilution of their ownership interests without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined company is able to realize only part of the strategic and financial benefits currently anticipated from the Business Combination.

Hunter Maritime’s ability to request indemnification from NCF Stockholders for damages arising out of the merger is limited to those claims where damages exceed $10,000,000 and is also limited to Class A common shares of Hunter Maritime placed in escrow.

To provide a fund to secure the indemnification obligations of NCF to Hunter Maritime against losses that Hunter Maritime may sustain as a result of or in connection with any breach, inaccuracy or nonfulfillment or the alleged breach, inaccuracy or nonfulfillment of any of the representations, warranties and covenants of NCF contained in the Merger Agreement or any certificate or other writing delivered to Hunter Maritime pursuant to the Merger Agreement, a portion of the Closing Payment Shares, in the aggregate of 15,000,000 Class A common shares, will be placed in escrow, valued at $10.00 per share, which will be returned for cancellation to the extent that Hunter Maritime has damages for which it is entitled to indemnification. Total payments made by the NCF Representative to Hunter Maritime with respect to such losses shall not exceed $150,000,000 (the “Indemnifiable Loss Limit”). Claims for indemnification may be asserted against the Escrow Shares by Hunter Maritime, within certain prescribed periods, once its aggregate losses equals at least $10,000,000, at which point, Hunter Maritime will be entitled to indemnification for the total amount of such losses, subject to the Indemnifiable Loss Limit. As a consequence of these limitations, Hunter Maritime may not be able to be entirely compensated for indemnifiable damages that it may sustain.

33

In the event that a significant number of Class A common shares are redeemed, the Class A common shares of Hunter Maritime may become less liquid following the Business Combination.

If a significant number of Class A common shares are redeemed, Hunter Maritime may be left with a significantly smaller number of stockholders following the Business Combination. As a result, trading in Class A common shares following the Business Combination may be further limited and your ability to sell your Class A common shares in the market could be adversely affected.

The issuance of Class A common shares in connection with the Business Combination and the potential exercise of the outstanding Warrants and the issuance of additional Class A common shares as result thereof, or from future public or private offerings, will result in substantial dilution and could have an adverse effect on the market prices of Hunter Maritime’s securities.

Hunter Maritime currently has 2,173,750 Class A common shares outstanding. In connection with the Business Combination and pursuant to the Merger Agreement, Hunter Maritime has agreed to issue 200,000,000 Class A common shares to the NCF Stockholders as merger consideration, and may issue up to an additional 50,000,000 Class A common shares to NCF in earnout payments. Additionally, (i) Hunter Maritime will issue 3,793,275 Class A common shares to the Sponsor upon the conversion of its Class B common shares upon closing of the Business Combination and (ii) 30 days following the closing of the Business Combination, the Warrants will be exercisable for Class A common shares. The issuance of Class A common shares as merger consideration for the Business Combination, the potential exercise of outstanding Warrants, and the issuance of additional shares in future public or private offerings, will result in substantial dilution and could have an adverse effect on the market price Hunter Maritime’s securities.

Upon the consummation of the Business Combination, Hunter Maritime’s former public shareholders will own:

•	approximately 1.0% of the outstanding shares of Class A common shares, assuming no tender of Class A common shares in connection with the Offer; or

•	0% of the outstanding shares of Class A common shares assuming all of the Class A common shares are validly tendered and not properly withdrawn, and are purchased, in the Offer.

The issuance of additional Class A common shares and the exercise of Warrants:

•	will significantly dilute the equity interest of existing Hunter Maritime shareholders; and

•	may adversely affect prevailing market prices for Class A common shares and Warrants.

Our stockholders will only be able to exercise a Warrant if the issuance of Class A common shares upon such exercise has been registered or qualified or is deemed exempt under the securities laws of the state of residence of the holder of the Warrants.

No Warrants will be exercisable on a cash basis and we will not be obligated to issue registered Class A common shares unless the Class A common shares issuable upon such exercise has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the Warrants. Because the exemptions from qualification in certain states for re-sales of Warrants and for issuances of Class A common shares by the issuer upon exercise of a Warrant may be different, a Warrant may be held by a holder in a state where an exemption is not available for issuance of Class A common shares upon exercise of the Warrants and the holder will be precluded from exercising the Warrant. As a result, the Warrants may be deprived of any value, the market for the Warrants may be limited and the holders of Warrants may not be able to exercise their Warrants if the Common Stock issuable upon such exercise is not qualified or exempt from qualification in the jurisdictions in which the holders of the Warrants reside.

Risks Relating to the Failure to Consummate the Business Combination

If Hunter Maritime is not able to consummate the Business Combination by the Business Combination Deadline, Hunter Maritime would cease all operations except for the purpose of the winding up of Hunter Maritime and its subsidiaries, and Hunter Maritime would redeem its public shares and liquidate.

Hunter Maritime is required to complete the Business Combination by the Business Combination Deadline. If Hunter Maritime is unable to consummate the Business Combination by the Business Combination Deadline, Hunter Maritime will, as promptly as reasonably possible but no more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including investment earnings (less up to $100,000 of investment earnings to pay dissolution expenses and net of taxes payable and any amounts released to us to fund working capital requirements), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, dissolve and liquidate, subject in the case of clauses (ii) and (iii), to our obligations under Marshall Islands law to provide for claims of creditors and the requirements of other applicable law.

If we are required to wind-up, liquidate the trust account and distribute such amount therein, pro rata, to our public shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the BCA. In that case, investors may be forced to wait beyond the Business Combination Deadline before the redemption proceeds of our trust account become available to them, and they receive the return of their pro rata portion of the proceeds from our trust account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless we consummate our initial business combination prior thereto and only then in cases where investors have sought to redeem their common shares. Only upon our redemption or any liquidation will public shareholders be entitled to distributions if we are unable to complete our initial business combination.

34

If, after we distribute the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and the members of our board of directors may be viewed as having breached their fiduciary duties to our creditors, thereby exposing the members of our board of directors and us to claims of punitive damages.

If, after we distribute the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by our shareholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith by paying public shareholders from the trust account prior to addressing the claims of creditors, thereby exposing itself and us to claims of punitive damages.

If, before distributing the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

Our directors may decide not to enforce indemnification obligations against the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to Hunter Maritime’s public shareholders.

In the event that the proceeds in the trust account are reduced below the lesser of (i) $10.00 per share and (ii) the actual amount per share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per share due to reductions in the value of the trust assets, in each case net of the investment earnings which may be withdrawn to pay taxes and working capital expenses, and our sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent director(s) would determine whether to take legal action against our sponsor to enforce its indemnification obligations. While we currently expect that our independent director(s) would take legal action on our behalf against our sponsor to enforce its indemnification obligations to us, it is possible that our independent director(s) in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. If our independent director(s) choose not to enforce these indemnification obligations, the amount of funds in the trust account available for distribution to our public shareholders may be reduced below $10.00 per share.

Risks Relating to the Offer

Hunter Maritime’s public shareholders, together with any affiliates of theirs or any other person with whom they are acting in concert or as a “group” with, are restricted from seeking redemption rights with respect to more than 20% of the Class A common shares.

Hunter Maritime is offering each of its public shareholders the right to have his, her or its Class A common shares redeemed for cash in connection with the Business Combination. Notwithstanding the foregoing, a Hunter Maritime public shareholder, together with any affiliate of the shareholder or any other person with whom the shareholder is acting in concert or as a “group,” will be restricted from seeking redemption rights with respect to more than 20% of Hunter Maritime’s Class A common shares. Accordingly, if the shareholder beneficially owns more than 20% of the Class A common shares, such shareholders of will not be able to seek redemption rights with respect to the full amount of the shareholder’s Class A common shares and may be forced to hold such additional Class A common shares or sell them in the open market. Hunter Maritime cannot assure you that the value of such additional Class A common shares will appreciate over time following the Business Combination or that the market price of Class A common shares will exceed the redemption price.

Hunter Maritime requires shareholders who wish to redeem their Class A common shares in connection with the Business Combination to comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising their rights.

Hunter Maritime requires public shareholders who wish to redeem their Class A common shares to either tender their certificates to its transfer agent at any time prior to the expiration date set forth in these tender offer documents or to deliver their shares to the transfer agent electronically using the Depository Trust Company’s, or DTC, DWAC (Deposit/Withdrawal At Custodian) System. In order to obtain a physical certificate, a shareholder’s broker and/or clearing broker, DTC and Hunter Maritime’s transfer agent will need to act to facilitate this request. It is Hunter Maritime’s understanding that shareholders should generally allow at least two weeks to obtain physical certificates from the transfer agent. However, given the time limitations created by the expiration of the tender offer and because Hunter Maritime does not have any control over this process or over the brokers or DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. While it typically takes a short time to deliver shares through the DWAC System, there is no assurance this will be the case. Accordingly, if it takes longer than Hunter Maritime anticipates for shareholders to deliver their Class A common shares, shareholders who wish to redeem may be unable to meet the deadline for exercising their redemption rights and thus may be unable to redeem their Class A common shares.

As Hunter Maritime will require its public shareholders who wish to redeem their Class A common shares in connection with the Offer to comply with specific requirements for redemption described above, such redeeming shareholders may be unable to sell their securities when they wish to in the event that the Business Combination is not consummated.

If Hunter Maritime requires public shareholders who wish to redeem their Class A common shares in connection with the proposed Business Combination to comply with specific requirements for redemption as described above and the Business Combination is not consummated, Hunter Maritime will promptly return such certificates to its public shareholders. Accordingly, shareholders of Hunter Maritime who attempted to redeem their Class A common shares in such a circumstance will be unable to sell their securities after the failed acquisition until Hunter Maritime has returned their securities to them. The market price for Hunter Maritime’s Class A common shares may decline during this time and shareholders of Hunter Maritime may not be able to sell their securities when they wish to, even while other shareholders that did not seek redemption may be able to sell their securities.

35

There is no guarantee that a shareholder’s decision whether to tender Class A common shares will put the shareholder in a better future economic position.

We can give no assurance as to the price at which a shareholder may be able to sell its Class A common shares in the future following the completion of the Business Combination. Certain events following the consummation of the Business Combination may cause an increase in our share price, and may result in a lower value realized now than a shareholder of Hunter Maritime might realize in the future had the shareholder not agreed to tender Class A common shares. Similarly, if a shareholder of Hunter Maritime does not tender Class A common shares, the shareholder will bear the risk of ownership of the Common Stock of Hunter Maritime after the consummation of the Business Combination, and there can be no assurance that a shareholder can sell the stockholders shares in the future for a greater amount than the redemption price set forth in the Offer. A shareholder of Hunter Maritime should consult the shareholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

The Offer presents potential risks and disadvantages to us and our continuing shareholders.

The Offer exposes us to a number of risks including:

•	the use of a substantial portion of the cash in our Trust Account, which reduces the funds available as working capital for our businesses going forward, available for significant cash acquisitions in the future or available for other business opportunities that could create significant value for our shareholders;

•	the risk that we would not be able to replenish our cash reserves by raising debt or equity financing in the future on terms acceptable to us, or at all; and

•	the risk that the Offer may reduce our “public float,” which is the number of shares owned by non-affiliate shareholders and available for trading in the securities markets, and the number of our shareholders, which may reduce the volume of trading in the Class A common shares and may result in lower share prices and reduced liquidity in the trading of the Class A common shares following completion of the Offer and limit our ability to meet Nasdaq listing standards, including having the requisite number of round lot holders or shareholders. Please see risk factor entitled “Nasdaq could delist our Class A common shares, which could limit investors’ ability to transact in our securities and subject us to additional trading restrictions,” below.

Because we may redeem up to all of our Class A common shares in the Offer, the liquidity of our securities in the open market may be significantly reduced.

We may redeem up to all of our Class A common shares in the Offer, which would result in significantly fewer Class A common shares issued and outstanding and, in turn, would significantly reduce the liquidity of our securities, including our Class A common shares that are not redeemed.

Risks Relating to Hunter Maritime Acquisition Corp.

If we are unable to complete a business combination by April 23, 2019, our public shareholders who do not tender their shares in the Offer may be forced to wait until after April 23, 2019 before redemption from our trust account.

If we are unable to complete an initial business combination by April 23, 2019 we will, as promptly as reasonably possible but no more than ten business days thereafter, distribute the aggregate amount then on deposit in the Trust Account (net of taxes payable), pro rata to our public shareholders by way of redemption and cease all operations except for the purposes of winding up of our affairs, as further described herein. Any redemption of public shareholders from the Trust Account shall be effected automatically by function of our Charter and will occur prior to any voluntary winding up. We have no obligation to return funds to our shareholders prior to the date of our redemption or liquidation unless we consummate our initial business combination or complete the Offer prior thereto and only then in cases where investors have sought to redeem their Class A common shares. Only upon our redemption or any liquidation will public shareholders be entitled to distributions if we are unable to complete our initial business combination.

Shareholders may be liable for claims of third party creditors to the extent you receive distributions in a dissolution and any such liability of our shareholders will likely extend beyond the third anniversary of such dissolution or the settlement of claims, litigation or proceedings begun prior to or during the three year period.

Under Marshall Islands law, shareholders might, in certain circumstances, be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. If we complied with the procedures set forth in Section 106 of the Marshall Islands Business Corporations Act (the “BCA”), which are intended to ensure that we make reasonable provision for all claims against us, including a six month notice period during which any third-party claims can be brought against us before any liquidating distributions are made to shareholders, any liability of a shareholder with respect to a liquidating distribution should be limited to the lesser of such shareholder’s pro rata share of the claim or the amount distributed to the shareholder, and any liability of the shareholder should be barred after the period set forth in such notice. However, it is our intention to make liquidating distributions to our shareholders as soon as reasonably possible after dissolution. As such, our shareholders could potentially be liable for any claims to the extent of distributions received by them in a dissolution and any such liability of our shareholders will likely extend beyond the third anniversary of such dissolution or the settlement of claims, litigation or proceedings begun prior to or during the three year period. Accordingly, third parties may seek to recover from our shareholders amounts owed to them by us.

If third parties bring claims against us, the proceeds held in the Trust Account may be reduced and the per-share redemption amount received by shareholders upon liquidation may be less than $10.00 per Class A common share.

The funds in our trust account may not be protected from third-party claims against us. Although we will seek to have all prospective acquisition targets we enter into agreements with and all vendors and service providers that we contract to provide services to us, which we collectively refer to as the contracted parties, execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in Trust Account for the benefit of our public shareholders. There is no guarantee that we will be able to get waivers from the contracted parties and there is no guarantee that even if the contracted parties executed such agreements with us that such waivers will be enforceable by operation of law or that the contracted parties would be prevented from bringing claims against the Trust Account. In the event that a potential contracted party was to refuse to execute such a waiver, we will execute an agreement with that person only if our management first determines that we would be unable to obtain, on a reasonable basis, substantially similar services or opportunities from another person willing to execute such a waiver.

36

Accordingly, the proceeds held in the Trust Account may be subject to claims which would take priority over the claims of our public shareholders and, as a result, the per share liquidation price could be less than $10.00 per Class A common share due to claims of such creditors. If we are unable to complete an initial business combination and are forced to dissolve and liquidate, our Sponsor has agreed to indemnify us for all claims of contracted parties, to the extent we fail to obtain valid and enforceable waivers from such parties. Only claims based on agreements that do not include a valid and enforceable waiver of claims against the Trust Account are covered by the indemnification provided by our Sponsor, and any claim based on an agreement that includes a valid and enforceable waiver of claims against the Trust Account will not be covered by such indemnification. Under these circumstances, our board of directors would have a fiduciary obligation to our shareholders to bring a claim against our Sponsor to enforce their indemnification obligations.

Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the funds held in our Trust Account will be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to claims of third parties with priority over the claims of our public shareholders. To the extent bankruptcy claims deplete the trust account, we cannot assure you we will be able to return to our public shareholders the liquidation amounts due to them.

Because we are incorporated under the laws of the Marshall Islands, you may face difficulty protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.

We are a corporation incorporated under the laws of the Marshall Islands, and certain of our assets may in the future be located outside the United States. In addition, all of our directors and officers, and their assets, are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. You may also have difficulty bringing an original action in the appropriate court of the Marshall Islands to enforce liabilities against us or any person based upon the U.S. federal securities laws.

Certain obligations of our Sponsor are memorialized in agreements between our Sponsor, the underwriters of our IPO and us, and these agreements may be amended to change these obligations or eliminate them entirely.

In connection with our IPO, our Sponsor agreed to certain obligations pursuant to the Letter Agreement, as amended, between us, our Sponsor, Marc Saverys, Alexander Saverys, Ludovic Saverys, and Benoit Timmermans, including:

•	in connection with a shareholder vote to approve our initial business combination and/or amend Article IX of our Charter and Amended and Restated Bylaws (the article that contains all of the special provisions applicable to us prior to and in connection with our initial business combination) prior to consummation of our initial business combination, to vote their shares in favor of the proposed initial business combination;

•	that he, she or it will not exercise redemption rights in connection with any shares held by such person;

•	to waive their rights to participate in any liquidation distribution with respect to the Class B common shares if we fail to consummate an initial business combination; and

•	only with respect to our Sponsor, if we are unable to complete an initial business combination and are forced to dissolve and liquidate, to indemnify us for all claims of contracted parties, to the extent we fail to obtain valid and enforceable waivers from such parties (we have not, however, sought information nor received information from our Sponsor relating to its ability to satisfy any indemnification obligation).

The Letter Agreement was filed as an exhibit to our Report on Form 6-K filed with the SEC on November 23, 2016. The Letter Agreement may be amended or terminated with the consent of each of the parties thereto. Accordingly, if each of the parties to the agreement determines that these obligations are no longer in their best interest, then the agreement may be amended or terminated and these obligations may be changed or eliminated entirely.

Since Hunter Maritime’s Sponsor will lose its entire investment if the Business Combination is not consummated, a conflict of interest may exist in determining whether the Business Combination is appropriate for Hunter Maritime’s initial business combination.

Our Sponsor owns an aggregate of 3,793,275 Class B common shares and 200,000 Class A common shares (that were purchased in the IPO) and 3,356,413 private placement warrants. In the event of our dissolution and liquidation, our Sponsor may not receive distributions from the Trust Account with respect to these shares. Therefore, our Sponsor’s financial interests may influence its motivation in identifying and selecting an acquisition target and consummating our initial business combination in a timely manner. In addition, many of our directors are affiliated with our Sponsor, which may result in a conflict of interest when they determine whether the terms, conditions and timing of a particular initial business combination are appropriate and in our shareholders’ best interest.

Unless we complete an initial business combination, we will not repay loans provided to us from our Sponsor, and neither our officers, directors, nor any of their respective affiliates, will receive reimbursement for any out-of-pocket expenses incurred by them if such expenses exceed the amount available to us for working capital and general corporate purposes. Therefore, they may have a conflict of interest in determining whether a particular initial business combination is appropriate and in the best interest of Hunter Maritime.

We shall provide reimbursement of out-of-pocket expenses reasonably incurred by our officers, directors, or any of their respective affiliates, in connection with identifying, investigating and consummating an initial business combination, for which there is no maximum amount of out-of-pocket expenses that may be incurred. Notwithstanding, neither our officers, directors, nor any of their respective affiliates, will receive reimbursement for any out-of-pocket expenses reasonably incurred by them to the extent that such expenses exceed the amount not required to be retained in the trust account unless an initial business combination is consummated. In addition, the Sponsor has provided loans to us in the aggregate amount of $1,000,000 as of the date of this Offer, and we expect that the Sponsor will provide additional loans to us prior to the Business Combination Deadline, which loans are repayable only upon the consummation of a business combination, and further the aggregate amount of the Monthly Extension Contributions will be repayable by us to our Sponsor only if we complete an initial business combination. The financial interest of our officers, directors, or any of their respective affiliates, including the Sponsor, could influence their motivation in selecting an acquisition target and thus, there may be a conflict of interest when determining whether a particular initial business combination is in the shareholders’ best interest.

37

Nasdaq could delist our Class A common shares, which could limit investors’ ability to transact in our securities and subject us to additional trading restrictions.

Our securities are listed on the Nasdaq Capital Market, a national securities exchange. However, on July 23, 2018, we received a written notice from the Listing Qualifications Department of Nasdaq indicating that we are not in compliance with Listing Rule 5550(a)(3), which requires us to have at least of 300 shareholders for continued listing on the exchange (the “Minimum Shareholders Rule”). On September 13, 2018, we submitted to Nasdaq a plan to maintain our Nasdaq listing. Nasdaq accepted our plan and granted us an extension of 180 calendar days from the date of the notice, or until January 22, 2019, to evidence compliance with this rule. On January 24, 2019, we received a letter from Nasdaq stating that the Company had failed to demonstrate compliance with the Minimum Shareholders Rule within the required time period and that, accordingly, the Nasdaq staff had initiated procedures to delist our Class A common shares, units and warrants from Nasdaq. In addition, Nasdaq advised us that our failure to comply with Listing Rule 5620(a), which requires that we hold an annual meeting of shareholders within one year of the end of each fiscal year, serves as an additional basis for delisting.

We cannot assure you that we will be able to regain compliance with these rules or that we will continue to comply with Nasdaq’s other continued listing requirements. We requested a hearing to appeal the Nasdaq staff’s delisting determination, which will stay the suspension of Hunter Maritime’s securities and the delisting procedures. Hunter Maritime’s securities will continue to trade on the Nasdaq Capital Market while the appeal is pending. There can be no assurance that Hunter Maritime will be successful in its appeal of the delisting determination.

The exercise of redemption rights by our shareholders in our Extension Tender Offer has reduced the number of shareholders we have and further impaired our ability to meet the Nasdaq listing standards, and could further do so in connection with this Offer. Accordingly, we cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market in the future. Additionally, in connection with the Business Combination, Nasdaq Capital Market will require us to file a new initial listing application and meet its initial listing requirements, as opposed to its more lenient continued listing requirements. We cannot assure you that we will be able to meet those initial listing requirements at that time.

If the Nasdaq Capital Market delists our securities, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;

•	reduced liquidity for our securities;

•	a determination that our Class A common shares are a “penny stock” which will require brokers trading in our Class A common shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

In addition, it is a condition to consummation to the Business Combination that our Class A common stock shall have been approved for listing on Nasdaq, subject to completion of the Business Combination. If our securities are delisted from Nasdaq, NCF could elect to terminate the Merger Agreement and, as a result, we would not be able to complete the Business Combination, or another business combination, before the Business Combination Deadline.

If our common shares become subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions, and trading activity in our securities may be adversely affected.

If at any time we have net tangible assets of $5,000,001 or less and our common shares have a market price per share of less than $5.00, transactions in our common shares may be subject to the “penny stock” rules promulgated under the Exchange Act. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

•	make a special written suitability determination for the purchaser;

•	receive the purchaser’s written agreement to the transaction prior to sale;

•	provide the purchaser with risk disclosure documents which identify certain risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser’s legal remedies; and

•	obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a “penny stock” can be completed.

If our common shares become subject to these rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our securities may be adversely affected. As a result, the market price of our securities may be depressed, and you may find it more difficult to sell our securities.

We are a passive foreign investment company, or “PFIC,” which could result in adverse United States federal income tax consequences to U.S. investors.

Since we are a PFIC, beneficial owners that are U.S. taxpayers of our Class A common shares may be subject to potentially adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. In particular, tendering U.S. Holders, as defined under “Material U.S. Federal Income Tax Consequences”, may be required to treat any gain recognized on the tender as ordinary income and may be subject to an interest charge on the portion of any gain that is attributable to a prior tax year. We urge U.S. investors to consult their own tax advisors regarding the possible application of the PFIC rules.

38

FORWARD-LOOKING STATEMENTS

This Offer to Purchase contains forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our and NCF Wealth Group’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	the risk that governmental and regulatory review of the tender offer documents may result in the inability of the Company to complete the Offer by the Expiration Date;

•	the ability of the Company to consummate the Merger and any initial business combination;

•	future payments of dividends and the availability of cash for payment of dividends;

•	future acquisitions, business strategy and expected capital spending;

•	assumptions regarding interest rates and inflation;

•	ability to attract and retain senior management and other key employees;

•	ability to manage our growth;

•	fluctuations in general economic and business conditions;

•	financial condition and liquidity, including its ability to obtain additional financing in the future (from warrant exercises or outside services) to fund capital expenditures, acquisitions and other general corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	the ability to meet the Nasdaq listing standards, including having the requisite number of shareholders, and the potential delisting of the Company’s securities from Nasdaq;

•	potential changes in the legislative and regulatory environments;

•	a lower return on investment;

•	potential volatility in the market price of our securities; and

•	other factors discussed in “Risk Factors.”

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in “Risk Factors” in this Offer to Purchase. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this Offer to Purchase. Except as required by law, we undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Offer to Purchase or to reflect the occurrence of unanticipated events.

You should carefully consider these risks, in addition to the risks factors set forth in the section titled “Risk Factors” and other information in this Offer to Purchase and in our other filings with the SEC, including the final prospectus related to our IPO dated November 22, 2016 (Registration No. 333-214058) and our Annual Report on Form 20-F for the fiscal year ended December 31, 2017, or our 2017 Annual Report, which is incorporated herein by reference. The documents we file with the SEC, including those referred to above, also discuss some of the risks that could cause actual results to differ from those contained or implied in the forward-looking statements. See “Where You Can Find More Information.”

39

INFORMATION ABOUT THE COMPANIES

Hunter Maritime Acquisition Corp.

Hunter Maritime Acquisition Corp.

c/o MI Management Company

Trust Company Complex, Suite 206

Ajeltake Road

P.O. Box 3055, Majuro, Marshall Islands MH96960

011-32-32475910

Hunter Maritime is a blank check company formed on June 24, 2016, under the laws of the Republic of the Marshall Islands for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, debt acquisition, stock purchase, reorganization or other similar business combination, assets or one or more operating businesses.

Hunter Maritime consummated its initial public offering of 15,000,000 Units. Each Unit issued in the IPO consists of one Class A common share and one-half of one warrant. Each whole Warrant entitles the holder to purchase one Class A common share at a price of $11.50. Simultaneously with the consummation of the IPO, Hunter Maritime completed a private placement of 3,333,333 warrants, which we refer to as the “private placement warrants,” at a purchase price of $1.50 per warrant to its Sponsor, generating gross proceeds of $5,000,000. On November 18, 2016, the Units commenced trading on the Nasdaq under the symbol “HUNTU.”

On December 16, 2016, the underwriters of the IPO exercised their overallotment option in part, for a total of an additional 173,100 Units. As a result of the partial exercise of the overallotment option, as of January 3, 2017, our Sponsor forfeited 519,225 Class B common shares in order to maintain its ownership, on an as-converted basis, at 20% of Hunter Maritime’s issued and outstanding common shares. In addition, Hunter Maritime completed the private sale of an additional 23,080 private placement warrants to our Sponsor at a purchase price of $1.50 per warrant, generating gross proceeds of $34,620, in accordance with the terms of the private placement agreement entered into concurrently with the IPO.

The 15,173,100 Units sold in the IPO, including the 173,100 Units sold pursuant to the overallotment option, were sold at an offering price of $10.00 per Unit, generating gross proceeds of $151,731,000, which been placed in the Trust Account pending Hunter Maritime’s completion of an initial business combination.

On January 9, 2017, the Class A common shares and Warrants underlying the Units sold in the IPO began to trade separately.

On November 6, 2018, we completed a tender offer, funded with the proceeds then held in the Trust Account, in connection with an amendment to our Amended and Restated Articles of Incorporation to extend the deadline by which a business combination must be consummated to April 23, 2019 (the “Extension Amendment”), pursuant to which we purchased 12,999,350 Class A common shares at $10.125 per share, for an aggregate purchase price of approximately $131.6 million (the “Extension Tender Offer”). As a result, approximately $22 million remains in the Trust Account.

In connection with the Extension Amendment, our Sponsor, or persons on its behalf, has agreed to contribute to us $0.03 for each Public Share that was not purchased in the Extension Tender Offer for each calendar month commencing on November 23, 2018 (the day by which were initially required to complete our initial business combination) until April 23, 2019, or such earlier date that we complete our initial business combination (the “Monthly Extension Contribution”). We will deposit the amount of the Monthly Extension Contribution in the Trust Account within five (5) business days of the beginning of each such calendar month, with respect to the previous such calendar month, commencing on December 23, 2018 and on the 23rd day of each subsequent month up to and including the Extended Date.  The aggregate amount of the Monthly Extension Contribution will be repayable by us to our Sponsor if we complete an initial business combination. On each of December 27, 2018 and January 29, 2019, $65,212.50 was contributed to the Trust Account for the Monthly Extension Contribution. The Monthly Extension Contributions were funded with a portion of the proceeds from the Funding Promissory Notes. As a result, following the Extension Tender Offer, First Tender Contribution, and Monthly Extension Contributions, approximately $22 million remains in the Trust Account.

If we do not consummate our initial business combination by the Business Combination Deadline, we must liquidate the Trust Account to the holders of the public shares and dissolve.

Information about NCF

NCF Wealth Holdings Limited

Tower A, WangXin Building

28 Xiaoyun Rd

Chaoyang District, Beijing, 100027

NCF Wealth Group commenced its online finance marketplace business in China in July 2013. NCF Wealth Holdings Limited was incorporated in the British Virgin Islands, or the BVI, as the holding company in December 2011.

Mr. Zhang Zhenxin established Frontier Financial Rental Co., Ltd. In December 2011, which was renamed to First P2P Limited in August 2014, and renamed again to NCF Wealth Holdings Limited in November 2015.

NCF Wealth Holdings Limited established State Ace Limited, Zhan Yang Limited and Tall Lead Limited in the BVI in October 2015. State Ace Limited and Zhan Yang Limited established NCF International Limited and NCF Development (HK) Co., Limited, respectively, in Hong Kong in November 2015 for overseas business. NCF International Limited acquired Shanghai NCF Puhui Business Consulting Co., Ltd. in October 2018.

In addition, NCF Wealth Holdings Limited established UCF Huarong Investment (HK) Co., Limited in December 2011, which further established two wholly owned subsidiaries, namely Beijing NCF Financial Service Information Technology Co., Ltd. and Beijing NCF Cloud Service Information Technology Co., Ltd. in April 2014 and January 2016, respectively, for business within China.

40

Beijing NCF Financial Service Information Technology Co., Ltd. acquired Shenzhen Yifang Yurong Financial Information Science and Technology Co., Ltd. in August 2018. Beijing NCF Cloud Service Information Technology Co., Ltd. acquired Beijing Yinghua Wealth Investment Management Holdings Co., Ltd. in May 2018. Beijing Yinghua Wealth Investment Management Holdings Co., Ltd. has two subsidiaries, which are Shenzhen Yingxin Fund Sales Co., Ltd. established in December 2015, and Shanghai Cenmu Business Information Consulting Co., Ltd. established in January 2017.

Beijing NCF Financial Service Information Technology Co., Ltd. and Beijing Oriental Union Investment Management Limited Liability Company signed the VIE agreements in September 2014. Beijing Oriental Union Investment Management Limited Liability Company is the principal operating entity of the P2P business of NCF Wealth Group. Beijing Jing Xun Shi Dai Technology Co., Ltd. was acquired in 2016 and stays in the NCF group from then. Beijing NCF Cloud Service Information Technology Co., Ltd. and Beijing Jing Xun Shi Dai Technology Co., Ltd signed the VIE agreements in January 2018. Beijing Jing Xun Shi Dai Technology Co., Ltd. is the principal operating entity of the online platform of NCF Wealth Group. Beijing Jing Xun Shi Dai Technology Co., Ltd. acquired Xin Zu (Beijing) Technology Co., Ltd. in February 2018.

Beijing Jing Xun Shi Dai Technology Limited Liability Company operates the website www.ncfwx.com, and Beijing Oriental Union Investment Management Limited Liability Company operates the website www.firstp2p.cn. Each of Beijing Oriental Union Investment Management Limited Liability Company, Beijing Jing Xun Shi Dai Technology Co., Ltd., Xin Zu (Beijing) Science and Technology Co., Ltd. has obtained an ICP license as an internet information provider.

NCF Wealth Group achieved the following milestones in connection with the development of its online finance marketplace business:

•	In December 2014, in recognition of its market position, Beijing Oriental, one of NCF Wealth Group’s PRC subsidiaries, became a founding member of the Beijing Internet Finance Industry Association, and was selected as an executive vice president.

•	In August 2015, Beijing Oriental became one of the first batch of PRC companies to achieve authentication ISO9001:2008 Quality Management System and ISO27001:2013 Information Security Management System.

•	In September 2015, the accumulated transaction amount of NCF Wealth Group reached RMB 50 billion (approximately $7 billion based on the exchange rate of 0.145558 as of September 30, 2018).

•	In March 2016, Beijing Oriental became the founding member of National Internet Finance Association of China.

•	In April 2016, the accumulated transaction amount of NCF Wealth Group reached RMB 100 billion (approximately $15 billion based on the exchange rate of 0.145558 as of September 30, 2018).

•	In September 2016, NCF Wealth Group obtained the access to Internet Finance Credit Information Sharing Platform of National Internet Finance Association of China.

•	In January 2017, Beijing Oriental introduced Haikou United Rural Business Bank as its third party custodian bank.

•	In March 2017, Beijing Oriental was awarded a Level 3 Certificate for Protection of State Information Security by the Ministry of Public Security, a prestigious form of recognition awarded to financial institutions such as commercial banks for stringent information security.

•	In June 2017, NCF Wealth Group obtained the access to the Internet Finance Registration Disclosure Service Platform of National Internet Finance Association of China. At the same time, the accumulated transaction amount of NCF Wealth Group reached RMB 200 billion (approximately $29 billion based on the exchange rate of 0.145558 as of September 30, 2018).

•	In March 2018, Beijing Oriental, as one of the ten industry representatives, was invited to the signing ceremony of ‘Self-Disciplinary Rules on Overdue Debt Collection’ (for Trial Implementation) published by National Internet Finance Association of China.

•	In July 2018, Beijing Oriental became one of the four team members of Beijing Internet Finance Industry Association’s Planning and Development Working Group.

•	In September 2018, NCF Wealth Group’s third party custodian bank – Haikou United Rural Business Bank passed the first-batch evaluation for online loan depository banks by National Internet Finance Association of China. At the same time, the accumulated transaction amount of NCF Wealth Group reached RMB 300 billion (approximately $44 billion based on the exchange rate of 0.145558 as of September 30, 2018).

41

Corporate Structure of NCF Wealth Group

The following diagram illustrates NCF Wealth Group’s corporate structure, including its subsidiaries and consolidated variable interest entities, as of the date of this Offer to Purchase:

42

SELECTED HISTORICAL FINANCIAL INFORMATION OF HUNTER MARITIME

The following table includes consolidated statements of operations data for the nine months ended September 30, 2018 and 2017 and the consolidated balance sheet data as of September 30, 2018 are derived from Hunter Maritime’s unaudited interim consolidated financial information prepared by Hunter Maritime for purposes of inclusion in this Offer to Purchase.

Hunter Maritime’s unaudited interim consolidated financial information presented below was prepared on a basis consistent with its audited consolidated financial statements and include, in management’s opinion, all adjustments, consisting only of normal recurring adjustments, that Hunter Maritime considers necessary for a fair presentation of the financial information set forth in below. Hunter Maritime’s historical results are not necessarily indicative of the results that may be expected in any future period, and interim financial results are not necessarily indicative of the results that may be expected for the full year.

STATEMENT OF OPERATIONS DATA (UNAUDITED)
For the nine months ended September 30, 2018 and 2017

in USD	For the nine months ended September 30,
	2018	2017

General and administrative expenses	(475,018)	(1,119,729)
Result from operating activities	(475,018)	(1,119,729)
Net finance income/(expense)	1,387,189	634,643
Net profit/(loss)	912,170	(524,286)

Weighted average number of common shares outstanding (excluding shares subject to possible redemption)	3,793,275	3,793,275
Basic and diluted earnings per share (excluding shares subject to possible redemption)	0.2405	(0.1382)

BALANCE SHEET DATA (UNAUDITED)
as of September 30, 2018 and June 30, 2018

in USD	September 30,	June 30,
	2018	2018

Cash	1,687,552	847,765
Cash and cash equivalents (trust account)	151,731,000	152,143,257
Total assets	153,433,600	153,119,887
Equity	5,000,001	5,000,001
Common stock subject to possible redemption (at a redemption value of $10)	148,362,258	148,086,651

The following table sets forth selected historical financial information derived from Hunter Maritime’s audited financial statements for the year ended December 31, 2017 and the period from June 24, 2016 (inception) to December 31, 2016, which are incorporated herein by reference from our 2017 Annual Report. The audited financial statements included in our 2017 Annual Report were prepared in accordance with International Financial Reporting Standards, and the information and the results reflected therein are identical as if they had been prepared in accordance with U.S. GAAP.

The information is only a summary and should be read in conjunction with Hunter Maritime’s consolidated financial statements and related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Hunter Maritime” contained elsewhere herein. The historical results included below and elsewhere in this Offer to Purchase are not indicative of the future performance of NCF, Hunter Maritime or the combined company.

STATEMENT OF OPERATIONS DATA (AUDITED)
For the year ended December 31, 2017 and 2016

in USD	2017	2016

General and administrative expenses	(1,324,088)	(397,367)
Result from operating activities	(1,324,088)	(397,367)
Net finance income/(expense)	980,682	(1,507)
Net profit/(loss)	(382,605)	(398,874)

Weighted average number of common shares outstanding (excluding shares subject to possible redemption)	3,793,275	3,793,275
Basic and diluted earnings per share (excluding shares subject to possible redemption)	(0.1009)	(0.1052)

BALANCE SHEET DATA (AUDITED)
as of December 31, 2017 and 2016

in USD	2017	2016

Cash	447,616	1,823,321
Cash and cash equivalents (trust account)	152,102,400	151,767,426
Total assets	152,731,518	153,590,747
Equity	5,000,001	5,000,001
Common stock subject to possible redemption (at a redemption value of $10)	147,447,619	147,830,224

43

SELECTED HISTORICAL FINANCIAL INFORMATION OF NCF

The following selected historical consolidated financial and other data should be read together with the consolidated financial statements and accompanying notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of NCF” appearing elsewhere herein. The selected historical consolidated financial and other data in this section is not intended to replace our consolidated financial statements and the related notes. Our historical results are not necessarily indicative of the results that may be expected in any future period.

The consolidated statements of operations data for the nine months ended September 30, 2018 and 2017 and the consolidated balance sheet data as of September 30, 2018 are derived from NCF’s unaudited interim consolidated financial statements appearing elsewhere herein. NCF’s unaudited interim consolidated financial statements were prepared on a basis consistent with its audited consolidated financial statements and include, in management’s opinion, all adjustments, consisting only of normal recurring adjustments, that NCF considers necessary for a fair presentation of the financial information set forth in those statements included elsewhere in this Offer to Purchase. NCF’s historical results are not necessarily indicative of the results that may be expected in any future period, and interim financial results are not necessarily indicative of the results that may be expected for the full year.

STATEMENT OF OPERATIONS DATA (UNAUDITED)
For the nine months ended September 30, 2018 and 2017.

in USD	For the nine months ended September 30,
	2018	2017

Transaction and service fee	179,531,943	155,767,222
Transaction and service fee - related parties	5,633,498	89,584
Commission fee	5,892,894	3,128,624
Commission fee - related parties	923,393	1,213,464
Other revenue	10,406,601	3,481,634
Other revenue - related parties	-	31,737
Net revenue	202,388,329	163,712,265

BALANCE SHEET DATA
as of September 30, 2018 and December 31, 2017

In USD	September 30,	December 31,
	2018	2017
	(UNAUDITED)	(AUDITED)
Cash and cash equivalents	4,750,734	35,067,737
Restricted cash	13,959,012	-
Total assets	208,966,437	124,841,872
Shareholders’ (deficit)/equity	132,104,400	91,278,453
Total liabilities	76,862,037	33,563,419

44

We derived the selected consolidated statements of operations and the consolidated balance sheet data for the years ended and as of December 31, 2017, 2016 and 2015, from NCF’s audited consolidated financial statements appearing elsewhere herein.

STATEMENT OF OPERATIONS DATA (AUDITED)
For the year ended December 31, 2017, 2016 and 2015

in USD	2017	2016	2015
Transaction and service fee	208,166,308	99,056,931	16,370,014
Transaction and service fee - related parties	87,660	1,176,104	2,025,358
Commission fee	6,446,753	10,080,180	5,138,077
Commission fee - related parties	1,516,621	1,197,575	1,448,713
Other revenue	5,541,601	2,755,364	34,014
Other revenue - related parties	149,701	33,935	-
Net revenue	221,908,644	114,300,089	25,016,176

BALANCE SHEET DATA (AUDITED)
as of December 31, 2017 and 2016

in USD	December 31, 2017	December 31, 2016
Cash and cash equivalents	35,067,737	10,088,922
Restricted cash	-	13,808,028
Total assets	124,841,872	113,693,753
Shareholders' (deficit)/equity	91,278,453	53,603,423
Total liabilities	33,563,419	60,090,330

45

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The selected unaudited pro forma combined statements of operations for the nine months ended September 30, 2018, combines the historical consolidated financial information of Hunter Maritime and the historical consolidated financial statements of NCF, giving effect to the Business Combination as if it had been consummated on January 1, 2018. The selected unaudited pro forma balance sheet combines the historical consolidated financial information of Hunter Maritime and the historical consolidated financial statements of NCF, giving effect to the Business Combination as if it had been consummated as of that date. Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma combined financial information are described in the accompanying notes appearing elsewhere in this Offer to Purchase under the section entitled “Unaudited Condensed Combined Financial Statements.” The unaudited pro forma combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the operating results and financial position that would have been achieved had the Business Combination occurred on the dates indicated. Further, the unaudited pro forma combined financial information does not purport to project the future operating results or financial position of the combined company following the Business Combination. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of this unaudited pro forma combined financial information and are subject to change as additional information becomes available.

Pursuant to Hunter Maritime’s Amended and Restated Articles of Incorporation, it must acquire, through a merger, capital stock exchange, asset acquisition, debt acquisition, stock purchase, reorganization or other similar business combination, assets or one or more operating businesses on or prior to November 23, 2018 and shareholders of Hunter Maritime would have an opportunity to elect redemption in connection with the shareholders vote to approve the Business Combination with NCF, as described elsewhere in this Offer to Purchase. On October 31, 2018, Hunter Maritime’s shareholders approved an amendment to its extending the date by which Hunter Maritime must consummate its initial business combination to April 23, 2019.

In connection with the extension, on November 6, 2018, we completed a tender offer, funded with the proceeds then held in the Trust Account, pursuant to which we purchased 12,999,350 Class A common shares at $10.125 per share, for an aggregate purchase price of approximately $131.6 million.

If the Business Combination with NCF is completed, the board of directors of Hunter Maritime is expected to be composed of five directors. NCF Stockholders will have the right to designate all five directors, three of which must satisfy applicable independent director requirements. The current stockholders of NCF are expected to own 97% of the outstanding shares of Hunter Maritime after the closing of the Business Combination, assuming no Class A common shares are redeemed in the Offer. Substantially all of Hunter Maritime’s net assets consist of cash and equivalents. Accordingly, the Business Combination will be accounted for as a reverse recapitalization, whereby NCF will be the acquirer for accounting and financial reporting purposes and Hunter Maritime will be the legal acquirer. Under a reverse recapitalization, the common stock of Hunter Maritime remaining after redemptions and the unrestricted net cash and equivalents on the date the Business Combination is consummated, will be accounted for as a capital infusion into NCF. Expenses incurred by NCF related to the Business Combination up to the point of viability will be charged to operations in the period incurred.

The information in this section should be read in conjunction with the Unaudited Condensed Combined Pro Forma Financial Statements included herein.

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS DATA (UNAUDITED)

	For the nine months ended in September 30,
in USD	2018
	NCF	Hunter Maritime	Pro Forma Combined
Revenues	202,388,329	-	202,388,329
Operating expenses	(142,683,938)	(475,018)	(154,763,541)
Result from operating activities	59,704,391	(475,018)	47,624,788
Net profit/(loss)	49,499,629	912,170	38,804,230
Weighted average shares outstanding, basic		3,793,275	205,967,025
Net loss per common shares, basic		0.2405	0.1884

PRO FORMA CONDENSED COMBINED BALANCE SHEET DATA (UNAUDITED)

in USD	as of September 30, 2018
	NCF	Hunter Maritime	Pro Forma Combined
Total current assets	194,111,513	153,433,600	216,926,694
Total assets	208,966,437	153,433,600	231,781,618
Total current liabilities	72,785,037	148,433,599	85,463,948
Total liabilities	76,862,037	148,433,599	89,540,948
Total shareholders' (deficit)/equity	132,104,400	5,000,001	142,240,670

46

THE BUSINESS COMBINATION

General Description of the Business Combination; Merger Consideration

On October 5, 2018, Hunter Maritime and Hunter Merger Sub entered into the Merger Agreement with NCF and the Stockholder Representative, pursuant to which, among other things and subject to the terms and conditions contained in the Merger Agreement, NCF will merge with and into Hunter Merger Sub, with NCF continuing as the surviving company and a wholly-owned subsidiary of Hunter Maritime.

The aggregate consideration to be provided by Hunter Maritime to NCF security holders pursuant to the Merger Agreement will consist of: (i) 200,000,000 Class A common shares of Hunter Maritime (the “Closing Payment Shares”), of which 15,000,000 Class A common shares (the “Escrow Shares”) shall be deposited into escrow to secure certain indemnification obligations of NCF and the NCF Stockholders, plus (ii) earnout payments consisting of up to an additional 50,000,000 Class A common shares if Hunter Maritime (and its subsidiaries on a consolidated basis) meets certain financial performance targets for the 2019 and 2020 fiscal years (the “Earnout Shares”).

The Merger Agreement is described below in greater detail under “The Merger Agreement.” The description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Annex A.

Structure of the Business Combination

At the effective time of the Business Combination contemplated by the Merger Agreement, the following transactions will occur:

•	Each share of capital stock of NCF that is issued and outstanding immediately prior to the closing of the Business Combination will be cancelled and automatically converted into the right to receive, without interest, the applicable portion of the Closing Payment Shares (less the Escrow Shares);

•	Each equity award outstanding immediately prior to the closing of the Business Combination will be converted in accordance with the terms of the Equity Incentive Plan into the right to receive, without interest, the applicable portion of the Closing Payment Shares (less the Escrow Shares);

•	The 3,793,275 Class B common shares held by the Sponsor will be automatically converted into an equal number of Class A common shares pursuant to our Amended and Restated Articles of Incorporation and Class B Conversion Agreement. We have agreed to waive the Sponsor’s contractual restriction on selling its Class A common shares for a period of one-year after the consummation of our initial business combination, and accordingly, our Sponsor may sell or otherwise transfer its Class A common shares when a registration statement covering resales thereof is declared effective by the SEC. We have agreed to register the resale of the Sponsor’s Class A common shares pursuant to a Registration Rights Agreement entered into with the Sponsor at the time of our IPO; and

•	Each share of Hunter Merger Sub that is issued and outstanding immediately prior to the consummation of the Business Combination will, by virtue of the Business Combination, be converted into and become one share of NCF, as the surviving corporation.

Conditions to Closing the Business Combination

The obligations of the parties to the Merger Agreement to consummate the Business Combination are subject to the satisfaction (or waiver, as applicable) of specified conditions set forth in the Merger Agreement before consummation of the Business Combination, including, among others, (a) the absence of any provision of any applicable law or order restraining or prohibiting or imposing any condition on the consummation of the Business Combination; (b) the absence of any action brought by any governmental authority to enjoin or otherwise restrict the consummation of the Business Combination; (c) each of the Additional Agreements being entered into and in full force and effect; (d) Hunter Maritime having at least $5,000,001 of net tangible assets on the closing date of the Business Combination; (e) Hunter Maritime’s initial listing application with the Nasdaq Stock Market in connection with the Business Combination being approved and the Class A common stock being approved for listing on the Nasdaq Stock Market; and (f) NCF having obtained shareholder approval of the Business Combination, the Merger Agreement, the Additional Agreements and the transactions contemplated thereby within 30 days following the completion of the Extension Tender Offer.

Please see the section entitled “The Merger Agreement” for a discussion of other conditions to closing of the Business Combination.

The Offer

Under the terms of its Amended and Restated Articles of Incorporation, Hunter Maritime is conducting the Offer, prior to the consummation of the Business Combination, to provide the Public Shareholders with the opportunity to redeem their Class A common shares for cash equal to $10.215 per Class A common share, upon and subject to the consummation of the Business Combination. See “The Offer.”

Shareholder Approvals

Hunter Maritime is not required to hold a shareholder vote to approve a proposed initial business combination and will not do so for the Business Combination. No appraisal rights will be available to Hunter Maritime shareholders in connection with the Offer or the Business Combination.

The NCF Stockholders approved the Business Combination, the Merger Agreement, and the transactions contemplated thereby.

47

Additional Agreements

At or prior to the closing of the Business Combination, the following Additional Agreements will be executed, as contemplated by the Merger Agreement:

•	Voting Agreement. As a condition to the consummation of the Business Combination, Hunter Maritime, NCF, and the Stockholder Representative have agreed to enter into a two-year voting agreement (the “Voting Agreement”) relating to election of directors of Hunter Maritime.

•	Registration Rights Agreement. As a condition to the consummation of the Business Combination, Hunter Maritime has agreed to enter into a Registration Rights Agreement with the Stockholder Representative, pursuant to which Hunter Maritime shall grant each NCF Stockholder certain registration rights with respect to the Closing Payment Shares.

•	Escrow Agreement. Hunter Maritime has agreed to deposit into escrow 15,000,000 Closing Payment Shares, which are to be held in escrow to secure certain indemnification obligations of NCF and the NCF Stockholders pursuant to the Merger Agreement.

•	Equity Award Conversion Agreement. As a condition to the consummation of the Business Combination, the holders of equity awards granted under NCF’s 2015 Equity Incentive Plan have agreed to convert their awards into the right to receive, without interest, the applicable portion of the Closing Payment Shares (less the Escrow Shares).

•	Class B Conversion Agreement. Hunter Maritime and the Sponsor will enter to a Class B Conversion Agreement, pursuant to which the Class B common shares held by the Sponsor will be converted into an equal number of Class A common shares upon consummation of the Business Combination.

Background of the Business Combination

The terms of the Merger Agreement are the result of negotiations between the representatives of Hunter Maritime and NCF. The following is a brief description of the background of these negotiations and the related transactions.

Hunter Maritime is a blank check company formed on June 24, 2016 under the laws of the Republic of the Marshall Islands for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, debt acquisition, stock purchase, reorganization or other similar business combination, assets or one or more operating businesses.

A registration statement for Hunter Maritime’s initial public offering was declared effective on November 18, 2016. Hunter Maritime consummated its initial public offering of 15,000,000 Units on November 23, 2016. On December 16, 2016, the underwriters of the IPO exercised their overallotment option in part, for a total of an additional 173,100 Units. The gross proceeds of the initial public offering were deposited in the Trust Account.

Prior to the consummation of its IPO, neither Hunter Maritime, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to such a transaction with Hunter Maritime.

Subsequent to the consummation of the IPO, Hunter Maritime’s officers and directors contacted a wide range of investment bankers, private equity firms, consulting firms and brokerage firms. Through these efforts, Hunter Maritime’s officers and directors evaluated numerous potential target companies with the objective of consummating an initial business combination and:

•	participated in in-person or telephonic discussions with respect to 19 potential acquisition targets (other than NCF); and

•	entered into non-disclosure agreements with 5 potential acquisition targets (other than NCF) and held detailed discussions regarding one potential transaction.

All the potential acquisition targets (other than NCF) were involved in various segments of the maritime sector such as dry bulk and containers. Hunter Maritime reviewed the potential acquisition targets based on the same criteria discussed below and used in evaluating the Business Combination, including management capabilities, growth opportunities, financial results, competitive position and industry dynamics. Hunter Maritime narrowed its focus based on the interest expressed by the potential targets and their suitability as merger partners. Discussions between Hunter Maritime and targets that expressed interest progressed to a point of sufficient mutual interest that Hunter Maritime entered into letters of intent and/or entered the due diligence phase with 4 targets including NCF: In January 2017, Hunter Maritime evaluated a fleet of dry bulk vessels. Hunter Maritime evaluated the fleet’s vessels’ specifications and inspected the vessels’ classification records. However, Hunter Maritime’s financial modelling of the transaction indicated that the fleet would have to be acquired at a substantial discount to the market value of the vessels and the target was not amenable to the proposed business valuation.

In March 2017, Hunter Maritime received a proposal to acquire five dry bulks vessels, and, after conducting due diligence, it entered into definitive agreements on April 26, 2017 to acquire five identified Capesize vessels for an aggregate purchase price of $139.4 million in cash, which was intended would constitute its initial business combination (the “Proposed Acquisition”). In connection with and subject to the Proposed Acquisition, on April 27, 2017, Hunter Maritime commenced a tender offer to provide its public shareholders with the opportunity to redeem all or a portion of their public shares from the cash available from the trust account. On June 12, 2017, the tender offer and Proposed Acquisition were terminated because certain conditions to their consummation were not satisfied, including the condition that no more than 8,233,100 public shares be tendered at the expiration date of the tender offer;

In December 2017, Hunter Maritime was introduced to a German transportation company that owned and operated a fleet of container vessels and dry bulk vessels. Hunter Maritime engaged in extensive due diligence and, although the transaction was supported by management of the target, the transaction did not proceed due to the absence of sufficient support from the shareholders of the target.

48

In February 2018, Hunter Maritime pursued a transaction with two fleets of container vessels. Hunter Maritime engaged in negotiations and due diligence with respect to the targets. The transaction structure contemplated the approval of various stakeholders, including one of the target’s banks, which was not provided. Hunter Maritime terminated the discussions relating to the potential transaction after failing to obtain such consent.

On August 9, 2018, NCF Wealth Group’s financial advisor, EarlyBird Capital, LLC (“EarlyBird”) contacted Ludovic Saverys, CFO of Hunter Maritime, regarding a possible business combination with NCF Wealth Group. Ludovic Saverys responded to the email and expressed interest in NCF Wealth Group, and proposed entering into a non-disclosure agreement.

On the same day, Hunter Maritime and NCF Wealth Group executed a mutual non-disclosure agreement. Following entry into a non-disclosure agreement, NCF Wealth Group and EarlyBird shared a brief confidential company overview with Ludovic Saverys and Alexander Saverys of Hunter Maritime. Ludovic Saverys followed up with a call to EarlyBird to discuss the transaction in more detail.

On August 14, 2018, EarlyBird sent a corporate presentation to Hunter Maritime about NCF Wealth Group covering, among other things, the company’s profile, investment highlights, business profile, competitive strategy and strengths, financial highlights, future prospects and management team description.

On August 15, 2018, EarlyBird hosted a conference call with Ludovic Saverys of Hunter Maritime and management members of NCF Wealth Group, including Jia Sheng, the Chief Executive Officer of NCF Wealth Group, to provide an overview of NCF Wealth Group’s business and explore a potential transaction with Hunter Maritime.

On August 21, 2018, a follow-up call between EarlyBird and Hunter Maritime was scheduled to gather feedback from Hunter Maritime on the potential transaction with NCF Wealth Group.

During the following week, Hunter Maritime continued to do market research on the fintech industry in China and NCF in particular. Calls were placed to various industry contacts to better understand the threats and opportunities of the peer-to-peer lending industry, in light of the widely broadcasted company defaults in the media.

On August 22, 2018, a draft letter of intent was sent to Hunter Maritime outlining the framework of a proposed transaction. Revised drafts of the letter of intent were exchanged on August 27 and 28, 2018.

On August 31, 2018, Hunter Maritime and NCF Wealth Group signed a letter of intent that outlined the key terms and transaction structure for a merger between Hunter Maritime and NCF Wealth Group, subject to due diligence and further negotiations. Exclusivity was also granted to NCF Wealth Group from that moment on.

On September 1, 2018, Hunter Maritime and NCF Wealth Group held an all-parties call with each company’s respective legal counsels and advisors to start the various work streams. The main topics that were discussed on the call were documentation, timing and due diligence.

On September 15, 2018, the management team from Hunter Maritime and the Sponsor performed on-site due diligence in Beijing with the assistance of legal advisors, auditors and financial advisors. Individual meetings were organized with key people of NCF Wealth Group, including, but not limited to the Chairman, Chief Executive Officer, Chief Financial Officer, Chief Technology Officer, Chief Operating Officer and others.

In the following weeks, the management teams of Hunter Maritime and NCF Wealth Group continued to perform due diligence. Data rooms were opened and confidential information was shared. Hunter Maritime gave special attention to the following topics:

•	Regulation: peer-to-peer lending is a relative new industry with little regulatory oversight compared to the traditional financial system. Due to this lack of oversight, a number of companies active in the peer-to-peer lending industry, have taken advantage of lenders and borrowers with major bankruptcies as a consequence. Hunter Maritime, together with local Chinese advisors, did a regulatory due diligence on NCF Wealth Group’s position on regulation, current practices and future potential compliance.

•	Corporate structure: special attention was given in the due diligence process on the current corporate structure of NCF Wealth Group and the future structure in combination with Hunter Maritime. Together with Chinese counsel, Hunter Maritime looked at, among other items, the current corporate structure and the applicable licenses needed to operate. Additionally, working sessions were organized to find a viable structure after the consummation of the Business Combination.

•	Business: the current business segments with the strengths and weaknesses of each. Discussions were held on industry practices on warehousing credit risk and the benefits and risks of it. Additionally, time was spent on potential target investors (lenders on NCF Wealth Group’s platform) and borrowers for NCF Wealth Group and the current.

•	Financial overview: working sessions were organized between the management teams of Hunter Maritime and NCF Wealth Group to allow Hunter Maritime to better understand the core revenue streams, current and future expenses, audit materials and balance sheet, among other items.

•	Technology: presentations were done with regard to the various technological modules of NCF Wealth Group and the importance of each business segment. The interaction between the internal and external systems in light of the various products and services offered to the investors and borrowers was discussed.

•	Between September 18, 2018 and October 4, 2018, Hunter Maritime and NCF Wealth Group negotiated the Merger Agreement, with the assistance of their respective firms of legal counsel and other advisors.

49

Beginning on September 18, 2018, Hunter Maritime and NCF Wealth Group negotiated the Merger Agreement, with the assistance of their respective firms of legal counsel and other advisors.

On October 5, 2018, the board of directors of Hunter Maritime unanimously approved entering into the Merger Agreement with NCF Wealth Group and the Stockholders Representative. The same day the Merger Agreement was signed.

Realizing that it would be challenging to close the Business Combination prior to the deadline of November 23, 2018 set forth in its Amended and Restated Articles of Incorporation, Hunter Maritime launched a tender offer in connection with an extension of the deadline for the Business Combination to April 23, 2019 and called a special meeting of its shareholders to approve an amendment to its Amended and Restated Articles of Incorporation and Investment Management Trust Agreement with Continental Stock Transfer & Trust Company to allow for the extension. On October 31, 2018, shareholders voted to approve the extension and on November 6, 2018, approximately 86% of Hunter Maritime’s issued and outstanding Class A common shares were validly tendered in the Extension Tender Offer. Hunter Maritime amended its Amended and Restated Articles of Incorporation on November 9, 2018 to provide for the Extension Deadline.

Hunter Maritime’s Board of Directors’ Reasons for the Approval of the Business Combination

On October 5, 2018, the board of directors of Hunter Maritime unanimously approved the Merger Agreement and the Business Combination with NCF. The board of directors of Hunter Maritime concluded that the Business Combination and the related transactions are in the best interests of Hunter Maritime and that the consideration to be paid in the Business Combination is fair to Hunter Maritime.

Hunter Maritime was organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

In considering the proposed Business Combination, Hunter Maritime’s Board considered in particular the following positive factors, although not weighted or in any order of significance:

•	Innovative business model: Hunter Maritime believes that NCF Wealth Group is operating in the fast-growing market of internet finance. NCF Wealth Group’s product offering combined with its innovative credit management technology has made NCF Wealth Group a strong company in the Chinese market of peer-to-peer lending.

•	Substantial growth expected. Growth is expected both organically by expanding the client base especially with its SME and individual borrowers as well as acquisition of companies that will expand NCF Wealth Group’s capabilities. The market NCF Wealth Group is currently operating in, is very sizeable and could allow the NCF Wealth Group to continue the substantial growth path.

•	Attractive financial profile. NCF Wealth Group has a five-year operational history, with established internal procedures and audited financial statements. Management believes that NCF Wealth Group has a cost-conscious operation while strong growth in revenues. Since inception, it has successfully raised approximately $100 million in three financing rounds from prominent investors.

•	Proactive approach to regulation. NCF Wealth Group has a proactive approach with regards to the fast-changing regulation for internet finance in China.

•	Focus on matching services. Currently, the main revenue stream from NCF Wealth Group is from matching borrowers with investors and the fees derived from this matching. NCF Wealth Group is not earning revenue from the spread between the interest income earned by the investor and the interest charged to the borrower.

In making its consideration, the Hunter Maritime Board also considered, among other things, the following potential deterrents to the Business Combination:

•	The risks associated with the peer-to-peer lending industry in general and more specifically the current uncertainty with regards to regulations affecting this industry;

•	The risks associated with the latest negative publicity for peer-to-peer lending platforms and the negative perception this can create for existing and potential borrowers and investors;

•	The risk of competition in the industry, including the potential for new entrants;

•	The existence of certain related party transactions;

•	The risk that the announcement of the transaction and potential diversion of NCF Wealth Group’s management and employee attention may adversely affect NCF Wealth Group’s operations;

•	The risk that certain key employees of NCF Wealth Group might not choose to remain with the company post-closing;

•	The risk that the Business Combination might not be consummated in a timely manner or that the closing of the Business Combination might not occur despite the companies’ efforts;

•	The inability to maintain the listing of the common stock on Nasdaq prior to or following the Business Combination

•	The significant fees and expenses associated with completing the Business Combination;

•	The potential conflicts of interest of the Sponsor, officers and directors in the Business Combination; and

•	The other risks described in the section entitled “Risk Factors”

50

The Hunter Maritime Board concluded that these negative factors did not diminish or outweigh the benefits for pursuing the Business Combination.

Hunter Maritime’s board of directors did not assign relative weights to the specific factors it considered, but instead considered the transaction as a whole and found it to be overall favorable to its shareholders. Hunter Maritime’s board of directors unanimously approved the Business Combination. Hunter Maritime’s board of directors did not, and was not required to, obtain a fairness opinion in connection with the proposed Business Combination and did not independently verify (or cause such verification of) the source of all information received from NCF.

Interests of Hunter Maritime’s Shareholders in the Business Combination

After the Business Combination, assuming no redemptions of Class A common shares for cash in the Offer, Hunter Maritime’s current public shareholders will own approximately 1% of Hunter Maritime and Hunter Maritime’s current directors, officers and affiliates, including the Sponsor, will own approximately 2% of Hunter Maritime. Assuming redemption by holders of 2,173,750 outstanding Class A common shares in the Offer (representing all of the issued and outstanding Class A common shares), Hunter Maritime’s public shareholders will own no Class A common shares of Hunter Maritime and Hunter Maritime’s current directors, officers and affiliates, including the Sponsor, will own approximately 2% of Hunter Maritime.

Interests of Certain Persons in the Business Combination

Hunter Maritime’s Sponsor and certain of Hunter Maritime’s directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of its shareholders, including:

•	If the proposed Business Combination is not completed by the Business Combination Deadline, Hunter Maritime will be required to liquidate. In such event, the Class B common shares and Private Placement Warrants held by the Sponsor will expire worthless. Such Class B common shares and Private Placement Warrants had an aggregate market value of approximately $39.5 million based on the closing price of the Class A common shares of $10.30 and Warrants of $0.125, on Nasdaq as of February 8, 2019. The Sponsor purchased the 3,356,413 Private Placement Warrants for an aggregate purchase price of approximately $5,034,620, or $1.50 per Sponsor Warrant.

•	Unless Hunter Maritime consummates the Business Combination, Hunter Maritime’s Sponsor will not receive repayment of loans provided to Hunter Maritime. As of February 5, 2019, Hunter Maritime had $1,000,000 in aggregate outstanding indebtedness to the Sponsor. In addition, unless Hunter Maritime consummates the Business Combination, (i) its officers and directors will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent such expenses exceeded the amount of its working capital and (ii) the aggregate amount of the Monthly Extension Contributions will not be repayable by us to our Sponsor. As a result, the financial interest of Hunter Maritime’s Sponsor, certain of Hunter Maritime’s officers and directors or their affiliates who are affiliated with the Sponsor could have a conflict of interest when the directors and officers determine whether the Business Combination is in the best interests of Hunter Maritime.

•	Hunter Maritime’s Sponsor has contractually agreed that, if Hunter Maritime liquidates prior to the consummation of a business combination, it will be liable to ensure that the proceeds in the trust account are not reduced below $10.00 per share by the claims of target businesses or claims of vendors or other entities that are owed money by Hunter Maritime for services rendered or contracted for or products sold to it. Therefore, Hunter Maritime’s Sponsor has a financial interest in consummating any business combination, thereby resulting in a potential conflict of interest. Certain of Hunter Maritime’s officers and directors are affiliated with the Sponsor. Accordingly, Hunter Maritime’s Sponsor and certain of its officers and directors could have a conflict of interest when the directors and officers determine whether the Business Combination is in the Hunter Maritime’s shareholders’ best interests.

•	The exercise of Hunter Maritime’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in the best interests of Hunter Maritime’s shareholders.

Anticipated Accounting Treatment

The Merger will be accounted for, in accordance with GAAP, as a “reverse merger” and recapitalization at the date of the consummation of the transaction since the stockholders of NCF will own at least 50.1% of the outstanding common stock of Hunter Maritime immediately following the completion of the merger, NCF will have its current officers assuming all corporate and day-to-day management offices of Hunter Maritime, including chief executive officer and chief financial officer, and board members appointed by NCF will constitute a majority of the board of the combined company after the Business Combination. Accordingly, NCF will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of NCF. Accordingly, the assets and liabilities and the historical operations that will be reflected in the Hunter Maritime financial statements after consummation of the merger will be those of NCF and will be recorded at the historical cost basis of NCF. Hunter Maritime’s assets, liabilities and results of operations will be consolidated with the assets, liabilities and results of operations of NCF upon consummation of the Merger.

51

THE MERGER AGREEMENT

This section describes the material provisions of the Merger Agreement but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is incorporated herein by reference. Shareholders and other interested parties are urged to read the Merger Agreement, a copy of which is attached as Annex A hereto, in its entirety because it is the primary legal document that governs the Business Combination. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Merger Agreement.

General Description of the Merger Agreement

On October 5, 2018, Hunter Maritime and Hunter Merger Sub entered into the Merger Agreement with NCF and the Stockholder Representative, pursuant to which, among other things and subject to the terms and conditions contained in the Merger Agreement, NCF will merge with and into Hunter Merger Sub, with NCF continuing as the surviving company and a wholly-owned subsidiary of Hunter Maritime.

The aggregate consideration to be provided by Hunter Maritime to NCF security holders pursuant to the Merger Agreement will consist of: (i) 200,000,000 Class A common shares of Hunter Maritime (the “Closing Payment Shares”), of which 15,000,000 Class A common shares (the “Escrow Shares”) shall be deposited into escrow to secure certain indemnification obligations of NCF and the NCF Stockholders, plus (ii) earnout payments consisting of up to an additional 50,000,000 Class A common shares if Hunter Maritime (and its subsidiaries on a consolidated basis) meets certain financial performance targets for the 2019 and 2020 fiscal years (the “Earnout Shares”).

Acquisition of NCF

Upon the closing of the transactions contemplated in the Merger Agreement, NCF will merge with and into Hunter Merger Sub, with NCF as the surviving entity and a wholly-owned subsidiary of Hunter Maritime.

Merger Consideration

As consideration in the Business Combination, Hunter Maritime will issue the Closing Payment Shares to the securityholders of record of NCF on a pro rata basis in accordance with the terms of the Merger Agreement, other than the Escrow Shares which shall be deposited into escrow for a period of fifteen (15) months to secure certain indemnification obligations.

In addition, NCF Stockholders will be entitled to receive up to an additional 50,000,000 shares of the Class A common stock of Hunter Maritime on a pro rata basis as follows:

•	No later than ten (10) business days following the final determination of net income before tax for the 2019 fiscal year, Hunter Maritime will issue 20,000,000 Class A common shares to the NCF Stockholders on a pro-rata basis if Hunter Maritime (and its subsidiaries on a consolidated basis) achieves net income before tax of RMB825 million for the 2019 fiscal year, increasing proportionately up to 30,000,000 Class A common shares if Hunter Maritime (and its subsidiaries on a consolidated basis) achieves net income before tax of RMB1,050 million (any such shares issued, the “Earnout 1 Shares”). If Hunter Maritime (and its subsidiaries on a consolidated basis) achieves between RMB825 million and RMB1,050 million, Hunter Maritime will issue to the NCF Stockholders between 20,000,000 and 30,000,000 Class A common shares on a proportionate basis.

•	No later than ten (10) business days following the final determination of the net income before tax for the 2020 fiscal year, Hunter Maritime will issue 15,000,000 Class A common shares to the NCF Stockholders on a pro-rata basis if Hunter Maritime (and its affiliates on a consolidated basis) achieves net income before tax of RMB1,365 million for the 2020 fiscal year, increasing proportionately up to 20,000,000 Class A common shares if Hunter Maritime (and its subsidiaries on a consolidated basis) achieves net income before tax of RMB1,680 million (any such shares issued, the “Earnout 2 Shares”, together with the Earnout 1 Shares, the “Earnout Shares”). If Hunter Maritime (and its subsidiaries on a consolidated basis) achieves net income before tax of between RMB1,365 million and 1,680 million, Hunter Maritime will issue to the NCF Stockholders between 15,000,000 and 20,000,000 Class A common shares on a proportionate basis.

Notwithstanding the foregoing, if Hunter Maritime (and its subsidiaries on a consolidated basis) does not achieve RMB1,050 million (approximately $153 million based on the exchange rate of 0.145558 as of September 30, 2018) in the 2019 fiscal year, but achieves RMB1,680 million (approximately $245 million based on the exchange rate of 0.145558 as of September 30, 2018) in the 2020 fiscal year, then the NCF Stockholders shall be entitled to receive in addition to the Earnout 2 Shares, a number of Earnout 1 Shares equal to 30,000,000 minus the number of Earnout 1 Shares previously issued to the NCF Stockholders.

Structure of the Business Combination

At the effective time of the Business Combination contemplated by the Merger Agreement, the following transactions will occur:

•	Each share of capital stock of NCF that is issued and outstanding immediately prior to the closing of the Business Combination will be cancelled and automatically converted into the right to receive, without interest, the applicable portion of the Closing Payment Shares;

•	Each equity award outstanding immediately prior to the closing of the Business Combination will be converted in accordance with the terms of NCF’s 2015 Equity Incentive Plan into the right to receive, without interest, the applicable portion of the Closing Payment Shares;

52

•	Each share of Hunter Merger Sub that is issued and outstanding immediately prior to the consummation of the Business Combination will, by virtue of the Business Combination, be converted into and become one share of NCF, as the surviving corporation; and

•	The 3,793,275 Class B common shares held by the Sponsor will be automatically converted into an equal number of Class A common shares.

Minimum Net Tangible Assets Requirement

To consummate the Business Combination, there must be at least $5,000,001 of net tangible assets in Hunter Maritime on the date of the closing of the Business Combination.

Finance Fees

Hunter Maritime owes deferred underwriting commission to the underwriters of its IPO in the amount of $5,310,585 related to its initial public offering, that is payable to the underwriters upon consummation of the Business Combination.

Closing and Effective Time of the Business Combination

The Business Combination is expected to be consummated no later than two business days following the satisfaction or waiver of the conditions described below under the subsection entitled “Conditions to Closing of the Business Combination,” unless the parties agree in writing to hold the closing at another time. However, if certain conditions have not been met within certain periods, the Merger Agreement may be terminated by either NCF or Hunter Maritime. See “Termination” below.

Conditions to Closing of the Business Combination

General Conditions

Consummation of the Business Combination is conditioned on (a) the absence of any provision of any applicable law or order restraining or prohibiting or imposing any condition on the consummation of the Business Combination; (b) the absence of any action brought by any governmental authority to enjoin or otherwise restrict the consummation of the Business Combination; (c) each of the Voting Agreement, Registration Rights Agreement, Escrow Agreement, and Class B Conversion Agreement being entered into and in full force and effect; (d) Hunter Maritime having at least $5,000,001 of net tangible assets on the Consummation of the Business Combination; (e) Hunter Maritime’s initial listing application with the Nasdaq Stock Market in connection with the transactions contemplated by the Merger Agreement being approved and the Class A common stock being approved for listing on the Nasdaq Stock Market; and (f) NCF having obtained shareholder approval of the Business Combination, the Merger Agreement, the Additional Agreements, and the transactions contemplated thereby within 30 days following the completion of the Extension Tender Offer.

Conditions to Obligations of Hunter Maritime

The obligations of Hunter Maritime to consummate the Business Combination is subject to the satisfaction or waiver of certain conditions, including the following:

•	NCF shall have performed all of its obligations under the Merger Agreement required to be performed by it at or prior to the closing date.

•	All of the representations and warranties of NCF contained in the Merger Agreement and in any certificate delivered by NCF, disregarding all qualifications and exceptions contained therein relating to materiality or material adverse effect, regardless of whether it involved a known risk, shall: (i) be true, correct and complete at and as of the date of the Merger Agreement, or, (ii) if otherwise specified, when made or when deemed to have been made, and (iii) be true, correct and complete as of the date of the closing of the Business Combination, except in the case of (i), (ii) and (iii) for any inaccuracies in such representations and warranties which would not in the aggregate reasonably be expected to have a material adverse effect on the NCF Group.

•	There shall have been no event, change or occurrence which individually or together with any other event, change or occurrence, would reasonably be expected to have a material adverse effect on the NCF Group, regardless of whether it involved a known risk.

•	Hunter Maritime shall have received (i) the audited consolidated financial statements of NCF as of and for the fiscal years ended December 31, 2017, 2016 and 2015 consisting of the audited consolidated balance sheet as of such date, the audited consolidated income statement for the twelve (12) month period ended on such date, and the audited consolidated cash flow statement for the twelve (12) month period ended on such date, and (ii) unaudited financial statements of NCF from January 1, 2018 through September 30, 2018 (collectively, the “Financial Statements”).

•	The Equity Award Conversion Agreement shall have been entered into and the same shall be in full force and effect.

Conditions to Obligations of NCF

The obligations of NCF to consummate the Business Combination is subject to the satisfaction or waiver of certain conditions, including the following:

•	standard transaction closing conditions, including that (i) Hunter Maritime has performed in all material respects all of its obligations under the Merger Agreement required to be performed by it at or prior to the closing date, and (ii) all of the representations and warranties of Hunter Maritime in the Merger Agreement are true and correct, except for any inaccuracies which would not in the aggregate reasonably be expected to have a material adverse effect on Hunter Maritime;

53

•	Hunter Maritime shall have executed and delivered to NCF a copy of each Additional Agreement to which it is a party;

•	the five directors designated by the NCF Stockholders shall have been appointed to the board of directors of Hunter Maritime, effective as of the closing of the Business Combination; and

•	the 3,793,275 Class B common shares outstanding shall be converted into an equal number of Class A common shares.

Termination

The Merger Agreement provides for termination in certain circumstances, including the following, among others:

•	In the event that the closing of the Business Combination has not occurred by the Business Combination Deadline (the “Outside Closing Date”), and no material breach of the Merger Agreement by the party seeking to terminate the Merger Agreement shall have occurred or have been made, Hunter Maritime or NCF shall have the right, at its sole option, to terminate the Merger Agreement without liability to the other party.

•	In the event a governmental authority shall have issued an order, having the effect of permanently restraining, enjoining or otherwise prohibiting the Business Combination, which order is final and non-appealable, Hunter Maritime or NCF shall have the right, at its sole option, to terminate the Merger Agreement without liability to the other party.

•	In the event Hunter Maritime ceases to be listed on the Nasdaq Stock Market, or its initial listing application in connection with the transactions contemplated by the Merger Agreement is not approved by the Nasdaq Stock Market by the Outside Closing Date, Hunter Maritime or NCF shall have the right, at its sole option, to terminate the Merger Agreement without liability to the other party.

•	Hunter Maritime may terminate the Merger Agreement, without liability to any party, by giving notice to NCF within thirty (30) days following the completion of the Extension Tender Offer (or, with respect to clause (ii) below, within thirty (30) days following the later of Hunter Maritime’s receipt of the Financial Statements and the completion of the Extension Tender Offer) if it identifies any fact or condition in the reasonable discretion of Hunter Maritime’s board of directors acting in good faith (i) that has had a material adverse effect on the business of the NCF Wealth Group as a whole, or (ii) in the Financial Statements that, individually or in the aggregate, is or would reasonably be expected to be materially adverse to the business of NCF Wealth Group as a whole, in each case, to the extent such fact or condition is not cured by the earlier of the Outside Closing Date and thirty (30) days following receipt by NCF of a notice describing in reasonable detail the nature of such fact or condition.

•	Hunter Maritime may terminate the Merger Agreement by giving notice to NCF on or prior to the closing date, without prejudice to any rights or obligations Hunter Maritime may have, if NCF shall have materially breached any representation, warranty, agreement or covenant contained in the Merger Agreement to be performed on or prior to the closing date and such breach shall not be cured by the earlier of the Outside Closing Date and thirty (30) days following receipt by NCF of a notice describing in reasonable detail the nature of such breach.

•	NCF may terminate the Merger Agreement by giving notice to Hunter Maritime, without prejudice to any rights or obligations NCF may have, if Hunter Maritime shall have materially breached any of its covenants, agreements, representations, and warranties contained in the Merger Agreement to be performed on or prior to the closing date and such breach shall not be cured by the earlier of the Outside Closing Date and thirty (30) days following receipt by Hunter Maritime of a notice describing in reasonable detail the nature of such breach.

Fees and Expenses

The costs and expenses in connection with the Merger Agreement and the transactions contemplated hereby shall be paid by Hunter Maritime after the consummation of the Business Combination. If the Business Combination is not completed, each party shall be responsible for its own expenses.

Management and Board of Directors Following the Business Combination

Effective as of the closing of the Business Combination, Hunter Maritime’s pre-Merger executive officers and directors have agreed to resign from their respective positions. The board of directors of Hunter Maritime is expected to consist of five members, all of which shall be designated by the NCF Stockholders. Three of such directors must satisfy applicable independent director requirements.

Set forth below is certain biographical information about our post-Business Combination President and Chief Executive Officer.

Huanxiang Li (President, Director)

Mrs. Li has been the President and a director of NCF Wealth Holdings since 2014. Mrs. Li has 15 years of experience in the financial industry. Prior to joining NCF Wealth Holdings, she was Vice-President of the United Venture Financial Guarantee Group from 2003 to 2013, President of Tianjin United Venture Capital Guarantee Co., Ltd. from 2013 to 2015, and President of Dongfang Credit Management Co., Ltd. from 2015 to 2017. Ms. Li holds an EMBA degree from the PBC School of Finance of Tsinghua University.

Jia Sheng (Chief Executive Officer, Director)

Mr. Sheng has been the Chief Executive Officer and a director of NCF Wealth Holdings since June 2013. Mr. Sheng has 12 years of experience in the Internet and the financial industry. Prior to joining NCF Wealth Holdings, he was Product Manager in Google China and Mountain View from June 2017 to October 2010, and a Co-founder of Yunrang (Beijing) Information Technology Co. Ltd. From November 2010 to May 2013. Mr. Sheng holds an EMBA degree from the PBC School of Finance of Tsinghua University, a Master degree in Computer Science from the University of Toronto in Canada and a Bachelor degree in Computer Science and Technology from Tsinghua University.

54

Tender Offer

Prior to Closing Hunter Maritime is obligated by its Amended and Restated Articles of Incorporation to undertake a tender offer pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act. Through the Offer, shareholders of Hunter Maritime will be provided with the opportunity to redeem their Class A common shares for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, upon the consummation of the Business Combination.

Representations and Warranties

In the Merger Agreement, NCF makes certain representations and warranties. These representations and warranties, among others, relate to the following: (1) Corporate Existence and Power; (2) Authorization; (3) Governmental Authorization; (4) Non-Contravention; (5) Capitalization; (6) Charter Documents; (7) Corporate Records; (8) Assumed Names; (9) Subsidiaries; (10) Consents; (11) Financial Statements; (12) Books and Records; (13) Absence of Certain Changes; (14) Properties; Title to NCF’s Assets; (15) Litigation; (16) Contracts; (17) Licenses and Permits; (18) Compliance with Laws; (19) Intellectual Property; (20) Customers and Suppliers; (21) Accounts Receivable and Payable; Loans; (22) Pre-payments; (23) Employees; (24) Employment Matters; (25) Withholding; (26) Employee Benefits and Compensation; (27) Real Property; (28) Accounts; (29) Tax Matters; (30) Environmental Laws; (31) Finders’ Fees; (32) Powers of Attorney and Suretyships; (33) Directors and Officers; (34) Certain Business Practices; (35) Money Laundering Laws; (36) Insurance; and (37) Related Party Transactions.

Certain of the representations and warranties are qualified by materiality or material adverse effect.  For the purposes of the Merger Agreement, material adverse effect means, a material adverse change or a material adverse effect upon on the assets, liabilities, condition (financial or otherwise), prospects, net worth, management, earnings, cash flows, business, operations or properties of the NCF Wealth Group and its business, taken as a whole, whether or not arising from transactions in the ordinary course of business, provided, however, that “material adverse effect” or “material adverse change” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which NCF operates; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action required or permitted by the Merger Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of Hunter Maritime; (vi) any changes in applicable laws or accounting rules (including U.S. GAAP) or the enforcement, implementation or interpretation thereof; (vii) the announcement, pendency or completion of the transactions contemplated by the Merger Agreement (subject to certain exceptions); (viii) any natural or man-made disaster or acts of God; or (ix) any failure by NCF to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); except, in the case of subclauses (i), (ii), (iv), (vi) and (viii), to the extent such change, event, circumstance or effect has a disproportionate adverse effect on such entity as compared to other persons engaged in the same industry.

Covenants of the Parties

Each of Hunter Maritime and NCF has agreed to operate their businesses in the ordinary course, consistent with past practices, prior to the consummation of the Business Combination and not to take certain specified actions without the prior written consent of the other party.

The Merger Agreement also contains covenants of Hunter Maritime and NCF providing, among other things, that:

•	Neither the NCF Wealth Group, on the one hand, nor Hunter Maritime, on the other hand, shall directly or indirectly, (i) encourage, solicit, initiate, engage or participate in negotiations with any person concerning any Alternative Transaction, (ii) take any other action intended or designed to facilitate the efforts of any person relating to a possible Alternative Transaction or (iii) approve, recommend or enter into any Alternative Transaction or any contract related to any Alternative Transaction. For purposes of the Merger Agreement, the term “Alternative Transaction” shall mean any of the following transactions involving the NCF Wealth Group or Hunter Maritime (other than the transactions contemplated by the Merger Agreement): (i) any merger, consolidation, share exchange, business combination or other similar transaction, or (ii) any sale, lease, exchange, transfer or other disposition of a material portion of the assets of such person (other than sales of inventory in the ordinary course of business) or any class or series of the capital stock or other equity interests of the NCF Wealth Group or Hunter Maritime in a single transaction or series of transactions.

•	NCF and Hunter Maritime shall each, subject to certain limitations, (a) continue to give the other party, its legal counsel and other representatives full access to the offices, properties and, books and records of the other party, (b) furnish to the other party, its legal counsel and other representatives such information relating to the business of the NCF Wealth Group and Hunter Maritime as such persons may request and (c) cause the employees, legal counsel, accountants and representatives to cooperate with the other party in its investigation of NCF’s business.

•	Within sixty (60) calendar days following the end of each three-month quarterly period, NCF shall deliver to Hunter Maritime an unaudited consolidated summary of the NCF Wealth Group’s earnings and an unaudited consolidated balance sheet for the period from September 30, 2018 through the end of such quarterly period and the applicable comparative period in the preceding fiscal year. NCF shall also promptly deliver to Hunter Maritime copies of any audited consolidated financial statements of the NCF Wealth Group that NCF’s certified public accountants may issue.

55

Indemnification

Indemnification of Hunter Maritime

NCF and the Stockholders Representative (on behalf of the NCF Stockholders) jointly and severally agree to indemnify and hold harmless Hunter Maritime against and in respect of any actual and direct out-of-pocket loss, cost, payment, demand, penalty, forfeiture, expense, liability, judgment, deficiency or damage (including actual costs of investigation and attorneys’ fees and other costs and expenses) (all of the foregoing collectively, “Losses”) incurred or sustained by Hunter Maritime as a result of or in connection with any breach, inaccuracy or nonfulfillment or the alleged breach, inaccuracy or nonfulfillment of any of the representations, warranties and covenants of NCF contained in the Merger Agreement or in any certificate or other writing delivered pursuant thereto. The total payments made by the Stockholders Representative (on behalf of the Stockholders) to Hunter Maritime with respect to such Losses shall not exceed $150,000,000 payable solely from Escrow Shares (the “Indemnifiable Loss Limit”), except that the Indemnifiable Loss Limit shall not apply with respect to fraud. For purposes of the foregoing, the Closing Payment Shares shall be valued at $10.00 per share. Hunter Maritime shall not be entitled to indemnification unless and until the aggregate amount of Losses to Hunter Maritime equals at least $10,000,000 (the “Basket”), at which time, subject to the Indemnifiable Loss Limit, Hunter Maritime shall be entitled to indemnification for the total amount of such Losses; provided, further, however, that any breach of Sections 5.1 (Corporate Existence and Power), 5.2 (Authorization), 5.5 (Capitalization), 5.14(c) (Title to NCF’s Assets), 5.23 (Employees), 5.24 (Employment Matters), 5.25 (Withholding), 5.26 (Employee Benefits and Compensation), 5.29 (Tax Matters) or 5.31 (Finders’ Fees) (collectively, the “Fundamental Representations”) of the Merger Agreement shall not be subject to the Basket. Any liability pursuant to the indemnification provisions of the Merger Agreement shall be paid solely by the return for cancellation of the Escrow Shares in accordance with the terms of the Escrow Agreement. Subject to any pending or unresolved indemnification claims, the Escrow Shares shall be eligible to be released from escrow 15 months after the Closing. Except for the Fundamental Representations and Section 6.1 (Corporate Existence and Power), Section 6.2 (Corporate Authorization), and Section 6.5 (Finders’ Fees) which shall survive until ninety (90) days after the expiration of the statute of limitations with respect thereto (including any extensions and waivers thereof), the representations and warranties of NCF and Hunter Maritime and Hunter Merger Sub shall survive until fifteen (15) months following the closing.

Additional Agreements

At or prior to the closing of the Business Combination, the following Additional Agreements will be executed, as contemplated by the Merger Agreement:

Voting Agreement

Hunter Maritime, NCF, and the Stockholder Representative have agreed to enter into a two-year voting agreement relating to election of directors of Hunter Maritime.

Registration Rights Agreement

Hunter Maritime has agreed to enter into a Registration Rights Agreement with the Stockholder Representative, pursuant to which Hunter Maritime shall grant each NCF Stockholder certain registration rights with respect to the Closing Payment Shares.

Escrow Agreement

Hunter Maritime and the Stockholder Representative will enter into an agreement to deposit the escrow shares into escrow to secure certain indemnification obligations of NCF and the NCF Stockholders pursuant to the Merger Agreement.

Equity Award Conversion Agreement

The holders of equity awards granted under NCF’s 2015 Equity Incentive Plan have agreed to convert their awards into the right to receive, without interest, the applicable portion of the Closing Payment Shares (less the Escrow Shares).

Class B Conversion Agreement

Hunter Maritime and the Sponsor will enter to a Class B Conversion Agreement, pursuant to which the Class B common shares held by the Sponsor will be converted into an equal number of Class A common shares upon consummation of the Business Combination.

Appraisal Rights

In connection with the Business Combination, record holders of NCF common stock who comply with the procedures summarized below will be entitled to appraisal rights if the Business Combination is completed. Shares of NCF issued and outstanding immediately prior to the closing of the Business Combination that are held by any holder who is (a) entitled to dissent to the Business Combination pursuant to Section 179 of the BVI BCA and (b) properly dissents to the proposed corporate action and makes a proper demand for payment of such shares in accordance with Section 179 of the BVI BCA (the “Dissenting Shares”) shall not be converted into the right to receive the applicable portion of the Closing Payment Shares for such Dissenting Shares, but instead such holder shall be entitled to such rights as are granted by the BVI BCA to a holder of Dissenting Shares. NCF shall deliver prompt notice to Hunter Maritime of any demands for payment or appraisal of any shares of NCF capital stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to NCF prior to the closing of the Business Combination pursuant to the BVI BCA that relate to such demand and Hunter Maritime shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the closing of the Business Combination, NCF shall not, without the prior written consent of Hunter Maritime, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

Hunter Maritime’s Reasons to Enter into the Business Combination

Hunter Maritime is a blank check company, also commonly referred to as a Special Purpose Acquisition Company, or SPAC, formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, debt acquisition, stock purchase, reorganization or other similar business combination, assets or one or more operating businesses.

Hunter Maritime then broadened its search for a company that would be appropriate for a business combination.  In so doing, the principals at Hunter Maritime identified NCF, a fintech company, as a target for a business combination.  As discussed above under “General Description of the Merger Agreement,” after evaluating the NCF portfolio companies, Hunter Maritime determined that NCF would be the best target for the Business Combination.

56

By unanimous written consent on October 5, 2018, the board of directors of Hunter Maritime voted unanimously to enter into the Merger Agreement and complete the Business Combination with NCF.  The board of directors of Hunter Maritime concluded that the Business Combination and the related transactions are in the best interests of Hunter Maritime.

The board of directors of Hunter Maritime considered many factors in making its decision, including those described under the heading “Hunter Maritime’s Board of Directors’ Reasons for the Approval of the Business Combination.”

NCF’s Reasons to Enter into the Transaction

NCF planned to go public and entered into the transaction mainly for the following reasons: (1) raises brand awareness of NCF and increases customer confidence in NCF, (2) helps to facilitate overseas expansion of NCF into other geographies, (3) opens up NCF to a lot more financing methodologies, which will be critical for future merger and acquisitions; additional financing measures will give NCF an advantage over competitors in accelerating the growth of its customer base and therefore revenues and profits.

57

THE OFFER

General Terms

Upon the terms and subject to certain conditions of the Offer, we will purchase up to 2,173,750 Class A common shares validly tendered in the Offer and not properly withdrawn, in accordance with “Withdrawal Rights” described below, before the Expiration Date, at a Purchase Price of $10.215 per Class A common share, net to the sellers in cash, without interest, for a total maximum Purchase Price of up to $22,204,856.25 as further described below under the heading “Purchase Price.” Our Sponsor and the members of our management team have agreed not to tender any shares that they own in this Offer.

The Offer is not conditioned on any minimum number of Class A common shares being tendered in the Offer. The Offer is, however, subject to certain other conditions, including the Merger Condition. See “The Offer — Conditions of the Offer.” If any of the offer conditions are not met, we may amend, terminate or extend the Offer. If we terminate the Offer, we will NOT: (i) purchase any Class A common shares pursuant to the Offer or (ii) consummate the Business Combination in accordance with the terms of the Merger Agreement, and we will promptly return all Class A common shares delivered pursuant to the Offer at our expense upon expiration or termination of the Offer.

Only Class A common shares validly tendered in the Offer and not properly withdrawn will be purchased pursuant to the Offer. All Class A common shares tendered in the Offer and not purchased pursuant to the Offer will be returned to the tendering shareholders at our expense promptly following the Expiration Date.

This Offer to Purchase and the related Letter of Transmittal for the Class A common shares will be mailed to record holders of the Class A common shares and will be furnished to brokers, dealers and other nominee shareholders and similar persons whose names, or the names of whose nominees, appear on our shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

Purchase Price

The Purchase Price is $10.215 per Class A common share. The Purchase Price has been calculated based on the requirement in our Amended and Restated Articles of Incorporation that requires that the redemption price payable per Class A common share shall be equal to the amount held in the Trust Account (excluding taxes payable) as of two business days prior to the commencement of the Business Combination, divided by the total number of Class A common shares sold as part of the units in our IPO. The Purchase Price assumes we will deposit a third Monthly Extension Contribution in February 2019 prior to the Termination Date. We are required to conduct the Offer in accordance with the terms of our Amended and Restated Articles of Incorporation. See “The Offer— Extension of the Offer; Termination; Amendment.”

If we modify the price that may be paid for Class A common shares from $10.215, then the Offer must remain open for at least 10 business days following the date that notice of the modification is first published, sent or given. For the purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. See “The Offer — Extension of the Offer; Termination; Amendment.”

Purpose of the Offer; Certain Effects of the Offer

Purpose of the Offer

Hunter Maritime, Hunter Merger Sub, NCF, and the Stockholder Representative executed the Merger Agreement on October 5, 2018. In connection with the Business Combination, Hunter Maritime is offering to purchase up to 2,173,750 of its outstanding Class A common shares as contemplated by the Offer. The Offer provides our shareholders an opportunity to have Hunter Maritime redeem their Class A common shares for a pro-rata portion of our Trust Account as required by our Amended and Restated Articles of Incorporation, and as disclosed in the prospectus for our initial public offering.

Our intention is to consummate the Business Combination. Our board of directors has unanimously approved the Offer, (2) approved the Merger Agreement, and the agreements and the transactions contemplated thereby and (3) determined that the Business Combination is in the best interests of Hunter Maritime and, if consummated, would constitute our initial business combination pursuant to our Amended and Restated Articles of Incorporation. If you tender your Class A common shares pursuant to the Offer, you will not be participating in the Business Combination because you will no longer hold such Class A common shares in Hunter Maritime following the consummation of the Business Combination. Our Board of Directors makes no recommendation as to whether you should tender or refrain from tendering your Class A common shares.

Certain members of our board of directors will directly benefit from the Business Combination and have interests in the Business Combination that may be different from, or in addition to, the interests of Hunter Maritime shareholders. See “The Business Combination — Certain Benefits of Hunter Maritime’s Directors and Officers and Others in the Business Combination.” You must make your own decision as to whether to tender your Class A common shares pursuant to the Offer and, if so, how many Class A common shares to tender. In doing so, you should read carefully the information in this Offer to Purchase and in the Letter of Transmittal, including the purposes and effects of the Offer. You should discuss whether to tender your Class A common shares with your broker, if any, or other financial advisor.

Shareholders who choose not to tender their Class A common shares will retain their Class A common shares and participate in the Business Combination.

Certain Effects of the Offer

Approximately $22.2 million will be required to purchase the Class A common shares in the Offer at the Purchase Price of $10.215 per share if the Offer is fully subscribed. In addition, we estimate approximately $2.0 million will be required to pay fees and expenses specifically related to the Offer and Business Combination, including costs for legal, accounting, printing and EDGAR filings, services of the Information Agent and Depositary for distribution and handling of the Offer materials and other services related to the Offer. In addition, pursuant to an underwriting agreement dated November 18, 2016 between Hunter Maritime and the underwriter, we will be required to pay $5,310,585 as a deferred compensation from our IPO to the underwriter upon consummation of the Business Combination.

58

The purchase of Class A common shares in the Offer will be funded by Hunter Maritime from amounts held in our Trust Account, which will be released to us upon consummation of the Business Combination. Assuming the Business Combination is successfully completed, we believe that our anticipated financial condition, cash flow and access to capital will provide us with adequate financial resources to meet our working capital requirements and to fund our activities. Our securities are registered under the Exchange Act, which requires, among other things, that we furnish certain information to our shareholders and the SEC.

The Closing Payment Shares and Earnout Shares have not been registered under the Securities Act and will be issued in reliance upon specific exemptions therefrom. As a condition to consummating the Business Combination, Hunter Maritime will agree to register the Closing Payment Shares for resale pursuant to the Registration Rights Agreement.

Hunter Maritime’s Class A common shares are currently listed on Nasdaq, however we can provide no assurance that Hunter Maritime will continue to meet the listing requirements of Nasdaq after the Business Combination. See “Risk Factors — Risks Related to the Offer” and “— Risks Related to Hunter Maritime.”

Except with respect to the Business Combination, Hunter Maritime currently has no active plans, proposals or negotiations underway that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation involving Hunter Maritime;

•	any purchase, sale or transfer of a material amount of assets of Hunter Maritime;

•	any material change in Hunter Maritime’s present dividend rate or policy, indebtedness or capitalization;

•	any other material change in Hunter Maritime’s business;

•	any class of equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•	the acquisition by any person of any material amount of additional securities of Hunter Maritime, or the disposition of any material amount of securities of Hunter Maritime; or

•	any changes to Hunter Maritime’s Amended and Restated Articles of Incorporation.

Notwithstanding the foregoing, we reserve the right to change our plans and intentions at any time, as we deem appropriate.

Source and Amount of Funds

We expect that up to approximately $22.2 million will be required to purchase the Class A common shares tendered pursuant to the Offer if the Offer is fully subscribed. The purchase of Class A common shares tendered in the Offer will be funded by the Company from the amounts held in our Trust Account, which will be released to us in connection with the consummation of the Business Combination, but the fees and expenses specifically related to the Offer will either be paid with the funds available to us outside of the Trust Account, by loans from our officers and directors or their affiliates or upon the consummation of an initial business combination.

Class A common shares that we acquire pursuant to the Offer will be retired and cancelled.

Scheduled Expiration of the Offer

The Offer is scheduled to expire at 5:00 p.m., New York City time, on March 15, 2019 unless we extend the Offer to allow us time to respond to comments, if any, from the SEC relating to the Offer or otherwise in connection with the effectuation of this Offer (the “Expiration Date”).

Procedures for Tendering Class A common shares

Valid Tender of Class A common shares

For a shareholder to make a valid tender of Class A common shares under the Offer, the Depositary must receive, at its address set forth on the back cover of this Offer to Purchase, and prior to the Expiration Date, the certificates for the Class A common shares you wish to tender, or confirmation of receipt of the Class A common shares pursuant to the procedure for book-entry transfer described below, together with a validly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an Agent’s Message (as defined below) in the case of a book-entry transfer, and any other required documents.

If a broker, dealer, commercial bank, trust company or other nominee holds your Class A common shares, you must contact your broker or nominee to tender your Class A common shares. It is likely they have an earlier deadline for you to act to instruct them to tender shares on your behalf. We urge shareholders who hold Class A common shares through nominees to consult their nominees to determine whether transaction costs may apply if shareholders tender shares through the nominees and not directly to the Depositary.

Election to Participate in Offer

In the Letter of Transmittal holders of Class A common shares will need to indicate their election to participate in the Offer. An election to participate in the Offer shall be a binding agreement to comply with the terms of the Offer, subject to the Withdrawal Rights. Tendering shareholders must make an election to participate in the Offer, and any Letter of Transmittal that fails to indicate this election will be incomplete and will not be accepted in the Offer.

59

Separation Of Units

Only your Class A common shares can be tendered in the Offer. If any or all of your Class A common shares are held as part of Units, you will need to separate the Units into Class A common shares and Warrants prior to tendering such Class A common shares pursuant to the Offer and undertake all actions necessary to allow for tender of the separated Class A shares. For specific instructions regarding separation of Units, please see the letter from your broker/nominee, which includes an instruction form for your completion which provides a box to check to request separation of the Units. The voluntary separation of the Units occurs through the facilities of the Depository Trust Company and is subject to the procedures of DTC and the various broker/nominees who hold their positions through DTC. Accordingly, while we believe that such separation of the Units can typically be accomplished within three business days, no assurance can be given regarding how quickly Units can be separated and Unit holders are urged to promptly contact their broker/nominee if they wish to tender the Class A common shares underlying their Units.

Signature Guarantees

No signature guarantee will be required on a Letter of Transmittal if:

•	the registered holder of the Class A common shares (including, for purposes hereof, any participant in DTC whose name appears on a security position listing as the owner of the Class A common shares) tendered in the Offer and the holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•	Class A common shares are tendered in the Offer for the account of a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or an “eligible guarantor institution,” as the term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing constituting an “eligible institution”). See Instruction 1 to the Letter of Transmittal applicable to the Class A common shares.

Except as described above, all signatures on any Letter of Transmittal for securities tendered in the Offer must be guaranteed by an eligible institution. If a certificate is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made, or securities not purchased or tendered are to be issued and returned, to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder or owner appears on the certificate, with the signatures on the certificate guaranteed by an eligible institution.

In all cases, payment for securities tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for the Class A common shares tendered (or a timely confirmation of the book-entry transfer of the securities into the Depositary’s account at DTC, as described above), a properly completed and duly executed Letter of Transmittal including any required signature guarantees, or an Agent’s Message (as defined below) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal.

Method of Delivery

The method of delivery of all documents, including certificates for Class A common shares, the Letter of Transmittal and any other required documents, is at the sole election and risk of the tendering shareholder. Class A common shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by book-entry confirmation). If delivery is by mail, we recommend registered mail with return receipt requested, properly insured. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Delivery

For purposes of the Offer, the Depositary will establish an account with respect to the Class A common shares at DTC within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s system may make book-entry delivery of securities by causing DTC to transfer those securities into the Depositary’s account in accordance with DTC’s procedures for that transfer. Although delivery of securities may be effected through a book-entry transfer into the Depositary’s account at DTC, a properly completed and duly executed Letter of Transmittal with any required signature guarantees, or an Agent’s Message, and any other required documents must be transmitted to and received by the Depositary at its address on the back cover of this Offer to Purchase before the Expiration Date.

The confirmation of a book-entry transfer of shares into the Depositary’s account at DTC is referred to herein as “book-entry confirmation.” Delivery of documents to DTC in accordance with DTC’s procedures will not constitute delivery to the Depositary.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of a book-entry confirmation, stating that DTC has received an express acknowledgement from the DTC participant tendering shares that such DTC participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against the DTC participant.

Return of Unpurchased Class A common shares

If any tendered Class A common shares are not purchased pursuant to the Offer, or if less than all Class A common shares evidenced by a shareholder’s certificates are tendered, certificates representing the unpurchased Class A common shares will be returned promptly after the expiration or termination of the Offer or, in the case of Class A common shares tendered by book-entry transfer at DTC, the Class A common shares will be credited to the appropriate account maintained by the tendering shareholder at DTC, in each case without expense to the shareholder.

Tendering Shareholders’ Representations and Warranties; Tender Constitutes an Agreement

It is a violation of Rule 14e-4 promulgated under the Exchange Act for a person acting alone or in concert with others, directly or indirectly, to tender securities for such person’s own account unless at the time of tender and at the Expiration Date such person has a “net long position” within the meaning of Rule 14e-4 promulgated under the Exchange Act, in the securities or equivalent securities at least equal to the securities being tendered and will deliver or cause to be delivered such securities for the purpose of tendering to us within the period specified in the Offer. A tender of securities made pursuant to any method of delivery set forth herein will constitute the tendering shareholder’s acceptance of the terms and conditions of the Offer, as well as the tendering shareholder’s representation and warranty to us that (i) such shareholder has a “net long position” in securities or the equivalent securities at least equal to the securities being tendered within the meaning of Rule 14e-4 and (ii) such tender of securities complies with Rule 14e-4.

60

A tender of securities in the Offer made pursuant to any method of delivery set forth herein will also constitute a representation and warranty to us that the tendering shareholder has full power and authority to tender, sell, assign and transfer the securities so tendered, and that, when the same are accepted for purchase by us, we will acquire good, marketable and unencumbered title thereto, free and clear of all security interests, liens, restrictions, claims, encumbrances and other obligations relating to the sale or transfer of the securities, and the same will not be subject to any adverse claim or right.

Any tendering shareholder will, on request by the Depositary or us, execute and deliver any additional documents deemed by the Depositary or us to be necessary or desirable to complete the sale, assignment and transfer of the securities tendered, all in accordance with the terms of the Offer.

All authority conferred or agreed to be conferred by delivery of the Letter of Transmittal shall be binding on the successors, assigns, heirs, personal representatives, executors, administrators and other legal representatives of the tendering shareholder and shall not be affected by, and shall survive, the death or incapacity of such tendering shareholder.

A tender of securities made pursuant to any method of delivery set forth herein will also constitute an acknowledgement by the tendering shareholder that: (i) the offer is discretionary and may be extended, modified, or terminated by us as provided herein; (ii) such shareholder is voluntarily participating in the Offer; (iii) the future value of the Class A common shares is unknown and cannot be predicted with certainty; (iv) such shareholder has been advised to read this entire Offer to Purchase including the Appendix thereto; (v) such shareholder has been advised to consult his, her or its tax and financial advisors with regard to how the Offer will impact the tendering shareholder’s specific situation; (vi) any foreign exchange obligations triggered by such shareholder’s tender of Class A common shares or receipt of proceeds are solely his, her or its responsibility; and (vii) regardless of any action that we take with respect to any or all income tax, withholding tax, transfer tax or other tax-related items (“Tax Items”) related to the Offer and the disposition of Class A common shares, such shareholder acknowledges that the ultimate liability for all Tax Items is and remains his, her or its sole responsibility. In that regard, a tender of Class A common shares shall authorize us to withhold all applicable Tax Items from any amounts payable to a tendering shareholder. Our acceptance for payment of securities tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and us upon the terms and subject to certain conditions of the Offer.

Determination of Validity; Rejection of Class A common shares; Waiver of Defects; No Obligation to Give Notice of Defects

All questions as to the number of Class A common shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of Class A common shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any conditions of the Offer with respect to all tendered Class A common shares or waive any defect or irregularity in any tender with respect to any particular Class A common shares or any particular shareholder whether or not we waive similar defects or irregularities in the case of other shareholders. No tender of securities will be deemed to have been validly made until all defects or irregularities have been cured or waived. We will not be liable for failure to waive any condition of the Offer, or any defect or irregularity in any tender of Class A common shares. None of the Company, the Information Agent, the Depositary or any other person will be obligated to give notification of defects or irregularities in tenders or incur any liability for failure to give notification. Our interpretation of the terms of and conditions to the Offer, including the Letter of Transmittal and the instructions thereto, will be final and binding on all parties. By tendering Class A common shares, you agree to accept all decisions we make concerning these matters and waive any rights you might otherwise have to challenge those decisions.

Lost or Destroyed Certificates

If any certificate representing Class A common shares has been lost, destroyed or stolen, the shareholder should complete the Letter of Transmittal, indicate the certificate(s) representing Class A common shares is lost and return it to the Depositary. The shareholder will then be instructed as to the steps that must be taken in order to replace the certificate. The Letter of Transmittal and related documents cannot be processed until the procedures for replacing lost or destroyed certificates have been completed. Shareholders are requested to contact the Depositary immediately in order to permit timely processing of this documentation.

Withdrawal Rights

You may withdraw securities that you have previously tendered pursuant to the Offer at any time prior to the Expiration Date, namely 5:00 p.m. on March 15, 2019 or the date to which the Offer has been extended. You may also withdraw your previously tendered securities at any time after 5:00 p.m., New York City time, on March 15, 2019 if not accepted prior to such time. Except as this section otherwise provides, tenders of Class A common shares are irrevocable.

For a withdrawal to be effective, a valid written notice of withdrawal must (i) be received in a timely manner by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and (ii) specify the name of the person having tendered the Class A common shares to be withdrawn, the number of Class A common shares to be withdrawn and the name of the registered holder of the Class A common shares to be withdrawn, if different from the name of the person who tendered the shares. To be effective, a notice of withdrawal must be in writing.

If a shareholder has used more than one Letter of Transmittal or has otherwise tendered Class A common shares in more than one group of Class A common shares, the shareholder may withdraw Class A common shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included.

If certificates for Class A common shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those certificates, the shareholder must submit the serial numbers shown on those certificates to the Depositary and, unless an eligible institution has tendered those Class A common shares, an eligible institution must guarantee the signatures on the notice of withdrawal. If Class A common shares have been delivered in accordance with the procedures for book-entry transfer described in “— Procedures for Tendering Class A common shares” above, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with DTC’s procedures.

61

Withdrawals of tenders of securities may not be rescinded, and any securities properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn securities may be retendered at any time prior to the Expiration Date by again following one of the procedures described in this section.

All questions as to the form and validity, including the time of receipt, of notices of withdrawal, will be determined by us, in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right to waive any defect or irregularity in the withdrawal of securities by any shareholder, whether we waive similar defects or irregularities in the case of other shareholders. None of the Company, the Information Agent, the Depositary or any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will any of them incur liability for failure to give any notice.

If we extend the Offer, are delayed in our purchase of securities or are unable to purchase securities under the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, subject to applicable law, retain tendered Class A common shares on our behalf. Such Class A common shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in this section. Our reservation of the right to delay payment for Class A common shares which we have accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the securities tendered promptly after termination or withdrawal of a tender offer.

Purchase of Class A common shares and Payment of Purchase Price

Upon the terms and subject to the conditions of the Offer, which conditions shall be satisfied or waived prior to the expiration of the Offer, promptly following the Expiration Date (but in no event later than three business days after the Expiration Date), we will accept for payment and pay for (and thereby purchase) up to 2,176,750 of our Class A common shares validity tendered in the Offer and not properly withdrawn on or before the Expiration Date. If the Merger Condition has not been satisfied, we will either extend the Offer or terminate the Offer and will promptly return all Class A common shares tendered at our expense. Our Sponsor and the members of our management team have agreed not to tender their Class A common shares in the Offer.

For purposes of the Offer, we will be deemed to have accepted for payment (and therefore purchased), subject to the terms and conditions of the Offer, Class A common shares that are validly tendered in the Offer and not properly withdrawn only when, as and if we give oral or written notice to the Depositary of our acceptance of the Class A common shares for payment pursuant to the Offer.

In all cases, payment for Class A common shares tendered and accepted for payment in the Offer will be made promptly, but only after timely receipt by the Depositary of certificates for shares, or a timely book-entry confirmation of Class A common shares into the Depositary’s account at the DTC, a properly completed and duly executed Letter of Transmittal, or an Agent’s Message in the case of a book-entry transfer, and any other required documents. In no event shall payment for Class A common shares tendered be made unless the conditions to the Offer, including the Merger Condition, have been satisfied. We will make prompt payment upon satisfaction of the offering conditions, but in no event later than three business days after the Expiration Date.

We will pay for Class A common shares purchased in the Offer by depositing the aggregate Purchase Price with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from us and transmitting payment to tendering shareholders.

Certificates for all Class A common shares tendered in the Offer and not purchased will be returned or, in the case of Class A common shares tendered by book-entry transfer, will be credited to the account maintained with DTC by the broker/dealer participant who delivered the securities, to the tendering shareholder at our expense promptly after the Expiration Date or termination of the Offer, without expense to the tendering shareholders.

Under no circumstances will we pay interest on the Purchase Price, including, but not limited to, by reason of any delay in making payment. In addition, if certain events occur, we may not be obligated to purchase Class A common shares pursuant to the Offer. See “— Conditions of the Offer” below.

We will not pay any transfer taxes, if any, payable on the transfer to us, of Class A common shares purchased pursuant to the Offer. If payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) unpurchased Class A common shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person, will be deducted from the Purchase Price unless satisfactory evidence of the payment of the transfer taxes, or exemption from payment of the transfer taxes, is submitted.

We urge shareholders who hold Class A common shares through a broker, dealer, commercial bank, trust company or other nominee to consult their nominee to determine whether transaction costs are applicable if they tender securities through their nominee and not directly to the Depositary.

Conditions of the Offer

Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) our rights to extend and/or amend the Offer at any time, we will not be required to accept securities tendered and we may terminate or amend the Offer, or postpone our acceptance of the securities that you elect to tender, subject to the rules under the Exchange Act, including Rule 13e-4(f)(5), at the then-scheduled Expiration Date (as it may be extended) if the following event has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any case, the occurrence of such event makes it inadvisable for us to proceed with the Offer:

62

•	the Business Combination, in our reasonable judgment, to be determined immediately prior to the Expiration Date, being capable of being consummated substantially contemporaneously with this Offer, but in no event later than three business days after the Expiration Date (we refer to this condition, which is not waivable, as the “Merger Condition”).

We will not accept for payment, purchase or pay for any securities tendered, and may terminate, or amend the Offer or may postpone, in accordance with Rule 13e-4(f)(5) under the Exchange Act, the acceptance for payment of, or the purchase of and the payment for securities tendered until the SEC has advised us that they have no further comment with respect to the Offer and its related documents. We have agreed to extend the term of the Offer until such time, and intend to provide interim amendments to the Offer electronically via filings with the SEC to our shareholders, as we receive notification from the SEC that it has no further comment regarding this Offer. At that time, we will redistribute the Offer, as amended or supplemented, and its related Letter of Transmittal to our shareholders, setting forth a final Expiration Date. We will, however, not extend the Offer past April 23, 2019.

In addition, notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) the rights and obligations of the Company to extend, terminate and/or modify the Offers, we will not be required to accept for payment, purchase or, subject to the applicable rules and regulations of the SEC, pay for any securities tendered, and may terminate or amend the Offer or may postpone, in accordance with Rule 13e-4(f)(5) under the Exchange Act, the acceptance for payment of, or the purchase of and the payment for securities tendered, subject to the rules under the Exchange Act, if any of the following shall have occurred:

•	any governmental authority shall have enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) or order that is then in effect and has the effect of making the Business Combination illegal or otherwise preventing or prohibiting the Business Combination; or

•	a material adverse effect with respect to the Company shall have occurred since the date of this Offer to Purchase.

The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances (other than any action or omission to act by us) giving rise to any condition, and may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion, subject to applicable law. Our failure at any time to exercise the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time prior to the Expiration Date and from time to time, subject to applicable law. However, once the Offer has expired, then all of the conditions to the Offer must have been satisfied or waived. In certain circumstances, if we waive the conditions described above, we may be required to extend the Expiration Date. Only a court of competent jurisdiction can make a determination concerning the events described above that will be final and binding on all parties. Shareholders may challenge any determination that we make with respect to such matters.

Promptly following the scheduled Expiration Date, we will publicly announce whether the offer conditions have been satisfied or waived (as applicable) and whether the Offer has been extended, terminated or delayed. If such offer conditions are satisfied, promptly after the Expiration Date, and in any event concurrently with the consummation of the Business Combination, we will purchase and pay the Purchase Price for each Class A common shares validly tendered and not properly withdrawn. In the event the Offer is terminated, we will promptly return any Class A common shares, at our expense, that were delivered pursuant to the Offer.

You should evaluate current market quotes and trading volume for the Class A common shares, among other factors, before deciding whether or not to accept the Offer. See “Market Price Information” and “Risk Factors.”

Certain Information Concerning the Company and the Business Combination

Set forth elsewhere in this Offer to Purchase is information concerning the Company and the Business Combination. Shareholders are urged to review such information, including the information set forth in “Risk Factors,” prior to making a decision whether to tender their Class A common shares. See “Summary” and “The Business Combination.”

Interests of Directors and Executive Officers

See “Summary,” “The Business Combination” and “Risk Factors” herein for information related to the interests of our officers and directors in the Offer and the Business Combination and information related to certain transactions and arrangements concerning our securities.

Our Sponsor and the members of our management team have agreed not to participate in the Offer with respect to shares they have acquired. Based on our records and on information provided to us by our directors, executive officers and affiliates, neither we nor any of our directors, executive officers, and affiliates, including our Sponsor, have effected any transactions involving our Class A common shares during the 60 days prior to the commencement of the Offer. See “Information About Hunter Maritime Acquisition Corp.—Securities Held by Our Sponsor” and “Risk Factors— Certain obligations of our Sponsor are memorialized in agreements between our Sponsor, the underwriters of our IPO and us, and these agreements may be amended to change these obligations or eliminate them entirely.”

Certain Legal Matters; Regulatory Approvals

The Offer and the transaction contemplated by this Offer to Purchase are subject to the Tender Offer Rules under Securities Exchange Act of 1934, as amended.

There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacity as such.

In addition, except as otherwise discussed herein, we are not aware of any license or regulatory permit that is material to our businesses that might be adversely affected by our acquisition of Class A common shares pursuant to the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for our acquisition or ownership of Class A common shares pursuant to the Offer. Should any approval or other action be required, we presently contemplate that we will seek that approval or other action. We are unable to predict whether we will be required to delay the acceptance for payment of or payment for Class A common shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition.

63

Extension of the Offer; Termination; Amendment

We expressly reserve the right, at any time and from time to time prior to the scheduled Expiration Date, and regardless of whether any of the events set forth in “— Conditions of the Offer” shall have occurred or are deemed by us to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Class A common shares. We will affect any such extension by giving oral or written notice of such extension to the Depositary and making a public announcement of the extension. We also expressly reserve the right, in our sole discretion, to terminate the Offer and reject for payment and not pay for any securities not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for securities upon the occurrence of any of the conditions specified in “— Conditions of the Offer” by giving oral or written notice of the termination or postponement to the Depositary and making a public announcement of the termination or postponement. Our reservation of the right to delay payment for securities which we have accepted for payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that we must pay the consideration offered or return the securities tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law (including Rule 13e-4 under the Exchange Act), we further reserve the right, in our sole discretion, and regardless of whether any of the events set forth in “— Conditions of the Offer” have occurred or are deemed by us to have occurred, to amend the Offer prior to the Expiration Date to increase the consideration offered in the Offer, or otherwise if we determine such other amendments are required by applicable law or regulation. Amendments to the Offer may be made at any time and from time to time by public announcement. In the case of an extension of the Offer, such amendment must be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of the change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law or regulation (including Rule 13e-4 under the Exchange Act), we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through PR Newswire or another comparable service.

If we materially change the terms of the Offer or the information concerning the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3), and 13e-4(f)(1) promulgated under the Exchange Act. These rules and certain related releases and interpretations of the SEC provide that the minimum period during which a tender offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information; however, in no event will the Offer remain open for fewer than five business days following such a material change in the terms of, or information concerning, the Offer. If (i) we make any change to increase the price to be paid for Class A common shares, or if we increase or decrease the number of Class A common shares sought in the Offer, and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of an increase or decrease is first published, sent or given to shareholders in the manner specified in this section, the Offer will be extended until the expiration of such period of ten business days. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

In accordance with the rules of the SEC, we may, and we expressly reserve our right to, notwithstanding any other statement contained herein, accept for payment an additional amount of Class A common shares not to exceed 2% of our issued and outstanding Class A common shares without amending the Offer or extending the Expiration Date.

Fees and Expenses

We have retained Continental Stock Transfer & Trust Company to act as Depositary and Morrow Sodali LLC to act as Information Agent in connection with the Offer. The Information Agent may contact holders of Class A common shares by mail, facsimile and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners. The Information Agent and Depositary will receive reasonable and customary compensation for their respective services, will be reimbursed by the Company for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

We have not agreed to pay any fees or commissions to brokers, dealers or other persons (other than fees to the Information Agent and Depositary as described above) for soliciting tenders of Class A common shares pursuant to the Offer. Shareholders holding securities through brokers, dealers and other nominee shareholders are urged to consult the brokers, dealers and other nominee shareholders to determine whether transaction costs may apply if shareholders tender Class A common shares through the brokers, dealers and other nominee shareholders and not directly to the Depositary. We will, however, upon request, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Class A common shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as our agent or the agent of the Information Agent or the Depositary for purposes of the Offer. We will not pay or cause to be paid any stock transfer taxes, if any, on our purchase of securities.

In addition, we will incur and pay reasonable and customary fees and expenses for financial printing services.

Appraisal Rights

No appraisal rights are available under the BCA to shareholders in connection with the Offer.

Material U.S. Federal Income Tax Consequences

The receipt of cash for your tendered Class A common shares will generally be treated for U.S. federal income tax purposes either as a sale or exchange transaction or as a distribution. See “Material U.S. Federal Income Tax Consequences.”

Miscellaneous

We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer or the acceptance of Class A common shares pursuant to the Offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with the applicable law. If, after such good faith effort, we cannot comply with the applicable law, the Offer will not be made to the holders of shares residing in such jurisdiction.

You should only rely on the information contained in this document or to which we have referred you. We have not authorized any person to provide you with information or make any representation in connection with the Offer other than those contained in this Offer to Purchase, the Letter of Transmittal or in the other documents that constitute a part of the Offer. If given or made, any recommendation or any such information or representation must not be relied upon as having been authorized by us, our board of directors, the Depositary or the Information Agent.

64

DESCRIPTION OF HUNTER MARITIME’S SECURITIES AND MATERIAL DIFFERENCES IN THE RIGHTS OF SHAREHOLDERS FOLLOWING THE BUSINESS COMBINATION

Description of Securities

The information under the heading “Description of Securities” in Hunter Maritime’s registration statement on Form F-1 (File No. 333-214058), declared effective on November 18, 2016, is hereby incorporated by reference.

Material Differences in the Rights of Shareholders Following the Consummation of the Business Combination

Following the consummation of the Business Combination, certain provisions of Article 9 of our Amended and Restated Articles of Incorporation, which relate to certain repurchase and redemption rights of holders of our Class A common shares in connection with an initial business combinations will no longer be applicable.

Upon the consummation of the Business Combination, pursuant to our Amended and Restated Articles of Incorporation and Class B Conversion Agreement, our Class B common shares will automatically convert into Class A common shares on a one-for-one basis subject to certain adjustments in the case that we have issued additional Class A common shares, or equity-linked securities, in excess of the amounts offered in the IPO in a transaction that is related to the closing of our initial business combination. The ratio at which Class B common shares shall convert into Class A common shares will be adjusted so that the number of Class A common shares issuable upon conversion of all Class B common shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of all common shares outstanding upon the completion of the IPO plus all Class A common shares and equity-linked securities issued or deemed issued in connection with the initial business combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial business combination or pursuant to private placement warrants issued to our Sponsor, after taking into account any Class A common shares redeemed in connection with the initial business combination.

In addition, prior to the closing of the Business Combination, holders of Class B Common Stock shall have the exclusive right to vote for the election or removal of directors. Following the closing of our initial business combination, except as otherwise required by law or our Amended and Restated Articles of Incorporation, at any annual or special meeting of our shareholders, the holders of our Class A common shares shall have the right to vote for the election of directors and on all other matters properly submitted to a vote of the shareholders.

Immediately after consummation of the Business Combination, our Board of Directors will consist of five members. Three of such directors must satisfy applicable independent director requirements.  Please see “Management of the combined company.” In addition, in connection with the consummation of the Business Combination, the parties to the Merger Agreement will enter into a Voting Agreement for a period of two years, relating to the election of directors of Hunter Maritime in order to effect the foregoing director appointments.

65

DESCRIPTION OF THE COMBINED COMPANY FOLLOWING THE BUSINESS COMBINATION

Overview

After the consummation of the Business Combination, Hunter Maritime will commence operations through its wholly-owned subsidiary, NCF Wealth Group. NCF Wealth Group is a leading fintech company in China, primarily focused on connecting investors and borrowers, providing multi-scenario investment analysis to platform users to meet their diversified investment needs, and building a closed-loop ecosystem in the field of internet finance. It also provides technical support for borrowers when they announce their financing needs. NCF Wealth Group aims to provide simplified, convenient and flexible financing solutions to both small and medium enterprises (“SME”) and individual borrowers. NCF Wealth Group facilitated over RMB 300 billion (approximately $44 billion based on the exchange rate of 0.145558 as of September 30, 2018) in transactions from its inception in July 2013 through September 2018. In 2016 and 2017, NCF Wealth Group facilitated transactions over RMB 77 billion and RMB 95 billion, respectively (approximately $12 billion and $14 billion based on the average exchange rate of 0.150547 and 0.148014 for 2016 and 2017).

NCF Wealth Group operates a leading online marketplace under the brand name of ‘Wangxin Puhui’ through its subsidiary Beijing Oriental. This is an online peer-to-peer platform that matches borrowers with investors and executes transactions. At the same time, the platform provides for contract execution, fund clearing and other services to facilitate the transaction. Wangxin Puhui offers borrowers that successfully complete its online application and meet its borrower requirements quick and convenient access to capital at competitive rates. To provide a transparent marketplace, the interest rates, transaction fees, and other charges are disclosed to borrowers upfront. Its borrowers and investors mainly come from online sources, such as the internet and its mobile applications or from referrals of asset cooperative institutions (entities that introduce qualified borrowers) and funding cooperative institutions (entities that introduce investors and other funding sources).

NCF Wealth Group also operates an internet platform under the brand name of ‘Wangxin’ which is positioned as an open platform for financial technology, providing information publishing, information display, information exchange, and online user diversion services for organizations in a variety of industries including insurance sales, securities and fund sales. At the same time, Wangxin provides technical platforms and operational solutions for various cooperative organizations, and helps cooperative organizations to improve the efficiency of customer management.

NCF Wealth Group provides investors with the potential for attractive returns with investment thresholds as low as RMB 100 (approximately $14 based on the exchange rate of 0.145558 as of September 30, 2018). Investors have the option to individually select specific products to invest in or to use NCF Wealth Group’s smart matching tool that identifies and recommends products on the basis of a targeted return. NCF Wealth Group currently conducts its business operations exclusively in China, and its online consumer finance marketplace does not facilitate investments by investors located outside of China.

In March 2017, NCF Wealth Group launched a new program to cooperate with financial exchanges and promote exchange administered product program (“E-APP”). The E-APP includes (I) product registration services and (II) promotion services on best efforts basis and (III) Data Processing Technical Services.

NCF Wealth Group believes it has developed an industry-leading risk management system using its proprietary decision-making model of credit risk and fraud detection modules. NCF Wealth Group accumulates data from its expanding borrower base and its proprietary risk management system enables NCF Wealth Group to assess the creditworthiness of borrowers more effectively in a market where reliable credit scores and borrower databases are still at an early stage of development. This system also enables NCF Wealth Group to appropriately price the risks associated with borrowers, reduce delinquency rates, and offer credit investment opportunities to investors.

NCF Wealth Group also operates a wealth management business. With macro and micro analysis of financial markets coupled with independent and objective screening criteria, NCF Wealth Group provides high-quality investment products and other comprehensive asset management services to high net worth clients, family businesses and institutional investors.

Currently, NCF Wealth Group generates revenues primarily from transaction and service fees, and sales commission fees charged for the above-mentioned services. It also charges investor service fees for using its smart matching tool or investment reservation tool. As an information intermediary for borrowers and investors, the Group acts as an agent and does not have any legal obligations for the loans or securities facilities.

NCF Wealth Group has experienced rapid growth since its inception. During the years ended December 31, 2016 and 2017, total transaction volume increased by 9% and 24%, respectively, and annualized transaction volume (which annualizes loans of less than year) increased 95% and 74%, respectively. Based on publicly available industry data, due to the impact of economic conditions and deleveraging policies of the Chinese government, the monthly transaction volume of the whole P2P industry in September 2018 decreased by 47% when compared with the monthly transaction volume in January 2018 while the monthly transaction volume of NCF Wealth Group in September 2018 increased by 17% when compared with the monthly transaction volume in January 2018. With the tightening of regulations, many non-compliant or poorly-operated platforms in the industry have gradually ceased operations; however, NCF Wealth Group believes that its transaction volume increased due to the trust its customers place in its platform.

There is significant growth in the accumulated number of NCF Wealth Group’s registered users (who have registered on the platform) and investors (who have registered on the platform and made an investment) which increased from 7.6 million and 3.2 million, respectively, as of December 31, 2016 to 11.1 million and 3.9 million, respectively, as of December 31, 2017, and the respective growth rates are 47% and 21%.

NCF Wealth Group’s Competitive Strengths

NCF Wealth Group believes that the following competitive strengths have contributed to its growth and helped it to take advantage of the substantial market opportunity:

Large pool of Potential Customers

NCF Wealth Group’s investing customers include affluent investors living in China with personal investable assets of less than RMB 7 million (approximately $1 million based on the exchange rate of 0.145558 as of September 30, 2018) and who seek steady returns with diversified investments but have limited investment options. A large number of investing customers in China fall in this scale, and it is obviously an attractive market opportunity for NCF Wealth Group.

66

Active Investor Base

In addition, As of September 30, 2018, over 41% of NCF Wealth Group’s initial investors have made a second investment through NCF Wealth Group and over 21% of NCF Wealth Group’s initial investors have made a third investment through NCF Wealth Group.

Large pool of Potential Borrowers

According to the "2018 China Consumer Credit Market Research," the scale of consumer finance has climbed from 679.8 billion yuan in January 2010 to 8.45 trillion yuan in October 2018, and the proportion of domestic loans rose from 1.7% to 6.3%. However, the domestic consumer finance industry's consumer credit (excluding mortgages) accounted for only 20% of total consumer spending in 2015, lower than South Korea's 41% and the US's 28%. This indicates that the development of China's consumer finance industry is lagging behind that of developed countries.

According to Capital Gap Of Funding SMEs: Analysis Of The Disadvantages And The Opportunities In Funding SMEs In Emerging Market written by Institute of Dongxing Securities, in China, the potential financing demand from SMEs has reached RMB 44 trillion while the capital supply was only RMB 25 trillion, meaning 43% of the demand was underserved. Bank loans account for 60% of the capital supplied but support only 15.5% of the total SMEs, which means most of the capital flows to only a small number of businesses. As a result, at least 80% of the SMEs in China, especially the small and micro businesses, still face serious problems of tight cash flow.

Active Borrower Base

The borrowers on NCF Wealth Group’s platform includes both individual borrowers and corporate borrowers. The borrowers increased from approximately 65,000 in 2016 to approximately 1.8 million in 2017, an increase of 2,649%. In terms of the amount of borrowing facilitated by NCF Wealth Group, the proportion of SMEs’ borrowings to the total borrowings was 76%, 85% and 94% respectively in 2016, 2017 and the first nine months of 2018.

Innovative Wealth Management

Unlike traditional wealth management companies, NCF Wealth Group combines its online and offline services in order to meet the demands of its customers. The information obtained from the data online offers NCF Wealth Group an opportunity to analyze changes in demand of its users, allowing it to adjust wealth management products in a timely fashion. The information obtained also supports NCF Wealth Group’s compliance and risk control management.

NCF Wealth Group uses an innovative mobile customer relationship system for wealth management that provides real-time data tracking, high-quality investment recommendations, label management to customers, performance comparisons and real-time settlement of commissions. The system has the ability to manage every action a customer wishes to take, such as topping up, withdrawing and re-investing to realize real-time data tracking. It can also analyze users’ investment preferences on term, interest rate, and product type, among other variables. The system can also compare investment performance among different products or in different periods.

Big Data-based Individual and SME Lending System

NCF Wealth Group has an advanced and proprietary risk management system making use of online big data analysis. It has developed an advanced individual system and an advanced enterprise system. Its system can detect multiple features of its users, including user authentication, user behavior, borrowing history, fingerprinting devices, identity attributes and solvency. With over five years of experience with the financial services of private enterprises and SMEs, NCF Wealth Group has accumulated abundant project resources and first-hand data. A major risk in NCF Wealth Group’s business is information asymmetry on a borrower, and NCF Wealth Group combines know your client principles and information cross-validation techniques, including risk valuation, fraud recognition, value exploration and loss forecast to reduce the risk a a loan being made to a borrower that will default.

Embracing Regulation

NCF Wealth Group is one of the Founding Members of the National Internet Finance Association of China, and is the Executive Vice President Institution of the Beijing Internet Finance Industrial Association. NCF Wealth Group has strictly complied with the regulatory requirements in China and has completed a self-examination and applied to receive a compliance inspection by the regulatory authorities.

Experienced Management Team

NCF Wealth Group has a strong management team with a long history in the consumer financial industry in China. Its President, Huanxiang Li, has over 15 years of experience in the financial industry. The CEO, Jia Sheng, has twelve years of experience in internet and finance. The COO, Xin Li, possesses a deep understanding of the industry with more than 10 years of experience in the financial industry and many years of management experience. In addition, since its inception, NCF Wealth Group has adopted robust corporate governance policies and practices and has engaged extensively with key regulators to ensure compliance with evolving PRC laws and regulations and help to shape the best practices in Chinese marketplace.

NCF Wealth Group’s Growth Strategies

NCF Wealth Group plans to implement the below key strategies to continue its development.

67

Offer more diversified products

NCF Wealth Group expects to expand its targeted investor base by offering a more comprehensive suite of investment products with a wider range of risk-return profiles. NCF Wealth Group intends to attract more investors by providing them with diversified investment products tailored to their characters. For example, NCF Wealth Group will offer a new product with higher yields associated with higher risks to investors with the appetite for such risk and the ability to afford the potential losses.

Continue to increase borrowers

NCF Wealth Group plans to increase the number of borrowers by expanding its project resources to more private companies and SMEs under financing pressure. NCF Wealth Group will focus on attracting borrowers with good credit records according to its risk management system. NCF Wealth Group will enhance its relationship with borrowers by providing flexible financing services to meet borrowers’ needs.

Continue to invest in its technology platform

NCF Wealth Group plans to continue to develop its proprietary technologies and data sources to improve risk control and the speed of lending. NCF Wealth Group plans to increase the efficiency of its lending and customer satisfaction by providing artificial intelligence advisory services to both borrowers and investors. Investors can receive a brief and general introduction of diversified product offerings by communicating with intelligent robots. Borrowers can receive their loans much more quickly by using the auto assessment on credit evaluation.

Accelerate internationalization

NCF Wealth Group plans to expand to Hong Kong and Singapore by the end of 2019, and anticipates expanding to more countries such as the United Kingdom, Australia, New Zealand and the United States in the future.

NCF Wealth Group’s Borrowers

Borrower Profile

NCF Wealth Group targets both SMEs and individuals in China. As of September 30, 2018, 70% of its borrowers are private companies (including SMEs) and 30% of its borrowers are individuals in terms of annualized borrowing amount.

Borrower Acquisition

NCF Wealth Group mainly depends on the referrals of asset cooperative institutions with which NCF Wealth Group cooperates to obtain its borrowers. Asset cooperative institutions are companies that introduce qualified borrowers to NCF Wealth Group. In addition, NCF Wealth Group utilizes online channels, such as website, mobile application, and social media (such as WeChat), to attract new borrowers.

NCF Wealth Group’s Customers

Investor Profile

NCF Wealth Group welcomes customers domiciled in China with an appetite for investment opportunities with stable returns. Currently, NCF Wealth Group focuses its efforts on attracting individual customers and 97% of its customers are individuals, in terms of annualized borrowing amount.

NCF Wealth Group believes that the large and rapidly growing sector of Chinese individual investors is currently underserved by traditional financial institutions in China. NCF Wealth Group believes that the average investment returns on NCF Wealth Group’s marketplace, ranging from 5% to 12.5%, are generally higher than those of traditional financial institutions.

Investor Acquisition

NCF Wealth Group has attracted a large number of investors to its marketplace through online channels, such as its website, mobile application and social media (such as WeChat). NCF Wealth Group has also acquired many high net worth investors through its wealth management teams. NCF Wealth Group’s investor acquisition efforts are primarily directed towards enhancing its brand name and building investor trust.

NCF Wealth Group’s Products and Services

As an Internet information intermediary platform, NCF Wealth Group connects the investors and the borrowers efficiently and safely utilizing advanced technology such as artificial intelligence, big data, and cloud computing. NCF Wealth Group has the ability to match the investment needs of investors with the capital needs of the borrowers, and charges service fees as a result.

NCF Wealth Group also cooperates with financial exchanges with a program to promote exchange administered financial instruments (“E-APP”).  The E-APP includes (I) product registration services and (II) promotion services on best efforts basis and (III) Data Processing Technical Services.

Products Offered to Borrowers

Based on the intended purpose of the capital, NCF Wealth Group’s online market place facilitates the following products to borrowers:

Products Offered to Individual Borrowers

NCF Wealth Group’s online marketplace facilitates financing products to individual borrowers to meet their specific needs. Most of NCF Wealth Group’s products offered to individual borrowers feature fixed monthly payments and offer terms from three to 24 months.

68

Products Offered to Corporate Borrowers

NCF Wealth Group’s online marketplace facilitates financing products to corporate borrowers or the owners of companies to satisfy the capital needs for the operations of those entities. Most of NCF Wealth Group’s products feature fixed monthly payments and offer terms within 12 months.

Products Offered to Investors

Through NCF Wealth Group’s marketplace, investors have the opportunity to invest in a wide range of products:

(1) P2P products, which are loans that investors, individual borrowers and SME borrowers consummate directly through NCF Wealth Group’s platform;

(2) Targeted financing products and income right transfer products of local financial asset exchanges. Targeted financing products are for companies that have direct financing needs, and the source of repayment is mainly the company’s future income. Income right transfer products are for companies that have an income right and would like to transfer the income right for an immediate cash payment.

(3) Debt acquisition products by financial leasing/factoring companies. These products are for companies that have cash flow or other asset income rights. NCF Wealth Group will recommend them to financial leasing companies or factoring companies that have financial leasing or factoring demand, and the financial leasing company or factoring companies acquire the rights held by the borrowers at a price agreed upon through negotiation.

NCF Wealth Group has invented and developed the following investing tools to help investors match with the appropriate products more efficiently:

•	smart matching tool

With automatic matching and automatic transfer technology, the funds of an investor would be distributed based on the investor’s authorization according to a certain proportion that matches different borrowing items, upon which the calculation of interest would also begin automatically.

•	investment reservation tool

Providing investors with reservation and lending functions with different terms, the system automatically matches borrowers and investors, and investors can reserve multiple projects with different terms at the same time.

Wealth Management Products

NCF Wealth Group also recommends certain investments to investors, such as the products of securities companies and insurance broker companies, as well the products of publicly offered funds and private equity funds of its wholly-owned subsidiary Shenzhen Yingxin Fund Sales Co., Ltd. During this process, NCF Wealth Group provides comprehensive asset management services with professional, independent and objective screening criteria through macro and micro analysis of financial markets.

NCF Wealth Group’s Transaction Process

NCF Wealth Group’s Transaction Process for Peer-to-Peer Borrowers

NCF Wealth Group believes that its online marketplace offers a superior overall user experience with a fast loan application process based on an advanced credit assessment procedure. NCF Wealth Group’s platform enables borrowers to undertake the entire process from initial application to repayment online. NCF Wealth Group sets up different application procedures with decision-tree processes as well as management standards for individual borrowers and corporate borrowers to achieve an efficient loan process.

Stage 1: Application

NCF Wealth Group’s borrower loan application process begins with the submission of a loan application by a prospective borrower.

In the case of individual borrowers, they can complete the loan application process through online channels, such as website and mobile application. After an individual borrower has finished registration online and filed the loan application, NCF Wealth Group will acquire relevant personal details of the individual borrower with his or her permission. Typically, NCF Wealth Group will require the individual borrowers to provide the following personal information:

•	basic information: including name, identification number, age, income and profession, etc.;

•	relevant device data: including information such as the identification and the Internet Protocol address of the device, the model of the mobile phones and the device location, etc.;

•	information gathered by telecom carriers: including information such as telecom carrier’s name, duration of call, frequency of call, number of persons contacted, etc.;

•	credit card information: including credit line, credit card statements, etc.;

•	e-commerce platform information: including amount of consumption and consumption details etc.;

•	credit information: including loan application status, overdue status, debts, etc.

69

In the case of corporate borrowers, the loan application process would be facilitated by NCF Wealth Group’s staff. After a corporate borrower has filed a loan application, NCF Wealth Group’s staff would collect the following information:

•	business license;

•	legal person’s identification;

•	financial statements for the past three years;

•	credit report of the corporate and its legal person;

•	articles of association;

•	board resolutions and shareholders’ resolutions; and

•	related information of the guarantor.

NCF Wealth Group may acquire supplementary information for corporate borrower through public channels which mainly includes:

•	litigation and/or arbitration that the corporate borrower is involved in;

•	information of the affiliated enterprise(s);

•	information of the industry that the corporate borrower is in;

•	public opinion of the corporate borrower and its legal person.

Stage 2 Decision Making

After the completion of the loan application, NCF Wealth Group’s risk control team will be involved in the decision making procedure to review the information collected. NCF Wealth Group applies different decision making methods for individual borrowers and corporate borrowers.

For individual borrowers, NCF Wealth Group has developed its own artificial intelligence risk control model to assess and approve or deny the individual borrowers’ loan applications. NCF Wealth Group’s artificial intelligence risk control model is primarily based on the following two types of models:

•	anti-fraud model: NCF Wealth Group utilizes intelligent image recognition technology to identify the authenticity of the identity of the individual borrowers. The anti-fraud model has the ability to discern group fraud activities such as fraud by intermediate agents;

•	risk assessment model: NCF Wealth Group’s risk assessment model utilizes machine learning technology to process the applications of individual borrowers.

For corporate borrowers, NCF Wealth Group applies the following steps:

•	due diligence: NCF Wealth Group’s operation staff and risk management staff conduct field due diligence procedures, including management team interviews and business operation site visits to verify the business operations, financial status and legal compliance status of the corporate borrower;

•	cross check: After NCF Wealth Group obtains the due diligence data, industry data and the data submitted by the corporate borrower, NCF Wealth Group cross checks the information and comes to a conclusion on the actual financial status of the corporate borrower;

•	comprehensive credit assessment: NCF Wealth Group’s senior risk control staff then assess the industry risk, management ability, profitability and repayment ability of the corporate borrowers before making a decision.

Stage 3 Listing

After the borrower’s loan application is approved, NCF Wealth Group would publish the borrower’s loan application on NCF Wealth Group’s platform with the borrower’s permission, and will reveal the borrower’s related information to the extent permitted by law. Investors can then access the information to make their own investment decision.

Stage 4 Loan disbursement

If the loan amount that the borrower has applied for is fully raised through the NCF Wealth Group’s platform within the prescribed period, NCF Wealth Group transfers the loan amount from investors to the borrower’s bank account directly through NCF Wealth Group’s cooperative bank, and the borrower pays the service fee to NCF Wealth Group.

If the loan amount that the borrower has applied is not fully raised, the fund raising procedure is terminated.

Stage 5 Repayment

After the borrower has received the loan, it repays the loan according to the pre-agreed repayment schedule. NCF Wealth Group assists investors to manage the repayment process by, among other things:

70

•	sending repayment reminder messages to the borrower when the loan is due for repayment; and

•	revealing and sending post-loan check and post-loan information regarding the borrower to the investor.

Stage 6 Collection

Each loan has a guarantor who perform guarantee obligation when the borrower fails to repay the loan. When a loan is overdue, the guarantor or the assets co-operation institution (when the guarantor has not performed its guarantee obligation) shall on behalf of the investor collect the loan from the borrower. The collection methods include telephone collection, on-site collection and litigation collection, etc. During the collection procedure, NCF Wealth Group provides assistance and co-operation, and NCF Wealth Group supervises the collection institution to ensure the legality, compliance and effectiveness of the collection activity to protect the legal rights of the investors and the borrowers, but does not currently guarantee any such loan.

NCF Wealth Group’s Transaction Process for Investors

NCF Wealth Group’s Transaction Process for Loan Products

Through NCF Wealth Group’s online marketplace, investors have the opportunity to invest in a wide range of loan products with attractive returns. An investor can complete its investment procedure on the NCF Wealth Group’s platform, including registration, account opening, and subscription and redemption of the investment.

Step 1 Registration

First the investors register on NCF Wealth Group’s platform. They upload basic personal information to complete the registration.

Step 2 Account Opening

Investors open an account on NCF Wealth Group’s platform. The investment account is administered by a bank or payment company selected by NCF Wealth Group.

Step 3 Pre-investment assessment

Investors complete the risk assessment evaluation to determine the investor’s risk preference level. NCF Wealth Group recommends investment products and investment amounts to investors based on their evaluation results. The risk assessment assists the investors in finding suitable investment targets.

Step 4 Subscription of the Investment

While NCF Wealth Group may recommend suitable investment products and amounts based on investors’ risk assessment results, investors can choose different investment products with different terms, interest rates and types of loans at their own will pursuant to the loan information available on the NCF Wealth Group’s platform.

Step 5 Redemption of the investment

NCF Wealth Group assists investors in managing the repayment process by the borrowers. The repayment of the loan will, through the banking system, be automatically transferred to the investment account to complete the redemption of the investment.

NCF Wealth Group’s Transaction Process for Wealth Management Products

High net worth individuals are the core resource of NCF Wealth Group. NCF Wealth Group provides consistent value-added services to customers from pre-investment product selection and subscription, investment product information disclosure and delivery, and post-investment product repayment and communication. As NCF Wealth Group is not subject to any third-party product supplier, NCF Wealth Group has the ability to provide its customers professional, independent and objective finance management advice and NCF Wealth Group believes the core of its success is its comprehensive, consistent, sound, individualized and professional service. NCF Wealth Group has specialized investment consultant to take charge of the communication with customers and determine their investment target and risk exposure. NCF Wealth Group provides to the high net worth individuals the following services:

1、 Financial plan

NCF Wealth Group allocates to each high net worth individual a specialized investment consultant who is responsible for daily financial management and services. NCF Wealth Group’s investment consultant provides individualized asset allocation strategy to customers, who are mainly high net worth individual investors, through the communication with the customer based on the analysis and assessment on the customers’ financial status, past investment experience, investment risk exposure and investment target. NCF Wealth Group’s investment consultant also provides customers with consistent financial plan consultancy services with adjustments based on economy and market conditions.

2、Asset allocation

NCF Wealth Group assists customers in asset allocation based on the financial plan risk profile, introducing the customers to products and assisting them in making purchasing decisions. NCF Wealth Group’s customers are the ultimate decision makers when purchasing products. NCF Wealth Group’s investment consultants follow strict disclosure and compliance procedures to ensure that the customer subscribes for investment products based on full knowledge of the product information. When a customer decides to purchase any of the investment products recommended by NCF Wealth Group, NCF Wealth Group will inform the relevant product management party of the investment purpose of the customer after verifying that the customer is eligible for the subscription, and the customer shall complete the transaction directly with the product provider. NCF Wealth Group does not accept the customer's authorization or instructions to conduct transaction activities or execute transaction on behalf of the customer. Because NCF Wealth Group is not involved in the transaction or its settlement, it avoids the risks associated with such services, including human error in the execution of customer’s orders or technical system failures.

71

3、Post-investment service

For customers who purchase products through NCF Wealth Group, NCF Wealth Group will disclose the latest information relating to the product and relevant information of the management party to them through SMS and email. In addition, NCF Wealth Group provides its customers with various investor education services, such as investment presentations, investment seminars and market analysis sessions.

NCF Wealth Group’s Technology and Risk Management System

The credit infrastructure in China is still under development, and China currently lacks a reliable national credit information system. To that end, NCF Wealth Group has developed its own risk management system for borrowers to identify credit risk effectively.

For risk control on individual borrowers, NCF Wealth Group has developed Tianyuan Intellectual Risk Control System or Tianyuan. Tianyuan consists of the following:

•	big data system: with the permission of the individual borrowers, NCF Wealth Group collects and stores the individual borrowers’ personal data relating to the whole loan period, including structural data (for example, individual borrower’s name, identification number, age, income, profession, etc.), semi-structural data and non-structural data (for example, video, image, voice record, etc.). The individual borrowers’ personal data forms the foundation for risk control and system development;

•	intellectual model laboratory: a visible model development and data analysis system, with direct access to the data in the big data system. It employs multiple algorithms and algorithm frameworks to automatically develop Tianyuan on its own, and can also analyze the big data using its statistical analysis tool. The intellectual model laboratory contains development tools for customized intellectual models, and has the ability to assist NCF Wealth Group risk control staff to process advanced algorithm and advanced intellectual models.

•	intellectual decision making engine: it is a visible and intellectual decision making tool with direct access to the intellectual model laboratory to efficiently complete the risk management process.

•	risk monitoring and warning system: it monitors and supervises the entire loan period of the individual borrowers on the basis of big data system, and can issue timely warning to NCF Wealth Group’s risk control staff by drawing their attention to any actions undertaken by the individual borrowers and their asset portfolios.

For risk control on corporate borrowers, NCF Wealth Group has developed a risk control procedure combining big data from big data systems and a model to process risk control procedure, including data collection, loan limit monitoring, approval and post-loan management. NCF Wealth Group’s risk control on corporate borrowers combines its own and third party’s big data with the experience of the risk control experts to increase the efficiency and accuracy of risk control.

Contractual Arrangements with Beijing Jing Xun Shi Dai Technology Limited Liability Company (“Jing Xun Shi Dai”) and Beijing Oriental Union Investment Management Limited Liability Company (“Beijing Oriental”)

Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunications services, and Internet content provision services in particular, NCF Wealth Group currently conducts its activities through Jing Xun Shi Dai and Beijing Oriental, which NCF Wealth Group effectively controls through a series of contractual arrangements. These contractual arrangements allow NCF Wealth Group to:

•	exercise effective control over Jing Xun Shi Dai and Beijing Oriental;

•	receive substantially all of the economic benefits of Jing Xun Shi Dai and Beijing Oriental; and

•	have an exclusive option to purchase all or part of the equity interests in Jing Xun Shi Dai and Beijing Oriental when and to the extent permitted by PRC law.

As a result of these contractual arrangements, NCF Wealth Group has become the primary beneficiary of Jing Xun Shi Dai and Beijing Oriental, and NCF Wealth Group treats Jing Xun Shi Dai and Beijing Oriental as its variable interest entity under U.S. GAAP.

Agreements that Provide NCF Wealth Group Effective Control over Jing Xun Shi Dai and Beijing Oriental

Equity Interest Pledge Agreements Pursuant to the equity interest pledge agreements, each of Mr. Zhenxin Zhang and Ms. Huanxiang Li, as the respective 99% and 1% equity holders of both Jing Xun Shi Dai and Beijing Oriental, has pledged all of his/her equity interest in Jing Xun Shi Dai and Beijing Oriental to guarantee the shareholders’ and Jing Xun Shi Dai and Beijing Orientals’ performance of their obligations under the exclusive business cooperation agreement, exclusive option agreement and power of attorney. If Jing Xun Shi Dai and Beijing Oriental or any of its shareholders breaches their contractual obligations under these agreements, Beijing NCF Cloud Service Information Technology Co., Limited (“NCF Cloud Service”), under the agreement with Jing Xun Shi Dai, Beijing NCF Financial Service Information Technology Co., Limited, previously Beijing Huarong Ju Hui Investment Consulting Co., Ltd., (“NCF Financial Service”) under the agreement with Beijing Oriental, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including being paid in priority based on the monetary valuation that the equity interest is converted into or receiving proceeds from the auction or sale of the pledged equity interests of Jing Xun Shi Dai and Beijing Oriental in accordance with the PRC law. Each of the shareholders of Jing Xun Shi Dai and Beijing Oriental agrees that, during the term of the equity interest pledge agreements, he will not transfer the pledged equity interests or place or permit the existence of any security interest or encumbrance on the pledged equity interests without the prior written consent of each of NCF Cloud Service and NCF Financial Service. The equity interest pledge agreements remain effective until Jing Xun Shi Dai and Beijing Oriental and their shareholders discharge all of their obligations under the contractual arrangements. NCF Wealth Group has registered the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

72

Powers of Attorney Pursuant to the powers of attorney, each shareholder of Jing Xun Shi Dai and Beijing Oriental has irrevocably appointed Mr. Zhang Zhenxin to act as such shareholder's exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Jing Xun Shi Dai and Beijing Oriental requiring shareholder approval, disposing of all or part of the shareholder's equity interest in Jing Xun Shi Dai and Beijing Oriental, and appointing directors and executive officers. Mr. Zhang Zhenxin is entitled to designate any person to act as such shareholder's exclusive attorney-in-fact without notifying or the approval of such shareholder, and if required by PRC law, Mr. Zhang Zhenxin shall designate a PRC citizen to exercise such right. Each power of attorney will remain in force for so long as the shareholder remains a shareholder of Jing Xun Shi Dai and Beijing Oriental. Each shareholder has waived all the rights which have been authorized to Mr. Zhang Zhenxin and will not exercise such rights.

Agreement that Allows NCF Wealth Group to Receive Economic Benefits from Jing Xun Shi Dai and Beijing Oriental

Exclusive Business Cooperation Agreement Under the exclusive business cooperation agreement between NCF Cloud Service and Jing Xun Shi Dai, and the exclusive business cooperation agreement between NCF Financial Service and Beijing Oriental, each of NCF Cloud Service and NCF Financial Service has the exclusive right to provide Jing Xun Shi Dai and Beijing Oriental with technical support, consulting services and other services. Without each of NCF Cloud Service and NCF Financial Service's prior written consent, Jing Xun Shi Dai and Beijing Oriental agree not to accept the same or any similar services provided by any third party. Each of NCF Cloud Service and NCF Financial Service may designate other parties to provide services to Jing Xun Shi Dai and Beijing Oriental. Jing Xun Shi Dai and Beijing Oriental agree to pay service fees on a monthly basis and at an amount determined by each of NCF Cloud Service and NCF Financial Service after taking into account multiple factors, such as the complexity and difficulty of the services, respectively, provided, the time consumed, the content and commercial value of services provided and the market price of comparable services. Each of NCF Cloud Service and NCF Financial Service owns the intellectual property rights arising out of the performance of this agreement. In addition, Jing Xun Shi Dai and Beijing Oriental have granted NCF Cloud Service and NCF Financial Service an irrevocable and exclusive option to purchase any or all of the assets and businesses of Jing Xun Shi Dai and Beijing Oriental at the lowest price permitted under PRC law. Unless otherwise agreed by the parties or terminated by each of NCF Cloud Service and NCF Financial Service unilaterally, this agreement will remain effective permanently.

Agreements that Provide NCF Wealth Group with the Option to Purchase the Equity Interest in Jing Xun Shi Dai and Beijing Oriental

Exclusive Option Agreements Pursuant to the exclusive option agreements, each shareholder of Jing Xun Shi Dai and Beijing Oriental has irrevocably granted NCF Cloud Service and NCF Financial Service, respectively, an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder's equity interests in Jing Xun Shi Dai and Beijing Oriental. The purchase price is nominal price or the minimum price required by PRC law. If each of NCF Cloud Service and NCF Financial Service exercises the option to purchase part of the equity interest held by a shareholder, the purchase price shall be calculated proportionally. Jing Xun Shi Dai and Beijing Oriental and each of its shareholders have agreed to appoint any persons designated by each of NCF Cloud Service and NCF Financial Service to act as Jing Xun Shi Dai and Beijing Orientals’ directors. Without each of NCF Cloud Service and NCF Financial Service's prior written consent, Jing Xun Shi Dai and Beijing Oriental shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans to any third parties, enter into any material contract with a value of more than RMB 100,000 (approximately $14,556 based on the exchange rate of 0.145558 as of September 30, 2018) in the case of Beijing Oriental or RMB 50,000,000 (approximately $7 million based on the exchange rate of 0.145558 as of September 30, 2018) in the case of Jing Xun Shi Dai (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. The shareholders of Jing Xun Shi Dai and Beijing Oriental have agreed that, without each of NCF Cloud Service and NCF Financial Service’s prior written consent, they will not dispose of their equity interests in Jing Xun Shi Dai and Beijing Oriental or create or allow any encumbrance on their equity interests. These agreements will remain effective until all equity interests of Jing Xun Shi Dai and Beijing Oriental held by their shareholders have been transferred or assigned to each of NCF Cloud Service and NCF Financial Service or its designated person(s).

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. In particular, in January 2015, the MOFCOM published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of "actual control" in determining whether a company is considered a foreign-invested enterprise (FIE). Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately "controlled" by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the "variable interest entity" structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft may be signed into law, if at all, and whether any final version would have substantial changes from the draft. Accordingly, the PRC regulatory authorities may in the future take a viewpoint contrary to the above opinion of NCF Wealth Group’s PRC legal counsel. If the PRC government finds that the agreements that establish the structure for operating NCF Wealth Group’s online consumer finance marketplace business do not comply with PRC government restrictions on foreign investment in value-added telecommunications services businesses, such as internet content provision services, NCF Wealth Group could be subject to severe penalties, including being prohibited from continuing operations.

Insurance

NCF Wealth Group does not maintain property insurance policies covering equipment and other property against risks and unexpected events. NCF Wealth Group provides social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for its employees. NCF Wealth Group does not maintain business interruption insurance or general third-party liability insurance, nor does it maintain product liability insurance or key-man insurance. NCF Wealth Group considers its insurance coverage to be sufficient for its business operations in China.

73

Competition

The online consumer finance marketplace industry in China is intensely competitive and NCF Wealth Group competes with other consumer finance marketplaces. Its key competitors include Lujinsuo (Lufax) and Yirendai (YRD). In light of the low barriers to entry in the online consumer finance industry, more players may enter this market and increase the level of competition. NCF Wealth Group anticipates that more established internet, technology and financial services companies that possess large, existing user bases, substantial financial resources and established distribution channels may enter the market in the future.

NCF Wealth Group also competes with other financial products and companies that attract borrowers, investors or both. With respect to borrowers, it competes with other consumer finance marketplaces and traditional financial institutions, such as consumer finance business units in commercial banks, credit card issuers and other consumer finance companies. With respect to investors, NCF Wealth Group primarily competes with other investment products and asset classes, such as equities, bonds, investment trust products, bank savings accounts and real estate.

Intellectual Property

NCF Wealth Group uses a combination of software copyrights, trademarks, patents, domain names and other rights to protect its intellectual property and its brand.

In mainland China, it has completed registration of one software copyright registered under Beijing Oriental in 2015, 11 software copyrights registered under NCF Cloud Service in 2016, 10 software copyrights registered under NCF Cloud Service in 2017 with Copyright Protection Center of China. NCF Wealth Group is applying for 35 pending patents under NCF Cloud Service with National Intellectual Property Administration. NCF Wealth Group has registered 36 domain names, of which 15 domain names under Beijing Oriental, 14 domain names under Jing Xun Shi Dai, four domain names under Xin Zu Technology, two domain names under Yinghua Wealth, and one domain name under Yinxin Fund. NCF Wealth Group has registered 102 trademarks with Trademark Office of The State Administration for Industry & Commerce of the People's Republic of China, of which 98 trademarks under Beijing Oriental, and four trademarks under Jing Xun Shi Dai.

Outside China, NCF Wealth Group has registered 58 trademarks in Singapore, the United Kingdom, the European Union, Hong Kong, and the Philippines, and is in the process of applying for 264 pending trademarks in the United States, Japan, Canada, South Korea, Australia, New Zealand and other countries.

In addition to NCF Wealth Group’s intellectual property rights, NCF Wealth Group believes it maintains a competitive advantage over its peers through its in-depth knowledge in China's credit industry and its continuously evolving proprietary technology and know-how.

NCF Wealth Group also enters into contracts with its employees and third-party partners to prevent any unauthorized dissemination of its technology.

To date, NCF Wealth Group has not experienced any material misappropriation of its intellectual property. Despite NCF Wealth Group’s efforts to protect its proprietary rights, third parties may attempt to use, copy or otherwise obtain and market or distribute its proprietary technology or develop a similar platform. NCF Wealth Group cannot be certain that the steps it has taken or will take in the future will prevent misappropriations of its technology and intellectual property rights.

Facilities

NCF Wealth Group’s headquarters are located in Beijing. It leases an aggregate of approximately 4,874 square meters of office space for its headquarters in Beijing.

Employees

As of December 31, 2018, NCF Wealth Group had 902 employees. NCF Wealth Group cultivates a productive culture for its employees and aims to foster a strong sense of loyalty and dedication with them. NCF Wealth Group strives to motivate its employees with a clear career path and opportunities to improve their skillset. NCF Wealth Group provides mandatory training to its employees upon hiring and on an ongoing basis as appropriate for their assigned duties and potential skillset enrichment. In particular, NCF Wealth Group provides regular training for all operation employees.

Compensation for NCF Wealth Group employees typically comprises basic salaries and discretionary bonuses. NCF Wealth Group provides employees in China with benefits as required under the relevant laws. NCF Wealth Group believes its relationship with its employees is good, and has not experienced any material labor disputes or work stoppages.

As required by PRC Laws and regulations, NCF Wealth Group participates in various government statutory employee benefit plans, including a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan and a housing provident fund. NCF Wealth Group is required under PRC law to contribute to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of its employees up to a maximum amount specified by the local government from time to time.

NCF Wealth Group enters into standard labor contracts with their employees. NCF Wealth Group also enters into standard confidentiality and non-compete agreements with their executive officers.

Legal Proceedings

NCF Wealth Group is currently not a party to any material legal or administrative proceedings. NCF Wealth Group may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, may result in additional costs and diversion of its resources, including its management's time and attention.

74

REGULATION

This section sets forth a summary of the most significant rules and regulations that affect NCF Wealth Group’s business activities in China.

As a consumer lending marketplace connecting investors with private enterprises and individual borrowers, NCF Wealth Group is regulated by various government authorities, including but not limited to:

•	the MIIT, which regulates telecommunications and telecommunications-related activities, including, but not limited to, the Internet information services and other value-added telecommunication services;

•	the PBOC, as the central bank of China, which regulates the formation and implementation of monetary policy, issuing the currency, supervising the commercial banks and assisting the administration of the financing;

•	China Banking Regulatory Commission (the “CBRC”), which regulates financial institutions and promulgating the regulations related to the administration of financial institutions.

•	Cyberspace Administration of China (“the CAOC”), which implements the guidelines and policies of internet information communication and promoting legal construction of internet information communication, guiding, coordinating and urging relevant departments to strengthen the management of Internet information content and investigating illegal websites according to law.

•	National Internet Finance Association of China (“the NIFA”), which regulates the market behavior of P2P industry institutions, protecting legitimate rights and interests of the industry, promoting institutions to serve social and economic development better and guiding healthy operation of the industry through self-regulation and member services.

Regulations Relating to Online Consumer Lending

Online consumer lending is regarded under PRC law as direct loans between parties through an Internet platform, and governed by the PRC Contract Law, the General Principles of the Civil Law of the PRC, Interim Measures for the Administration of Business Activities of Online Lending Information Intermediaries, the Guidelines for the Online Lending Fund Depository Business , the Guidelines for the Administration of Recordation Registration of Online Lending Information Intermediary Institutions, the Guidelines for the Disclosure of Information on the Business Activities of Online Lending Information Intermediary Institutions and related judicial interpretations promulgated by the Supreme People's Court.

Regulations on Consumer Lending Service Provider

On July 18, 2015, ten PRC regulatory agencies, including the PBOC, the MIIT and the CBRC, jointly issued the Guidelines on Promoting the Healthy Development of Internet Finance, or the Guidelines. The Guidelines define online consumer lending as direct loans between parties through an Internet platform, which is under the supervision of CBRC, and governed by the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People's Court. The Guidelines require that online consumer lending service providers must conduct the followings:

i.	act as an intermediary platform to provide information exchange, matching, credit assessment and other intermediary services which providing credit enhancement services and/or engage in illegal fund-raising is explicitly prohibited;

ii.	complete registration with the relevant local counterpart of the MIIT in accordance with implementation regulations that may be promulgated by the MIIT or/and the Office for Cyberspace Affairs pursuant to the Guidelines;

iii.	set up a custody account with a qualified bank in order to deposit, manage and supervise borrower and investor funds, and separate borrower and investor funds from the funds of the online consumer lending service provider, with that custody account being subject to independent audits, the results of which must be disclosed to investors and borrowers, all in accordance with implementation regulations that may be promulgated by the PBOC and other relevant regulatory agencies pursuant to the Guidelines;

iv.	fully disclose all relevant information to customers, including but not limited to the online consumer lending service provider's financial status, transaction model, the rights and obligations of customers, and provide customers with reminders of the risk of loss;

v.	not disseminate any untrue information and conduct any bundle sales;

vi.	protect the personal information of the online consumer lending service provider's customers from any unauthorized disclosure and must not sell and/or disclose such information illegally; and

vii.	establish a customer identification program, monitor and report suspicious transactions, preserve customer information and transaction records, and provide assistance to the public security department and judicial authorities in investigations and proceedings in relation to anti-money laundering matters.

On August 17, 2016, CBRC, MIIT, PBOC and other relevant government authorities published Interim Measures for the Administration of Business Activities of Online Lending Information Intermediaries, or the Online Lending Information Intermediaries Measures. The Online Lending Information Intermediaries Measures defines the consumer lending as the direct lending among individuals via Internet platforms. Individuals shall include natural persons, legal persons and other organizations. The Online Lending Information Intermediaries Measures also defines the consumer lending information intermediaries as the financial information intermediaries that specialized in consumer lending information intermediary business. Such intermediaries provide services including information collection, information release, credit assessment, information exchange, and match of lending, on the Internet as the primary channel to facilitate the direct lending between borrowers and lenders (creditors). The Online Lending Information Intermediaries Measures requires that consumer lending information intermediaries must conduct the following concerning filing and registration:

i.	register the record-filing with the local financial regulatory department at the place where it is registered with the industry and commerce authority by presenting relevant materials within ten working days after obtaining the business license;

75

ii.	after completing the record-filing with the local financial regulatory departments, apply for telecommunication business operating licenses pursuant to the relevant provisions of the competent authorities of communications;

iii.	shall be clearly identified as consumer lending information intermediaries in their business scope.

The Online Lending Information Intermediaries Measures requires that consumer lending information intermediaries shall not engage in or be entrusted to engage in any of the following activities:

i.	financing for themselves directly or in a disguised form;

ii.	accepting, collecting or gathering funds of lenders directly or indirectly;

iii.	providing security to lenders or promising break-even principals and interests directly or in a disguised form;

iv.	publicizing or promoting financing projects on other physical premises other than such digital channels as the Internet, fixed-line telephone or mobile phone by themselves or upon entrustment or authorization of any third party;

v.	making loans, unless otherwise stipulated by laws and regulations;

vi.	splitting the term of any financing project;

vii.	raising funds by issuing such financial products on their own as wealth management products, or selling bank wealth management products, assets management by securities traders, funds, insurance, trust products or other financial products on a commission basis;

viii.	carrying out business similar to asset-backed securities or conducting the transfer of creditor's rights in the form of packaged assets, asset-backed securities, trust assets, and fund units;

ix.	engaging in any form of mixture, bundling or agency with other institutions in investment, sale on a commission basis, brokerage etc., unless otherwise permitted by laws, regulations and relevant regulatory provisions on consumer lending;

x.	making up or overstating the authenticity of financing projects and the prospect of profits, concealing flaws and risks in financing projects, publicizing or promoting in biased language or by other fraudulent means in a false and one-sided way, fabricating or spreading false or incomplete information to damage others' business reputation, or misleading lenders or borrowers;

xi.	providing information intermediary services for those highly risky financing projects whose purpose is the investment in stock market, over-the-counter financing, futures contracts, structured products and other derivatives;

xii.	engaging in equity-based crowd funding etc.; and

xiii.	undertaking other activities prohibited by laws and regulations as well as relevant regulatory provisions on consumer lending.

The Online Lending Information Intermediaries Measures provides requirements for consumer lending information intermediaries, such as business rules and risk management, protection of lenders and borrowers, information disclosure, etc. Consumer lending information intermediaries shall manage their own funds and funds of lenders and borrowers separately, and select qualified banking financial institutions as agencies to deposit lenders' and borrowers' funds. Local financial regulatory departments shall order consumer lending information intermediaries to make rectification within a period of no more than 12 months, which may subject to the adjustment from the relevant regulatory departments from time to time. Any violation of the Online Lending Information Intermediaries Measures by a consumer lending information intermediary after they come into effect, may subject such consumer lending information intermediary to certain penalties as determined by applicable laws, and regulations, or by relevant government authorities if the applicable laws and regulations are silent on the penalties. The applicable penalties may include but not limited to, criminal liabilities, warning, rectification, tainted integrity record and fines up to RMB30,000 (US$4,425).

On October 28, 2016, the CBRC, the MIIT and the Industry and Commerce Administration Department, jointly issued the Guidance of Administration, which provides the general filing rules for online lending intermediaries, and delegates the filing authority to local financial authorities. Although the Guidance of Administration has not been officially promulgated or launched and also may not be found from authorized source, it is generally accepted by the industry that it needs to be followed. The Guidance of Administration sets forth that online lending intermediaries are approved locally. Under the general filing procedures for online lending intermediaries, before a filing application is submitted to local financial regulators, the online lending intermediaries may be required to: (i) rectify any breach of applicable regulations as required by local financial regulators; and (ii) apply to the Industry and Commerce Administration Department to amend or register such entity's the business scope.

On February 22, 2017, the CBRC released the Guidelines to the Operation of Depositing Online Lending Funds, or the Guidelines of Depositing Lending Funds, which provide detailed requirements for setting up a custody account with a qualified bank and depositing online lending funds. The Guidelines of Depositing Lending Funds define online lending funds as the special lending funds and related funds deposited by the custodian pursuant to the entrustment of online lending information intermediary (as the principal), which are formed by borrowers, lenders and guarantors, etc. in their investment and financing activities. The Guidelines of Depositing Lending Funds define a custodian as a commercial bank that provides custody services for the online lending business.

In the online lending funds custody business, the principal should perform the following duties:

i.	to be responsible for the continuous development and safe operation of the technical system of the online consumer lending platform;

ii.	to organize the implementation of the information disclosure of the online lending information intermediary, including but not limited to the basic information of the principal, the information of the lending project, the basic information and operation of the borrower, the information of the participants, etc., which should be fully disclosed to the custodian;

iii.	to check the accounts with the custodian on a daily basis to ensure the accuracy of the system data;

76

iv.	to keep the records, account books, statements and other relevant materials of the online lending business, and the relevant paper or electronic information shall be kept for more than five years after the expiration of the lending contract;

v.	to organize an independent audit of the client's fund custody account and to disclose the audit results to the client;

vi.	to fulfill and cooperate with the custodian to perform the anti-money laundering obligations; and

vii.	other duties stipulated in laws, administrative regulations, rules, other regulatory documents and online lending funds deposit contracts.

Where the principal and custodian that have carried out custodian business of online lending funds fail to comply with the requirements of the Guidelines of Depositing Lending Funds in the business course, they shall effect rectification for a period of no more than six months, which may subject to the adjustment from the relevant regulatory departments from time to time. Where they fail to effect rectification within such period, they shall be treated in accordance with the Online Lending Information Intermediaries Measures and other laws and regulations. In accordance with the Guidelines and the Online Lending Information Intermediaries Measures, on August 23, 2017, the CBRC issued the Disclosure Guidelines, which stipulate that consumer lending information intermediary platforms shall disclose relevant information on their websites and other Internet channels, and the Disclosure Guidelines have provided detailed requirements for such information disclosure. According to the Disclosure Guidelines, to the extent that consumer lending information intermediary platforms that have provided the services before the issuance of the Disclosure Guidelines are not in full compliance with the requirements, they are required to make rectification within a six-month rectification period starting from the date the Disclosure Guidelines was promulgated. For platforms that fail to make such rectification, sanctions could be imposed by the relevant regulatory departments, including but not limited to, supervision interviews, warning letters, rectification requests, tainted integrity records, fines of up to RMB30,000 (US$4,425), and criminal liabilities if the act constitutes a criminal offense.

On December 1, 2017, the Office of the Leading Group for the Special Campaign against Internet Financial Risks and the Office of the Leading Group for the Special Campaign against Peer-to-peer Lending Risks issued the Notice on the Regulation and Rectification of the “Cash Loan” Business (Circular No. 141). The notice comprehensively regulates the “cash loan” business, including supervision of eligibility, business and the suitability of borrowers. The withdrawal of inventory was arranged as well.

The Notice requires improvements to the business management of P2P lending information intermediary institutions including

i.	Loan businesses that are not in compliance with the provisions of the law on interest rates shall not be matched directly or in a disguised manner; it is forbidden to deduct interests, commission fees, management fees, margin from the loan principal in advance or set high overdue interest, late fee and interest penalty, among others.

ii.	Clients' information collection, selection, credit rating, account opening and other core work shall not be outsourced.

iii.	Participation in P2P lending with the funds of banking financial institutions shall not be matched.

iv.	Loan matching services shall not be provided for any student in school or any borrower without source of repayment or repayment capacity. “Down payment loans,” real estate off-floor financing and other house purchase financing loans matching services shall not be provided. Loan matching services without designated use shall not be provided.

On December 8, 2017, the Office of the Leading Group for Special Rectification on Risks in P2P Lending issued “Notice on the Rectification, Remediation and Acceptance for Risks of P2P Online Lending” (Circular No. 57) to Local Joint Work Office for P2P Rectification. The Notice requires that assignment of filing and registration of principal P2P institutions shall be mainly accomplished by local authorities within their jurisdiction by the end of April in 2018 and shall be fully finished by the end of June in 2018. Key issues include transfer of creditors’ rights, provisions for risks, depository of the funds shall be explained further. On August 18, 2018, the Office of the Leading Group for Special Rectification on Risks in P2P Lending issued “Notice on the Compliance Inspection for P2P Online Lending Institutions” and “Checklist of Compliance Inspection of P2P” to Local Joint Work Office for P2P Rectification and IFAC and listed 108 detailed rules. It requires that compliance inspection, like self-inspection, self-discipline inspection and administrative inspection shall be accomplished by the end of December 2018. Local standards for rectification and acceptance shall be unified to resolve the problems of regulatory arbitrage caused by different local standards.

Compliance Status

Pursuant to the requirements of the abovementioned Notice, Beijing Oriental already submitted self-inspection report and related materials of “Checklist” for self-discipline inspection and administrative inspection to the Office of the Leading Group for Special Rectification on Risks in P2P Lending through Jin-Guan-Tong System on October 14, 2018.

Pursuant to the requirements of the abovementioned Notice, Beijing Oriental already submitted self-inspection report, self-correction report and related materials to National Internet Finance Association of China through the System of National Internet Finance Association of China on October 19, 2018.

NCF Wealth Group’s marketplace serves as an information intermediary between borrowers and lenders and it is not a party to the loans facilitated through its marketplace. NCF Wealth Group believes that it has taken measures to comply with the laws and regulations that are applicable to its business operations, including the regulatory principles raised by the CBRC and the Online Lending Information Intermediaries Measures, and avoid conducting any activities that may be deemed as illegal fund-raising under the current applicable laws and regulations. However, due to the lack of detailed regulations and guidance in the area of consumer lending services and the possibility that the PRC government authority may promulgate new laws and regulations regulating consumer lending services in the future, NCF Wealth Group cannot assure you that its practice would not be deemed to violate any PRC laws or regulations, especially relating to illegal fund-raising, credit enhancement services and/or information disclosure. If its practice is deemed to violate any PRC laws or regulations, NCF Wealth Group’s business, financial conditions and results of operations would be materially and adversely affected.

77

Regulations on Loans between Individuals

The PRC Contract Law governs the formation, validity, performance, enforcement and assignment of contracts. The PRC Contract Law confirms the validity of loan agreements between individuals and provides that the loan agreement becomes effective when the individual lender provides the loan to the individual borrower. The PRC Contract Law requires that the interest rates charged under the loan agreement must not violate the applicable provisions of the PRC laws and regulations. In accordance with the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People's Court on August 6, 2015, or the Private Lending Judicial Interpretations, which came into effect on September 1, 2015, private lending is defined as financing between individuals, legal entities and other organizations. When private loans between individuals are paid by wire transfer, through online consumer lending platforms or by other similar means, the loan contracts between individuals are deemed to be validated upon the deposit of funds to the borrower's account. In the event that the loans are made through an online consumer lending platform and the platform only provides intermediary services, the courts shall dismiss the claims of the parties concerned against the platform demanding the repayment of loans by the platform as guarantors. However, if the online consumer lending service provider guarantees repayment of the loans as evidenced by its web page, advertisements or other media, or the court is provided with other proof, the lender's claim alleging that the consumer lending service provider shall assume the obligations of a guarantor will be upheld by the courts. The Private Lending Judicial Interpretations also provide that agreements between the lender and borrower on loans with interest rates (including penalty and other costs thereof) no more than 24% per annum are valid and enforceable. As to loans with interest rates per annum over 24% but no more than 36%, if the interest on the loans has already been paid to the lender, and so long as such payment has not damaged the interest of the state, the community and any third parties, the courts will not find the merit in the borrower's demand for the return of the interest payment on the ground of invalidity. If the annual interest rate of a private loan is higher than 36%, the interest that in excess of 36% will not be upheld by the courts. All the loan transactions facilitated over NCF Wealth Group’s marketplace are between individuals currently. The APRs for the term loans on NCF Wealth Group’s marketplace currently range from 7% to 36%. The interest rate does not and is not expected to exceed the mandatory limit for loan interest rates.

Pursuant to the PRC Contract Law, a creditor may assign its rights under an agreement to a third party, provided that the debtor is notified. Upon due assignment of the creditor's rights, the assignee is entitled to the creditor's rights and the debtor must perform the relevant obligations under the agreement for the benefit of the assignee. NCF Wealth Group allows investors to transfer the loans they hold to other investors before the loan reaches maturity. To facilitate the assignment of the loans, the template loan agreement applicable to the lenders and borrowers on our platform specifically provides that a lender has the right to assign his/her rights under the loan agreement to any third parties and the borrower agrees to such assignment.

In addition, according to the PRC Contract Law, an intermediation contract is a contract whereby an intermediary presents to its client an opportunity for entering into a contract or provides the client with other intermediary services in connection with the conclusion of a contract, and the client pays the intermediary service fees. NCF Wealth Group’s business of connecting investors with individual borrowers may constitute intermediary service, and our service agreements with borrowers and investors may be deemed as intermediation contracts under the PRC Contract Law. Pursuant to the PRC Contract Law, an intermediary must provide true information relating to the proposed contract. If an intermediary conceals any material fact intentionally or provides false information in connection with the conclusion of the proposed contract, which results in harm to the client's interests, the intermediary may not claim for service fees and is liable for the damages caused. The Interim Measures for the Administration of Business Activities of Online Lending Information Intermediaries provides detailed requirements for Consumer Lending Information Intermediaries.

Regulations on Illegal Fund-Raising

Raising funds by entities or individuals from the general public must be conducted in strict compliance with applicable PRC laws and regulations to avoid administrative and criminal liabilities. The Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations promulgated by the State Council in July 1998, and the Notice on Relevant Issues Concerning the Penalty on Illegal Fund-Raising issued by the General Office of the State Council in July 2007, explicitly prohibit illegal public fund-raising. The main features of illegal public fund-raising include: (i) illegally soliciting and raising funds from the general public by means of issuing stocks, bonds, lotteries or other securities without obtaining the approval of relevant authorities, (ii) promising a return of interest or profits or investment returns in cash, properties or other forms within a specified period of time, and (iii) using a legitimate form to disguise on unlawful purpose.

To further clarify the criminal charges and punishments relating to illegal public fund-raising, the Supreme People's Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising, or the Illegal Fund-Raising Judicial Interpretations, which came into force in January 2011. The Illegal Fund-Raising Judicial Interpretations provide that a public fund-raising will constitute a criminal offense related to "illegally soliciting deposits from the public" under the PRC Criminal Law, if it meets all the following four criteria: (i) the fund-raising has not been approved by the relevant authorities or is concealed under the guise of legitimate acts; (ii) the fund-raising employs general solicitation or advertising such as social media, promotion meetings, leafleting and SMS advertising; (iii) the fundraiser promises to repay, after a specified period of time, the capital and interests, or investment returns in cash, properties in kind and other forms; and (iv) the fund-raising targets the general public as opposed to specific individuals. An illegal fund-raising activity can incur a fine or prosecution in the event it constitutes a criminal offense. Pursuant to the Illegal Fund-Raising Judicial Interpretations, an offender that is an entity will be subject to criminal liabilities, if it illegally solicits deposits from the general public or illegally solicits deposits in disguised form (i) with the amount of deposits involved exceeding RMB1,000,000 (US$147,507.9), (ii) with over 150 fund-raising targets involved, or (iii) with direct economic loss caused to fund-raising targets exceeding RMB500,000 (US$73,753.9), or (iv) the illegal fund-raising activities have caused baneful influences to the public or have led to other severe consequences. An individual offender is also subject to criminal liabilities but with lower thresholds. In addition, an individual or an entity who has aided in illegal fund-raising from the general public and charges fees including but not limited to agent fees, rewards, rebates and commission, may be considered an accomplice in the crime of illegal fund-raising. In accordance with the Opinions of the Supreme People's Court, the Supreme People's Procurator and the Ministry of Public Security on Several Issues concerning the Application of Law in the Illegal Fund-Raising Criminal Cases, the administrative proceeding for determining the nature of illegal fund-raising activities is not a prerequisite procedure for the initiation of criminal proceedings concerning the crime of illegal fund-raising, and the administrative departments' failure in determining the nature of illegal fund-raising activities does not affect the investigation, prosecution and trial of cases concerning the crime of illegal fund-raising.

Regulations Relating to Foreign Investment

The Draft PRC Foreign Investment Law

In January 2015, the MOFCOM published a discussion draft of the proposed Foreign Investment Law for public review and comments (the “2015 Draft Foreign Investment Law”). The 2015 Draft Foreign Investment Law purports to change the existing "case-by-case" approval regime to a "filing or approval" procedure for foreign investments in China. The State Council will determine a list of industry categories that are subject to special administrative measures, which is referred to as a "negative list," consisting of a list of industry categories where foreign investments are strictly prohibited, or the "prohibited list" and a list of industry categories where foreign investments are subject to certain restrictions, or the "restricted list." Foreign investments in business sectors outside of the "negative list" will only be subject to a filing procedure, in contrast to the existing prior approval requirements, whereas foreign investments in any industry categories that are on the "restricted list" must apply for approval from the foreign investment administration authority.

78

The 2015 Draft Foreign Investment Law for the first time defines a foreign investor not only based on where it is incorporated or organized, but also by using the standard of "actual control." The 2015 Draft Foreign Investment Law specifically provides that entities established in China, but "controlled" by foreign investors will be treated as FIEs. Once an entity is considered to be an FIE, it may be subject to the foreign investment restrictions in the "restricted list" or prohibitions set forth in the "prohibited list." If an FIE proposes to conduct business in an industry subject to foreign investment restrictions in the "restricted list," the FIE must go through a market entry clearance approvals by the MOFCOM before it can be established. If an FIE proposes to conduct business in an industry subject to foreign investment prohibitions in the "prohibited list," it must not engage in the business. However, an FIE that conducts business in an industry that is in the "restricted list," upon market entry clearance, may apply in writing for being treated as a PRC domestic investment if it is ultimately "controlled" by PRC government authorities and its affiliates and/or PRC citizens. According to the 2015 Draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately "controlled" by foreign investors, and be subject to restrictions on foreign investments. However, the 2015 Draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with the "variable interest entity" structure, whether or not these companies are controlled by Chinese parties.

The 2015 Draft Foreign Investment Law emphasizes on security review requirements, whereby all foreign investments that jeopardize or may jeopardize national security must be reviewed and approved in accordance with the security review procedure. In addition, the 2015 Draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from the investment implementation report and the investment amendment report that are required at each investment and alteration of specific investment terms, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

On September 3, 2016, the Standing Committee of the National People's Congress published the Decision of the Standing Committee of the National People's Congress on Amending Four Laws including the Law of the People's Republic of China on Wholly Foreign-Owned Enterprises. The decision provides that wholly foreign-owned enterprises, Chinese-Foreign equity joint ventures and Chinese-Foreign contractual joint ventures which formation do not involve the implementation of special access management measures as prescribed by the state shall be subject to post-filing administration instead of prior approval administration.

On December 26, 2018, National People's Congress published the Foreign Investment Law of the People's Republic of China (the “2018 Draft Foreign Investment Law”) on its official website aiming to solicit public opinions In terms of the definition of "foreign investment", in particular, the 2018 Draft Foreign Investment Law deletes many listed terms in article 2, paragraph 2, including “provide financing with a term of one year or more to a domestic enterprise in which any of the equities provided in the preceding paragraph is held”, “acquire the franchise of exploration and development of natural resources within the territory or jurisdiction of China, or acquire the franchise of infrastructure construction or operation-”, “acquire rights to immovable property such as the right to use domestic land or house ownership” and “control domestic enterprises or hold equity in domestic enterprises by contracts, trust or other ways” in the definition part of "foreign investment". However, it adds a new “Miscellaneous Provisions” of “a foreign investor invests within the territory of China in any other way stipulated under laws, administrative regulations or provisions of the State Council” at the same time. Besides, the 2018 Draft Foreign Investment Law deletes not only the concept of “actual controller”, but also all the terms of “protocol control” stipulated in the 2015 Draft Foreign Investment Law.

When the Foreign Investment Law becomes effective, the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations, will be abolished. See "Risk Factors—Risks Relating to Doing Business in China— Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law, and its enactment may materially and adversely affect its business and financial condition."

Industry Catalog Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was promulgated and amended from time to time by the MOFCOM and the National Development and Reform Commission. Industries listed in the Catalog are divided into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally deemed as constituting a fourth "permitted" category. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations.

NCF’s subsidiaries are mainly engaged in providing investment and financing consultations and technical services, which fall into the "permitted" category under the Catalog. NCF believes that its PRC subsidiaries have obtained all material approvals required for its business operations. However, industries such as value-added telecommunication services (except e-commerce), including Internet information services, are restricted from foreign investment. NCF Wealth Group provides the value-added telecommunication services that are in the "restricted" category.

On June 28, 2017, the MOFCOM and the National Development and Reform Commission (“the NDRC”) promulgated Catalogue of Industries for Guiding Foreign Investment, that came into effect on July 28, 2017, under which the investment and financing consultations fall into the "permitted" category. On June 28, 2018, the MOFCOM and the NDRC promulgated Special Management Measures for the Market Entry of Foreign Investment (Negative List), that came into effect on July 28, 2018), under which value-added telecommunication services (except e-commerce) fall into "restricted" category.

79

Foreign Investment in Value-Added Telecommunication Services

The Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and subsequently amended in September 2008 prohibit a foreign investor from owning more than 50% of the total equity interest in any value-added telecommunications service business in China and require the major foreign investor in any value-added telecommunications service business in China to have a good and profitable record and operating experience in this industry. Catalogue of Industries for Guiding Foreign Investment (2017 Revision) allows a foreign investor to own more than 50% of the total equity interest in an E-Commerce business.

In July 2006, the Ministry of Information Industry, the predecessor of the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, pursuant to which a domestic PRC company that holds an operating license for value-added telecommunications business, which we refer to as a VATS License, is prohibited from leasing, transferring or selling the VATS License to foreign investors in any form and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct a value-added telecommunications business illegally in China. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications services must be legally owned by that company or its shareholders. In addition, the VATS License holder must have the necessary facilities for its approved business operations and to maintain the facilities in the regions covered by its VATS License.

Anti-money Laundering Regulations

The PRC Anti-money Laundering Law, which became effective in January 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients' identification information and transactions records, and reports on large transactions and suspicious transactions. According to the PRC Anti-money Laundering Law, financial institutions subject to the PRC Anti-money Laundering Law include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies and other financial institutions as listed and published by the State Council, while the list of the non-financial institutions with anti-money laundering obligations will be published by the State Council. The PBOC and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as payment institutions. However, the State Council has not promulgated the list of the non-financial institutions with anti-money laundering obligations.

The Guidelines, the Online Lending Information Intermediaries Measures and the Guidelines of Custodian Lending Funds require Internet finance service providers, including online consumer lending platforms to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The PBOC will formulate implementing rules to further specify the anti-money laundering obligations of Internet finance service providers.

In cooperation with NCF Wealth Group’s partnering custodian banks and payment companies, it has adopted various policies and procedures, such as internal controls and "know-your-customer" procedures, for anti-money laundering purposes. However, as the detailed anti-money laundering regulations of Internet finance service providers have not been published, there is uncertainty as to how the anti-money laundering requirements will be interpreted and implemented, and whether online consumer lending service providers like NCF Wealth Group must abide by the rules and procedures set forth in the PRC Anti-money Laundering Law that are applicable to non-financial institutions with anti-money laundering obligations. We and NCF Wealth Group cannot assure you that NCF Wealth Group’s existing anti-money laundering policies and procedures will be deemed to be in full compliance with any anti-money laundering laws and regulations that may become applicable to us in the future.

Regulations on Value-Added Telecommunication Services

The Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, and Internet information services, or ICP services, and on-line data processing and transaction processing services, are classified as value-added telecommunications businesses. In 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of value-added telecommunications services must first obtain a license for value-added telecommunications business, or VATS License, from the MIIT or its provincial level counterparts.

In September 2000, the State Council also issued the Administrative Measures on Internet Information Services, which was amended in January 2011. Pursuant to these measures, "Internet information services" refer to provision of Internet information to online users, and are divided into "commercial Internet information services" and "non-commercial Internet information services." A commercial Internet information services operator must obtain a VATS License for Internet information services, or ICP License, from the relevant government authorities before engaging in any commercial Internet information services operations in China. The ICP License has a term of five years and application for renewal shall be submitted to the original license issuing authority 90 days before expiration.

Online Lending Information Intermediaries Measures requires consumer lending information intermediaries apply for telecommunication business operating licenses pursuant to the relevant provisions of the competent authorities of communications. As the detailed provisions for such telecommunication business operating licenses has not been published, there is uncertainty as to which type of license is required for consumer lending information intermediaries.

Regulations on Internet Information Security

Internet information in China is also regulated and restricted from a national security standpoint. The National People's Congress, China's national legislative body, has enacted the Decisions on Maintaining Internet Security, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an Internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites. On November 7, 2016, Standing Committee of the National People's Congress published Cyber Security Law of the PRC (will be effective on June 1, 2017), which requires network operators to take technical measures and other necessary measures to ensure the secure and stable operation of the network, effectively respond to cyber security incidents, prevent illegal crimes committed on the network, and maintain the integrity, confidentiality and availability of cyber data.

80

In addition, the Guidelines require Internet finance service providers, including consumer lending platforms, among other things, to improve technology security standards, and safeguard customer and transaction information. The PBOC and other relevant regulatory authorities will jointly adopt the implementing rules and technology security standards. The Online Lending Information Intermediaries Measures requires consumer lending information intermediaries to take the following measures:

i.	according to the relevant national provisions on cyberspace security and the graded protection system for national information security, carry out the grading record-filing and class testing for information system, have sophisticated cyberspace security facilities, such as firewall, and those facilities for intrusion detect, data encryption, and disaster recovery, as well as relevant management systems of such facilities, establish relevant systems with regard to information technology management, technology risk management, and technology auditing, allocate sufficient resources, take thorough management and control measures and technological means to ensure the safe and steady operation of the information system, and protect the security of the information of lenders and borrowers;

ii.	record and retain the Internet access logs of both parties involved in lending, information interaction and other data for a period of five years after the expiration of loan contracts, and shall give a comprehensive security evaluation at least once every two years, and accept the information security inspection and auditing of the state or competent authorities of the industry;

iii.	establish or adopt application-level disaster recovery systems and facilities compatible with their business scales within two years after their establishment.

iv.	enhance the business cooperation with the operating organizations of financial credit information basic database and credit reporting agencies, and provide, access and use the relevant financial credit information according to law;

v.	consumer lending information intermediaries which use the digital authentication systems of third parties shall evaluate the third-party digital authentication organizations regularly so as to ensure the safety, reliability and independence of the relevant authentications; and

vi.	adopt proper methods and technologies to record and safe keep data and materials on consumer lending activities and back up data carefully. Such data and materials shall be kept for a certain period that meets the requirements of laws and regulations as well as the relevant regulatory provisions on consumer lending. Loan contracts shall be kept for at least five years after their expiry.

Regulations on Privacy Protection

In recent years, PRC government authorities have enacted laws and regulations on Internet use to protect personal information from any unauthorized disclosure. Under the Several Provisions on Regulating the Market Order of Internet Information Services issued by the MIIT in December 2011, an ICP service operator may not collect any user personal information or provide any such information to third parties without the consent of the user. An ICP service operator must expressly inform users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People's Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. An ICP service operator is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. The Cyber Security Law of the PRC (effective on June 1, 2017) requires that network operators shall strictly keep confidential users' personal information that they have collected, and establish and improve the users' information protection system. The Guidelines also prohibit Internet finance service providers, including online consumer lending platforms, from illegally selling or disclosing customers' personal information. The PBOC and other relevant regulatory authorities will jointly adopt the implementing rules. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People's Congress in August 2015 and becoming effective in November, 2015, any Internet service provider that fails to fulfill the obligations related to Internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client's information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtain any personal information, shall be subject to criminal penalty in severe situation. The Online Lending Information Intermediaries Measures requires the consumer lending information intermediaries as well as the fund custodian agencies and other outsourcing service providers to keep confidential the lenders' and borrowers' information collected in the course of their business, and they shall not use such information for any other purpose except for services they provide without approval of lenders or borrowers.

In operating its online consumer finance marketplace, NCF Wealth Group collects certain personal information from borrowers and investors, and also shares the information with its business partners such as third-party online payment companies and loan collection service providers for the purpose of facilitating loan transactions between borrowers and investors over its marketplace. NCF Wealth Group has obtained consent from the borrowers and investors on its marketplace to collect and use their personal information, and have also established information security systems to protect the user information and privacy. However, there is uncertainty as to how the requirements for protecting customers' personal information in the Guidelines and Online Lending Information Intermediaries Measures will be interpreted and implemented. We and NCF Wealth Group cannot assure you that NCF Wealth Group’s existing policies and procedures will be deemed to be in full compliance with any laws and regulations that may become applicable to it in the future.

81

Regulation on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including trademarks. The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Law has adopted a "first-to-file" principle with respect to trademark registration. The Trademark Office under the State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC, and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the initial or extended term. Trademark license agreements must be filed with the Trademark Office for record. As of the date of this prospectus, we have 102 registered trademarks and no trademark application pending registration of transfer with the Trademark Office under the State Administration for Industry and Commerce.

Regulations Relating to Indirect Transfers and Dividend Withholding Tax

Pursuant to the EIT Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. In connection with the EIT Law, the SAT issued Circular 698, which became effective as of January 1, 2008 (and was abolished on December 1, 2017), Circular 59 on April 30, 2009, and the SAT Announcement 7, on February 3, 2015. By promulgating and implementing the above, the PRC tax authorities have strengthened their scrutiny over the direct or indirect transfer of equity interest in a PRC resident enterprise by a non-PRC resident enterprise. Pursuant to SAT Announcement 7, if a non-resident enterprise, or referred to as a transferor, transfers its equity in an offshore enterprise which directly or indirectly owns PRC taxable assets, including ownership interest in PRC resident companies or the Taxable Properties, without a "reasonable commercial purpose", such transfer shall be deemed as a direct transfer of such Taxable Properties. The payer, or referred as a transferee, in such transfer shall be the withholding agent, and is obligated to withhold and remit the enterprise income tax to the relevant PRC tax authority. If a transferor fails to declare for payment timely or in full of the tax due on proceeds from indirect transfer of PRC taxable assets and the withholding agent also fails to withhold such tax, the tax authority shall, in addition to supplementary collection of such tax, also charge for interest on a daily basis from the transferor according to the EIT Law and its implementation rules. Factors that may be taken into consideration when determining whether there is a reasonable commercial purpose include, among other factors, the value of the transferred equity, offshore taxable situation of the transaction, the offshore structure's economic essence and duration and trading fungibility. If an equity transfer transaction satisfies all the requirements mentioned above, such transaction will be considered an arrangement with reasonable commercial purpose.

Pursuant to the Double Taxation Avoidance Arrangement and the Prevention of Fiscal Evasion with Respect to Taxes on Income signed by State Administration of Taxation and Government of the Hong Kong Special Administrative Region, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must be the beneficial owners of the relevant dividends; and (ii) it must have directly owned at least 25% of the PRC resident enterprise throughout the 12 months prior to receiving the dividends. However, a transaction or arrangement entered into for the primary purpose of enjoying a favorable tax treatment should not be a reason for the application of the favorable tax treatment under the Double Taxation Avoidance Arrangement. If a taxpayer inappropriately is entitled to such favorable tax treatment, the competent tax authority has the power to make appropriate adjustments. In August 2015, the State Administration of Taxation promulgated Circular 60, which became effective on November 1, 2015. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. However, if a competent tax authority finds out that it is necessary to apply the general anti-tax avoidance rules, it may start general investigation procedures for anti-tax avoidance and adopt corresponding measures for subsequent administration.

Regulations Relating to Foreign Exchange

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China. On February 28, 2015, the SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply such foreign exchange registrations with qualified banks. The qualified banks, under the supervision of the SAFE, will directly examine the applications and conduct the registration.

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142, provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE's approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations may result in severe monetary or other penalties.

82

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE; multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated another circular in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

In July 2014, SAFE issued SAFE Circular 36, which purports to reform the administration of settlement of the foreign exchange capitals of foreign-invested enterprises in certain designated areas on a trial basis. Under the pilot program, some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of the foreign-invested enterprises established within the designated areas and the enterprises are allowed to use its RMB capital converted from foreign exchange capitals to make equity investment. However, NCF’s PRC subsidiaries are not established within the designated areas. On March 30, 2015, the SAFE promulgated Circular 19, to expand the reform nationwide. Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015. Circular 19 allows foreign-invested enterprises to conduct equity investments by using RMB fund converted from foreign exchange capital. However, Circular 19 continues to, prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises.

On June 9, 2016, the SAFE promulgated Circular 16, which expands the application scope from only the capital of the foreign-invested enterprises to the capital, the foreign debt fund and the fund from oversea public offering. Also, Circular 16 allows the enterprises to use their foreign exchange capitals under capital account allowed by the relevant laws and regulations.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued the SAFE Circular on Relevant Issues Relating to Domestic Resident's Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, that became effective in July 2014, replacing the previous SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while "round trip investment" refers to direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Regulations on Dividend Distribution

The principal regulations governing distribution of dividends of foreign-invested enterprises include the Foreign-Invested Enterprise Law, as amended in October 2016, and its implementation rules. Under these laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Regulations on Overseas Listings

Six PRC regulatory agencies, including the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective in September 2006 and was amended on June 22, 2009 by Ministry of Commerce of People’s Republic of China (“the MOFCOM”). The M&A Rules, among other things, require offshore SPVs formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

While the application of the M&A Rules remains unclear, NCF Wealth Group believes, based on the advice of its PRC legal counsel, Grandall Law Firm, that CSRC approval is not required in the context of the Business Combination because: (a) NCF established its PRC subsidiaries, NCF Cloud Service and NCF Financial Service, by means of direct investment rather than by merger with or acquisition of PRC domestic companies, and (b) no explicit provision in the M&A Rules classifies the respective contractual arrangements between Beijing Oriental and NCF Financial Service, NCF Cloud Service and Jin Xun Shi Dai and its shareholders as a type of acquisition transaction falling under the M&A Rules. However, as there has been no official interpretation or clarification of the M&A Rules, there is uncertainty as to how this regulation will be interpreted or implemented.

83

Regulations Relating to Employment

The PRC Labor Law and the Labor Contract Law require that employers must execute written employment contracts with full-time employees. If an employer fails to enter into a written employment contract with an employee within one month from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee's salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may result in criminal liabilities.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. Failure to make adequate contributions to various employee benefit plans may be subject to fines and other administrative sanctions. Also, enterprises in China are required by PRC laws and regulations to be the individual income tax withhold agents and withhold individual income tax for their employees accordingly.

84

PRICE RANGE OF SECURITIES AND DIVIDENDS

Our Class A common shares, Warrants and Units are traded on the Nasdaq Capital Market, under the symbols “HUNT,” “HUNTW” and “HUNTU,” respectively. Each of the Company’s units consists of one Class A common share and one-half of one warrant, each whole Warrant entitling the holder thereof to purchase one Class A common share. Our Units commenced trading on Nasdaq on November 18, 2016. Our Class A common shares and Warrants commenced trading separately from our Units on January 9, 2017.

The following tables set forth, for the periods indicated, the high and low sale prices for our shares, Warrants and Units, respectively, as reported on Nasdaq.

	Units		Class A common shares		Warrants
	High	Low	High	Low	High	Low
For the Year Ended:
December 31, 2016 (Since November 18, 2016)	$10.24	$9.75	-	-	-	-
December 31, 2017	$10.60	$9.53	$10.50	$7.99	$1.30	$0.01
December 31, 2018	$10.94	$9.87	$10.90	$9.71	$0.66	$0.04
For the Quarter Ended:
March 31, 2017	$10.40	$10.00	$9.87	$9.75	$1.03	$0.01
June 30, 2017	$10.60	$9.53	$10.50	$7.99	$1.30	$0.18
September 30, 2017	$10.30	$9.95	$9.90	$9.43	$0.97	$0.31
December 31, 2017	$10.45	$9.85	$9.85	$9.70	$0.66	$0.25
March 31, 2018	$10.90	$9.87	$9.85	$9.92	$0.59	$0.27
June 30, 2018	$10.25	$10.10	$9.88	$9.71	$0.60	$0.21
September 30, 2018	$10.11	$10.02	$9.95	$9.81	$0.66	$0.23
December 31, 2018	$10.94	$10.07	$10.90	$9.75	$0.34	$0.04
For the Month:
August 2018	$10.11	$10.10	$9.95	$9.81	$0.45	$0.38
September 2018	$10.11	$10.02	$9.86	$9.85	$0.40	$0.23
October 2018	$10.94	$10.10	$10.10	$9.85	$0.34	$0.11
November 2018	$10.55	$10.07	$10.90	$9.75	$0.20	$0.05
December 2018	$10.08	$10.08	$9.93	$9.93	$0.18	$0.04
January 2019	$10.10	$10.08	$10.24	$9.93	$0.17	$0.10

Our Class A common shares may be delisted if we fail to maintain certain Nasdaq listing requirements. There can be no assurance that we will be able to maintain compliance with the Nasdaq continued listing requirements or that our securities will continue to be listed on Nasdaq. See “Risk Factors — Nasdaq could delist our securities, which could limit investors’ ability to transact in our securities and subject us to additional trading restrictions.”

Dividends

We have not paid any cash dividends on our Class A common shares to date and our board of directors does not anticipate declaring any dividends on our Class A common shares prior to the completion of an initial business combination.

85

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF HUNTER MARITIME

The following discussion and analysis should be read in conjunction with the “Selected Historical Financial Information of Hunter Maritime” and the accompanying combined financial statements and related notes included elsewhere in this Offer to Purchase. The following discussion contains forward-looking statements that reflect Hunter Maritime’s future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside Hunter Maritime’s control. Hunter Maritime’s actual results could differ materially from those discussed in these forward-looking statements. Please read “Risk Factors” and “Forward-Looking Statements.” In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur.

References in this section to “the Company,” “us” or “we” refer to Hunter Maritime Acquisition Corp.

Overview

We are a blank check company formed on June 24, 2016 under the laws of the Republic of the Marshall Islands for the purpose of acquiring through a merger, capital stock exchange, asset acquisition, debt acquisition, stock purchase, reorganization or other similar business combination, vessels, vessel contracts (including for the purchase and charter-in by us of vessels) or one or more operating businesses or assets, intended to be in the international maritime shipping industry.

On October 5, 2018, Hunter Maritime and Hunter Merger Sub entered into the Merger Agreement with NCF and Zhenxin Zhang, as representative of the NCF Stockholders, pursuant to which NCF will merge with and into Hunter Merger Sub, with NCF continuing as the surviving company and a wholly-owned subsidiary of Hunter Maritime.

NCF is a fintech company in China. Among other businesses, NCF operates an online consumer and business finance marketplace in China, focused on facilitating the origination of debt financing by directly connecting individual and commercial borrowers with lenders as an alternative to traditional lending sources. NCF generates revenues primarily from fees charged to borrowers for services in matching them with lenders through the facilities of its online platform. NCF’s platform does not pool funds from investors or grant loans to any customer or provide any credit services; that is, NCF does not itself finance the loans offered on its platform with its own funds.

The aggregate consideration to be provided by Hunter Maritime to the NCF Stockholders pursuant to the Merger Agreement will consist of: (i) 200,000,000 Class A common shares (the “Closing Payment Shares”), of which 15,000,000 Class A common shares shall be deposited into escrow to secure certain indemnification obligations of NCF and the NCF Stockholders (the “Escrow Shares”), plus (ii) earnout payments consisting of up to an additional 50,000,000 Class A common shares if Hunter Maritime (and its subsidiaries on a consolidated basis) meets certain financial performance targets for the 2019 and 2020 fiscal years. The holders of equity awards granted under NCF’s 2015 Equity Incentive Plan will agree to convert their awards into the right to receive, without interest, the applicable portion of the Closing Payment Shares (less the Escrow Shares).

On November 6, 2018, we completed the Extension Tender Offer, funded with the proceeds then held in the Trust Account, in connection with an amendment to our Amended and Restated Articles of Incorporation to extend the deadline by which a business combination must be consummated, by a period of five months, until April 23, 2019. Our shareholders approved the Extension Amendment at a special meeting of shareholders held on October 31, 2018. We purchased 12,999,350 Class A common shares at $10.125 per share, for an aggregate purchase price of approximately $131.6 million in the Extension Tender Offer.

Cash proceeds released from Hunter Maritime’s Trust Account after any shareholder redemptions and payment of transaction expenses and other Hunter Maritime liabilities shall remain with the combined company.

The issuance of additional shares of our stock in a Business Combination:

●          may significantly dilute the equity interest of our stockholders;

●         may subordinate the rights of holders of common stock if preferred stock is issued with rights senior to those afforded our common stock;

●          could cause a change of control if a substantial number of shares of our common stock are Issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;

●          may have the effect of delaying or preventing a change of control of us by diluting the stock ownership or voting rights of a person seeking to obtain control of us; and

●          may decrease prevailing market prices for our common stock and/or Warrants.

Similarly, if we issue debt securities, it could result in:

●          a decrease in the prevailing market prices for our common stock and/or Warrants.

●          default and foreclosure on our assets if our operating revenues after an initial Business Combination are insufficient to repay our debt obligations;

●          acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

●          our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

86

●          our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

●          our inability to pay dividends on our common stock;

●          using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our common stock if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

●         limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

●          increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

●         limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

Results of Operations

For the period from June 24, 2016 (inception) through September 30, 2018, our activities consisted of formation and preparation for the Public Offering and subsequent to the Public Offering, and efforts directed toward locating and completing a suitable business combination. Our operating costs for those periods include our search for a business combination and are largely associated with our governance and public reporting, and charges of $10,000 per month payable to an affiliate of our Sponsor for administrative services.

Liquidity and Capital Resources

On July 11, 2016, the Sponsor purchased 4,312,500 Class B Common Shares of the Company for $25,000, or $0.006 per share.

On November 23, 2016 (the "Closing Date"), the Company closed its initial public offering of 15,000,000 Units at $10.00 per Unit, each Unit consisting of one Class A common share of the Company, par value $0.0001 per share and one-half of one Warrant, each whole Warrant entitling the holder thereof to purchase one Class A Common Share at $11.50. At the Closing Date, the Sponsor purchased an aggregate of 3,333,333 warrants at a purchase price of $1.50 per warrant, or $5,000,000 in the aggregate, in a private placement (the “Private Placement”).

As of the Closing Date, after paying an underwriting fee of $3,000,000 and retaining funds designated for Public Offering expenses and operational use of $2,000,000, the remaining net proceeds of $150,000,000 were deposited in a trust account with Continental Stock Transfer and Trust Company acting as trustee (the “Trust Account”).

On December 16, 2016, the Company completed the sale of an additional 173,100 Units (the “Additional Units”) of the Company to the underwriters of its Public Offering at the public offering price per unit pursuant to a partial exercise of the Over-allotment Option granted to the underwriters in connection with the Public Offering. Each unit consists of one Class A common share and one half of one warrant of the Company. Each whole warrant entitles the holder thereof to purchase one Class A common share for $11.50 per share. The Company received $1,696,380 in net proceeds from the sale, which included $60,585 in the aggregate payable to the underwriters for deferred underwriting commissions.

A total of $1,731,000, comprised of the net proceeds of the sale of the Additional Units and the proceeds of the sale of the Additional Private Placement Warrants, was placed in the Trust Account.

On November 6, 2018, December 19, 2018, and January 29, 2019, Hunter Maritime has drawn an amount of $500,000, $300,000, and $200,000, respectively, under promissory notes with the Sponsor. These loans are unsecured and bear interest at a rate per annum of LIBOR plus 0.60% in connection with funding the Extension Tender Offer, the First Tender Offer, and the two monthly Extension Contributions and for working capital. Following the Extension Tender Offer, First Tender Contribution, and the two Monthly Extension Contributions, approximately $22 million remains in the Trust Account.

Hunter Maritime has neither engaged in any operations nor generated significant revenue to date. Hunter Maritime’s only activities between inception and the closing of its Public Offering were organizational activities and those necessary to prepare for and close the Public Offering. Since the consummation of the Public Offering, Hunter Maritime’s activity has been limited to evaluating candidates for its initial business combination.

87

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF NCF WEALTH GROUP

You should read the following discussion and analysis of NCF Wealth Group’s financial condition and results of operations in conjunction with the section headed “Summary Combined and Consolidated Financial and Operating Data” and its combined and consolidated financial statements and the related notes included elsewhere in this offer statement. This discussion contains forward-looking statements that involve risks and uncertainties. NCF Wealth Group’s actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this tender offer.

Overview

NCF Wealth Group is a leading fintech company in China, primarily focused on connecting investors and borrowers, providing multi-scenario investment analysis to platform users to meet their diversified investment needs, and building a closed-loop ecosystem in the field of internet finance. NCF Wealth Group aims to provide simplified, convenient and flexible financing solutions to both small and medium enterprises (“SME”) and individual borrowers. NCF Wealth Group facilitated over RMB 300 billion (approximately $44 billion based on the exchange rate of of 0.145558 as of September 30, 2018) in transactions from its inception in July 2013 through September 2018. In 2016 and 2017, NCF Wealth Group facilitated transactions over RMB 77 billion and RMB 95 billion, respectively (approximately $12 billion and $14 billion based on the average exchange rate of 0.150547 and 0.148014 for 2016 and 2017).

Since 2013, NCF Wealth Group operates an online marketplace under the brand of ‘Wangxin Puhui’ through its consolidated VIE, Beijing Oriental Union Investment Management Limited Liability Company (“Beijing Oriental”). This is an online Peer-to-peer, (“P2P”) platform matching borrowers with investors and facilitating transactions. Wangxin Puhui offers qualified borrowers a quick and convenient access to affordable credit at competitive prices. To provide a transparent marketplace, the interest rates, transaction fees, and other charges are all clearly disclosed to borrowers upfront. Its borrowers and investors mainly come from online sources, such as the internet and its mobile applications or from referrals of assets cooperative institutions (entities that introduce qualified borrowers) and funding cooperative institutions (entities that introduce investors and other funding sources).

Since 2016, NCF Wealth Group also operates an internet platform with a brand of ‘Wangxin’ which is positioned as an open platform for financial technology, providing information publishing, information display, information exchange, and online user diversion services for a variety of organizations including insurance sales, securities, fund sales. The Group also provides Premier Wealth Management (“PWM”) services to investors and borrowers to facilitate the matching of investors with various registered Wealth Management Products.

NCF Wealth Group provides investors with the potential for attractive returns with investment thresholds as low as RMB 100 (approximately $14 based on the exchange rate of 0.145558 as of September 30, 2018). Investors have the option to individually select specific products to invest in or to use NCF Wealth Group’s smart matching tool that identifies and recommends products on the basis of a targeted return. NCF Wealth Group currently conducts its business operations exclusively in China, and its online consumer finance marketplace does not facilitate investments by investors located outside of China.

Since March 2017, NCF Wealth Group launched a new program to cooperate with financial exchanges and promote exchange administered product program (“E-APP”). The E-APP includes (I) product registration services and (II) promotion services on best efforts basis and (III) Data Processing Technical Services.

NCF Wealth Group also operates a wealth management business. With macro and microanalysis of financial markets coupled with independent and objective screening criteria, NCF Wealth Group provides high-quality investment products and other comprehensive asset management services to high net worth clients, family businesses and institutional investors.

Currently, NCF Wealth Group generates revenues primarily from transaction and service fees, and sales commission fees charged for the above-mentioned services. It also charges investor service fees for using its smart matching tool or investment reservation tool. As an information intermediary for borrowers and investors, the Group acts as an agent and does not have any legal obligations for the loans or securities facilities.

Key Factors Affecting Results of Operations

NCF Wealth Group believes the key factors affecting its financial condition and results of operations include the following:

Economic Environment and Credit Demand in China

The success of the online platform, to a large extent, depends on the overall credit demand in China, especially that of personal consumption loans and business loans for small and medium-sized enterprises, and the overall credit demand depends on the overall economic situation in China. Any slowdown in China's economic growth could cause a negative impact on borrowers' demand for loans, as the uncertainty of economics could affect the level of individuals’ disposable income and corporate profits thus leading to a decline in the demand for loans for individuals and businesses. The economic downturn could also affect borrowers' ability to repay negatively and lead to an increase in default rates. If the actual or expected default rate in Chinese online loan market increases generally, investors may delay or reduce related investments in general loan products, including the willingness to borrow on NCF Wealth Group’s platform.

The regulatory environment in China

The regulatory environment for the online lending information intermediary service industry in China is developing and evolving, creating both challenges and opportunities that could affect NCF Wealth Group’s financial performance. Due to the relatively short history of the online lending information intermediary service industry in China, although PRC government has issued certain guidelines, regulations, and rules to regulate and support the development of, the online lending information intermediary service industry in China, the PRC government has yet to establish a comprehensive regulatory framework governing the industry. NCF Wealth Group will continue to make efforts to ensure that it is in compliance with the existing laws, regulations and governmental policies relating to its industry and to comply with new laws and regulations or changes under existing laws and regulations that may arise in the future. While new laws and regulations or changes to existing laws and regulations could make loans more difficult to be accepted by investors or borrowers on terms favorable to NCF Wealth Group, or at all, these events could also provide new product and market opportunities.

88

The Product mix and the Pricing

The ability to maintain profitability, to a large extent, depends on the ability to continuously optimize product portfolios and provide a wide range of products and services with accurate pricing through the platform. At present, the platforms mainly provide loan matching services, wealth management and facilitation services for exchange administered product.

Loan matching service is the main source of income at present, mainly including personal loans and loans to small and medium-sized enterprises (SMEs).

Currently, personal loans are mainly from P2P, and the majority of personal loans are consumer loans, with terms of 14 days to 36 months and loan cost rates of 9%-30% (of which the platform charge rate is 2.36%-8.2%). SME loans are divided into premier wealth management loans and P2P business loans. The terms of premier wealth management loans are 15 days to 12 months with loan cost rates of 8.2% -21% (of which the platform charge rate is 3.5% -7.75%); the terms of P2P business loans are 15 days to 24 months with loan cost rates of 6.5%-31% (of which the platform charge rate is 3%-8%).

NCF Wealth Group charges investors service fees for using its automated investing tool or self-directed investing tool.

Starting in 2018, NCF Wealth Group’s platforms display products such as public funds, private funds, securities, and insurance, as well as the export of financial technology to investors. NCF Wealth Group also has an offline wealth management team, Yinghua Wealth, a professional wealth management agency covering major cities across the country with a comprehensive wealth management product portfolio providing professional wealth structure analysis, asset allocation planning and financial product selection advice and other quality financial services. NCF Wealth Group expects the revenues from Yinghua Wealth to be an important source of income for it in the future.

Ability to effectively acquire and maintain borrowers and investors

NCF Wealth Group’s ability to match loans, to a large extent, depends on the ability to attract potential borrowers and investors through sales and marketing. NCF Wealth Group intends to continue to invest significant resources in sales and marketing and to improve its effectiveness, particularly in terms of the maintenance of qualified borrowers and investors.

At present, NCF Wealth Group relies on asset cooperative institutions and online channels to acquire borrowers. Asset cooperative institutions are the companies who introduce qualified borrowers to NCF Wealth Group. They are financial advisory institutions operating in specific areas or specific types of business.

NCF Wealth Group’s investors are mainly obtained through the marketing team, wealth management agencies and funding cooperative institutions. NCF Wealth Group obtains investors by means of major search engines and five mainstream Android market channels and APP promotions (application solution Application Treasure, OPPO, VIVO, Xiaomi, 360 Mobile Phone Assistant). Today, average investor acquisition cost to NCF is about RMB 200, which is at a relatively low level in the industry.

Through cooperative wealth management teams, NCF Wealth Group provides high-net-worth investors with professional financial advisors. Traditional wealth management institutions rely more on the offline personal relationship between the financial advisor and the investor, which leads to low efficiency. In comparison, NCF Wealth Group’s teams are equipped with systematic customer management tool, such as NCF Butler, a mobile APP for wealth management, where its financial advisors use to maintain investor relationship, to identify investors’ need, and to provide necessary financial services.

In order to maintain investors, NCF Wealth Group uses advanced systems such as the user’s lifecycle system and the precision marketing system with the combination of artificial intelligence and big data, in addition to various online marketing activities.

Efficient risk management

For risk control on individual borrowers from loan matching services, NCF Wealth Group has developed the Tianyuan Intellectual Risk Control System or Tianyuan. Tianyuan is a four-dimensional risk control system managing credit risk, operational risk, compliance risk, and information security risk. Relying on its exclusive technologies, NCF Wealth Group implements multi-step credit valuation and risk control system to ensure the quality and authenticity of borrowers. For more information about NCF Wealth Group’s risk management system, please see “Business-NCF Wealth Group’s technologies and risk management system.”

For risk control on corporate borrowers from loan matching services, NCF Wealth Group has developed a risk control procedure combining big data from big data systems and expert models to process risk control procedures, including data collection, loan limit monitoring, approval, and post-loan management. NCF Wealth Group’s risk control on corporate borrowers combines its own and third party’s big data with the experience of the risk control experts to increase the efficiency and accuracy of risk control.

NCF Wealth Group intends to continue optimizing its risk control systems and improving the accuracy of its risk assessment models through the combination of NCF Wealth Group’s big-data analytical capabilities and the increasing amount of data NCF Wealth Group accumulates through its operations.

89

Critical Accounting Policies, Judgments and Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the combined and consolidated financial statements.

The preparation of combined and consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities including allowance for doubtful accounts, and disclosures of contingent assets and liabilities as of the date of the combined and consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from these estimates. Significant accounting estimates reflected in the Group combined and consolidated financial statements include: the Group’s ability to realize deferred tax assets, determinations of the useful lives of long-lived assets, estimates of allowance for doubtful accounts and valuation assumptions in share-based compensation.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our combined and consolidated financial statements and other disclosures included in this prospectus. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

(a)          Principal of consolidation

The combined and consolidated financial statements include the financial statements of the Group, its wholly-owned subsidiaries, and consolidated VIEs. All significant intercompany transactions and balances have been eliminated upon consolidation.

The Group has an employee benefit trust to facilitate share transactions pursuant to certain equity incentive plans. The trust is a separate legal entity under the Group’s control, for which the Group is the primary beneficiary using variable interest entities model criteria under Accounting Standards Codification (“ASC”) 810, Consolidations. Consequently, we have consolidated and classified the trust shares within our combined and consolidated balance sheets. (Note 16).

Variable Interest Entities (“VIE”) arrangements

To comply with the PRC legal restrictions on foreign ownership of companies that operate an internet-based business, in September 2014, NCF Financial and Beijing Oriental signed the VIE agreements. Beijing Oriental is the principal operating entity of the P2P business of the Group.

The VIE agreements enable the NCF Financial to (1) have the power to direct the activities that most significantly affect the economic performance of Beijing Oriental , and (2) receive the economic benefits and loss of Beijing Oriental that could be significant to Beijing Oriental . Accordingly, the NCF Financial is considered the primary beneficiary of Beijing Oriental and has consolidated Beijing Oriental’s assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements.

On January 22, 2018, Cloud Services, a wholly owned subsidiary of the Group, entered into a series of VIE agreements with Jing Xun Shi Dai’s shareholders, Mr. Zhang Zhenxin and Ms. Li Huanxiang. Jing Xun Shi Dai operates an internet platform with a brand name of ‘Wangxin.

The VIE agreements the enable Cloud Services to (1) have the power to direct the activities that most significantly affect the economic performance of Jing Xun Shi Dai, and (2) receive the economic benefits of Jing Xun Shi Dai that could be significant to. Accordingly, the Cloud Services is considered the primary beneficiary of Jing Xun Shi Dai and has consolidated Jing Xun Shi Dai’s assets, liabilities, results of operations, and cash flows in the accompanying unaudited condensed combined and consolidated financial statements.

(b)          Revenue recognition

The Group engages primarily in operating an online consumer finance marketplace by providing an online platform, which matches borrowers with investors. The Group charges borrowers a transaction fee for these services. Included in the services which the Group performs for borrowers are due diligence and credit risk analysis, however the transaction fees are not earned until a borrower and investor are matched and enter into a transaction. The Group earns revenue through transaction and service fees, commission fees, and various other less significant types of revenue.

As an information intermediary in the introduction between borrowers and investors, the Group does not have any legal obligations of the loans or securities facilities. Therefore, the Group does not record loans receivable and payable arising from the loans between lending investors and borrowers on its combined and consolidated balance sheets.

Revenue is recognized when each of the following criteria is met under ASC Topic 605:

1)	Persuasive evidence of an arrangement exists;

2)	Services have been rendered;

3)	Pricing is fixed or determinable; and,

4)	Collectability is reasonably assured.

90

Transaction and service fee

Transaction and service fees include the following products:

•	Online P2P loan facilitation services: matching services to connect borrowers with investors and setting up automated repayment schedule upon loan origination. The Group charges borrowers a transaction fee for the service;

•	Premier wealth management services (“PWM”): services provided to borrowers to facilitate the matching of investors with various registered wealth management products. The Group charges borrowers a transaction fee for the PWM services.

•	Exchange administered product program (E-APP) – product registration services include advising companies on the selection of local financial assets trading service platforms, review registration application documentation and assists with due diligence conducted by the local financial assets trading service platform. NCF Wealth Group charges registration holders (usually are borrowers) for the E-APP product registration services.

Loan transaction fees are received from borrowers upon loan origination or upon funding received by registration holders for E-APP product registration services. At this point, the Group has completed all performance obligations to the borrowers and collectability is reasonably assured. In a few cases where the loans facilitated contain early repayment provision, the rate used to calculate loan facilitation fee is varied, depending on the when the early repayment occurs. In these cases, the Group recognizes the non-refundable service fee when the investor receives repayment which is when the price is considered fixed.

Incentives to investors

The Group occasionally provides incentives via credit vouchers to potential investors at its sole discretion. The voucher incentives are offered to all investors who invest through the Wangxin Puhui platform and Wangxin platform.

The Group provides the following types of incentive:

Cash incentive types	Description	Awarded to	Benefit
Event reward/sign up voucher	Earned upon sign-up for platform events and applied upon investment	Potential investor	One-time fee deduction
Investment reward voucher	Earned upon making an investment and applied upon investment	Investor	One-time fee deduction or Additional interest

When an investor makes an investment through the Group, the investor can apply the vouchers, either upfront as a one-time contribution to the loan investment amount or on a monthly basis over the term of the loan as additional interest. If the investor chooses to apply the voucher upfront, the Group reduces the initial amount the investor needs to fund by the voucher value, but the investor is still entitled to full repayment of the stated principal balance.

The Group considers both investors and borrowers as customers. The event reward and sign up voucher can be applied to the initial investment only. The cost of the awarded vouchers is treated as a direct reduction of revenue upon initial investment by the investor in accordance with ASC 605-50-25-7.

The investment reward voucher can be applied after the initial investment. The Group considers the investment reward voucher as an obligation to investors for future investment. As the amount of the investment reward is relatively small as compared to the financial statements taken as a whole, the Group does not record a deferred revenue.

Commission fee

Yinghua Wealth, one of the Group’s subsidiaries, engages in the businesses of introducing potential investors to purchase contractual funds from other financial institutions. The commission fee is calculated based on a certain percentage of the funds invested by investors that are recommended by Yinghua Wealth.

In 2018, the Group started E-APP product promotion services to promote financial products registered at local financial assets exchange trading service platform. The commission fee is calculated based on a certain percentage of the funds invested by investors and the Group recognizes revenue when registration holders of the financial instruments received funding.

Other revenues

Other revenues that are not mentioned above but are recognized in the combined and consolidated statements of operations include diversion income, advisory income and technology service fees. These other revenues are not considered individually significant to total revenue. Other revenues are recognized when the promised services are completed.

In 2018, the Group started E-APP data processing technology services that offer data transmission and storage to E-APP borrowers to facilitate the preparation of registration application.

.

(c)          Foreign currency and foreign currency translation

The reporting currency of the Group is the US dollar. The functional currency of the BVI and HK entities is the Hong Kong dollar (“HK$”). The functional currency of the Group's PRC subsidiaries, Beijing Oriental and the subsidiaries of the Beijing Oriental is RMB based on the criteria of ASC 830, Foreign Currency Matters.

The combined and consolidated financial statements are translated to U.S. dollars using the period-end rates of exchange for assets and liabilities, equity is translated at historical exchange rates, and average rates of exchange (for the period) are used for revenues and expenses and cash flows. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the functional currency financial statements into U.S. dollars are included in determining comprehensive income / loss. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

91

Share-based compensation

The Group applies ASC 718, Compensation-Stock Compensation (“ASC 718”), to account for its employee share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or an equity award. All of the Group's share-based awards to employees were classified as equity awards. The awards granted are only subject to a service condition and contain graded vesting features. The Group measures the employee share-based compensation based on the grant date fair value of the equity instrument issued and recognized as compensation expense net of an estimated forfeiture rate using graded vesting method, over the requisite service period, with a corresponding amount reflected in additional paid-in capital. The amount of accumulated compensation costs recognized at any date is at least equal to the portion of the grant date fair value of the vested awards on that date.

The estimated forfeiture rate will be adjusted over the requisite service period to the extent that actual forfeiture rate differs, or is expected to differ, from such estimates. Changes in estimated forfeiture rate are recognized through a cumulative catch-up adjustment in the period of change.

Share-based awards granted to non-employees are accounted for in accordance with ASC 505-50 Equity-Based Payments to Non-Employee. All transactions in which services are received in exchange for share-based awards are accounted for based on the fair value of the consideration received or the fair value of the awards issued, whichever is more reliably measurable. Share-based compensation is measured at fair value at the earlier of the commitment date or the date the services are completed. The Group re-measure the awards using the then-current fair value at each reporting date until the measurement date, generally when the services are completed, and awards are vested and attribute the changes in those fair values over the service period by the straight-line method.

Deferred income tax

The Group accounts for income taxes using the asset/liability method prescribed by ASC 740, “Accounting for Income Taxes.” Deferred income taxes are recognized with net operating loss carryforwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2017, 2016, and 2015 are subject to examination by any applicable tax authorities. The Group had no uncertain tax position for the years ended December 31, 2017 and 2016.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

92

Key Operational Metrics

NCF Wealth Group regularly reviews a number of metrics to evaluate its business, measure its performance, identify trends, formulate financial projections and make strategic decisions. The main metrics NCF Wealth Group considers are set forth in the following tables:

	For the Years Ended December 31,			For the Nine Months Ended September 30,
	2017	2016	2015	2018	2017
Transaction volume facilitated (1)
P2P
P2P - individual	$2,174,485,366	$2,665,829,684	$4,470,866,342	422,218,440	1,278,707,189
P2P - business	25,782,134	5,889,302,383	6,348,383,724	231,391,515	7,212,288
Non-P2P
Exchange administered product program - business	40,440,154	-	-	5,138,404,835	27,196,336
Premier Wealth Management - business	12,392,274,787	2,467,937,133	-	1,557,371,102	9,641,585,746
Total	$14,632,982,441	$11,023,069,200	$10,819,250,066	7,349,385,892	10,954,701,559

Annualized transaction volume facilitated (2)
P2P
P2P - individual	$937,642,641	$1,135,493,732	$956,891,892	352,018,894	547,024,961
P2P - business	19,248,104	1,651,197,687	1,075,442,120	85,501,917	4,031,869
Non-P2P
Exchange administered product program - business	22,063,853	-	-	3,298,060,510	16,110,365
Premier wealth management - business	5,905,582,907	911,034,537	-	893,157,534	4,482,594,635
Total	$6,884,537,505	$3,697,725,956	$2,032,334,012	4,628,738,855	5,049,761,830

Number of transactions facilitated (3)
P2P
P2P - individual	5,152,068	83,897	27,130	142,876	3,353,788
P2P - business	186	28,420	34,541	1,610	48
Non-P2P
Exchange administered product program - business	17	-	-	3,854	15
Premier wealth management - business	34,045	11,195	-	469	33,240
Total	5,186,316	123,512	61,671	148,809	3,387,091

Number of borrowers (4)
P2P
P2P - individual	1,793,058	64,949	409	129,308	1,340,127
P2P - business	171	228	195	1,450	48
Non-P2P
Exchange administered product program - business	7	-	-	359	6
Premier wealth management - business	624	222	-	196	499
Total	1,793,860	65,399	604	131,313	1,340,680

Number of investors (5)
Individual	900,618	1,495,403	1,512,165	386,914	760,309
Business	152	57	36	63	123
Total	900,770	1,495,460	1,512,201	386,977	760,432

(1) Transaction volume refers to the total principal amount of transactions facilitated on NCF Wealth Group’s marketplace during the relevant period.
(2) Annualized transaction volume refers to the total principal amount of loans facilitated on NCF Wealth Group’s marketplace during the relevant period multiply by the ratio of 12 months divided by the number of months of data available.
(3) Number of transactions facilitated refers to the total number of loans facilitated on NCF Wealth Group’s marketplace during the relevant period.
(4) Number of borrowers refers to the number of borrowers who recorded successful borrowing activity on NCF Wealth Group’s marketplace during the relevant period.
(5) Number of investors refers to the number of investors who recorded successful investment activity on NCF Wealth Group’s marketplace during the relevant period.

93

The majority of the loans facilitated on NCF Wealth Group’s marketplace have terms of less than 1 year. Therefore the annualized total principal amount of loans facilitated is smaller than the actual facilitated amount during the relevant period. Management uses annualized data as the basis to evaluate operating performance.

Currently, NCF Wealth Group generates revenues primarily from transaction and service fees, which includes the following products:

•	Online P2P loan facilitation services: matching services to connect borrowers with investors and setting up automated repayment schedule upon loan origination. The Group charges borrowers a transaction fee for the service;
•	Premier wealth management services (“PWM”): services provided to borrowers to facilitate the matching of investors with various registered wealth management products. The Group charges borrowers a transaction fee for the PWM services.

•	Exchange administered product program (E-APP) – product registration services include advising companies on the selection of local financial assets trading service platforms, review registration application documentation and assists with due diligence conducted by the local financial assets trading service platform. NCF Wealth Group charges registration holders (usually are borrowers) for the E-APP product registration services.

In recent years, the annualized transaction volume facilitated through NCF Wealth Group’s marketplace has grown rapidly. The total amount of annualized loans facilitated through NCF Wealth Group’s marketplace was $6.9 billion in 2017, which increased substantially from $3.7 billion in 2016 and $2.0 billion in 2015

NCF Wealth Group acquires borrowers through various online channels as well as referrals from asset cooperative institutions. Asset cooperative institutions are the companies who introduce qualified borrowers to NCF Wealth Group. The total number of borrowers who successfully completed borrowings on NCF Wealth Group’s marketplace during the year ended December 31, 2017 was 1,793,860, as compared to 65,399 and 604 during the year ended December 31, 2016, and 2015, respectively. The increase in the number of borrowers over the years presented was attributable to the online channels for acquiring borrowers.  Currently, NCF Wealth Group focuses on attracting business borrowers, and approximately 92% of NCF Wealth Group’s annualized transaction volume for the nine months ended September 30, 2018 was contributed by its business borrowers.

NCF Wealth Group utilizes online channels and funding cooperative institutions to obtain investors. Funding cooperative institutions are companies who introduce investors. While the total number of new investors has been decreasing over the years presented, the average investment amount of new investors has been increasing steadily throughout the same period. This is the result of NCF Wealth Group’s efforts to focus on acquiring creditworthy investors who are able and willing to invest more on its platform. Currently, NCF Wealth Group focuses on attracting individual investors, and 97% of NCF Wealth Group’s investment amount for the nine months ended September 30, 2018 was contributed by individual investors.

94

Results of Operations for the Nine Months Ended September 30, 2018 and 2017

The following table sets forth a summary of NCF Wealth Group’s combined and consolidated results of operations for the periods indicated, both in absolute amount and as a percentage of its net revenues. This information should be read together with NCF Wealth Group’s unaudited condensed, combined and combined and consolidated financial statements and related notes included elsewhere in this offer to purchase.

	Nine Months Ended September 30,
	2018		2017

Net revenue
Transaction and service fee	$179,876,402	89%	$155,767,222	95%
Transaction and service fee - related parties	5,289,039	3%	89,584	0%
Commission fee	5,892,894	3%	3,128,624	2%
Commission fee - related parties	923,393	0%	1,213,464	1%
Other revenue	10,406,601	5%	3,481,634	2%
Other revenue - related parties	-	0%	31,737	0%
Total net revenue	202,388,329	100%	163,712,265	100%

Operating cost and expenses
Sales and marketing expenses	116,447,187	58%	101,803,357	62%
Product development expenses	13,560,569	7%	10,989,593	7%
Loan facilitation and servicing expenses	3,048,165	2%	2,445,026	1%
General and administrative expenses	9,628,017	5%	7,806,300	5%
Total operating cost and expenses	142,683,938	71%	123,044,276	75%

Operating profit	59,704,391	29%	40,667,989	25%

Other income
Interest income – related parties	6,212,400	3%	3,220,361	2%
Interest expense	(34,228)	0%	(125,881)	0%
Foreign currency transaction (loss) gain	(1,718,186)	-1%	1,593,460	1%
Loss in equity method investment	(192,603)	0%	-	0%
Gain on sale of equity interest in a subsidiary	172,531	0%	-	0%
Loss on sale of equity interest in a subsidiary	(72,995)	0%	-	0%
Income from available-for-sale financial assets investment	185,967	0%	377,903	0%
Other miscellaneous income (expense)	41,622	0%	(15,552)	0%
Total other income	4,594,508	2%	5,050,291	3%

Profit before income tax	64,298,899	32%	45,718,280	28%

Income tax expense	(14,799,270)	-7%	(11,770,718)	-7%

Net income	$49,499,629	24%	$33,947,562	21%

95

Operating Revenues

The following table sets forth the breakdown of NCF Wealth Group’s operating revenues for the periods indicated:

	Nine Months Ended September 30,
	2018	2017	$ Change	% Change

Net revenue
Transaction and service fee	$179,876,402	$155,767,222	$24,109,180	15%
Transaction and service fee - related parties	5,289,039	89,584	5,199,455	5804%
Commission fee	5,892,894	3,128,624	2,764,270	88%
Commission fee - related parties	923,393	1,213,464	(290,071)	-24%
Other revenue	10,406,601	3,481,634	6,924,967	199%
Other revenue - related parties	-	31,737	(31,737)	-100%
Total net revenue	$202,388,329	$163,712,265	$38,676,064	24%

The total net revenue for the nine months ended September 30, 2018, was $202.4 million, an increase of $38.7 million, or 24%, from $163.7 million for the nine months ended September 30, 2017. The increase was mainly caused by a significant increase of $29.3 million in transaction and service fee generated from NCF Wealth Group’s P2P services and non-P2P services.

NCF Wealth Group’s transaction and service fee generated from third parties was $179.9 million for the nine months ended September 30, 2018, an increase of $24.1 million, or 15%, from $155.8 million for the nine months ended September 30, 2017. NCF Wealth Group’s transaction and service fee generated from related parties was $5.3 million for the nine months ended September 30, 2018, an increase of $5.2 million, or 5,804%, from $0.1 million for the nine months ended September 30, 2017.

The increase in the aggregate transaction and service fee was attributable to an increase in the average transaction fee rate. The average transaction fee rate for P2P services increased by 19% from 4.3% in 2017 to 5.1% in 2018. The average transaction fee rate for non-P2P services increased by 25% from 4.3% in 2017 to 5.3% in 2018.

Apart from NCF Wealth Group’s primary business of loan facilitation, its subsidiary, Yinghua Wealth engages in the business of introducing potential investors to purchase contractual funds from other financial institutions. The aggregate commission fee earned increased by $2.5 million, or 57%, from $4.3 million for the nine months ended September 30, 2017, to $6.8 million for the nine months ended September 30, 2018. The increase was mainly driven by a 70% increase in transaction volume in 2018.

NCF Wealth Group’s commission fee generated from third parties was $5.9 million for the nine months ended September 30, 2018, an increase of $2.8 million, or 88%, from $3.1 million for the nine months ended September 30, 2017. NCF Wealth Group’s commission fee generated from related parties was $0.9 million for the nine months ended September 30, 2018, a decrease of $0.3 million, or 24%, from $1.2 million for the nine months ended September 30, 2017.

Other revenue includes diversion income, advisory income, technology service fees, and fees from E-APP-data processing technical services. NCF Wealth Group started to engage in E-APP data processing technical services in 2018, which mainly contributed to the $6.9 million, or 196%, increase in other revenue from $3.5 million for the nine months ended September 30, 2017 to $10.4 million for the nine months ended September 30, 2018.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of commission paid to co-operating partners, advertising and marketing promotion expenses, salaries and benefits and other expenses incurred by NCF Wealth Group’s sales and marketing personnel.

96

NCF Wealth Group’s major selling and marketing expenses comprised of the following items during the respective periods as follows:

	Nine Months Ended September 30,
	2018	2017	$ Change	% Change

Sales and marketing expenses
Promotion expenses (a)	$19,263,847	$19,008,267	$255,580	1%
Commission expenses (b)	83,288,020	65,681,295	17,606,725	27%
Salaries and benefits	10,453,506	14,311,567	(3,858,061)	-27%
Rental expenses	1,370,527	1,293,386	77,141	6%
Business tax	1,128,984	907,078	221,906	24%
Others	942,303	601,764	340,539	57%
Total sales and marketing expenses	$116,447,187	$101,803,357	$14,643,830	14%

(a)	Promotion expenses were expenses incurred mainly for brand promotion and online marketing activities
(b)	Commission expenses were payments to funding cooperative institutions for their referrals to NCF Wealth Group’s services and products

The total sales and marketing expenses for the nine months ended September 30, 2018 were $116.4 million, an increase of $14.6 million, or 14%, from $101.8 million for the nine months ended September 30, 2017. The increase was mainly caused by a significant increase in commission expenses, partially offset by a decrease in salaries and benefits expenses.

Commission expenses increased by $17.6 million, or 27%, from $65.7 million for the nine months ended September 30, 2017, to $83.3 million for the nine months ended September 30, 2018. The increase of NCF Wealth Group’s commission expenses was mainly due to its reliance on the use of funding cooperative institutions to refer investors.

Salaries and benefits expenses were $10.5 million for the nine months ended September 30, 2018, a decrease of $3.8 million, or 27%, from $14.3 million for the nine months ended September 30, 2017. In 2018, Beijing NCF Financial Service Information Technology Co., Ltd closed down its marketing office in Shanghai. The closing of the marketing office led to a significant decrease in the salaries and benefits expenses.

Product Development Expenses

Product development expenses include expenses incurred by NCF Wealth Group to facilitate the loan matching business, to gather historical data and borrowing behaviors, as well as to maintain, monitor, and manage its transaction and service platform.

NCF Wealth Group’s major product development expenses comprised of the following items during the respective periods:

	Nine Months Ended September 30,
	2018	2017	$ Change	% Change

Product development expenses
Salaries and benefits	$7,670,822	$6,863,098	$807,724	12%
Rental expenses	559,049	582,820	(23,771)	-4%
Depreciation	107,340	84,940	22,400	26%
Service and consulting expenses	1,724,648	1,049,272	675,376	64%
Maintenance expenses	3,218,411	2,324,260	894,151	38%
Others	280,299	85,203	195,096	229%
Total product development expenses	$13,560,569	$10,989,593	$2,570,976	23%

97

The total product development expenses increased by $2.6 million, or 23%, to $13.6 million for the nine months ended September 30, 2018, from $11.0 million for the nine months ended September 30, 2017. The increase was mainly attributable to an increase in maintenance expenses, salaries and benefits expenses, and service and consulting expenses.

Maintenance expenses were $3.2 million for the nine months ended September 30, 2018, an increase of $0.9 million, or 38%, from $2.3 million for the nine months ended September 30, 2017. Due to the massive defaults experienced in the P2P industry in June 2018, NCF Wealth Group saw significant activities on its platforms for inquiries that led to increased maintenance expenses necessary to keep the platforms running smoothly.

Salaries and benefits expenses increased by $0.8 million, or 12%, from $6.9 million for the nine months ended September 30, 2017, to $7.7 million for the nine months ended September 30, 2018, as NCF Wealth Group hired more software project developers during 2018 to support the rapid growth of the business.

Service and consulting expenses increased by $0.7 million, or 64%, from $1.0 million for the nine months ended September 30, 2017, to $1.7 million for the nine months ended September 30, 2018, which was mainly caused by NCF Wealth Group’s increased expenses on IT services due to its increased need for technology development.

NCF Wealth Group expects its product development expenses to continue to increase in the foreseeable future, as its business continues to grow and NCF Wealth Group innovates financial products and services for its customers.

Loan Facilitation and Servicing Expenses

Loan facilitation and servicing expenses consist primarily of costs related to credit assessment and customer and system support.

NCF Wealth Group’s major loan facilitation and servicing expenses comprised of the following items during the respective periods:

	Nine Months Ended September 30,
	2018	2017	$ Change	% Change

Loan facilitation and servicing expenses
Salaries and benefits	$1,850,830	$1,373,051	$477,779	35%
Rental expenses	339,503	360,324	(20,821)	-6%
Depreciation	161,518	116,163	45,355	39%
Service and consulting expenses	488,679	484,313	4,366	1%
Others	207,635	111,175	96,460	87%
Total loan facilitation and servicing expenses	$3,048,165	$2,445,026	$603,139	25%

The total loan facilitation and servicing expenses increased by $0.6 million, or 25%, to $3.0 million for the nine months ended September 30, 2018, from $2.4 million for the nine months ended September 30, 2017. The increase was mainly attributable to the increase in salaries and benefits expenses as NCF Wealth Group hired more people in its risk assessment and customer service departments during 2018. Salaries and benefits expenses increased by $0.5 million, or 35%, from $1.4 million for the nine months ended September 30, 2017, to $1.9 million for the nine months ended September 30, 2018.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits (including share-based compensation) for general management, finance, and administrative personnel, rental, professional service fees, and other expenses.

NCF Wealth Group’s major general and administrative expenses comprised of the following items during the respective periods:

98

	Nine Months Ended September 30,
	2018	2017	$ Change	% Change

General and administrative expenses
Salaries and benefits	$5,883,250	$5,550,270	$332,980	6%
Rental expenses	886,961	724,123	162,838	22%
Depreciation	147,627	110,926	36,701	33%
Service and consulting expenses	1,704,062	621,593	1,082,469	174%
Others	1,006,117	799,388	206,729	26%
Total general and administrative expenses	$9,628,017	$7,806,300	$1,821,717	23%

NCF Wealth Group’s total general and administrative expenses increased by $1.8 million, or 23%, to $9.6 million for the nine months ended September 30, 2018, from $7.8 million for the nine months ended September 30, 2017. The increase was mainly driven by a significant increase in service and consulting expenses. Service and consulting expenses increased by $1.1 million, or 174%, to $1.7 million for the nine months ended September 30, 2018, from $0.6 million for the nine months ended September 30, 2017, which was mainly due to higher expenses on professional services incurred during the nine months ended September 30, 2018 in connection with statutory and tender offer filings requirements.

Other income

Other income consists of primarily interest income or expense from related parties, interest income or expense from third parties, foreign currency transaction gain or loss, income from available-for-sale financial assets investment, and other miscellaneous income or expense.

The following table sets forth a breakdown of other income:

	Nine Months Ended September 30,
	2018	2017	$ Change	% Change

Other income
Interest income - related parties	$6,212,400	$3,220,361	$2,992,039	93%
Interest expense	(34,228)	(125,881)	91,653	-73%
Foreign currency transaction (loss) gain	(1,718,186)	1,593,460	(3,311,646)	-208%
Loss in equity method investment	(192,603)	-	(192,603)	-100%
Gain on sale of equity interest in a subsidiary	172,531	-	172,531	100%
Loss on sale of equity interest in a subsidiary	(72,995)	-	(72,995)	-100%
Income from available-for-sale financial assets investment	185,967	377,903	(191,936)	-51%
Other miscellaneous income (expense)	41,622	(15,552)	57,174	-368%
Total other income	$4,594,508	$5,050,291	$(455,783)	-9%

Interest income from related parties was $6.2 million for the nine months ended September 30, 2018, an increase of $3.0 million, or 93%, from $3.2 million for the nine months ended September 30, 2017. The increase was mainly due to an increase of $3.0 million in interest earned from loans receivable from related parties.

NCF Wealth Group incurred a $1.7 million foreign currency transaction loss during the nine months ended September 30, 2018, compared to the $1.6 million foreign currency transaction gain during the nine months ended September 30, 2017, which was mainly due to the fluctuations in the exchange rate between the Hong Kong Dollar and RMB. The foreign currency transaction gain or loss arose from the RMB denominated bank account in Hong Kong.

Loss in equity method investment in 2018 was solely from Linggui Technology (Beijing) Co., Ltd (“Linggui”), an entity that NCF Wealth Group acquired in November 2017. The gain on sale of equity interest in a subsidiary in 2018 is related to Zhonghui Investment Management Co., Ltd (“Zhonghui”), an entity NCF Wealth Group acquired in 2016 and sold in 2018. The loss on sale of equity in a subsidiary in 2018 is related to Tianjin Yuanrong Asset Management Co., Ltd (“Tianjin Yuanrong”), an entity NCF Wealth Group acquired in 2016 and sold to a an unrelated party in 2018.

NCF Wealth Group incurred $0.2 million of income from available-for-sale financial assets investment during the nine months ended September 30, 2018, compared to $0.4 million during the nine months ended September 30, 2017. The income was the result of NCF Wealth Group’s participation in its own P2P marketplace platform and other monetary fund in 2017. NCF Wealth Group sold the P2P investment in 2018.

Net income

NCF Wealth Group incurred a net income of $49.5 million for the nine months ended September 30, 2018, compared to a net income of $33.9 million for the nine months ended September 30, 2017. The increase in net income was driven by an increase of $38.7 million in net revenues, partially offset by an increase of $19.6 million in total operating expenses during the nine months ended September 30, 2018 as compared to the nine months ended September 30, 2017.

99

Results of Operations for the Years Ended December 31, 2017, 2016, and 2015

The following table sets forth a summary of NCF Wealth Group’s combined and consolidated results of operations for the years indicated, both in absolute amount and as a percentage of its net revenues. This information should be read together with NCF Wealth Group’s combined and consolidated financial statements and related notes included elsewhere in this offer to purchase.

	For the Years Ended December 31,
	2017		2016		2015

Net revenue
Transaction and service fee	$208,166,308	94%	$99,056,931	87%	$16,370,014	65%
Transaction and service fee - related parties	87,660	0%	1,176,104	1%	2,025,358	8%
Commission fee	6,446,753	3%	10,080,180	9%	5,138,077	21%
Commission fee - related parties	1,516,621	1%	1,197,575	1%	1,448,713	6%
Other revenue	5,541,601	2%	2,755,364	2%	34,014	0%
Other revenue - related parties	149,701	0%	33,935	0%	-	0%
Total net revenue	221,908,644	100%	114,300,089	100%	25,016,176	100%

Operating cost and expenses
Sales and marketing expenses	150,411,453	68%	103,619,248	91%	77,161,660	308%
Product development expenses	15,323,516	7%	13,656,817	12%	10,598,054	42%
Loan facilitation and servicing expenses	3,334,719	2%	2,973,370	3%	2,460,662	10%
General and administrative expenses	11,981,156	5%	9,274,374	8%	14,754,100	59%
Total operating cost and expenses	181,050,844	82%	129,523,809	113%	104,974,476	420%

Operating profit (loss)	40,857,800	18%	(15,223,720)	-13%	(79,958,300)	-320%

Other income (expenses)
Interest income – related parties	4,773,013	2%	1,802,979	2%	760,226	3%
Interest expense – related parties	-	0%	(282,276)	0%	-	0%
Interest income (expense)	(157,640)	0%	126,616	0%	(180,801)	-1%
Foreign currency transaction gain (loss)	2,246,572	1%	(2,324,618)	-2%	293,981	1%
Loss in equity method investment	(22,777)	0%	(110,494)	0%	-	0%
Gain on sale of equity method investee	-	0%	110,494	0%	-	0%
Gain on sale of equity interest in a subsidiary	-	0%	-	0%	737,217	3%
Income from available-for-sale financial assets investment	494,252	0%	-	0%	-	0%
Other miscellaneous income (expense)	1,473	0%	(159,090)	0%	(38,063)	0%
Total other income (expenses)	7,334,893	3%	(836,389)	-1%	1,572,560	6%

Profit (loss) before income tax	48,192,693	22%	(16,060,109)	-14%	(78,385,740)	-313%
Income tax (expense) benefit	(12,348,395)	-6%	2,806,686	2%	14,496,066	58%
Net income (loss)	$35,844,298	16%	$(13,253,423)	-12%	$(63,889,674)	-255%

100

Year Ended December 31, 2017, Compared to Year Ended December 31, 2016

Operating Revenues

The following table sets forth the breakdown of NCF Wealth Group’s operating revenues for the years indicated:

	For the Years ended December 31
	2017	2016	$ Change	% Change

Net revenue
Transaction and service fee	$208,166,308	$99,056,931	$109,109,377	110%
Transaction and service fee - related parties	87,660	1,176,104	(1,088,444)	-93%
Commission fee	6,446,753	10,080,180	(3,633,427)	-36%
Commission fee - related parties	1,516,621	1,197,575	319,046	27%
Other revenue	5,541,601	2,755,364	2,786,237	101%
Other revenue - related parties	149,701	33,935	115,766	341%
Total net revenue	$221,908,644	$114,300,089	$107,608,555	94%

The total net revenue for the year ended December 31, 2017, was $221.9 million, an increase of $107.6 million, or 94%, from $114.3 million for the year ended December 31, 2016. The increase was mainly caused by a significant increase of $108.0 million in transaction and service fee, generated from NCF Wealth Group’s P2P services and non-P2P services. The increase in transaction and service fees was partially offset by a decrease of $3.4 million in commission fees.

As shown in NCF Wealth Group’s key operational metrics, the increase in transaction and service fee was mainly attributable to the substantial increase in the annualized volume of transactions facilitated through NCF Wealth Group’s marketplace, which was $6.9 billion for the year ended December 31, 2017, an increase of $3.3 billion as compared to $3.7 billion for the year ended December 31, 2016. Of the $3.2 billion increase, the annualized transaction volume of non-P2P services increased by $5.0 billion, offset by a decrease of $1.8 billion in the annualized transaction volume of P2P services. The annualized transaction volume of NCF Wealth Group’s non-P2P services increased due to the increased financing needs of SMEs, while the annualized transaction volume of its P2P services decreased as NCF Wealth Group is focusing more on its non-P2P services.

The increase in transaction and service fee was also, to a lesser extent, attributable to an increase in the average transaction fee rate. The average transaction fee rate for P2P services increased by 10% from 3.9% in 2016 to 4.3% in 2017. The average transaction fee rate for Non-P2P services increased by 50% from 2.9% in 2016 to 4.3% in 2017.

101

NCF Wealth Group’s actual transaction and service fees generated from third parties was $208.2 million for the year ended December 31, 2017, an increase of $109.1 million, or 110%, from $99.1 million for the year ended December 31, 2016. NCF Wealth Group’s transaction and service fee generated from related parties were $0.1 million for the year ended December 31, 2017, a decrease of $1.1 million, or 93%, from $1.2 million for the year ended December 31, 2016.

Since June 2018, a wave of defaults has been sweeping across China’s peer-to-peer lending industry, causing investors to withdraw funds and platforms to collapse. Many online lending platforms have been suffering problems, but NCF Wealth Group still achieved steady growth in its transaction and service fees, and it expects its transaction and service fee to continue to grow for both P2P services and non-P2P services. Under the current market conditions, financing sources for SMEs and individual borrowers are limited, which is favorable to NCF Wealth Group because it focuses on providing financing solutions to both SMEs and individual borrowers. In addition, as the Chinese government cracks down non-compliance competitors, the level of competition in the P2P services decreases. NCF Wealth Group believes that its pricing power will become stronger.

Apart from NCF Wealth Group’s primary business of loan facilitation, its subsidiary, Yinghua Wealth Investment Management Holdings Co., Ltd (“Yinghua Wealth”), engages in the business of introducing potential investors to purchase contractual funds from other financial institutions. Commission fee generated from third parties was $6.4 million for the year ended December 31, 2017, a decrease of $3.7 million, or 36%, from $10.1 million for the year ended December 31, 2016. NCF Wealth Group’s commission fee generated from related parties was $1.5 million for the year ended December 31, 2017, an increase of $0.3 million, or 27%, from $1.2 million for the year ended December 31, 2016.The decrease in commission fees was mainly due to lower commission fee rates from third parties.

Other revenue includes diversion income, advisory income, and technology service fees. NCF Wealth Group started to engage in diversion services in 2017, which contributed to the $2.9 million, or 104%, increase in other revenue from $2.8 million for the year ended December 31, 2016, to $5.7 million for the year ended December 31, 2017.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of commission paid to co-operating partners, advertising and marketing promotion expenses, salaries and benefits and other expenses incurred by NCF Wealth Group’s sales and marketing personnel.

NCF Wealth Group’s major selling and marketing expenses comprised of the following items during the respective years as follows:

	For the Years ended December 31
	2017	2016	$ Change	% Change

Sales and marketing expenses
Promotion expenses (a)	$33,696,880	$27,726,211	$5,970,669	22%
Commission expenses (b)	95,395,925	57,631,771	37,764,154	66%
Salaries and benefits	17,595,964	14,060,829	3,535,135	25%
Rental expenses	1,734,731	2,970,248	(1,235,517)	-42%
Business tax	1,121,159	328,112	793,047	242%
Others	866,794	902,077	(35,283)	-4%
Total sales and marketing expenses	$150,411,453	$103,619,248	$46,792,205	45%

(a)   Promotion expenses are expenses incurred mainly for brand promotion and online marketing activities

(b)   Commission expenses are payments to funding cooperative institutions and third-party financial advisors for their referrals to NCF Wealth Group’s services and products

The total sales and marketing expenses for the year ended December 31, 2017, were $150.4 million, an increase of $46.8 million, or 45%, from $103.6 million for the year ended December 31, 2016. The increase was mainly caused by a significant increase in promotion expenses and commission expenses.

102

Promotion expenses increased by $6.0 million, or 22%, to $33.7 million for the year ended December 31, 2017, from $27.7 million for the year ended December 31, 2016. The increase was mainly due to NCF Wealth Group’s efforts on online marketing to expand its borrower and investor base through online channels.

Commission expenses increased by $37.8 million, or 66%, from $57.6 million for the year ended December 31, 2016, to $95.4 million for the year ended December 31, 2017. The increase of NCF Wealth Group’s commission expenses was mainly due to its reliance on the use of funding cooperative institutions and third-party financial advisors to refer investors.

Salaries and benefits expenses increased by $3.5 million, or 25%, from $14.1 million for the year ended December 31, 2016, to $17.6 million for the year ended December 31, 2017. The increase was mainly attributable to the increased number of employees. NCF Wealth Group hired more employees during 2017 to support the rapid growth of the business.

Rental expenses decreased by $1.3 million, or 42%, from $3.0 million for the year ended December 31, 2016, to $1.7 million for the year ended December 31, 2017. Yinghua Wealth closed most of the branch offices in 2017, resulting in a reduction in leased space and a decrease in rental expenses. However, NCF Wealth Group expects its rental expenses to increase in the foreseeable future as its base rent will continue to increase.

Business tax was $1.1 million for the year ended December 31, 2017, an increase of $0.8 million, or 242%, from $0.3 million for the year ended December 31, 2016, which was mainly due to NCF Wealth Group’s large increase in the number of transactions facilitated through NCF Wealth Group’s marketplace from 123,512 in 2016 to 5,186,316 in 2017.

NCF Wealth Group is exploring options to reduce its sales and marketing expense, especially the commission expenses as they accounted for more than 80% of the total increase. NCF Wealth Group plans to slowly phase out its reliance on funding cooperative institutions as a referral source.

Product Development Expenses

Product development expenses include expenses incurred by NCF Wealth Group to facilitate the loan matching business, to gather historical data and borrowing behaviors, as well as to maintain, monitor, and manage its transaction and service platform.

NCF Wealth Group’s major product development expenses are comprised of the following items during the respective years:

	For the Years ended December 31
	2017	2016	$ Change	% Change

Product development expenses
Salaries and benefits	$9,206,372	$7,773,650	$1,432,722	18%
Rental expenses	786,496	762,036	24,460	3%
Depreciation	114,662	122,457	(7,795)	-6%
Service and consulting expenses	1,070,318	457,467	612,851	134%
Maintenance expenses	3,980,726	4,428,354	(447,628)	-10%
Others	164,942	112,853	52,089	46%
Total product development expenses	$15,323,516	$13,656,817	$1,666,699	12%

The total product development expenses increased by $1.6 million, or 12%, to $15.3 million for the year ended December 31, 2017, from $13.7 million for the year ended December 31, 2016. The increase was mainly attributable to an increase of $1.4 million in salaries and benefits expenses as NCF Wealth Group hired more employees during 2017 to support the rapid growth of the business.

Service and consulting expenses increased by $0.6 million, or 134%, from $0.5 million for the year ended December 31, 2016, to $1.1 million for the year ended December 31, 2017, which was caused by the increased user authentication expenses and system security testing expenses in 2017 as NCF Wealth Group continued to improve its risk control system.

103

Maintenance expenses decreased by $0.4 million, or 10%, from $4.4 million for the year ended December 31, 2016, to $4.0 million for the year ended December 31, 2017. In 2016, NCF Wealth Group engaged a professional firm that is a related party to provide technical infrastructure maintenance services, including storage, security, daily maintenance, for transaction system, risk control system and other administrative systems. The decrease in maintenance expenses was due to a one-time setup fee incurred during the year ended December 31, 2016.

NCF Wealth Group expects its product development expenses to continue to increase in the foreseeable future, as its business continues to grow and NCF Wealth Group develops and introduces new products and services on its marketplace.

Loan Facilitation and Servicing Expenses

Loan facilitation and servicing expenses consist primarily of costs related to credit assessment and customer and system support.

NCF Wealth Group’s major loan facilitation and servicing expenses are comprised of the following items during the respective years:

	For the Years ended December 31
	2017	2016	$ Change	% Change

Loan facilitation and servicing expenses
Salaries and benefits	$1,895,503	$1,523,886	$371,617	24%
Rental expenses	422,981	485,844	(62,863)	-13%
Depreciation	156,066	113,028	43,038	38%
Service and consulting expenses	671,541	715,506	(43,965)	-6%
Others	188,628	135,106	53,522	40%
Total loan facilitation and servicing expenses	$3,334,719	$2,973,370	$361,349	12%

The total loan facilitation and servicing expenses increased by $0.3 million, or 12%, to $3.3 million for the year ended December 31, 2017, from $3.0 million for the year ended December 31, 2016. The increase was mainly attributable to the increase in salaries and benefits expenses as NCF Wealth Group hired more employees during 2017. Salaries and benefits expenses increased by $0.4 million, or 24%, from $1.5 million for the year ended December 31, 2016 to $1.9 million for the year ended December 31, 2017.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits (including share-based compensation) for general management, finance, and administrative personnel, rental, professional service fees, and other expenses.

NCF Wealth Group’s major general and administrative expenses comprised the following items during the respective periods:

	For the Years ended December 31
	2017	2016	$ Change	% Change

General and administrative expenses
Salaries and benefits	$7,708,959	$6,415,011	$1,293,948	20%
Rental expenses	1,022,539	1,189,333	(166,794)	-14%
Provision for doubtful accounts	1,303,739	-	1,303,739	100%
Depreciation	153,125	149,282	3,843	3%
Service and consulting expenses	663,889	394,556	269,333	68%
Others	1,128,905	1,126,192	2,713	0%
Total general and administrative expenses	$11,981,156	$9,274,374	$2,706,782	29%

104

NCF Wealth Group’s total general and administrative expenses increased by $2.7 million, or 29%, to $12.0 million for the year ended December 31, 2017, from $9.3 million for the year ended December 31, 2016. The increase was mainly driven by an increase in salaries and benefits expenses and the provision for doubtful accounts.

Salaries and benefits increased by $1.3 million, or 20%, from $6.4 million for the year ended December 31, 2016, to $7.7 million for the year ended December 31, 2017, which was mainly due to the increased number of employees hired during 2017 to support the rapid growth of the business.

NCF Wealth Group recorded a provision for doubtful accounts in the amount of $1.3 million during the year ended December 31, 2107 based upon an assessment of its balance of other receivables. No provision was recorded during the year ended December 31, 2016 as NCF Wealth Group had been receiving payments and no indications of uncollectability were identified in 2016.

Other income (expense)

Other income or expense consists of primarily interest income or expense from related parties, interest income or expense from third parties, foreign currency transaction gain or loss, loss in equity method investment, gain on sale of equity method investee, income from available-for-sale financial assets investment, and other miscellaneous income or expense.

The following table sets forth a breakdown of other income or expense:

	For the Years ended December 31
	2017	2016	$ Change	% Change

Other income (expense)
Interest income – related parties	$4,773,013	$1,802,979	$2,970,034	165%
Interest expense – related parties	-	(282,276)	282,276	-100%
Interest income (expense)	(157,640)	126,616	(284,256)	-225%
Foreign currency transaction gain (loss)	2,246,572	(2,324,618)	4,571,190	-197%
Loss in equity method investment	(22,777)	(110,494)	87,717	-79%
Gain on sale of equity method investee	-	110,494	(110,494)	-100%
Income from available-for-sale financial assets investment	494,252	-	494,252	100%
Other miscellaneous income (expense)	1,473	(159,090)	160,563	-101%
Total other income (expense)	$7,334,893	$(836,389)	$8,171,282	-977%

Interest income from related parties was $4.8 million for the year ended December 31, 2017, an increase of $3.0 million, or 165%, from $1.8 million for the year ended December 31, 2016. The increase was mainly due to an increase of $2.7 million in interest earned from NCF Wealth Group’s customers’ deposits at Haikou United Rural Commercial Bank Co., Ltd, and an increase of $0.3 million in interest earned from loan receivable from related parties. Interest expense from related parties was $0.0 million for the year ended December 31, 2017, a decrease of 0.3 million, or 100%, from $0.3 million for the year ended December 31, 2016. Interest expense from third parties was $0.2 million for the year ended December 31, 2017, compared to $0.1 million of interest income for the year ended December 31, 2016.

NCF Wealth Group incurred a $2.2 million foreign currency transaction gain during the year ended December 31, 2017, compared to the $2.3 million foreign currency transaction loss during the year ended December 31, 2016, which was mainly due to the fluctuations on the exchange rate between the Hong Kong Dollar and RMB. The foreign currency transaction gain or loss arose from the RMB denominated bank account in Hong Kong.

Loss in equity method investment in 2017 was solely from Linggui Technology (Beijing) Co. Ltd. (“Linggui”), an entity that NCF Wealth Group acquired in November 2017. Loss in equity method investment for 2016 and the gain on sale of equity method investee are related to Shanghai Zisheng Network Technology Co., Ltd. (“Zisheng”), an entity NCF Wealth Group acquired in 2016 and sold in 2016.

NCF Wealth Group incurred $0.5 million of income from available-for-sale financial assets investment during the year ended December 31, 2017, compared to $0 for the year ended December 31, 2016. The income was the result of NCF Wealth Group’s participation in its own P2P marketplace platform and monetary fund as a lender in 2017. NCF Wealth Group sold the P2P investment in 2018.

Net income (loss)

NCF Wealth Group incurred a net income of $35.8 million for the year ended December 31, 2017, compared to a net loss of $13.3 million for the year ended December 31, 2016. The increase in net income was driven by an increase of $107.6 million in net revenues, partially offset by an increase in total operating expenses of $51.5 million during the year ended December 31, 2017, as compared to the year ended December 31, 2016.

105

Year Ended December 31, 2016, Compared to Year Ended December 31, 2015

Operating Revenues

The following table sets forth the breakdown of NCF Wealth Group’s operating revenues for the years indicated:

	For the Years ended December 31
	2016	2015	$ Change	% Change

Net revenue
Transaction and service fee	$99,056,931	$16,370,014	$82,686,917	505%
Transaction and service fee - related parties	1,176,104	2,025,358	(849,254)	-42%
Commission fee	10,080,180	5,138,077	4,942,103	96%
Commission fee - related parties	1,197,575	1,448,713	(251,138)	-17%
Other revenue	2,755,364	34,014	2,721,350	8001%
Other revenue - related parties	33,935	-	33,935	100%
Total net revenue	$114,300,089	$25,016,176	$89,283,913	357%

The total net revenue for the year ended December 31, 2016, was $114.3 million, an increase of $89.3 million, or 357%, from $25.0 million for the year ended December 31, 2015. The increase was mainly caused by a significant increase of $81.8 million in transaction and service fees generated from NCF Wealth Group’s P2P services and Non-P2P services.

As shown in NCF Wealth Group’s key operations metrics, the increase in transaction and service fee was mainly attributable to the substantial increase in the annualized volume of transactions facilitated through NCF Wealth Group’s marketplace, which was $3.7 billion for the year ended December 31, 2016, an increase of $1.7 billion from $2.0 billion for the year ended December 31, 2015. NCF Wealth Group launched the non-P2P services in November 2016 and achieved a $0.9 billion of annualized transaction volume of Non-P2P services. NCF Wealth Group also realized an increase of $0.8 billion in the annualized transaction volume of P2P services.

The increase in transaction and service fee was also, to a lesser extent, attributable to an increase in the average transaction fee rate. The average transaction fee rate for P2P services increased by 28% from 3.0% in 2015 to 3.9% in 2016.

NCF Wealth Group’s transaction and service fee generated from third parties was $99.1 million for the year ended December 31, 2016, an increase of $82.7 million, or 505%, as compared to the $16.4 million for the year ended December 31, 2015. NCF Wealth Group’s transaction and service fee generated from related parties were $1.2 million for the year ended December 31, 2016, a decrease of $0.9 million, or 42%, from $2.1 million for the year ended December 31, 2015.

Apart from NCF Wealth Group’s primary business of loan facilitation, its subsidiary, Yinghua Wealth, engages in the business of introducing potential investors to purchase contractual funds from other financial institutions. Commission fee earned increased by $4.7 million, or 71%, from $6.6 million for the year ended December 31, 2015, to $11.3 million for the year ended December 31, 2016. The increase was mainly driven by a 102% increase in transaction volume in 2016.

NCF Wealth Group’s commission fee generated from third parties was $10.1 million for the year ended December 31, 2016, an increase of $5.0 million, or 96%, from $5.1 million for the year ended December 31, 2015. NCF Wealth Group’s commission fee generated from related parties was $1.2 million for the year ended December 31, 2016, a decrease of $0.3 million, or 17%, from $1.5 million for the year ended December 31, 2015.

Other revenue includes advisory income and technology service fees. NCF Wealth Group started to engage in advisory services in 2016, which contributed to the $2.8 million increase in other revenue from $0.0 million for the year ended December 31, 2015, to $2.8 million for the year ended December 31, 2016.

106

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of commission paid to co-operating partners, advertising and marketing promotion expenses, salaries and benefits and other expenses incurred by NCF Wealth Group’s sales and marketing personnel.

NCF Wealth Group’s major selling and marketing expenses comprised of the following items during the respective years as follows:

	For the Years ended December 31
	2016	2015	$ Change	% Change

Sales and marketing expenses
Promotion expenses (a)	$27,726,211	$26,942,587	$783,624	3%
Commission expenses (b)	57,631,771	34,237,911	23,393,860	68%
Salaries and benefits	14,060,829	12,203,205	1,857,624	15%
Rental expenses	2,970,248	2,390,479	579,769	24%
Business tax	328,112	331,907	(3,795)	-1%
Others	902,077	1,055,571	(153,494)	-15%
Total sales and marketing expenses	$103,619,248	$77,161,660	$26,457,588	34%

(a)	Promotion expenses were expenses incurred mainly for brand promotion and online marketing activities
(b)	Commission expenses were payments to funding cooperative institutions and third-party financial advisors for their referrals to NCF Wealth Group’s services and products

The total sales and marketing expenses for the year ended December 31, 2016, were $103.6 million, an increase of $26.4 million, or 34%, from $77.2 million for the year ended December 31, 2015. The increase was mainly caused by a significant increase in commission expenses. Commission expenses increased by $23.4 million, or 68%, from $34.2 million for the year ended December 31, 2015, to $57.6 million for the year ended December 31, 2016. The increase of NCF Wealth Group’s commission expenses was mainly due to its reliance on the use of funding cooperative institutions and third-party financial advisors to refer investors.

Salaries and benefits expenses increased by $1.9 million, or 15%, from $12.2 million for the year ended December 31, 2015, to $14.1 million for the year ended December 31, 2016. The increase was mainly attributable to the increased number of employees. NCF Wealth Group hired more employees during 2016 to support the rapid growth of the business.

Promotion expenses for the year ended December 31, 2016, were $27.7 million, an increase of $0.8 million, or 3%, compared to the $26.9 million for the year ended December 31, 2015. The increase was mainly due to NCF Wealth Group’s efforts on online marketing to expand its borrower and investor base through online channels.

Rental expenses increased by $0.6 million, or 24%, from $2.4 million for the year ended December 31, 2015, to $3.0 million for the year ended December 31, 2016. The increase in total rental expenses was mainly caused by new leases signed to support the increased number of employees.

Product Development Expenses

Product development expenses include expenses incurred by NCF Wealth Group to facilitate the loan matching business, to gather historical data and borrowing behaviors, as well as to maintain, monitor, and manage its transaction and service platform.

107

NCF Wealth Group’s major product development expenses comprised of the following items during the respective periods:

	For the Years ended December 31
	2016	2015	$ Change	% Change

Product development expenses
Salaries and benefits	$7,773,650	$8,477,085	$(703,435)	-8%
Rental expenses	762,036	359,719	402,317	112%
Depreciation	122,457	96,425	26,032	27%
Service and consulting expenses	457,467	1,513,001	(1,055,534)	-70%
Maintenance expenses	4,428,354	-	4,428,354	100%
Others	112,853	151,824	(38,971)	-26%
Total product development expenses	$13,656,817	$10,598,054	$3,058,763	29%

For the year ended December 31, 2016, total product development expenses increased by $3.1 million, or 29%, to $13.7 million from $10.6 million for the year ended December 31, 2015. The increase was primarily caused by a significant increase in NCF Wealth Group’s maintenance expenses, partially offset by a decrease in its service and consulting expenses and salaries and benefits expenses.

In 2016, NCF Wealth Group engaged a professional firm that is a related party to provide technical infrastructure maintenance services, including storage, security, daily maintenance, for transaction system, risk control system and other administrative systems.

The increase in maintenance expenses was due to a one-time setup fee incurred during the year ended December 31, 2016.

Servicing and consulting expenses decreased by $1.0 million, or 70%, from $1.5 million for the year ended December 31, 2015, to $0.5 million for the year ended December 31, 2016. The decrease was primarily due to reduced SMS reminder services for NCF Wealth Group’s platform users. NCF Wealth Group had more new users registered on its platform in 2015, and NCF Wealth Group provided SMS reminder services to platform users for every step in the loan facilitation process, leading to a higher servicing and consulting expenses in 2015.

Salaries and benefits expenses decreased by $0.7 million, or 8%, from $8.5 million during the year ended December 31, 2015, to $7.8 million during the year ended December 31, 2016, which was mainly due to lower stock option expenses occurred in 2016 as NCF Wealth Group recognized compensation costs over the service period using graded vesting method.

Loan Facilitation and Servicing Expenses

Loan facilitation and servicing expenses consist primarily of costs related to credit assessment and customer and system support.

NCF Wealth Group’s major loan facilitation and servicing expenses comprised of the following items during the respective periods:

	For the Years ended December 31
	2016	2015	$ Change	% Change

Loan facilitation and servicing expenses
Salaries and benefits	$1,523,886	$1,332,677	$191,209	14%
Rental expenses	485,844	308,159	177,685	58%
Depreciation	113,028	12,334	100,694	816%
Service and consulting expenses	715,506	616,598	98,908	16%
Others	135,106	190,894	(55,788)	-29%
Total loan facilitation and servicing expenses	$2,973,370	$2,460,662	$512,708	21%

The total loan facilitation and servicing expenses increased by $0.5 million, or 21%, to $3.0 million for the year ended December 31, 2016, from $2.5 million for the year ended December 31, 2015.

108

Salaries and benefits increased by $0.2 million, or 14%, from $1.3 million for the year ended December 31, 2015, to $1.5 million for the year ended December 31, 2016, as NCF Wealth Group hired more employees during 2016.

Rental expenses increased by $0.2 million, or 58%, from $0.3 million for the year ended December 31, 2015, to $0.5 million for the year ended December 31, 2016. The increase in total rental expenses was mainly caused by new leases signed to support the increased number of employees.

Depreciation expenses increased by $0.1 million, or 816%, from $0.0 million for the year ended December 31, 2015, to $0.1 million for the year ended December 31, 2016, which was mainly due to the increased acquisition of fixed assets due to the increased number of employees.

Service and consulting expenses increased by $0.1 million, or 16%, from $0.6 million for the year ended December 31, 2015, to $0.7 million for the year ended December 31, 2016, which was mainly due to an increase in NCF Wealth Group’s outsourcing costs on customer services.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits (including share-based compensation) for general management, finance, and administrative personnel, rental, professional service fees, and other expenses.

NCF Wealth Group’s major general and administrative expenses comprised of the following items during the respective periods:

	For the Years ended December 31
	2016	2015	$ Change	% Change

General and administrative expenses
Salaries and benefits	$6,415,011	$11,517,571	$(5,102,560)	-44%
Rental expenses	1,189,333	1,182,681	6,652	1%
Depreciation	149,282	142,251	7,031	5%
Service and consulting expenses	394,556	394,962	(406)	0%
Others	1,126,192	1,516,635	(390,443)	-26%
Total general and administrative expenses	$9,274,374	$14,754,100	$(5,479,726)	-37%

NCF Wealth Group’s total general and administrative expenses decreased by $5.5 million, or 37%, to $9.3 million for the year ended December 31, 2016, from $14.8 million for the year ended December 31, 2015. The decrease was mainly caused by lower salaries and benefits expenses. Salaries and benefits decreased by $5.1 million, or 44%, from $11.5 million for the year ended December 31, 2015 to $6.4 million for the year ended December 31, 2016, which was mainly due to lower stock option expenses occurred in 2016 as NCF Wealth Group recognized compensation costs over the service period using a graded vesting method.

Other general and administrative expenses decreased significantly in 2016 compared to 2015 because NCF Wealth Group enacted strict budget controls during 2016. NCF Wealth Group incurred $1.1 million of other general and administrative expenses for the year ended December 31, 2016, a decrease of $0.4 million, or 26%, from $1.5 million for the year ended December 31, 2015.

Other income (expense)

Other income or expense consists of primarily interest income or expense from related parties, interest income or expense from third parties, foreign currency transaction gain or loss, loss in equity method investment, gain on sale of equity method investee, gain on sale of equity interest in a subsidiary, and other miscellaneous expense.

109

The following table sets forth a breakdown of other income or expense:

	For the Years ended December 31
	2016	2015	$ Change	% Change

Other income (expense)
Interest income – related parties	$1,802,979	$760,226	$1,042,753	137%
Interest expense – related parties	(282,276)	-	(282,276)	-100%
Interest income (expense)	126,616	(180,801)	307,417	-170%
Foreign currency transaction gain (loss)	(2,324,618)	293,981	(2,618,599)	-891%
Loss in equity method investment	(110,494)	-	(110,494)	-100%
Gain on sale of equity method investee	110,494	-	110,494	100%
Gain on sale of equity interest in a subsidiary	-	737,217	(737,217)	-100%
Other miscellaneous expense	(159,090)	(38,063)	(121,027)	318%
Total other income (expense)	$(836,389)	$1,572,560	$(2,408,949)	-153%

Interest income from related parties was $1.8 million for the year ended December 31, 2016, an increase of $1.0 million, or 137%, from $0.8 million for the year ended December 31, 2015. The increase was mainly due to an increase of 1.0 million in interest earned from loan receivable from related parties. Interest expense from related parties was $0.3 million for the year ended December 31, 2016, an increase of 0.3 million, or 100%, from $0.0 million for the year ended December 31, 2015. Interest income from third parties was $0.1 million for the year ended December 31, 2016, compared to the interest expense of $0.2 million for the year ended December 31, 2015.

NCF Wealth Group incurred a $2.3 million foreign currency transaction loss during the year ended December 31, 2016, compared to the $0.3 million foreign currency transaction gain during the year ended December 31, 2015, which was mainly due to the fluctuations on the exchange rate between the Hong Kong Dollar and RMB. The foreign currency transaction gain or loss arose from the RMB denominated bank account in Hong Kong.

Loss in equity method investment for 2016 and the gain on sale of equity method investee were related to Shanghai Zisheng Network Technology Co., Ltd. (“Zisheng”), an entity NCF Wealth Group acquired in 2016 and sold in 2016.

The gain on sale of equity interest in a subsidiary for 2015 was related to the disposal of one of NCF Wealth Group’s subsidiaries, Beijing NCF Zhongli Information Technology Co., Ltd (“Zhongli”).

Net loss

NCF Wealth Group incurred a net loss of $13.3 million for the year ended December 31, 2016, compared to a net loss of $63.9 million for the year ended December 31, 2015. The decrease in net loss was driven by an increase of $89.3 million in net revenues and offset by an increase in total operating expenses of $24.5 million during the year ended December 31, 2016, as compared to the year ended December 31, 2015.

110

Liquidity and Capital Resources

In 2015 and 2016, NCF Wealth Group’s principal sources of liquidity were proceeds from the sales of its ordinary and preferred shares. In 2015, NCF Wealth Group received $19.9 million of proceeds from the issuance of Series B preferred shares, net of issuance cost, and $16.3 million of proceeds from the issuance of ordinary shares. In 2016, NCF Wealth Group received $37.3 million of proceeds from the issuance of preference shares and $13.2 million of proceeds from the issuance of ordinary shares.

Since 2017, NCF Wealth Group’s principal source of liquidity has been cash generated from operating activities. NCF Wealth Group generated positive cash flow from operating activities of $43.8 million in 2017. As of December 31, 2017, NCF Wealth Group had cash and cash equivalents of $35.1 million (RMB 228.2 million), as compared to cash and cash equivalents of $10.1 million (RMB 70.1 million) and $10.3 million (RMB 67.1 million) as of December 31, 2016, and 2015, respectively.

For the nine months ended September 30, 2018, NCF Wealth Group generated positive cash flow from operating activities of $64.3 million. As of September 30, 2018, NCF Wealth Group had cash and cash equivalents of $4.8 million (RMB 32.6 million).

Unlike financial institutions, NCF Wealth Group is not subject to any capital adequacy requirement that is applicable to financial institutions in China. NCF Wealth Group believes that its anticipated cash flows from operating activities will be sufficient to meet its anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. NCF Wealth Group may, however, need additional cash resources in the future if NCF Wealth Group experiences changes in business conditions or other developments, or if it finds and wishes to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If NCF Wealth Group determines that its cash requirements exceed the amount of cash and cash equivalents it has on hand at the time, NCF Wealth Group may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to NCF Wealth Group’s shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict its operations. NCF Wealth Group cannot assure that financing will be available in amounts or on terms acceptable to it, if at all.

Although NCF Wealth Group consolidates the results of its VIEs, it only has access to cash balances or future earnings of its VIEs through NCF Wealth Group’s contractual arrangements with them. See "Corporate History and Structure." For restrictions and limitations on liquidity and capital resources as a result of NCF Wealth Group’s corporate structure, see "—Holding Company Structure."

NCF Wealth Group’s ability to manage NCF Wealth Group’s working capital may materially affect its financial position and results of operations.

111

The following table sets forth a summary of NCF Wealth Group’s working capital (deficit) for the periods indicated:

	September 30,	December 31,	December 31,
	2018	2017	2016

Current assets	$194,111,513	$109,965,050	$52,574,189
Current liabilities	72,785,037	29,486,419	56,013,330
Net working capital (deficit)	$121,326,476	$80,478,631	$(3,439,141)

September 30, 2018 Compared to December 31, 2017

On September 30, 2018, NCF Wealth Group had working capital of $121.3 million compared to working capital of $80.5 million on December 31, 2017. The increase in working capital was primarily related to an increase in current assets of $84.1 million, offset by an increase in current liabilities of $43.3 million on September 30, 2018, compared to December 31, 2017.

The increase in current assets of $84.1 million is mainly attributable to an increase of $95.3 million in loan receivable from related parties, partially offset by a decrease of $9.3 million in other receivables.

The increase in current liabilities of $43.3 million is primarily related to (i) an increase of $13.5 million in bank loan, (ii) an increase of $12.9 million in taxes payable, (iii) an increase of $10.0 million in accruals and other liabilities from related parties, and (iv) an increase of $5.6 million in accrued sales and marketing expenses.

December 31, 2017 Compared to December 31, 2016

As of December 31, 2017, NCF Wealth Group had working capital of $80.5 million compared to a working capital deficit of $3.4 million on December 31, 2016. The increase in working capital was primarily related to an increase in current assets of $57.4 million and a decrease of $26.5 million in current liabilities on December 31, 2017, compared to 2016.

The increase in current assets of $57.4 million is mainly attributable to (i) an increase of $43.8 million in loan receivable from related parties and (ii) an increase of $8.7 million in other receivable, unrelated parties.

The decrease in current liabilities of $26.5 million is primarily related to (i) a decrease of $15.4 million in amount due to related parties and (ii) a decrease of $13.4 million in bank loan.

112

For the Years Ended December 31, 2017, 2016, and 2015

A summary of NCF Wealth Group’s cash flow activities is as follows:

	For the Years ended December 31,
	2017	2016	2015

Net cash provided by (used in) operating activities	$43,789,995	$(31,103,672)	$(28,154,073)
Net cash (used in) investing activities	$(17,072,876)	$(23,839,186)	$(6,268,084)
Net cash (used in) provided by financing activities	$(15,273,959)	$67,463,408	$42,697,358

Operating Activities

For the year ended December 31, 2017, NCF Wealth Group had cash provided by operating activities of $43.8 million. This was primarily the result of (i) $35.8 million of net income, adding back (ii) non-cash adjustments to net income of $5.4 million, and the effect of changes in: (iii) a decrease of $14.4 million in advances to suppliers who are related parties and (iv) a decrease of $11.2 million in deferred tax assets, partially offset by (v) an increase in other receivables of $8.1 million, (vi) an increase in other non-current assets of $4.4 million, and (vii) an increase in other current assets of $4.0 million.

(iii) The decrease in advances to suppliers who are related parties was mainly due to the collection of approximately $13.4 million from Xianfeng Payment Co., Ltd (“Xianfeng Payment”), a related party, because NCF Wealth Group switched to Haikou United Rural Commercial Bank, a related party, as NCF Wealth Group’s custodian bank. Xianfeng Payment was the payment platform NCF Wealth Group used to facilitate the fund transfers between investors and borrowers prior to Haikou United Rural Commercial Bank.

(iv) The decrease in deferred tax assets was primarily due to approximately $11.2 million being used to offset against net income in 2017.

(v) The increase in other receivables was primarily due to approximately $8.5 million payment for the investment in Xianfeng Daily Profiting Monetary Market Fund, a third party, that was completed in 2018.

(vi) The increase in other non-current assets was primarily due to the approximately $4.4 million cash investment in Beijing Kunyuan Hengtong Investment Center L.P, a third party, that was completed in 2018.

(vii) The increase in other current assets was primarily due to an increase of approximately $4.0 million in net input VAT.

For the year ended December 31, 2016, cash used in operating activities of $31.1 million. This was primarily the result of (i) $13.3 million of net loss, adding back (ii) non-cash adjustments of $3.6 million, and the effect of changes in: (iii) an increase of $8.8 million in advances to suppliers who are related parties, (iv) a decrease of $4.5 million in amounts due to related parties, and (v) a decrease of $3.1 million in accrued marketing and channel fees.

(iii) The increase in advances to suppliers who are related parties was primarily due to an increase of approximately $8.3 million in advances to Xianfeng Payment.

(iv) The decrease in amounts due to related parties was primarily due to a decrease of approximately $4.5 million in the payable to Net Credit Group Inc.

For the year ended December 31, 2015, cash used in operating activities of $28.2 million. This was primarily the result of (i) $63.9 million of net loss, adding back (ii) non-cash adjustments of $13.5 million, and the effect of changes in (iii) a decrease of $27.6 million in advances to suppliers who are related parties, (iv) an increase of $13.0 million in accruals and other liabilities, (v) an increase of $7.6 million in accrued marketing and channel fees, partially offset by (vi) an increase of $14.5 million in deferred tax assets, and (vii) a decrease of $9.1 million in amounts due to related parties.

(iii) The decrease in advances to suppliers who are related parties was primarily due to the collection of approximately $16.4 million from Net Credit Crowdfunding for the transfer of one of NCF Wealth Group’s domain name during 2015.

113

(iv) The increase in accruals and other liabilities was mainly due to an increase of approximately $6.4 million in accruals and other liabilities from Xianfeng Payment and approximately $4.8 million cash NCF Wealth Group received from the preferred shareholders willing to subscribe for NCF Wealth Group’s Series C-1 Preferred shares. However, the register of shareholders was not complete until 2016. Therefore, the subscription payment was accounted for as “accruals and other liabilities.”

(v) The increase in accrued marketing and channel fees was mainly due to a higher cost spent on sales and marketing during 2015 corresponding with the rapid growth of NCF Wealth Group’s business.

(vi) The increase in deferred tax assets was primarily due to an increase in operating loss carryforwards due to the net loss NCF Wealth Group generated in 2015.

(vii) The decrease in amounts due to related parties was mainly due to the cash payment of approximately $11.3 million to Dalian Xianfeng United Investment Consulting Co., Ltd. for consulting services provided.

Investing activities

Net cash used in investing activities was $17.1 million in 2017, which was primarily attributable to NCF Wealth Group’s $39.1 million of investment in available-for-sale financial assets and $23.3 million of loans to related parties, partially offset by the $39.1 million cash received from redemption of available-for-sale financial assets and $7.3 million of collection of related parties’ loans.

Net cash used in investing activities was $23.8 million in 2016, which was primarily attributable to NCF Wealth Group’s $22.4 million of loans to related parties and $1.2 million of investment in Zisheng.

Net cash used in investing activities was $6.3 million in 2015, which was primarily attributable to NCF Wealth Group’s $4.0 million of loans to related parties, $1.5 million was for the purchase of fixed assets, and $0.8 million of loans to a third party.

Financing activities

Net cash used in financing activities was $15.3 million in 2017, which was mainly attributable to repayments of $13.8 million on bank loan.

Net cash provided by financing activities was $67.5 million in 2016, which was mainly attributable to the $37.3 million of proceeds from issuance of Series C-1 preferred shares, $14.0 million of cash received from bank loan, $13.2 million of proceeds from issuance of ordinary shares, and $7.5 million capital injection from shareholders, partially offset by the repayment of $6.0 million of borrowings of related parties.

Net cash provided by financing activities was $42.7 million in 2015, which was mainly attributable to the proceeds of $19.9 million from the issuance of Series B preferred shares and $16.3 million from the issuance of ordinary shares.

For the Nine Months Ended September 30, 2018 and 2017

A summary of NCF Wealth Group’s cash flow activities is as follows:

	Nine Months Ended September 30,
	2018	2017

Net cash provided by operating activities	$66,665,500	$32,712,172
Net cash (used in) investing activities	$(98,446,086)	$(26,978,438)
Net cash provided by (used in) financing activities	$14,286,660	$(1,469,430)

Operating Activities

During the nine months ended September 30, 2018, NCF Wealth Group had cash provided by operating activities of $66.7 million. This was primarily the result of (i) $49.5 million of net income, deducting (ii) non-cash adjustments of $2.4 million, and the effect of changes in (iii) an increase of $13.7 million in taxes payable, (iv) an increase of $11.3 million in accruals and other liabilities from related parties, and (v) an increase of $6.3 million in accrued marketing and channel fees, partially offset by (vi) an increase of $15.8 million in accounts receivable.

114

(iii) The increase in taxes payable was primarily due to an increase in NCF Wealth Group’s net income that led to higher estimated tax after offsetting prior accumulated loss carryforwards.

(iv) The increase in accruals and other liabilities from related parties was primarily due to the increase of approximately $11.5 million bank custodian fees to Haikou United Rural Commercial Bank Co., Ltd.

(v) The increase in accrued marketing and channel fees was mainly due to a higher cost spent on sales and marketing during 2018 corresponding with the rapid growth of NCF Wealth Group’s business.

(vi) The increase in accounts receivable was primarily due to an increase of approximately $18.4 million in transaction fees receivable from NCF Wealth Group’s exchange administered product program.

During the nine months ended September 30, 2017, NCF Wealth Group had cash provided by operating activities of $32.7 million. This was primarily the result of (i) $33.9 million of net income, adding back (ii) non-cash adjustments of $3.5 million, and the effect of changes in (iii) an increase of $8.7 million in advances to suppliers and (iv) an increase of $6.0 million in accounts receivable, partially offset by (v) an increase of $6.8 million in taxes payable.

(iii) The increase in advances to suppliers was primarily due to a large increase in advances to sales and marketing suppliers to support NCF Wealth Group’s rapid growth of the business.

(iv) The increase in accounts receivable was primarily due to an increase of approximately $6.2 million in diversion services receivable.

(v) The increase in taxes payable was primarily due to an increase in NCF Wealth Group’s net income that led to higher estimated tax after offsetting prior accumulated loss carryforwards.

Investing activities

Net cash used in investing activities was $98.4 million for the nine months ended September 30, 2018, which was primarily attributable to loans to related parties of $149.8 million and $47.0 million of investment in available-for-sale financial assets, partially offset by the $56.1 million cash received from redemption of available-for-sale financial assets and the $48.6 million of collection of related parties’ loans.

Net cash used in investing activities was $27.0 million for the nine months ended September 30, 2017, which was primarily attributable to $30.0 million of investment in available-for-sale financial assets and $17.8 million of loans to related parties, partially offset by the $21.0 million cash received from redemption of available-for-sale financial assets.

Financing activities

Net cash provided by financing activities was $14.3 million for the nine months ended September 30, 2018, which was mainly attributable to $14.3 million of bank loan.

Net cash used by financing activities was $1.5 million for the nine months ended September 30, 2017, which was mainly attributable to $1.5 million repayment of borrowings of related parties.

Contractual Obligations and Commitments

The Group was obligated under non-cancellable operating leases. The lease terms are within three years, and the majority of the lease agreements are renewable at the end of the lease period at the market rate.

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

Periods ending September 30	Amount
2019	$2,631,693
2020	672,136
2021	-
2022 and thereafter	-
$3,303,829

115

Other than those shown above, NCF Wealth Group did not have any significant capital and other commitments, long-term obligations, or guarantees as of September 30, 2018.

Off-Balance Sheet Commitments and Obligations

NCF Wealth Group did not have any off-balance sheet arrangements as of September 30, 2018 and December 31, 2017, and 2016, respectively.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

All of the Group’s revenues and substantially all of its expenses are denominated in RMB, whereas its reporting currency is the U.S. dollar. In its combined and consolidated financial statements, its financial information that uses RMB as the functional currency has been translated into U.S. dollars. Due to foreign currency translation adjustments, we had a foreign exchange gain of US$604,377 in 2015, a foreign exchange gain of US$1.8 million in 2015, a foreign exchange gain of US$31,160 in 2017 and a foreign exchange loss of US$2.9 million in the nine months ended September 30, 2018. Appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect the Group’s financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

The Group does not believe that it currently has any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general its exposure to foreign exchange risks should be limited, the value of your investment will be affected by the exchange rate between U.S. dollar and RMB because the value of its business is effectively denominated in RMB.

Interest Rate Risk

The Group has not been exposed to material risks due to changes in market interest rates, and it has not used any derivative financial instruments to manage its interest risk exposure. However, the Group cannot provide assurance that it will not be exposed to material risks due to changes in market interest rates in the future. Its future interest income may fall short of expectations due to changes in market interest rates.

The fluctuation of interest rates may also affect the demand for our marketplace lending business. For example, a decrease in the interest rate may cause potential borrowers to seek loans from other channels and higher returns offered by comparable or substitute products may damper investor desire to invest in its marketplace. However, it does not expect that the fluctuation of interest rates will have a material impact on our financial condition.

Holding Company Structure

NCF Wealth Holdings, Ltd. is a holding company with no material operations of its own. NCF Wealth Group conducts its operations primarily through its subsidiaries and consolidated variable interest entities in China. As a result, NCF Wealth Group’s ability to pay dividends depends upon dividends paid by its PRC subsidiaries and its consolidated variable interest entities. If NCF Wealth Group’s existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to NCF Wealth Group. In addition, each of NCF Wealth Group’s wholly foreign-owned subsidiaries in China is permitted to pay dividends to NCF Wealth Group only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of NCF Wealth Group’s subsidiaries and consolidated variable interest entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of NCF Wealth Group’s wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and each of NCF Wealth Group’s consolidated variable interest entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. NCF Wealth Group’s PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

116

Recently Issued Accounting Pronouncements

See Note 2 to the Notes to the Audited Combined and Consolidated Financial Statements in "Index to Combined and consolidated Financial Statements" in this tender offer for discussion regarding recent accounting pronouncements.

MANAGEMENT OF THE COMBINED COMPANY

The executive officers and directors of Hunter Maritime after the consummation of the Business Combination are set forth in the following table:

Name	Age	Position
Huanxiang Li	47	President and Class Director
Jia Sheng	38	Chief Executive Officer and Class Director
		Class Director, Chairman of the Board
		Class Director
		Class Director

The address and telephone number of each director and executive officer is: Hunter Maritime Acquisition Corp., c/o MI Management Company, Trust Company Complex, Suite 206, Ajeltake Road, P.O. Box 3055, Majuro, Marshall Islands MH96960; telephone: 011-323-247-59-11.

Huanxiang Li (President)

Mrs. Li has been the President and a director of NCF Wealth Holdings since 2014. Mrs. Li has 15 years of experience in the financial industry. Prior to joining NCF Wealth Holdings, she was Vice-President of the United Venture Financial Guarantee Group from 2003 to 2013, President of Tianjin United Venture Capital Guarantee Co., Ltd. from 2013 to 2015, and President of Dongfang Credit Management Co., Ltd. from 2015 to 2017. Ms. Li holds an EMBA degree from the PBC School of Finance of Tsinghua University.

Jia Sheng (Chief Executive Officer)

Mr. Sheng has been the Chief Executive Officer and a director of NCF Wealth Holdings since June 2013. Mr. Sheng has 12 years of experience in the Internet and the financial industry. Prior to joining NCF Wealth Holdings, he was Product Manager in Google China and Mountain View from June 2007 to October 2010, and a Co-founder of Yunrang (Beijing) Information Technology Co. Ltd. From November 2010 to May 2013. Mr. Sheng holds an EMBA degree from the PBC School of Finance of Tsinghua University, a Master degree in Computer Science from the University of Toronto in Canada and a Bachelor degree in Computer Science and Technology from Tsinghua University.

Effective as of the closing of the Business Combination, (i) Hunter Maritime’s pre-Merger executive officers and directors have agreed to resign from their respective positions and (ii) the combined company expects to appoint three independent directors to the Board of Directors.

For information on transactions with parties related to us or members of our management, see “Certain Relationships and Related Party Transactions.”

117

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of Hunter Maritime’s common shares as of February 8, 2019 (pre-Business Combination) and immediately following consummation of the Business Combination:

•	each person known to us to own beneficially more than 5% of our common shares, which beneficial ownership may not yet reflect shares redeemed by such person in our Extension Tender Offer;

•	each of our current executive officers and directors; and

•	each of our directors and executive officers as a group.

Pre-Business Combination Beneficial Ownership

Name and Address	Number of Shares Beneficially Owned(1)	Percentage of Ownership(2)
CMB NV (3)	3,993,275	66.9%
Hudson Bay Capital Management, L.P.(4)	1,500,000	25.1%
Silver Rock Financial LP(5)	1,000,000	16.75%
QVT Financial LP(6)	1,000,000	16.75%
Alyeska Investment Group, L.P.(7)	900,000	15.1%
All directors and executive officers as a group (6 individuals, excluding Marc Saverys)	0	0%

(1)	These amounts do not include the Class A common shares underlying the warrants.
(2)	Based on an aggregate of 5,967,025 Class A common shares and Class B common shares outstanding as of February 6, 2019.
(3)	On September 27, 2018, Bocimar Hunter NV transferred ownership of its 3,793,275 Class B common shares to CMB NV. In addition, CMB NV purchased 200,000 units in the IPO at the public offering price, each unit consisting of one Class A common share and one-half of one warrant, each whole Warrant entitling holder to purchase one Class A common share. The Schedule 13G filed by CMB NV with the SEC on February 10, 2017 reports that each of CMB NV, Saverco NV, and Marc Saverys, the chairman of our board of directors, have shared voting power with respect to, and thus may be deemed to beneficially own 3,993,275 shares. The business address of CMB NV is De Gerlachekaai 20, 2000 Antwerpen, Belgium.
(4)	Based on information contained in a Schedule 13G filed with the SEC on January 30, 2017. The business address of Hudson Bay Capital Management, L.P. is 777 Third Avenue, 30th Floor, New York, NY 10017.
(5)	Based on information contained in a Schedule 13G filed with the SEC on November 28, 2016. The business address of QVT Financial LP is 1177 Avenue of the Americas, 9th Floor, New York, New York 10036.
(6)	Based on information contained in a Schedule 13G filed with the SEC on November 28, 2016. The business address of QVT Financial LP is 1177 Avenue of the Americas, 9th Floor, New York, New York 10036.
(7)	Based on information contained in a Schedule 13G filed with the SEC on February 14, 2018. Alyeska Investment Group, L.P. may be deemed to own 900,000 shares together with Alyeska Fund GP, LLC Alyeska Fund 2 GP, LLC and Anand Parekh. The business address of Alyeska Investment Group, L.P. is 77 West Wacker Drive, 7th Floor, Chicago, IL 60601.

Post-Business Combination Beneficial Ownership

Unless otherwise indicated, Hunter Maritime believes that all persons named in the table will have, immediately after the consummation of the Business Combination, sole voting and investment power with respect to all Hunter Maritime securities beneficially owned by them.

118

Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to securities. Except as indicated by the footnotes below, Hunter Maritime believes, based on the information furnished to it, that the persons and entities named in the table below will have, immediately after the consummation of the Business Combination, sole voting and investment power with respect to all stock that they beneficially own, subject to applicable community property laws. All Hunter Maritime stock subject to options or warrants exercisable within 60 days of the consummation of the Business Combination are deemed to be outstanding and beneficially owned by the persons holding those options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.

Subject to the paragraph above, percentage ownership of outstanding shares is based on 205,967,025 Class A common shares of Hunter Maritime to be outstanding upon consummation of the Business Acquisition. The table below assumes that no shares of Hunter Maritime common stock have been redeemed in this Offer.

Name and Address (1)	Number of Shares Beneficially Owned	Percentage of Ownership
Zhenxin Zhang(2)	122,815,857	59.6%
Great Reap Ventures Limited (3)	103,613,734	50.3%
TMF (Cayman) Ltd.(4)	19,202,123	9.3%
Ever Step Holdings Limited(5)	17,625,804	8.5%
Highlight Limited(6)	12,114,794	5.8%
Huanxiang Li(7)	349,129	*
Jia Sheng(7)	209,477	*
All directors and executive officers as a group (2 individuals)	558,606	*

*	Less than 1%
(1)	Unless otherwise indicated, the business address of each of the individuals is Tower A, WangXin Building, 28 Xiaoyun Rd, Chaoyang District, Beijing, 100027.
(2)	Consists of shares owned by Great Reap Ventures Limited and TMF (Cayman) Ltd.
(3)	Great Reap Ventures Limited is owned and controlled by Mr. Zhenxin Zhang.
(4)	TMF (Cayman) Ltd is owned by employees of NCF Wealth Holdings Limited and Mr. Zhenxin Zhang has voting power over the shares owned by TMF (Cayman) Ltd.
(5)	Ever Step Holdings Limited is owned and controlled by Chong Sing Holdings FinTech Group Limited, a company listed on the Hong Kong Stock Exchange with stock code 8207.
(6)	Highlight Limited is owned and controlled by Mr. Kecun Hu.
(7)	Consists of shares owned by TMF (Cayman) Ltd., which the beneficial owner can demand TMF (Cayman) Ltd. distribute to the beneficial owner at any time.

Except as disclosed herein, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of the combined company.

119

UNAUDITED CONDENSED COMBINED PRO FORMA FINANCIAL STATEMENTS

Introduction

NCF is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination under the acquisition method of accounting in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”).

The following unaudited pro forma condensed combined balance sheet as of September 30, 2018 combines unaudited historical condensed consolidated balance sheet information of Hunter Maritime as of September 30, 2018 with the audited historical condensed consolidated balance sheet of NCF as of September 30, 2018, giving effect to the Business Combination as if it had been consummated as of that date.

The following unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2018 combines unaudited historical condensed consolidated statement of operations information of Hunter Maritime for the nine months ended September 30, 2018 with the unaudited historical condensed consolidated statement of operations of NCF for the nine months ended September 30, 2018, giving effect to the Business Combination as if it had occurred as of the beginning of the earliest period presented.

The historical financial information of Hunter Maritime was derived from the audited consolidated financial statements of Hunter Maritime for the year ended December 31, 2017, included elsewhere in this Offer to Purchase. The historical financial information of NCF was derived from the audited financial statements of NCF for the year ended December 31, 2017, included elsewhere in this Offer to Purchase. This information should be read together with Hunter Maritime’s and NCF’s audited financial statements and related notes, the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Hunter Maritime,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of NCF,” and other financial information included elsewhere in this Offer to Purchase.

Description of the Merger

On October 5, 2018, Hunter Maritime and Hunter Merger Sub entered into the Merger Agreement with NCF and the Stockholder Representative, pursuant to which, among other things and subject to the terms and conditions contained in the Merger Agreement, NCF will merge with and into Hunter Merger Sub, with NCF continuing as the surviving company and a wholly-owned subsidiary of Hunter Maritime.

Merger Consideration

The aggregate consideration to be provided by Hunter Maritime to NCF security holders pursuant to the Merger Agreement will consist of: (i) 200,000,000 Class A common shares of Hunter Maritime (the “Closing Payment Shares”), of which 15,000,000 Class A common shares shall be deposited into escrow to secure certain indemnification obligations of NCF and the NCF Stockholders, plus (ii) earnout payments consisting of up to an additional 50,000,000 Class A common shares if Hunter Maritime (and its subsidiaries on a consolidated basis) meets certain financial performance targets for the 2019 and 2020 fiscal years. The Merger Agreement is based on an equity valuation of NCF of $2,000,000,000.

The Closing Payment Shares will be valued at a price per share equal to the price at which each share of Hunter Maritime Class A common stock is redeemed pursuant to the redemption by Hunter Maritime of its public stockholders in connection with Hunter Maritime’s initial business combination, as required by its Amended and Restated Articles of Incorporation.

Accounting for the Merger

The Merger will be accounted for, in accordance with GAAP, as a “reverse merger” and recapitalization at the date of the consummation of the transaction since the stockholders of NCF will own at least 50.1% of the outstanding common stock of Hunter Maritime immediately following the completion of the merger, NCF will have its current officers assuming all corporate and day-to-day management offices of Hunter Maritime, including chief executive officer and chief financial officer, and board members appointed by NCF will constitute a majority of the board of the combined company after the Business Combination. Accordingly, NCF will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of NCF. Accordingly, the assets and liabilities and the historical operations that will be reflected in the Hunter Maritime financial statements after consummation of the merger will be those of NCF and will be recorded at the historical cost basis of NCF. Hunter Maritime’s assets, liabilities and results of operations will be consolidated with the assets, liabilities and results of operations of NCF upon consummation of the Merger.

120

Basis of Pro Forma Presentation

The historical financial information has been adjusted to give pro forma effect to events that are related and/or directly attributable to the Business Combination, are factually supportable and are expected to have a continuing impact on the results of the combined company. The adjustments presented on the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the Business Combination.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience.

Hunter Maritime and NCF have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

On November 6, 2018, Hunter Maritime completed the Extension Tender Offer, funded with the proceeds then held in the Trust Account, in connection with an amendment to our Amended and Restated Articles of Incorporation to extend the deadline by which a business combination must be consummated, by a period of five months, until April 23, 2019. Hunter Maritime’s shareholders approved the Extension Amendment at a special meeting of shareholders held on October 31, 2018. Hunter Maritime purchased 12,999,350 Class A common shares at $10.125 per share, for an aggregate purchase price of approximately $131.6 million in the Extension Tender Offer.

As a result of the Business Combination, assuming no Class A common shares are tendered in this offer, NCF stockholders will own approximately 97.10% of the combined company’s common stock to be outstanding immediately after the Business Combination, Hunter Maritime’s shareholders will own approximately 0.96% (excluding common stock beneficially owned by the Sponsor) of the combined company’s common stock.

Included in the shares outstanding and weighted average shares outstanding as presented in the pro forma condensed combined financial statements are 200,000,000 shares of common stock to be issued to NCF’s stockholders.

121

in USD	NCF Wealth Holdings Limited A	Hunter Maritime Acquisition Corp B	Pro Forma Adjustment C	Pro Forma Adjustment D	Pro Forma Adjustment E	Pro Forma Adjustment F	Pro Forma Adjustment G	Pro Forma Adjustment H	Pro Forma Adjustment I	Pro Forma Balance Sheet
ASSETS
NON-CURRENT ASSETS	14,854,924	-	-	-	-	-	-	-	-	14,584,924
Deferred tax assets	5,874,935	-	-	-	-	-	-	-	-	5,874,935
Equipment and software, net	1,960,673	-	-	-	-	-	-	-	-	1,960,673
Long-term equity investment	6,345,216	-	-	-	-	-	-	-	-	6,345,216
Long-term other receivable	570,539	-	-	-	-	-	-	-	-	570,539
Goodwill	-	-	-	-	-	-	-	-	-	-
Other non-current assets	103,561	-	-	-	-	-	-	-	-	103,561
CURRENT ASSETS	194,111,513	153,433,600	1,000,000	-	(131,618,419)	-	-	-	-	216,926,694
Cash and cash equivalents	4,750,734	1,687,552	1,000,000	(1,896,638)	-	22,009,219	-	-	-	27,550,867
Restricted cash	13,959,012	151,731,000	-	1,896,638	(131,618,419)	(22,009,219)	-	-	-	13,959,012
Accounts receivable	18,463,450	543	-	-	-	-	-	-	-	18,463,993
Accounts receivable – related parties	221,394	-	-	-	-	-	-	-	-	221,394
Advances to suppliers	8,802,673	-	-	-	-	-	-	-	-	8,802,673
Other receivables	1,531,282	-	-	-	-	-	-	-	-	1,531,282
Advances to Suppliers & Other receivables - related parties	3,353,455	-	-	-	-	-	-	-	-	3,353,455
Loan receivable – related parties	139,033,485	-	-	-	-	-	-	-	-	139,033,485
Prepaid expenses	-	14,505	-	-	-	-	-	-	-	14,505
Other current assets	3,996,028	-	-	-	-	-	-	-	-	3,996,028
TOTAL ASSETS	208,966,437	153,433,600	1,000,000	-	(131,618,419)	-	-	-	-	231,781,618
EQUITY and LIABILITIES
EQUITY	132,104,400	5,000,001	(2,985)	-	-	16,743,839	-	(7,354,585)	(4,250,000)	142,240,670
Series B preferred shares	294	-	-	-	-	-	(294)	-	-	-
Series C-1 preferred shares	247	-	-	-	-	-	(247)	-	-	-
Ordinary shares	10,916	413	-	-	-	16,743,839	541	-	-	16,755,709
Shares in employee benefit trust	(4,077,600)	-	-	-	-	-	-	-	-	(4,077,600)
Additional paid-in capital	139,879,319	8,427,949	-	-	-	-	-	-	-	148,307,268
Statutory reserve	721,818	-	-	-	-	-	-	-	-	721,818
Accumulated deficit	(3,992,000)	(3,428,361)	(2,985)	-	-	-	-	(7,354,585)	(4,250,000)	(19,027,931)
Accumulated other comprehensive income	(715,921)	-	-	-	-	-	-	-	-	(715,921)
Non-controlling interest	277,327	-	-	-	-	-	-	-	-	277,327
NON-CURRENT LIABILITIES	4,077,000	-	-	-	-	-	-	-	-	4,077,000
Long-term loan - related parties	4,077,000	-	-	-	-	-	-	-	-	4,077,000
Other long-term liabilities	-	-	-	-	-	-	-	-	-	-
CURRENT LIABILITIES	72,785,037	148,433,599	1,002,985	-	(131,618,419)	(16,743,839)	-	(7,354,585)	4,250,000	85,463,948
Common stock subject to possible redemption	-	148,362,258	-	-	(131,618,419)	(16,743,839)	-	-	-	-
Trade and other payables	-	71,341	-	-	-	-	-	-	-	71,341
Bank borrowings	13,536,894	-	-	-	-	-	-	-	-	13,536,894
Accrued marketing and channel fees	12,203,906	-	-	-	-	-	-	-	-	12,203,906
Accrued marketing and channel fees – related parties	442,787	-	-	-	-	-	-	-	-	442,787
Accruals and other liabilities	6,444,042	-	-	-	-	-	-	7,354,585	4,250,000	18,048,627
Accruals and other liabilities - related parties	24,606,596	-	-	-	-	-	-	-	-	24,606,596
Taxes payable	15,100,313	-	-	-	-	-	-	-	-	15,100,313
Amount due to related parties	450,499	-	-	-	-	-	-	-	-	450,499
Loans payable - related parties	-	-	1,002,985	-	-	-	-	-	-	1,002,985
Other payable	-	-	-	-	-	-	-	-	-	-
TOTAL EQUITY and LIABILITIES	208,966,437	153,433,600	1,000,000	-	(131,618,419)	-	-	-	-	231,781,618

122

Pro Forma Adjustments to the Unaudited Condensed Combined Balance Sheet

A	Derived from the unaudited consolidated balance sheet information of NCF as of September 30, 2018.

B	Derived from the unaudited consolidated balance sheet of Hunter Maritime as of September 30, 2018.

Financing transactions occurring subsequent to the respective balance sheet dates but prior to the consummation of the Merger, including:

C	To reflect the loans from CMB to Hunter Maritime as per November 6, 2018, December 19, 2018 and January 29, 2019 for an amount of $500,000, $300,000 and $200,000 respectively and the related notes issued in Loans payable – related parties.

D	To reflect the transfer of cash to the Trust Account.

E	To record transactions related to the Extension Tender Offer, through which 12,999,350 Class A common shares were redeemed by Hunter Maritime from its shareholders for an aggregate purchase price of $131,618,418.75.

Pro forma adjustments relating to the consummation of the Merger, including:

F	To reflect the release of cash from investments held in the Trust Account. The assumption is made that there are no redemptions upon completion of the Business Combination.

G	To reflect the conversion of preferred shares to ordinary shares upon the occurrence of a successful Business Combination.

H	To reflect the payment of $2,044,000 made by Hunter Maritime, including legal fees and other professional fees related to the merger. In addition, $5,310,585 in respect of the deferred underwriting fees in connection with Hunter Maritime’s initial public offering to the underwriters.

I	To reflect the payment of $1,250,000 made by NCF, including legal fees and other professional fees related to the merger. In addition, $3,000,000 of financial advisory fees of NCF to the financial advisor EarlyBird Capital.

123

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS (UNAUDITED)
For the nine months ended September 30, 2018

in USD	NCF Wealth Holdings Limited	Hunter Maritime Acquisition Corp.	Pro Forma Adjustment	Pro Forma Adjustment	Pro Forma Adjustment	Pro Forma Income Statement

	A	B	C	D	E
Net revenue	202,388,329	-	-	-	-	202,388,329
Transaction and service fee	179,531,943	-	-	-	-	179,531,943
Transaction and service fee - related parties	5,633,498	-	-	-	-	5,633,498
Commission fee	5,892,894	-	-	-	-	5,892,894
Commission fee - related parties	923,393	-	-	-	-	923,393
Other revenue	10,406,601	-	-	-	-	10,406,601
Other revenue - related parties	-	-	-	-	-	-
Sales and marketing expenses	(116,447,187)	-	-	-	-	(116,447,187)
Product development expenses	(13,560,569)	-	-	-	-	(13,560,569)
Loan facilitation and servicing expenses	(3,048,165)	-	-	-	-	(3,048,165)
General and administrative expenses	(9,628,016)	(475,018)	-	(7,354,585)	(4,250,000)	(21,707,620)
Result from operating activities	59,704,391	(475,018)	-	(7,354,585)	(4,250,000)	47,624,788
Interest income - related parties	6,212,400	1,488,712	-	-	-	7,701,112
Interest income (expense)	(34,228)	(101,524)	(2,985)	-	-	(138,737)
Foreign currency transaction (loss) gain	(1,718,186)	-	-	-	-	(1,718,186)
Loss in equity method investment	(192,603)	-	-	-	-	(192,603)
Gain on sale of equity interest in a subsidiary	172,531	-	-	-	-	172,531
Loss on sale of equity interest in a subsidiary	(72,995)	-	-	-	-	(72,995)
Income from available-for-sale financial assets	(185,967)	-	-	-	-	185,967
Other miscellaneous income (expenses	41,622	-	-	-	-	41,622
Profit/(loss) before tax	64,298,899	912,170	(2,985)	(7,354,585)	(4,250,000)	53,603,500
Income tax benefit/(expense)	(14,799,270)	-	-	-	-	(14,799,270)
Net profit/(loss)	49,499,629	912,170	(2,985)	(7,354,585)	(4,250,000)	38,804,230
Other comprehensive income/(loss) Foreign currency translation adjustment	(2,972,291)	-	-	-	-	(2,972,291)
Total comprehensive income/(loss)	46,527,338	912,170	(2,985)	(7,354,585)	(4,250,000)	35,831,939
Net (loss)/profit
- Attributable to equity shareholders of the Company	49,612,674	912,170	-	-	-	50,524,884
- Attributable to non-controlling interests	(113,045)	-	-	-	-	(113,045)
Total comprehensive (loss)/income
- Attributable to equity shareholders of the Company	46,409,183	912,170	-	-	-	47,321,353
- Attributable to non-controlling interests	(118,155)	-	-	-	-	118,155
Weighted average shares outstanding, basic		3,793,275				205,967,025
Net loss per common share, basic		0.2405				0.1884

Pro Forma Adjustments to the Unaudited Condensed Statement of Operations

A	Derived from the unaudited consolidated income statement of NCF for the nine months ended September 30, 2018.

B	Derived from the unaudited consolidated income statement information of Hunter Maritime for the nine months ended September 30, 2018.

124

C	Represent interest payments on the loan from CMB to Hunter Maritime as per November 6, 2018, December 19, 2018, and January 29, 2019 for an amount of $500,000, $300,000, and $200,000, respectively and the related notes issued. Interest rate is set at three months USD Libor + 0.60%.

D	To reflect the payment of $2,044,000 made by Hunter Maritime, including legal fees and other professional fees related to the Merger. In addition, $5,310,595 in respect of the deferred underwriting fees in connection with Hunter Maritime’s initial public offering to the underwriters.

E	To reflect the payment of $1,250,000 made by NCF, including legal fees and other professional fees related to the Merger. In addition, $3.0 million of financial advisory fees of NCF to the financial advisor EarlyBird Capital.

125

WEIGHTED AVERAGE SHARES CALCULATION, BASIC
For the nine months ended September 30, 2018

As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented. If the maximum number of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period. Weighted average common shares outstanding basic are calculated as follows:

For the nine months ended September 30, 2018

Hunter Maritime weighted average Public Shares outstanding	336,874
Hunter Maritime representative shares	3,793,275
Hunter Maritime shares subject to the redemption reclassified to equity	14,836,226
Hunter Maritime shares redeemed following the extension TO (*)	(12,999,350)
Hunter Maritime shares issued in Business Combination	200,000,000
Weighted average shares outstanding, basic	205,967,025
Percent of shares owned by NCF Shareholders	97.10%
Percent of shares owned by Hunter Maritime Shareholders	2.90%

For the nine months ended September 30, 2018

Existing Hunter Maritime Holders	5,967,025
NCF Holders	200,000,000
Weighted average shares outstanding, basic	205,967,025

(*) To record transactions related to the Extension Tender Offer, through which 12,999,350 Class A common shares were redeemed by Hunter Maritime from its shareholders for an aggregate purchase price of $131,618,418.75.

126

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions of Hunter Maritime

On July 11, 2016, Bocimar Hunter, a Belgian entity affiliated with our current Sponsor, CMB NV, purchased 4,312,500 founder shares for an aggregate purchase price of $25,000, or $0.006 per share, of which 519,225 were subsequently forfeited as a result of the partial exercise of the underwriters’ overallotment option. The number of founder shares issued determined based on the expectation that such founder shares would represent 20% of the outstanding shares upon completion of the IPO. The purchase price of the founder shares was determined by dividing the amount of cash contributed to us by the number of founder shares issued. Upon the effectiveness of our Amended and Restated Articles of Incorporation, the founder shares were automatically reclassified and converted to our Class B common shares.

Bocimar Hunter purchased an aggregate of 3,333,333 private placement warrants at a price of $1.50 per warrant in a private placement that occurred simultaneously with the closing of the IPO. Pursuant to the underwriters’ partial exercise of the overallotment option on December 16, 2016, we sold an additional 23,080 private placement warrants to Bocimar Hunter. Each private placement warrant entitles the holder to purchase one Class A common share at $11.50 per share. Our Sponsor is permitted to transfer the Class B common shares and private placement warrants held by them to certain permitted transferees, including our executive officers and directors and other persons or entities affiliated with or related to them, but the transferees receiving such securities will be subject to the same agreements with respect to such securities as the initial purchasers. Otherwise, these warrants will not, subject to certain limited exceptions, be transferable or salable until 30 days after the completion of our business combination. The private placement warrants will be non-redeemable so long as they are held by our initial purchasers or their permitted transferees. The private placement warrants may also be exercised by the initial purchasers or their permitted transferees for cash or on a cashless basis. Otherwise, the private placement warrants have terms and provisions that are identical to those of the Warrants sold as part of the units in the IPO. CMB NV, an affiliate of our Sponsor, purchased 200,000 Units in the IPO.

On September 27, 2018, pursuant to the terms of a Securities Purchase Agreement, Bocimar Hunter transferred ownership of its (i) 3,793,275 Class B common shares and (ii) 3,356,413 private placement warrants of the Company to CMB NV, an affiliated entity controlled by members of the Saverys family, which we now consider our Sponsor. CMB NV acquired the Class B common shares and the private placement warrants for a purchase price of $25,000 and $5,034,620, respectively, which were the original value of the securities at the time they were acquired by Bocimar Hunter. Pursuant to the terms of a Joinder Agreement with respect to the Letter Agreement, dated September 27, 2018, CMB NV became party to the Letter Agreement, to assume all of the rights and obligations of Bocimar Hunter thereunder, and to be bound by the restrictions thereunder. Pursuant to the terms of an Assignment Agreement and a Joinder Agreement with respect to the registration rights agreement (discussed below), each dated September 27, 2018, Bocimar Hunter assigned all of its rights and interests under the registration rights agreement to CMB NV, and CMB NV became party to the registration rights agreement and agreed to assume all of the rights and obligations of Bocimar Hunter thereunder and to be bound by the terms and provisions thereof. Pursuant to the terms of an agreement with respect to our Warrant Agreement and a related warrant assignment agreement, each dated September 27, 2018, Bocimar Hunter assigned all of its rights and interests under the Warrant Agreement to CMB NV and CMB NV agreed to assume all of the rights and obligations of Bocimar Hunter thereunder and to be bound by the terms and provisions thereof.

In order to fund working capital deficiencies, if any, or finance transaction costs in connection with an intended initial business combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete our initial business combination, we would repay such loaned amounts. In the event that our initial business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Up to $2,000,000 of such loans may be convertible into warrants of the post-business combination entity at a price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the private placement warrants.

127

Pursuant to a registration rights agreement we entered into with our Sponsor on November 18, 2016, we may be required to register certain securities for sale under the Securities Act. These holders are entitled under the registration rights agreement to make up to three demands that we register certain of our securities held by them for sale under the Securities Act and to have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act. In addition, these holders have the right to include their securities in other registration statements filed by us. However, the registration rights agreement provides that we will not permit any registration statement filed under the Securities Act to become effective until the securities covered thereby are released from their lock-up restrictions, as described herein. We will bear the costs and expenses of filing any such registration statements.

On November 18, 2016, we entered into an administrative services agreement with CMB NV, who is now our Sponsor, pursuant to which we have paid a total of $10,000 per month for office space, secretarial support and administrative services. This arrangement has been agreed to for our benefit and is not intended to provide our Sponsor, or its affiliate, compensation in lieu of salary or other remuneration. We believe that such fees are at least as favorable as we could have obtained from an unaffiliated person.

We will reimburse our officers, directors, or any of their respective affiliates, for any reasonable out-of-pocket expenses incurred by them in connection with identifying, investigating and consummating a potential initial business combination with one of more acquisition targets. Subject to availability of proceeds not placed in the Trust Account, there is no limit on the amount of out-of-pocket expenses that could be incurred. Our board of directors will review and approve all expense reimbursements made to our directors with the interested director or directors abstaining from such review and approval. To the extent such out-of-pocket expenses exceed the available proceeds not deposited in the Trust Account and those proceeds are properly withdrawn from the Trust Account, such out-of-pocket expenses would not be reimbursed by us unless we consummate our initial business combination. In addition, the Sponsor has provided loans to us in the aggregate amount of $1,000,000 as of the date of this Offer, and we expect that the Sponsor will provide additional loans to us prior to the Business Combination Deadline, which loans are repayable only upon the consummation of a business combination, and further the aggregate amount of the Monthly Extension Contributions will be repayable by us to our Sponsor only if we complete an initial business combination.

Following the completion of our initial business combination, members of our management and executive directors will be entitled to receive customary fees and we may enter into employment or other compensation arrangements with members of our management and executive directors, the terms of which have not yet been determined.

All ongoing and future transactions between us and any of our executive officers and directors or their respective affiliates, including loans by our directors, will be on terms believed by us at that time, based upon other similar arrangements known to us, to be no less favorable than are available from unaffiliated third parties. Such transactions or loans, including any forgiveness of loans, will require prior approval in each instance by a majority of our disinterested directors, who had access, at our expense, to our attorneys or independent legal counsel. It is our intention to obtain estimates from unaffiliated third parties for similar goods or services to ascertain whether such transactions with affiliates are on terms that are no less favorable to us than are otherwise available from such unaffiliated third parties.

Related Party Transactions of NCF

Please see Note 17 to NCF Wealth Group’s financial statements for the nine months ended September 30, 2018 for a summary of NCF Group’s related party transactions.

128

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

General

The following is a summary of the material U.S. federal income tax consequences of the redemption of Class A common shares by U.S. Holders pursuant to the Offer. This summary does not discuss the Warrants, which such discussion can be found in our annual report for the fiscal year ended December 31, 2017 filed with the SEC on March 30, 2018. This summary is based upon laws and relevant interpretations thereof in effect as of the date of this Offer to Purchase, all of which are subject to change.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our Class A common shares who or that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of our Class A common shares is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.”

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our Class A common shares as capital assets within the meaning of Section 1221 of the Code, and does not address the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

129

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 5% or more of our voting stock (except as specifically provided below);

•	persons that acquired our Class A common shares pursuant to an exercise of employee stock options, in connection with employee stock incentive plans or otherwise as compensation;

•	persons that hold our Class A common shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;

•	persons whose functional currency is not the U.S. dollar;

•	persons that are required to recognize income for U.S. federal income tax purposes no later than when such income is included on an “applicable financial statement”; or

•	controlled foreign corporations.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations applicable to a holder of our Class A common shares. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our Class A common shares through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our Class A common shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distributions made (or deemed made) by us on our Class A common shares and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of our Class A common shares will be in U.S. dollars.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO U.S. HOLDERS OF THE REDEMPTION OF COMMON SHARES PURSUANT TO THE OFFER. EACH HOLDER OF OUR COMMON SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER, THE REDEMPTION OF OUR COMMON SHARES PURSUANT TO THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

130

Taxation of Redemption of Class A common shares Pursuant to the Offer

Subject to the PFIC rules discussed below, the redemption of a U.S. Holder’s Class A common shares in exchange for cash in connection with the Offer generally will be treated for U.S. federal income tax purposes as a payment in consideration for the sale of our Class A common shares, rather than as a distribution. Such amounts, however, will be treated as a distribution if (i) the redemption is “essentially equivalent to a dividend” (meaning that the U.S. Holder’s percentage ownership in us (including shares the U.S. Holder is deemed to own under certain constructive ownership rules) after the redemption is not meaningfully reduced from what such U.S. Holder’s percentage ownership in us (including constructive ownership) was prior to the redemption), (ii) the redemption is not “substantially disproportionate” as to that U.S. Holder (“substantially disproportionate” meaning, among other requirements, that the percentage of our outstanding voting shares owned (including constructive ownership) by such holder immediately following the redemption is less than 80% of that percentage owned (including constructive ownership) by such holder immediately before the redemption) or (iii) the redemption does not result in a “complete termination” of the U.S. Holder’s interest in us (taking into account certain constructive ownership rules). If the U.S. Holder had a relatively minimal interest in our common shares and, taking into account the effect of redemptions by other shareholders, its percentage ownership (including constructive ownership) in us is reduced as a result of the redemption, such holder generally should be regarded as having a meaningful reduction in interest. For example, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” If the payment in consideration for the tender of Class A common shares is treated as a distribution, then it will be treated as a dividend, which would be taxable as ordinary income, to the extent of our current and accumulated earnings and profits. The portion of such distribution, if any, in excess of such earnings and profits generally will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Class A common shares. Any remaining excess generally will be treated as gain from the sale or other taxable disposition of such Class A common shares. A U.S. Holder should consult with its own tax advisors as to the tax consequences to it of any redemption of its Class A common shares.

Additional Taxes

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from the sale or other taxable disposition of, our Class A common shares, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our Class A common shares.

Passive Foreign Investment Company Rules

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder held our Class A common shares, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), which we refer to as the “income test”; or

•	at least 50% of the average value of the assets held by the corporation during such taxable year (ordinarily determined based on fair market value and averaged quarterly over the year) produce, or are held for the production of, passive income, which we refer to as the “asset test”.

For purposes of determining whether we are a PFIC, cash will be treated as an asset which is held for the production of passive income. In addition, following an initial business combination, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business from unrelated persons.

Because we have had no current active business, we believe that we have not been able to satisfy the asset test or the income test for our initial taxable year. Although the PFIC rules contain an exception pursuant to which a foreign corporation will not be treated as a PFIC during its “start-up year”, which we had intended to rely upon, we do not believe that we are able to satisfy all of the requirements of this exception. Therefore, we believe that we were a PFIC since our inception and currently are a PFIC. Moreover, PFIC status is determined annually and it cannot be determined until the close of the taxable years in question. Based upon the foregoing, because we will not be able to determine whether we will continue to be classified as a PFIC after the Business Combination, we cannot make any representations regarding our PFIC status.

131

As discussed more fully below, if the U.S. Holder did not make either a timely qualified electing fund, or QEF, election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) common shares, as described below, such U.S. Holder generally will be subject to special rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its common shares, and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. holder in respect of the common shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the common shares).

Under these rules:

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A common shares;

•	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

•	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. holder with respect to the tax attributable to each such other taxable year of the U.S. holder.

In general, if we are determined to be a PFIC, a U.S. Holder can avoid the PFIC tax consequences described above in respect to our Class A common shares by making a timely and valid QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed United States federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders are encouraged to consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC annual information statement from us. If we determine we are a PFIC for any taxable year, we will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election, but there is no assurance that we will timely provide such required information. There is also no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

132

If a U.S. Holder has made a QEF election with respect to our Class A common shares, and the excess distribution rules discussed above do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale of our common shares generally will be taxable as capital gain and no additional tax charge will be imposed under the PFIC rules. As discussed above, if we are a PFIC for any taxable year, a U.S. Holder of our common shares that has made a QEF election will be currently taxed on its pro rata share of our earnings and profits, whether or not distributed for such year. A subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable when distributed to such U.S. Holder. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. In addition, if were not a PFIC for any taxable year, such U.S. Holder will not be subject to the QEF inclusion regime with respect to our Class A common shares for such taxable year.

If we are a PFIC and our Class A common shares constitute “marketable stock,” (which we anticipate will be the case), a U.S. Holder may avoid the adverse PFIC tax consequences discussed above if such U.S. Holder, at the close of the first taxable year in which it holds (or is deemed to hold) our Class A common shares, makes a mark-to-market election with respect to such shares for such taxable year. Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Class A common shares at the end of such year over its adjusted basis in its Class A common shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its Class A common shares over the fair market value of its Class A common shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Class A common shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Class A common shares will be treated as ordinary income.

The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq (on which our Class A common shares are listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. U.S. holders are encouraged to consult their tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our Class A common shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC. We will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. There can be no assurance that we will have timely knowledge of the status of any such lower-tier PFIC. In addition, we may not hold a controlling interest in any such lower-tier PFIC and thus there can be no assurance we will be able to cause the lower-tier PFIC to provide such required information. U.S. Holders are encouraged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. holder, may have to file an IRS Form 8621(whether or not a QEF or market-to-market election is made) and such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our common shares are encouraged to consult their tax advisors concerning the application of the PFIC rules to our Class A common shares under their particular circumstances.

Information Reporting and Backup Withholding

We generally must report annually to the IRS and to each holder the amount of cash dividends and certain other distributions we pay to such holder on such holder’s Class A common shares and the amount of tax, if any, withheld with respect to those distributions. In the case of a Non-U.S. Holder, copies of the information returns reporting those distributions and withholding also may be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement. Information reporting is also generally required with respect to proceeds from the sales and other dispositions of Class A common shares to or through the U.S. office (and in certain cases, the foreign office) of a broker. In addition, pursuant to recently enacted legislation, certain information concerning a U.S. Holder’s adjusted tax basis in its Class A common shares and adjustments to that tax basis and whether any gain or loss with respect to such Class A common shares is long-term or short-term also may be required to be reported to the IRS.

133

Moreover, backup withholding of U.S. federal income tax at a rate of 24% generally will apply to cash distributions made on Class A common shares to, and the proceeds from sales and other dispositions of such Class A common shares by, a U.S. Holder (other than an exempt recipient) who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that backup withholding is required; or

•	in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting (other than with respect to distributions, as described above) and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

Certain Tax Considerations of Non-Redeeming Shareholders

U.S. Federal Income Tax Considerations

Shareholders that do not tender their shares pursuant to this Offer have special U.S. federal income tax considerations. After an acquisition, it may be the case that we will no longer be a PFIC. In making the determination as to whether we are a PFIC after the Business Combination, our assets and income in addition to our proportionate share of the assets and income of any of our subsidiaries in which we own more than 25% will be taken into account. It is unclear if we will be able to satisfy asset test or the income test in the year the Business Combination is completed and future taxable years. Therefore, no assurances can be given that we will not be a PFIC for the taxable year of the Business Combination and subsequent taxable years. and U.S. Holders are encouraged to consult their tax advisors in this regard.

Because we believe we currently are a PFIC and have been since our inception, the U.S. federal income tax considerations of U.S. Holders depends on if either a QEF Election or Mark-to-Market Election was made, whether such election was made for the first year in which we were a PFIC, whether the shareholder made a late election and also a certain subsequent election to purge any PFIC taint and/or whether a late election was made but relief was granted by the IRS to treat the election as timely. U.S. Holders should review our annual report filed with SEC on March 30, 2018 in this regard (see “United States Federal Income Tax Consideration—U.S. Federal Income Taxation of U.S. Holders—Passive Foreign Investment Company Rules”).

Chinese Tax Considerations

In the opinion of NCF Wealth Group’s PRC legal counsel, Grandall Law Firm, the following is a summary of the material tax considerations in China

134

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

Grandall Law Firm does not believe that the combined company meets all of the conditions above. Hunter Maritime is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take this view.

However, if the PRC tax authorities determine that NCF Wealth Holdings Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. Such 10% tax rate could be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of our shareholders. For example, for shareholders eligible for the benefits of the tax treaty between China and Hong Kong, the tax rate is reduced to 5% for dividends if relevant conditions are met. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of NCF Wealth Holdings Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that NCF Wealth Holdings Limited is treated as a PRC resident enterprise.

Provided that our Marshall Islands holding company, Hunter Maritime, is not deemed to be a PRC resident enterprise, shareholders who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under SAT Circular 698 and SAT Public Notice 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferor obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 698 and SAT Public Notice 7, and we may be required to expend valuable resources to comply with SAT Circular 698 and SAT Public Notice 7, or to establish that we should not be taxed under these circulars. See “Risk Factors—Risks Relating to Doing Business in China—NCF Wealth Group and its existing shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.”

135

WHERE YOU CAN FIND MORE INFORMATION

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish to the SEC, on Form 6-K, certain unaudited financial information after the first six months of our fiscal year. We also have filed, pursuant to Rule 13e-4(c)(2), an Issuer Tender Offer Statement on Schedule TO as may be amended from time to time (the “Schedule TO”) with the SEC that includes additional information relating to the Offer. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC, including the Schedule TO. You may also request a copy of the Schedule TO and related exhibits, at no cost, by writing or calling the Information Agent for the Offer at the telephone numbers set forth on the back cover of this Offer to Purchase.

We have not authorized anyone to provide you with information that differs from that contained in this Offer to Purchase.  You should not assume that the information contained in this Offer to Purchase is accurate as of any date other than the date of this Offer to Purchase, and neither the mailing of this Offer to Purchase to our shareholders nor the decision to tender, or not to tender, Class A common shares, shall create any implication to the contrary.

This Offer to Purchase does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

 The Depositary for the Offer is:

Continental Stock Transfer & Trust Company
Attn: Reorganization Dept.

1 State Street, 30th Floor

New York, NY 10004

By Facsimile (for Eligible Institutions only): (212) 616-7610	Confirm Receipt of Facsimile by Telephone: (917) 262-2378

Questions and requests for assistance regarding the Offer may be directed to Morrow Sodali LLC, our Information Agent for the Offer, at the telephone numbers and e-mail address set forth below. You may also request additional copies of the Offer to Purchase, the Letter of Transmittal, and the other Offer documents from the Information Agent at the telephone numbers and e-mail addresses set forth below. You may also contact your broker, dealer, commercial bank, trust company or nominee for copies of these documents.

The Information Agent for the Offer is:

Morrow Sodali LLC
470 West Avenue

Stamford CT 06902
Telephone: (800) 662-5200 or banks and brokers can call collect at (203) 658-9400

Email:  HUNT.info@morrowsodali.com

Offer to Purchase

February 12, 2019

136

NCF WEALTH HOLDINGS LIMITED

Page
Audited Combined and Consolidated Financial Statements for the fiscal years ended December 31, 2017, 2016 and 2015
Report of Independent Registered Public Accounting Firm
Combined and Consolidated Financial Statements
Combined and Consolidated Balance Sheets	F-30
Combined and Consolidated Statements of Operations	F-32
Combined and Consolidated Statements of Comprehensive Income (Loss)	F-33
Combined and Consolidated Statements of Changes in Shareholders' Equity	F-34
Combined and Consolidated Statements of Cash Flows	F-35
Notes to the Combined and Consolidated Financial Statements	F-36

F-1

NCF WEALTH HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollar, except for the number of shares)

	September 30,	December 31,
	2018	2017
Assets
Current assets:
Cash and cash equivalents	$4,750,734	$35,067,737
Restricted cash	13,959,012	-
Accounts receivable	18,463,450	3,693,095
Accounts receivable – related parties	221,394	24,737
Advances to suppliers	8,802,673	6,519,327
Other receivables, net	1,531,282	10,861,713
Advances to suppliers and other receivable - related parties	3,353,455	4,745,184
Available-for-sale financial assets	-	470,641
Loan receivable – related parties	139,033,485	43,773,878
Other current assets	3,996,028	4,808,738
	194,111,513	109,965,050

Non-current assets:
Deferred tax assets	5,874,935	7,713,383
Fixed assets, net	1,960,673	1,422,816
Equity method investments	6,345,216	806,055
Long-term other receivable	570,539	325,128
Other non-current assets	103,561	4,609,440

Total assets	$208,966,437	$124,841,872

Liabilities
Current liabilities:
Bank loan	$13,536,894	$-
Accrued marketing and channel fees	12,203,906	6,565,830
Accrued marketing and channel fees– related parties	442,787	771,247
Accruals and other liabilities	6,444,042	5,199,481
Accruals and other liabilities - related parties	24,606,596	14,642,846
Taxes payable	15,100,313	2,214,941
Amount due to related parties	450,499	92,074
	72,785,037	29,486,419

Non-current liabilities:
Long-term debt – Great Reap	4,077,000	4,077,000
Total liabilities	76,862,037	33,563,419

Commitments and contingencies (Note 17)

F-2

NCF WEALTH HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollar, except for the number of shares)

	September 30,	December 31,
	2018	2017

Shareholders’ equity:
Series B Preferred shares ($0.00001 par value, 1,000,000,000 shares authorized; 29,426,129 shares issued and outstanding as of September 30, 2018 and December 31, 2017)	294	294
Series C-1 Preferred shares ($0.00001 par value, 1,000,000,000 shares authorized; 24,711, shares issued and outstanding as of September 30, 2018 and December 31, 2017)	247	247
Ordinary Shares * ($0.00001 par value, authorized 3,000,000,000 shares; 1,091,569,201 shares issued as of September 30, 2018 and December 31, 2017, 981,569,209 shares outstanding as of September 30, 2018 and December 31, 2017.	10,916	10,916
Shares in Employee Benefit Trust ($0.00001 par value, 110,000,000 shares held as of September 30, 2018 and December 31,2017)	(4,077,600)	(4,077,600)
Additional paid-in capital	139,879,319	145,580,710
Statutory reserve	721,818	721,818
Accumulated deficit	(3,992,000)	(53,604,674)
Accumulated other comprehensive income	(715,921)	2,487,570
Total NCF Wealth Holdings Limited Shareholders’ Equity	131,827,073	91,119,281
Non-controlling interest	277,327	159,172
Total shareholders’ equity	132,104,400	91,278,453

Total liabilities and shareholders’ equity	$208,966,437	$124,841,872

* Ordinary Shares were retrospectively reflected the 1:100,000 share split effected on July 2, 2015

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

F-3

NCF WEALTH HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in U.S. dollar, except for the number of shares)

	Nine Months Ended
	September 30,
	2018	2017

Net revenue
Transaction and service fee	$179,876,402	$155,767,222
Transaction and service fee - related parties	5,289,039	89,584
Commission fee	5,892,894	3,128,624
Commission fee – related parties	923,393	1,213,464
Other revenue	10,406,601	3,481,634
Other revenue – related parties	-	31,737
Total net revenue	202,388,329	163,712,265

Operating cost and expenses
Sales and marketing expenses	116,447,187	101,803,357
Product development expenses	13,560,569	10,989,593
Loan facilitation and servicing expenses	3,048,165	2,445,026
General and administrative expenses	9,628,017	7,806,300
Total operating cost and expenses	142,683,938	123,044,276

Operating profit	59,704,391	40,667,989

Other income (expenses)
Interest income – related parties	6,212,400	3,220,361
Interest expense	(34,228)	(125,881)
Foreign currency transaction (loss) gain	(1,718,186)	1,593,460
Loss in equity method investment	(192,603)	-
Gain on sale of equity interest in a subsidiary	172,531	-
Loss on sale of equity interest in a subsidiary	(72,995)	-
Income from available-for-sale financial assets investment	185,967	377,903
Other miscellaneous income (expenses)	41,622	(15,552)
Total other income	4,594,508	5,050,291

Profit before income tax	64,298,899	45,718,280

Income tax expense	(14,799,270)	(11,770,718)

Net income	49,499,629	33,947,562

Net loss attributable to non-controlling interests Company	(113,045)	(185,708)

Net income attributable to NCF Wealth Holdings	$49,612,674	$34,133,270

Less: Net income allocated to participating securities	2,344,320	1,612,880
Net income attributable to ordinary shareholders of NCF Wealth Holdings Limited	$47,268,354	$32,520,390

Earnings per ordinary share
Basic earnings per ordinary share attributable to NCF Wealth Holdings	$0.04	$0.03
Weighted-average number of ordinary shares used in computing basic earnings per share	1,091,569,209	1,091,569,209
Diluted earnings ordinary per share attributable to NCF Wealth Holdings	$0.04	$0.03
Weighted-average number of ordinary shares used in computing diluted earnings per share	1,145,706,634	1,145,706,634

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

F-4

NCF WEALTH HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in U.S. dollar)

	Nine Months Ended
	September 30,
	2018	2017

Net income	$49,499,629	$33,947,562

Other comprehensive income
Foreign currency translation adjustment	(2,972,291)	(138,723)

Total comprehensive income	46,527,338	33,808,839
Less: Comprehensive income attributable to non-controlling interest	(118,155)	(186,467)

Comprehensive income attributable to NCF Wealth Holdings Limited	$46,409,183	$33,995,306

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

F-5

NCF WEALTH HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in U.S. dollar, except for the number of shares)

										Accumulated
							Additional			Other	Non-
	Preferred Shares		Ordinary Shares *		Shares in EBT*		Paid-in	Statutory	Accumulated	Comprehensive	controlling
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Reserve	Deficit	Gain/Loss	Interest	Total
January 1, 2018	54,137,425	$541	1,091,569,209	$10,916	(110,000,000)	$(4,077,600)	$145,580,710	$721,818	$(53,604,674)	$2,487,570	$159,172	$91,278,453
Acquisition of Yinghua Wealth	-	-	-	-	-	-	(5,136,107)	-	-	-	-	(5,136,107)
Net income	-	-	-	-	-	-	-	-	49,612,674	-	(113,045)	49,499,629
Share-based compensation - employees	-	-	-	-	-	-	(565,284)	-	-	-	-	(565,284)
Currency translation differences	-	-	-	-	-	-	-	-	-	(3.203.491)	231,200	(2,972,291)
September 30, 2018	54,137,425	$541	1,091,569,209	$10,916	(110,000,000)	$(4,077,600)	$139,879,319	$721,818	$(3,992,000)	$(715,921)	277,327	$132,104,400

*	Ordinary Shares were retrospectively reflected the 1:100,000 share split effected on July 2, 2015

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

F-6

NCF WEALTH HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollar)

	Nine Months Ended
	September 30,
	2018	2017

Cash flows from operating activities:
Net income	$49,499,629	$33,947,562
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	516,188	459,939
Share-based compensation	(565,284)	3,036,943
Losses on disposals of equipment	8,131	17,690
Loss in equity method investment	192,603	-
Gains from disposal of Zhonghui	(172,531)	-
Loss from disposal of Tianjin Yuanrong	72,995	-
Collection of interest on related parties loans	2,354,944	-
Changes in operating assets and liabilities:
Accounts receivable	(15,793,663)	(6,002,064)
Accounts receivable - related parties	(208,923)	522,202
Advances to suppliers	(2,745,111)	(8,724,000)
Other receivables	751,807	1,416,513
Other current assets	590,506	(2,815,108)
Advances to suppliers and other receivables - related parties	1,256,477	2,434,039
Loan receivable – related parties	(1,674,848)	(1,507,986)
Long term other receivable	(277,070)	(54,317)
Other non-current assets	-	(1,469,430)
Accrued marketing and channel fees	6,314,917	2,293,461
Accrued marketing and channel fees - related parties	(561,155)	(3,303,162)
Accruals and other liabilities	484,930	111,418
Accruals and other liabilities - related parties	11,329,299	1,929,461
Taxes payable	13,715,090	6,774,296
Amounts due to related parties	64,918	(1,816,519)
Deferred tax assets	1,511,651	5,461,234
Net cash provided by operating activities	66,665,500	32,712,172

Cash flows from investing activities:
Investment in Fengshou	(1,536,200)	-
Proceeds from disposal of Tianjin Yuanrong	1,536,200	-
Acquisition of Yinghua Wealth	(5,223,080)	-
Proceeds from the sale of equity interest in Jiutai	61,448	-
Purchase of available-for-sale financial products	(46,988,231)	(30,003,797)
Redemption of available-for-sale financial assets	56,093,854	21,048,247
Loans to related parties	(149,838,881)	(17,809,492)
Collection of related parties loans	48,619,835	-
Purchases of fixed assets	(1,175,367)	(236,456)
Proceeds from disposal of fixed assets	4,336	23,060
Net cash (used in) investing activities	(98,446,086)	(26,978,438)

Cash flows from financing activities:
Proceeds from bank loan	14,286,660	-
Repayment of borrowings of related party	-	(1,469,430)
Net cash provided by (used in) financing activities	14,286,660	(1,469,430)

Net (decrease) increase in cash, cash equivalents, and restricted cash	(17,493,926)	4,264,304
Cash, cash equivalents and restricted cash, the beginning of the period	35,067,737	23,896,950
Exchange losses/(gains) on cash, cash equivalents, and restricted cash	1,135,935	(239,547)
Cash, cash equivalents and restricted cash, end of period	$18,709,746	$27,921,707

Supplemental disclosure of cash flow information
Cash paid for:
Interest	$126,008	$206,517
Income taxes	$2,264,686	$5,027

Noncash investing and financing activities:
Investment in available-for-sale financial products for a decrease in other receivable	$8,449,100	$-
Settlement of debt between related parties	$-	$13,482,806
Increase in accruals and other liabilities for investment in Tianjin Yuanrong	$-	$1,469,430
Increase in investment in Kunyuan Hengtong for a decrease in other assets	$4,608,600	$-

Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	$4,750,734	$13,510,894
Restricted cash	13,959,012	14,410,813
Total cash, cash equivalents, and restricted cash	$18,709,746	$27,921,707

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

F-7

NCF WEALTH HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Note 1 - Organization and principal activities

NCF Wealth Holdings, Ltd. (“the Company”, “Parent” or “NCF”) was established in the British Virgin Islands on December 13, 2011 with the former name of Frontier Financial Rental Co., Ltd., and was renamed to Frontier Financial Rental Co., Ltd. and NCF Wealth Holdings Limited in August 2014 and November 2015, respectively. The Company has wholly-owned subsidiaries that are incorporated in the British Virgin Islands (“BVI”), and also has various subsidiaries that are incorporated in Hong Kong and People Republic of China (“PRC”).

Since 2013, the Company operates an online marketplace with a brand name of ‘Wangxin Puhui’ through its subsidiaries and variable interest entity and its subsidiaries, (“consolidated VIEs”), (collectively, the “Group”). This is an online Peer-to-peer, (“P2P”) platform matching borrowers with investors and facilitating transactions. Wangxin Puhui offers qualified borrowers a quick and convenient access to affordable credit at competitive prices. To provide a transparent marketplace, the interest rates, transaction fees, and other charges are all clearly disclosed to borrowers upfront.

Since 2016, NCF Wealth Group also operates an internet platform with a brand of ‘Wangxin’ which is positioned as an open platform for financial technology, providing information publishing, information display, information exchange, and online user diversion services for a variety of organizations including insurance sales, securities, fund sales. The Group also provides Premier Wealth Management (“PWM”) services to investors and borrowers to facilitate the matching of investors with various Wealth Management Products.

In March 2017, NCF Wealth Group launched a new program to promote exchange administered product program (“E-APP”) to investors and borrowers. The E-APP includes (I) product registration services and (II) promotion services on best efforts basis and (III) Data Processing Technical Services.

The Group is controlled by Great Reap Ventures Limited, which owns 54% of the Company’s ordinary shares as of September 30, 2018. The remaining 46% of the shares are widely held. The ultimate controlling party of the Group is the Founder (defined above).

Reorganization

Acquisition of Yinghua Wealth Investment Management Holdings Co., Ltd. (“Yinghua Wealth”)

In May 2018, the Group acquired 91.91% equity interest in Yinghua Wealth for a total consideration of $5,136,107 (RMB 34,000,000). Yinghua Wealth acts as an agent to introduce potential investors to other parties to purchase contractual funds or private equity funds, Yinghua Wealth is controlled by Mr. Zhang Zhenxin, who is also the founder (“Founder”) of the Company. Under Accounting Standard Codification (“ASC”) 805-50-05-5 and ASC 805-50-30-5, the transaction was accounted for as a reorganization of entities under common control, in a manner similar to a pooling of interest, using historical costs. As a result of the reorganization, the 91.91% net assets of Yinghua Wealth were transferred to the Group, and the accompanying combined and consolidated financial statements have been prepared as if the current corporate structure had been in place for all periods presented in which the common control existed.

Yinghua Wealth’s assets and liabilities have been combined with the Group at their carrying values as though the transaction occurred at the beginning of periods presented. The consideration of $5,136,107 was paid on June 5, 2018, and the Group offset it against equity in accordance with ASC 805-50-25-2.B. All significant intercompany accounts and transactions between the Group and the acquired Yinghua Wealth have been eliminated for all periods presented.

Acquisition of Tianjin Yuanrong Asset Management Co., Ltd (“Tianjin Yuanrong”)

In December 2016, the Group acquired a 100% equity interest in Tianjin Yuanrong for a total consideration of $1,632,280 (RMB 10,000,000) from the Founder. Tianjin Yuanrong primarily engages in asset management, investment advisory, and financial consulting services. Tianjin Yuanrong is also controlled by the Founder. The consideration was recorded with an offsetting adjustment to equity in the combined and consolidated statements of equity in accordance with ASC 805-50-25-2B. The consideration has been paid in early 2018.

As both the Group and Tianjin Yuanrong are under the common control of the Founder before and after the acquisition, this transaction was accounted for as a reorganization of entities under common control in a manner similar to a pooling of interest using historical cost in accordance with ASC 805-50-05-5. As a result of the reorganization, Tianjin Yuanrong’s assets and liabilities have been presented as “combined” with the Group at their carrying values as though the transaction occurred at the beginning of periods presented. All significant intercompany accounts and transactions between the Group and the acquired Tianjin Yuanrong have been eliminated for all periods presented.

On August 31, 2018, Tianjin Yuanrong was sold to an unrelated third party for a total consideration of $1,574,719 (RMB 10,000,000), resulting in a loss from disposition of $72,995. This disposition did not qualify as discontinued operations as it does not represent a strategic shift that has had a major impact on the Group’s operations or financial results.

F-8

As of September 30, 2018, the Group’s subsidiaries and consolidated VIEs are incorporated in the following jurisdictions:

Name	Incorporation date	Place of incorporation/ establishment	Percentage of ownership	Principal activities
Beijing Yinghua Wealth Investment Management Holdings Co.,Ltd (“Yinghua Wealth”)	April 11, 2011	PRC	91.91%	Investment consulting
Beijing Oriental Union Investment Management Co.,Ltd (“Beijing Oriental”)	June 21, 2011	PRC	Consolidated VIEs	Services for online marketplace
UCF Huarong Investment Co. Ltd (UCF)	December 23, 2011	Hong Kong	100%	Holding company
Beijing NCF Financial Services Information Technology Co.,Ltd. (“NCF Financial”)	April 15, 2014	PRC	100%	Financing / Investment advisory services provider
Beijing Jing Xun Shi Dai Technology Co., Ltd (“Jing Xun Shi Dai”)	June 27, 2014	PRC	Consolidated VIE	Services for online marketplace
State Ace Ltd (SAL)	October 22, 2015	BVI	100%	Holding company
Zhan Yang Ltd. (ZYL)	October 22, 2015	BVI	100%	Holding company
Tall Lead Ltd. (TLL)	October 22, 2015	BVI	100%	Holding company
NCF Development Co. Ltd (NCFD)	November 16, 2015	Hong Kong	100%	Holding company
NCF International Ltd. (NCFI)	November 16, 2015	Hong Kong	100%	Holding company
Shenzhen Yifang Yurong Financial Information Technology Service Co., Ltd (“Yifang Yurong”)	December 1, 2015	PRC	100%	Investment consulting
Shenzhen Yingxin Fund Sales Limited Liability Co., Ltd (“Yingxin Fund Sales”)	December 29, 2015	PRC	100%	Fund sales agency
Beijing NCF Cloud Services Information Technology Co.,Ltd (“Cloud Services”)	January 5, 2016	PRC	100%	Technology development and services
Shanghai Cenmu Business Information Consulting Co.,Ltd	January 17, 2017	PRC	100%	Business consulting
Xinzu (Beijing) Technology Co., Ltd	May 5, 2017	PRC	100%	Technology development and consulting

F-9

Note 2 - Summary of significant accounting policies

(a)	Basis of presentation

The accompanying unaudited condensed combined and consolidated financial statements include the financial information of the Company), its subsidiaries, an entity under common control with the Group and its consolidated variable interest entities (“VIE”) (collectively the “Group”). All intercompany balances and transactions have been eliminated in combined and consolidation. The unaudited condensed combined and consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and the U.S. generally accepted accounting standards for interim financial reporting. The results of operations for the nine-month periods ended September 30, 2018, and 2017 are not necessarily indicative of the results for the full years.

The accompanying unaudited condensed combined and consolidated financial statements should be read in conjunction with the financial statements, accounting policies and notes thereto included in the Group’s audited combined and consolidated financial statements for each of the three years in the period ended December 31, 2017. In the opinion of the management, the accompanying unaudited condensed combined and consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Group believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed combined and consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Group’s combined and consolidated financial statements for each of the three years in the period ended December 31, 2017.

The financial information as of December 31, 2017, presented in the unaudited condensed combined and consolidated financial statements is derived from the audited combined and consolidated financial statements for the year ended December 31, 2017.

(b)	Principal of consolidation

The Group has an employee benefit trust , to facilitate share transactions pursuant to certain equity incentive plans. The trust is a separate legal entity under the Group’s control for which the Group is the primary beneficiary, using variable interest entities model criteria under Accounting Standards Codification (“ASC”) 810, Consolidations. Consequently, the Group has consolidated and classified the trust shares within our combined and consolidated balance sheets. (Note 15).

Variable Interest Entities (“VIE”) arrangements

To be in compliance with PRC regulations for information intermediary companies, on January 22, 2018, Cloud Services, a wholly owned subsidiary of the Group, entered into a series of VIE agreements with Jing Xun Shi Dai’s shareholders, Mr. Zhang Zhenxin and Ms. Li Huanxiang. (Note 3)

The VIE agreements the enable Cloud Services to (1) have the power to direct the activities that most significantly affect the economic performance of Jing Xun Shi Dai, and (2) receive the economic benefits of Jing Xun Shi Dai that could be significant to. Accordingly, the Cloud Services is considered the primary beneficiary of Jing Xun Shi Dai and has consolidated Jing Xun Shi Dai’s assets, liabilities, results of operations, and cash flows in the accompanying unaudited condensed combined and consolidated financial statements.

The following table sets forth the carrying amount of the assets and liabilities of the VIE included in the Company’s combined and consolidated balance sheets with intercompany transactions eliminated:

	September 30,	December 31,
	2018	2017

Current assets	$18,497,392	$24,859,791
Non-current assets	$5,969,021	$12,642,404
Total assets	$24,466,413	$37,502,195
Total liabilities	$47,823,578	$22,145,453

The VIE contributed an aggregate of 11% and 8% of the consolidated net revenues for the periods ended September 30, 2018 and 2017, respectively.

F-10

(c)	Use of estimates

The preparation of unaudited condensed combined and consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the combined and consolidated financial statements and accompanying notes. Actual amounts could differ from those estimates and differences could be material. Changes in estimates are recorded in the period they are identified.

Significant accounting estimates reflected in the Group’s unaudited condensed combined and consolidated financial statements include valuation allowances for deferred tax assets, allowance for doubtful accounts, the useful lives of fixed assets, valuation of available for sales investments, and valuation of share-based awards.

(d)	Revenue recognition

The Group engages primarily in operating an online consumer finance marketplace by providing an online platform, which matches borrowers with investors. The Group charges borrowers transaction fee for these services such as due diligence and credit risk analysis, .The transaction fees are not earned until a borrower and investor are matched and enter into a transaction. The Group earns revenue through transaction and service fees, commission fees, and various other insignificant types of revenue.

As an information intermediary in the introduction between borrowers and investors, the Group acts as an agent and does not have any legal obligations of the loans or securities facilities. Therefore, the Group does not record loans receivable and payable arising from the loans between lending investors and borrowers on its combined and consolidated balance sheets.

Revenue is recognized when each of the following criteria is met under ASC Topic 605:

1)	Persuasive evidence of an arrangement exists;

2)	Services have been rendered;

3)	Pricing is fixed or determinable; and,

4)	Collectability is reasonably assured.

Transaction and service fee

Transaction and service fees include the following products:

•	Online P2P loan facilitation services: matching services to connect borrowers with investors and setting up automated repayment schedule upon loan origination. The Group charges borrowers a transaction fee for the service;

•	Premier wealth management services (“PWM”): services provided to borrowers to facilitate the matching of investors with various registered wealth management products. The Group charges borrowers a transaction fee for the PWM services.

•	Exchange administered product program (E-APP) – product registration services include advising companies on the selection of local financial assets trading service platforms, review registration application documentation and assists with due diligence conducted by the local financial assets trading service platform. NCF Wealth Group charges registration holders (usually are borrowers) for the E-APP product registration services.

Transaction fees are usually non-refundable and received either from borrowers upon loan origination or upon funding received by registration holders for E-APP. At this point, the Group has completed all performance obligations to the borrowers and collectability is reasonably assured. In a few cases, the loans facilitated contain early repayment provision and the rate used to calculate loan facilitation fee is varied, depending on when the early repayment occurs. In these cases, the Group recognizes revenue when price is considered fixed.

Incentives to investors

The Group occasionally provides incentives via credit vouchers to potential investors at its sole discretion. The voucher incentives are offered to all investors who invest through the Wangxin Puhui platform and Wangxin platform..

The Group provides the following types of incentive:

Cash incentive types	Description	Awarded to	Benefit
Event reward/sign up voucher	Earned upon sign-up for platform events and applied upon investment	Potential investor	One-time fee deduction
Investment reward voucher	Earned upon making an investment and applied upon investment	Investor	One-time fee deduction or Additional interest

When an investor makes an investment through the Group, the investor can apply the vouchers, either upfront as a one-time contribution to the loan investment amount or on a monthly basis over the term of the loan as additional interest. If the investor chooses to apply the voucher upfront, the Group reduces the initial amount the investor needs to fund by the voucher value, but the investor is still entitled to full repayment of the stated principal balance.

F-11

The Group considers both investors and borrowers as customers. The event reward and sign up voucher can be applied to the initial investment only. The cost of the awarded vouchers is treated as a direct reduction of revenue upon initial investment by the investor in accordance with ASC 605-50-25-7.

The investment reward voucher can be applied after the initial investment. The Group considers the investment reward voucher as an obligation to investors for future investment. As the amount of the investment reward is relatively insignificant as compared to the financial statements taken as a whole, the Group does not record a deferred revenue.

Commission fee

Yinghua Wealth, one of the Group’s subsidiaries, engages in the businesses of introducing potential investors to purchase contractual funds from other financial institutions. The commission fee is calculated based on a certain percentage of the funds invested by investors that are recommended by Yinghua Wealth and is recognized as revenue when the funds are fully subscribed.

In 2018, the Group started E-APP product promotion services to promote financial products registered at local financial assets exchange trading service platform.

The commission fee is calculated based on a certain percentage of the funds invested by investors and the Group recognizes revenue when registration holders of the financial instruments received funding.

Other revenues

Other revenues that are not mentioned above but are recognized in the condensed combined and consolidated statements of operations include diversion income, advisory income and technology service fees. These other revenues are not considered individually significant to total revenue. Other revenues are recognized when the promised services are completed.

In 2018, the Group started E-APP data processing technology services that offer data transmission and storage to E-APP borrowers to facilitate the preparation of registration application.

(e)	Foreign currency and foreign currency translation

The reporting currency of the Group is the US dollar. The functional currency of the BVI and HK entities is the Hong Kong dollar (“HK$”). The functional currency of the Company's PRC subsidiaries, the VIE and the subsidiaries of the VIE is RMB based on the criteria of ASC 830, Foreign Currency Matters.

The condensed combined and consolidated financial statements are translated to U.S. dollars using the period end rates of exchange for assets and liabilities, equity is translated at historical exchange rates, and average rates of exchange (for the period) are used for revenues and expenses and cash flows. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive income / loss. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing at the balance sheet date. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Asset and liability accounts at September 30, 2018 and December 31, 2017 were translated at 0.1456 RMB to $1.00 and at 0.1536 RMB to $1.00, respectively, which were the exchange rates on the balance sheet dates. Equity accounts were stated at their historical rates. The average translation rates applied to the statements of operations for the periods ended September 30, 2018, and 2017 were 0.1536 RMB to $1.00 and 0.1469 RMB to $1.00, respectively.

(f)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and funds held in checking, deposits, short term certificate of deposits with banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. As of September 30, 2018, and December 31, 2017, the Group had $565,047 and $825,175, respectively, cash deposit with a related party, Haikou United Rural Commercial Bank Co., Ltd, respectively.

(g)	Restricted cash

Restricted cash represents funds set aside placed with a bank and serve as a security deposit for the bank borrowing. As of September 30, 2018, and December 31, 2017, the Group had restricted cash of $13,959,012 and $nil, respectively, all of which was held as a security deposit for the bank loan.

(g)	Interest income

Interest income includes interest earned from the Group’s custodian account, Haikou United Rural Commercial Bank Co., Ltd., a related party, and interests earned from loan receivable from related parties. (See Note 17)

(h)	Fair value measurement

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

F-12

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Group applies ASC 820, Fair Value Measurements and Disclosures, (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group’s financial instruments include cash and cash equivalents, restricted cash, available-for-sale financial assets, accounts receivables, advances to suppliers and other receivables, loan receivable – related parties, various accrued liabilities, loans payable – related parties and bank loan. The carrying amounts of available-for-sale, accounts receivables, advances to suppliers, loan receivable – related parties, various accrued liabilities, and loans payable – related parties approximate their fair values due to the short-term maturity of these instruments.

The following table presents information about the Group’s assets and liabilities that were measured at fair value on a recurring basis as of September 30, 2018 and December 31, 2017 and indicates the fair value hierarchy of the valuation techniques the Group utilized to determine such fair value. The carrying amount of the available-for-sale financial assets approximate their fair values.

	September 30,	Quoted Prices In Active Markets	Significant Other Observable Inputs	Significant Other Unobservable Inputs
Description	2018	(Level 1)	(Level 2)	(Level 3)
Asset:
Available-for-sale financial assets	$-	$-	$-	$-

	December 31,	Quoted Prices In Active Markets	Significant Other Observable Inputs	Significant Other Unobservable Inputs
Description	2017	(Level 1)	(Level 2)	(Level 3)
Asset:
Available-for-sale financial assets	$470,641	$-	$470,641	$

(h)	Taxation

Value-added tax

Effective since January 1, 2012, the PRC ministry of finance and the state administration of taxation launched the Value Added Tax (“VAT”) Pilot Program for certain industries in certain regions in China. According to the implementation circulars released by the ministry of finance and the state administration of taxation on the Pilot Program, the “Modern Service Industries” includes research, development and technological services, information technology services, cultural innovation services, logistics support, lease of tangible properties, attestation and consulting services. Accordingly, all consolidated entities located in PRC are included in the Pilot Program and are subject to VAT at a rate of 6% and is reported as a reduction to revenue when incurred.

Income taxes

The income tax expense for the period is comprised of current and deferred tax. Tax is recognized in the condensed combined and consolidated statement of operations, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

(1)       Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group’s subsidiaries and consolidated VIEs operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

F-13

(2)       Deferred income tax

The Group accounts for income taxes using the asset/liability method prescribed by ASC 740, “Accounting for Income Taxes.” Deferred income taxes are recognized with net operating loss carryforwards, and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed are subject to examination by any applicable tax authorities. The Group had no uncertain tax position for the nine months ended September 30, 2018, and 2017.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

(i))	Statutory reserves and restricted net assets

In accordance with the PRC laws and regulations, the Group’s PRC subsidiary and consolidated VIEs are required to make an appropriation to certain statutory reserves, namely general reserve, enterprise expansion reserve, and staff welfare and bonus reserve, all of which are appropriated from net profit as reported in their PRC statutory accounts. PRC subsidiary and consolidated VIEs are required to appropriate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. As of September 30, 2018, and December 31, 2017, the accumulated amounts of statutory reserves amounted to $721,818 and $721,818, respectively.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the Board of Directors of each of the Group’s PRC entities. There are no appropriations to these reserves by the Group’s PRC entities for the nine months ended September 30, 2018, and 2017 as appropriation is made annually based on after-tax income.

As a result of PRC laws and regulations and the requirement that distributions by the PRC entity can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entity is restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, and statutory reserves of the Group’s PRC entity. As of September 30, 2018, and December 31, 2017, the aggregated amounts of statutory reserves represented the amount of net assets of the relevant entity in the Group not available for distribution amounted to $721,818 and $721,818, respectively.

(j)	Non-controlling Interest

Non-controlling interest mainly consists of an aggregate of 8.09% as of 2017, and 16.07% prior to 2017 of the equity interests in Yinghua Wealth held by a third party. The non-controlling interests are presented in the unaudited condensed combined and consolidated balance sheets, separately from equity attributable to the shareholders of the Group. Income attributable to non-controlling interests holder is presented on the condensed combined and consolidated statement of operations and the condensed combined and consolidated statement of comprehensive income as an allocation of the total income for the periods between non-controlling interest holder and the shareholders of the Group.

(k)       Significant risks and uncertainties

Interest Rate Risk

The Group has not been exposed to material risks due to changes in market interest rates, and it has not used any derivative financial instruments to manage its interest risk exposure. However, the Group cannot provide assurance that it will not be exposed to material risks due to changes in market interest rates in the future. Its future interest income may fall short of expectations due to changes in market interest rates.

The fluctuation of interest rates may also affect the demand for our marketplace lending business. For example, a decrease in the interest rate may cause potential borrowers to seek loans from other channels and higher returns offered by comparable or substitute products may damper investor desire to invest in the Group’s marketplace. However, it does not expect that the fluctuation of interest rates will have a material impact on our financial condition.

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

Concentration of credit risk

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily included in the combined and consolidated financial statement lines of cash and cash equivalents, accounts receivable, advances to suppliers, other receivable, loan receivable – related parties. As of September 30, 2018 and December 31, 2017, $18,635,542 and $33,234,949, respectively, of the Group’s cash and cash equivalents were deposited in financial institutions located in the PRC. $74,204 and $1,832,788, respectively, of the Group’s cash and cash equivalents were deposited in financial institutions located in Hong Kong. Accounts receivable and loan receivables from related parties are typically unsecured and are derived from revenue earned from customers or related parties in the PRC. The risk with respect to accounts receivable and loan receivable – related parties are mitigated by credit evaluations. The Group performs on its customers or related parties and its ongoing monitoring process of outstanding balances.

F-14

As of September 30, 2018 and December 31, 2017, the Group had loan receivables from related parties below:

	September 30,	December 31,
	2018	2017
Net Credit Group Co., Ltd.	$89,715,639	$2,093,869
Gain Thrive Limited	44,270,043	22,471,164
UCF Holdings Group Limited	2,572,295	16,810,642
Beijing Yilian Information Technology Services Co., Ltd.	2,332,253	2,398,203
Asia FinTech Company Limited	143,254	-
	$139,033,485	$43,773,878

There were no revenues from customers which individually represent greater than 10% of the total net revenues for the nine months ended September 30, 2018, and 2017.

There were zero and two customers that accounted for 0% and 44% of the Group’s carrying amount of accounts receivable as of September 30, 2018, and December 31, 2017.

There were two (one from related party) and three (two from related parties) service providers that accounted for 67% (46% from related party, see Note 18) and 62% (48% from related party, see Note 18) of the Group’s payable or accrued expenses as of September 30, 2018, and December 31, 2017.

There were two and three service providers that accounted for 60% and 53% of the Group’s carrying amount of the sales and marketing expenses during the nine months ended September 30, 2018, and 2017.

There were one and two (one from related party) service providers that accounted for 11% and 26% (15% from related party, see Note 18) of the Group’s carrying amount of the loan facilitation and servicing expenses during the nine months ended September 30, 2018, and 2017.

There were three (one from related party) and three (one from related party) asset cooperative institutions that accounted for 55% and 49% of the total loan facilitated as of September 30, 2018 and 2017, respectively. See Note 18 for total loan facilitated by asset cooperative institutions-related parties. Asset cooperative institutions are the companies who introduce qualified borrowers to the Group.

There were two and one funding cooperative institutions that accounted for 62% and 28% of the total loan facilitated as of September 30, 2018 and 2017, respectively. See Note 18 for total loan facilitated by funding cooperative institutions-related parties. Funding cooperative institutions are the companies who introduce funding sources to the Group.

(l)       Advertising Expense

The Company expenses advertising costs as they incurred. Advertising expense has been included as part of sales and marketing expenses. As of September 30, 2018 and 2017, the Company incurred advertising expense of $421,298 and $113,504, respectively.

(m)	Recently issued accounting standards

In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance, and creates guidance for when revenue should be recognized from the exchange of goods or services. ASU No. 2016-08 was issued in March 2016 to clarify the principal versus agent guidance in this new revenue recognition standard. ASU 2016-10 was issued in April 2016 to clarify the guidance on accounting for licenses of intellectual property and identifying performance obligations in the new revenue recognition standard. ASU 2016-12 was issued in May 2016 to clarify the guidance on transition, collectability, non-cash consideration and the presentation of sales and other similar taxes in the new revenue recognition standard. ASU 2016-20 was issued in December 2016 to make technical corrections and improvements on narrow aspects of this guidance. ASU No. 2015-14 was issued in August 2015 to defer the effective date of ASU 2014-09 for one year.

In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients.  The object is to address certain issues identified by the FASB-IASB Joint Transition Resource Group for Revenue Recognition.  The amendments in this Update affect the guidance in Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). Accounting Standards Update 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, defers the effective date of Update 2014-09 by one year.

The new standard permits adoption either by using (i) a full retrospective approach for all periods presented in the period of adoption or (ii) a modified retrospective approach with the cumulative effect of initially applying the new standard recognized at the date of initial application and providing certain additional disclosures. The new standard is effective for public companies’ annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. The Group has elected to take advantage of the extended transition period provided in the Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2018, including interim periods beginning after December 15, 2019.

To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Topic 606 also impacts certain other areas, such as the accounting for costs to obtain or fulfill a contract. The standard also requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Group has completed its initial analysis of Topic 606 and has concluded that the measurement of revenue and the timing of recognizing revenue is not expected to change. The Group plans to adopt Topic 606 using the modified retrospective method in the first quarter of fiscal 2019. Based on the Group’s analysis, it did not identify a material cumulative catch-up adjustment to the opening balance sheet of retained earnings on January 1, 2019. The Group’s future financial statements will include additional disclosures as required by Topic 606.

F-15

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: 1) A lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and 2) A right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. The new lease guidance simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees will no longer be provided with a source of off-balance sheet financing. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, including interim periods within those years. The Group is evaluating this ASU and has not determined the effect of this standard on its ongoing financial reporting.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815). The amendments in Part I of the Update change the reclassification analysis of certain equity-linked financial instruments (or embedded features) with down-round features. The amendments in Part II of this Update re-characterize the indefinite deferral of certain provisions of Topic 480 that now are presented as pending content in the Codification, to a scope exception. The amendments in Part I of this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted for all entities, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The amendments in Part II of this Update do not require any transition guidance because those amendments do not have an accounting effect. The Group does not believe the adoption of this ASU would have a material effect on the Group’s unaudited combined and consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this Update affect any entity that is required to apply the provisions of Topic 220, Income Statement – Reporting Comprehensive Income, and has items of other comprehensive income for which the related tax effects are presented in other comprehensive income as required by GAAP. The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments in this Update is permitted, including adoption in any interim period, (1) for public business entities for reporting periods for which financial statements have not yet been issued and (2) for all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this Update should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The Group does not believe the adoption of this ASU would have a material effect on the Group’s unaudited consolidated financial statements.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s combined and consolidated balance sheets, statements of operations and comprehensive income (loss) and statements of cash flows.

(n)	Management’s Evaluation of Subsequent Events

The Group evaluates events that have occurred after the balance sheet date of September 30, 2018, through the date which the unaudited combined and consolidated financial statements were issued. Based upon the review, other than described in Note 19 – Subsequent Events, the Group did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the unaudited condensed combined and consolidated financial statements.

Note 3 – Acquisitions and Dispositions

Jing Xun Shi Dai - On January 4, 2018, Beijing Oriental transferred its 100% ownership of Jing Xun Shi Dai to Mr. Zhang Zhenxin, the Founder, and Ms. Li Huanxiang through a stock purchase agreement for a consideration for $1,893,334 (RMB 12.3 million). The total consideration will not be paid by Mr. Zhang Zhenxin and Ms. Li Huanxiang. In accordance with ASC 805-50-30-5 Beijing Oriental recognized no gain or loss. The difference between the cash proceeds (RMB 0) and the carrying value of the net assets (RMB 12.3 million) transferred was recognized to the additional-paid-in-capital on Beijing Oriental’s books and was eliminated in consolidation.

On January 22, 2018, Cloud Services, a wholly owned subsidiary of the Group, entered into a series of VIE agreements with Jing Xun Shi Dai’s shareholders, Mr. Zhang Zhenxin, and Ms. Li Huanxiang. Under ASC 810, Consolidation, Cloud Services consolidated the paid-in capital of Jing Xun Shi Dai and eliminated against the additional paid-in capital on Beijing Oriental’s book upon consolidation.

Disposition of NCF Zhonghui Investment Management Co., Ltd. (“Zhonghui”) - In January 2018, Beijing Oriental sold Zhonghui for a total consideration of $nil (RMB 1) to Beijing NCF Baize Investment Services Co., Ltd. Zhonghui’s net liabilities in the amount of $172,531 has been eliminated from the Group’s unaudited combined and consolidated financial statements since the date of disposal. The Group recognized a gain of $172,531 from the disposal. The disposition did not qualify as a discontinued operation as it does not represent a strategic shift that has had a major impact on the Group’s operations or financial results.

2018 Insignificant Acquisitions

During the nine months ended September 30, 2018 and subsequent to that, the Group completed three insignificant acquisitions for a total consideration of approximately $nil (RMB3) from related parties. These acquisitions generally enhance the breadth and depth of the Group’s online platforms and prepare the Group to provide for fintech services. The three insignificant acquisitions are:

1.	Xinzu (Beijing) Technology Co.,
2.	Shanghai NCF Puhui Business Consulting Co., Ltd
3.	Shenzhen Yifang Yurong Financial Informatiion Technology Service Co., Ltd

Pro forma results of operations for the acquisitions have not been presented because they are not material to the combined and consolidated financial statements of the Group either individually or in the aggregate.

In aggregate, $104,220 in assets was acquired and was attributable to net liabilities assumed.

F-16

Note 4 – Advances to suppliers

Advances to suppliers consists of the following:

	September 30,	December 31,
	2018	2017

Advances to sales and marketing suppliers	$7,719,059	$5,091,395
Other prepaid administrative expenses	770,525	532,425
Advances for software purchases	313,089	895,507

Total	$8,802,673	$6,519,327

Note 5 - Other receivables, net

Other receivables, net consist of the following:

	September 30,	December 31,
	2018	2017

Loans to third parties (a)	$149,343	$1,536,480
Payments made on behalf of third parties (b)	1,748,097	1,729,428
Amounts due from employees	99,861	62,310
Investments in transit (c)	-	8,450,640
Others	875,432	424,306
Less: Allowance for bad debt expense (b)	(1,341,451)	(1,341,451)

Total other receivable, net	1,531,282	10,861,713

(a)	Loans to third parties

In 2013, Tianjin Yuanrong loaned to Dalian Frontier Weirong Investment Consulting Co. Ltd. (“Weirong”) in an aggregate amount of $1,536,480 (RMB 10,000,000). Weirong was a related party of Tianjin Yuanrong up through August 2013 and beginning September 2013, Weirong ceased to be a related party as Tianjin Yuanrong lost significant influence in Weirong. The loans bear no interest and were repaid in August 2018. In May 2018, NCF Cloud Service loaned a third party a total of $149,343 (RMB 1,000,000). The loan expires in 12 months and has an annual interest rate of 7.2%.

(b)	Payments made on behalf of unrelated third parties

Before 2015, Beijing Oriental paid general and administrative expenses for several prospect companies with the intention to form a strategic partnership with them. These companies were considered related parties of Beijing Oriental until January 2015 when Mr. Zhenxin Zhang no longer had an indirect equity interest in them. The Group assesses the allowance for doubtful accounts based upon the historical collection experience, the age of the other receivable balances, and the third parties’ ability to pay. The Group recorded an allowance in the amount of $nil, and $1,341,451 as of September 30, 2018, and December 31, 2017, respectively. All balance net allowance has been collected in 2018.

(c)	Investment in transit

As of December 31, 2017, Group had paid an aggregate amount of $8,450,640 (RMB 55,000,000) for the investment in a money market fund but as the Group had not yet been registered as a holder of the fund as of December 31, 2017. As the Group recorded the investment-in-transit payments as other receivables.

In 2018, the fund has been registered, and the Group reclassed the amount into available-for-sale financial assets account. The amount was redeemed in 2018.

Note 6 - Other current assets

Pursuant to the PRC tax laws, entities that are Value Added Tax (“VAT”) general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. During the nine months ended September 30, 2018, and the year ended December 31, 2017 , the Group’s input VAT exceeded the output VAT, and the Group recorded the net input VAT balance as other current assets on the face of the unaudited condensed combined and consolidated balance sheet.

Note 7 – Investment - available for sale financial assets

Beginning in December 2016, the Group participated in its own P2P marketplace platform as a lender and funded its P2P investment account for investment in P2P loan products. The average loan terms of the loan products are 21 days or less. Due to the short-term nature of the loan terms, the fair value of the P2P loan product portfolio approximates its costs. The Group ceased investing through its own platform since December 2017.

The loan products held at December 31, 2017 were sold at cost in January 2018 for $461,292. No gain or loss was recognized. Beginning January 2018, the Group started to invest in mutual funds. As of September 30, 2018 and December 31, 2017, available-for-sale financial assets the Group held were $0 and $470,641, respectively.

F-17

Note 8– Fixed assets, net

Fixed assets consist of the following:

	September 30,	December 31,
	2018	2017

Equipment	$1,913,638	$1,900,281
Software	1,858,348	993,051
Leasehold Improvement	329,736	392,079
Less: accumulated depreciation and amortization	(2,141,049)	(1,862,595)
Total	$1,960,673	$1,422,816

Depreciation and amortization expense for the nine-month periods ended September 30, 2018, and 2017 amounted to $516,188 and $459,939, respectively.

Note 9 - Other non-current assets

In October 2017, the Group entered into an equity investment agreement. Pursuant to the terms of the agreement, the Group shall make a total cash investment amounting to $4,609,440 (RMB 30,000,000) in Beijing Kunyuan Hengtong Investment Center L.P. (“Kunyuan Hengtong”), a limited partnership incorporated on July 7, 2017, in exchange for a 20% equity interest in Kunyuan Hengtong. Due to the fact that the transaction did not complete until July 2018, such investment was classified as other non-current assets as of December 31, 2017 and was classified as equity method investment as of September 30, 2018.

The other non-current assets were $nil and $4,609,440 as of September 30, 2018, and 2017, respectively.

Note 10 – Equity method investments

Jiutai District Rural Property Rights Exchange Center Co., Ltd.

In March 2018, Beijing Oriental entered into a share exchange agreement to sell the 40% of the equity interest in Jiutai District Rural Property Rights Exchange Center Co. Ltd. (“Jiutai”) to NCF Group Ltd., a related party, for $61,448 (RMB 400,000).

Fengshou Technology Co. Ltd.

In May 2018, the Group entered into an equity investment agreement. Pursuant to the terms of the agreement, the Group shall make a total cash investment amounting to $1,536,200 (RMB 10,000,000) in Fengshou Technology Co. Ltd. (“Fengshou”) in exchange of 20% equity interest in Fengshou, a limited partnership incorporated on April 25, 2018. The Group accounted for its shares of the results of Fengshou’s operation using equity method.

Silver Triumph International Ltd.

In May 2018, NCF International Limited invested $99 in Silver Triumph International Ltd. (“Silver Triumph”) in exchange of 9.9% of Silver Triumph’s equity interest. Silver Triumph is a company incorporated in the British Virgin Islands.

Note 11 - Taxation

BVI

Under the current laws of the BVI, the Group is not subject to taxes on income or capital gains.

Additionally, upon payments of dividends to the shareholders, no BVI withholding tax will be imposed.

Hong Kong

The entities incorporated in Hong Kong are subject to the Hong Kong profits tax rate at 16.5%.

PRC

In accordance with the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. In addition, Cloud Services obtained the Hi-Tech Enterprise certificate and is entitled to a preferential income tax rate of 15% for 2017, 2018, and 2019.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company, is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its entities registered outside of the PRC should be considered as resident enterprises for the PRC tax purposes.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of the PRC, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. The British Virgin Islands, where the Company incorporated, does not have such tax treaty with the PRC. In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if the Company has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. The Group did not record any dividend withholding tax, as it does not have any retained earnings for any of the periods presented.

	For the Nine Months ended September 30,
	2018	2017

Current income tax	$13,287,543	$6,309,484

Deferred income tax	1,511,727	5,461,234

Income tax expense/(benefits)	$14,799,270	$11,770,718

F-18

Reconciliation of the differences between the applicable tax rate and the effective tax rate

The following table sets forth the reconciliation between the applicable EIT rate and the effective tax rate:

	For the Nine Months ended September 30,
	2018		2017
Income (loss) before income tax	$64,298,899		$45,718,280

Tax calculated at the applicable tax rate (25%)	16,074,725	25%	11,428,490	25%
Tax effects of:
Difference in overseas tax rates	(178,778)	0%	488,071	1%
The difference in incentives tax rates	(1,558,260)	(2)%	(815,975)	(2)%
Expenses not deductible for tax purposes	308,956	0%	309,345	1%
Unrecognized deductible tax losses	10,118	0%	(125,052)	0%
Research and development tax credit	(202,816)	0%	(86,406)	0%
Valuation allowances	345,325	1%	572,244	1%

Income tax expense/(benefits)	$14,799,270	23%	$11,770,718	26%

Deferred tax assets

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The principal components of the deferred tax assets are as follows:

	As of September 30, 2018	As of December 31, 2017
Accrued employee benefits	$-	$8,470
Allowance for bad debts expense - other receivable	327,560	345,764
Operating loss carryforwards, net	7,988,305	9,590,434
	8,315,865	9,944,668
Less: valuation allowances	(2,440,932)	(2,231,285)
	$5,874,933	$7,713,383

Deferred income tax assets are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group has recorded valuation allowances of $2,440,932 and $2,231,285 as of September 30, 2018 and December 31, 2017, respectively to reflect the estimated amount of deferred tax assets that may not be realized.

According to PRC tax regulations, the PRC net operating loss can generally be carried forward for no longer than five years starting from the year subsequent to the year in which the loss was incurred. Carryback of losses is not permitted.

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits and measures the unrecognized benefits associated with the tax positions.

Note 12 - Share-based compensation

In 2014, the Group adopted the 2014 Equity Incentive Plan (the “2014 Plan”), and in July 2015, the 2014 Plan was rolled into the 2015 Equity Incentive Plan (the “2015 Plan”). The 2015 Plan permits the grant of two types of awards: options and restricted stock units (“RSUs”).  Persons eligible to participate in the 2015 Plan include an employee, director or consultant of the Group or an affiliate, or other trust or special purpose vehicle under which any one or more of the participants are interested.

Share options and RSUs granted under these Plans vest over a four-year requisite service period, with one-fourth (25%) vesting on the first anniversary, and then one-eighth (12.5%) vesting every six (6) months from the first anniversary date.

Options

The following table summarises the Group’s share option activities:

	For the Nine Months Ended,
	September 30, 2018
	Number of Shares Options	Average Exercise Price Per Share Options in US$	Weighted-Average remaining contractual life (in years)

At the beginning of the year	36,000,000	$0.08154	6.94
Granted	-	-	-
Forfeited	(1,000,000)	$0.08154	-
Expired	-	-	-
Canceled	-	-	-
At the end of the period	35,000,000	$0.08154	6.20
Vested and exercisable at the end of the period	35,000,000	$0.08154	6.20
Vested and expected to be vested at the end of the period	35,000,000	$0.08154	6.20

F-19

As of September 30, 2018, all outstanding stock options have been fully vested, and the expiry date of all the outstanding share options is December 10, 2024. No new stock options were granted during the nine months ended September 30, 2018.

Restricted stock units

The following table summarises the Group’s RSUs activities:

	For the Nine Months Ended,
	September 30, 2018
	Number of RSUs	Weighted-Average grant- date fair value (USD)	Weighted-Average remaining contractual life (in years)

At the beginning of the period	53,726,244	$0.3565	7.56
Granted	-	-	-
Forfeited	(882,353)	$0.3565	-
Expired	-	-	-
Canceled	-	-	-
At the end of the period	52,843,891	$0.3565	6.81
Vested and exercisable at the end of the period	47,506,222	$0.3565	6.81
Vested and expected to be vested at the end of the period	49,244,231	$0.3565	6.81

As of September 30, 2018, there was $219,387 of total unrecognized compensation cost related to non-vested RSU’s arrangement granted under the 2015 Plan expected to be recognized over a weighted average period of 0.7 years. To the extent the actual forfeiture rate is different from what the Group has anticipated, share-based compensation related to these awards will be different from its expectations.

The following table summarizes the total share-based compensation expense for each period presented:

	For the nine months ended September 30,
	2018	2017
Sales and marketing expenses	$120,364	$599,704
Product development expenses	173,550	877,253
General and administrative expenses	271,370	1,559,986

Total	$565,284	$3,036,943

F-20

Note 13 - Accruals and other liabilities

Accruals and other liabilities consist of the following:

	September 30,	December 31,
	2018	2017

Accrued salaries and welfare expenses	$4,265,991	$4,247,903
Accrued general and administrative expenses	2,178,051	951,578
	$6,444,042	$5,199,481

Note 14 – Bank loan

	September 30,	December 31,
	2018	2017

Bank loan	$13,536,894	$-

As of September 30, 2018, the Group’s short-term bank loan amounted to $13,536,894 (RMB 93,000,000) at a fixed interest rate of 1.68% per annum with an expiration date of December 20, 2018, which was secured by a deposit amounted to $13,959,012 (RMB 95,900,000), which was reflected as restricted cash on the combined and consolidated balance sheet. The loan was with Xiamen International Bank.

Note 15 - Equity

Statutory reserve

PRC subsidiaries and consolidated VIEs are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with PRC laws and regulations. Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The reserved amounts as determined pursuant to PRC statutory laws totaled $721,818 and $721,818 as of September 30, 2018, and December 31, 2017, respectively.

F-21

Note 16 - Earnings per share

The Company computes earnings per share in accordance with ASC Topic 260, Earnings per Share ("ASC 260"), which requires earnings per share for each class of stock (ordinary stock and participating preferred stock) to be calculated using the two-class method.  The two-class method is an allocation of earnings between the holders of ordinary shares and a company's participating security holders.  Under the two-class method, earnings for the reporting period are allocated between ordinary shareholders and other security holders based on their respective participation rights in undistributed earnings.  The options and restricted stock units of the Company do not contain non-forfeitable rights and therefore are not considered participating securities.

Basic earnings per ordinary share is computed by dividing income or loss available to the Company’s ordinary shareholders by the weighted average number of shares of basic ordinary shares outstanding.  The Series B and C-1 convertible preferred stock which are convertible into shares of common stock of the Company, have the same dividend rights as the ordinary shares on an as-converted basis, and therefore qualify as as participating securities in accordance with ASC 260.  Net income allocated to the holders of the Company’s Series B and C-1 Preferred Stock is calculated based on the shareholders' proportionate share of weighted average shares of ordinary shares outstanding on an if-converted basis. The terms of the Preferred shares do not include a contractual obligation to participate in the losses of the Company, and therefore the participating securities are not included in the calculation of EPS in the periods in which there are losses.

For purposes of determining diluted earnings per ordinary share, basic earnings per ordinary share is further adjusted to include the effect of potential dilutive ordinary shares outstanding, including Series B and C-1 Preferred Stock using the if-converted method.  Under the two-class method of calculating diluted earnings per share, net income is reallocated to ordinary stock, the Series B and C-1 Preferred stock and all other dilutive securities based on the contractual participating rights of the security to share in the current earnings as if all of the earnings for the period had been distributed.  In the computation of diluted earnings per share, the two-class method and if-converted method for the Series B and C-1 Preferred Stock resulted in the same earnings per share amounts as the holder of the Series B and C-1 Preferred Stock had the same economic rights as the holders of the ordinary stock.

Basic and diluted net earnings per share for each of the periods presented are calculated as follows:

	Nine Months Ended September 30,
	2018	2017

Numerator:
Net income attributable to NCF Wealth Holding Limited	49,612,674	34,133,270
Less: Net income allocated to participating securities	(2,344,320)	(1,612,880)
Net income available to ordinary shareholders of
NCF Wealth Holding Limited	47,268,354	32,520,390

Denominator:
Weighted average basic ordinary shares outstanding	1,091,569,209	1,091,569,209
Weighted average additional ordinary shares outstanding if preferred shares
converted to ordinary shares (if dilutive)	54,137,425	54,137,425
Total weighted average common shares outstanding if preferred shares
converted to common shares	1,145,706,634	1,145,706,634

Earnings per ordinary share:
Basic	$0.04	$0.03
Diluted	$0.04	$0.03

F-22

Note 17 - Commitments and contingencies

(a)	Operating lease commitments – the Group as lessee

The Group was obligated under non-cancellable operating leases. The lease terms are within three years, and the majority of the lease agreements are renewable at the end of the lease period at the market rate. Rent expense were $3,156,039 and $2,960,653 for the period for the nine month ended September 30, 2018 and 2017.

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

Periods ending September 30,	Amount
2019	$2,631,693
2020	672,136
2021	-
2022 and thereafter	-
$3,303,829

(b)	Contingencies

The Group operates an online marketplace to provide online P2P, PWM services and E-APP in China to match registered investors to potentially qualified borrowers with the Group’s financial exchange services, where the laws and regulations governing the industry are developing and evolving rapidly. Various Chinese authorities are tailoring new laws and regulations that could be applicable to the Group, which may cause an unforeseeable impact on the Group’s existing practice and business model. Hence, the Group is continually monitoring and assessing such impacts as well as making adjustments to meet regulators’ requirements.

Beginning in 2018, PWM services has been slowly winding down as the Group focuses more on E-APP.

Note 18 - Related party transactions and balances

The Group is controlled by Great Reap Ventures Limited, which owns 54.0% of the Company’s Ordinary Shares. The remaining 46.0% of the shares are widely held. Great Reap Ventures Limited is 100% owned by the Founder of the Group. The ultimate controlling party of the Group is the Founder.

In addition to those disclosed elsewhere in the combined consolidated financial statements, the following transactions were carried out with related parties, which are either under common control by the Founder or for which key management positions are held by the same person:

(a)	Revenue from related parties

	Relationship with	For the nine months ended September 30,
	the Group	2018	2017
Transaction and service fee, net of sales incentives
Hainan International Tourism Industry Finance Leasing Co., Ltd.	Shares owned by mutual shareholder, the Founder of the Group	$-	$77,698
Beijing Fengcao Business Service Co., Ltd	Shares owned by mutual shareholder	137,604	-
Beijing Kai Yuan Finance Leasing Co., Ltd.	Shares owned by mutual shareholder, the Founder of the Group	3,351,973	-
Liaoning Kai Yuan Finance Leasing Co., Ltd.	Shares owned by mutual shareholder, the Founder of the Group	55,536	-
Xiamen Danxia Real Estate Marketing Planning Co., Ltd	Shares owned by mutual shareholder	89,194	-
Shanghai Fengcao Business Service Co., Ltd.	Shares owned by mutual shareholder	223,533	-
Shanghai ZhongFeng Commercial Finance Co., Ltd.	Shares owned by mutual shareholder, the Founder of the Group	152,044	-
China Finance Leasing Co., Ltd.	Key management position held by the same person	1,278,186	-
Others	Shares owned by mutual shareholder, the Founder of the Group	969	11,886
		$5,289,039	$89,584

F-23

	Relationship with	For the nine months ended September 30,
	the Group	2018	2017
Commission fee
Junling Property Consultant (Shanghai) Co., Ltd.	Shares owned by mutual shareholder, the Founder of the Group	-	324,892
Xianfeng Chuangye Ltd.	Shares owned by mutual shareholder, the Founder of the Group	-	66,467
Xianfeng Technology Asset Management (Dalian) Co., Ltd.	Shares owned by mutual shareholder, the Founder of the Group	-	822,104
Beijing Kai Yuan Finance Leasing Co., Ltd.	Shares owned by mutual shareholder, the Founder of the Group	310,696	-
Beijing Kunlun Wealth Investment Management Co., Ltd.	Shares owned by mutual shareholder, the Founder of the Group	419,069	-
Liaoning Kaiyuan Finance Leasing Co., Ltd.	Shares owned by mutual shareholder, the Founder of the Group	191,540	-
Others	Shares owned by mutual shareholder, the Founder of the Group/Key management held by the same person.	2,088	-
		$923,393	$1,213,464

	Relationship with	For the nine months ended September 30,
	the Group	2018	2017
Other revenue
Beijing Yilian Information Technology Services Co., Ltd.	Key management positions held by the same person	$-	$3,204
Beijing Huiyuan Xianfeng Capital Holdings Co., Ltd.	Shareholder owned by the Founder of the Group	-	9,380
Shenzhen Xianfeng Industry Financial Development Co., Ltd.	Shares owned by the Founder of the Group	-	19,153
		$-	$31,738

(b)	Services provided by related parties

The Group incurred commission fees to individuals, co-operating institutions and other parties who introduced lenders. The Group also incurred custody bank service charges, office rental expenses, maintenance expense on the information system, marketing expenses and other administrative expenses. For the nine months ended September 30, 2018, and 2017, such services provided by related parties were as follows:

F-24

	Relationship with	For the nine months ended September 30,
	the Group	9/30/2018	9/30/2017
Office Rental
Beijing Xiaoyunhuayuan Properties Co., Ltd.	Shares owned by the Founder of the Group	$-	$725,203
Others	Shares owned by the Founder of the Group/ key management position held by the same person	-	179
		$-	$725,381

Commission Fee
Jiangsu Shanghutong Capital Holding Co., Ltd.	Key management position held by the same person	224,389	1,099,242
Beijing Caiyitong Investment Co., Ltd	Key management position held by the same person	85,267	261,538
Beijing Huiyuan Pioneer Capital Holdings Co., Ltd.	Shares owned by the Founder of the Group	51,588	99,953
Others	Shares owned by the Founder of the Group/ key management position held by the same person	216,338	337,020
		$577,582	$1,797,755

System Operation and Maintenance Expenses
Net Credit Yunxing Technology Co., Ltd.	Key management position held by the same person Mr. Jia Sheng	$3,218,411	$2,324,260

Marketing Expenses
Related parties	Shares owned by the Founder of the Group/ key management position held by the same person	$506,048	$86,711

Outsourced Service Fee
Beijing Yilian Information Technology Service Co., Ltd.	Key management position held by the same person	$921,720	$-
Others	Shares owned by the Founder of the Group/ key management position held by the same person	208,883	14,975
		$1,130,603	$14,975

Others including vehicle usage fee and intermediary service fee	Shares owned by the Founder of the Group/ key management position held by the same person	$14,351	$124,444

F-25

(c)	Period-end balances arising from related parties

	Relationship with the Group	September 30, 2018	December 31, 2017

Accounts receivable-related party
Current
Beijing Kai Yuan Finance Leasing Co., Ltd.	Shares owned by the Founder of the Group	$13,974	$-
Beijing Kunlun Wealth Investment Management Co., Ltd.	Shares owned by the Founder of the Group	207,420	-
Others	Shares owned by the Founder of the Group	-	24,737
		$221,394	$24,737

Advances to suppliers -related parties
Current
Huangshi Kaichuang Network Technology Co. Ltd	Key management held by the same person	$-	$205,240
Net Credit Yunxing Technology Co., Ltd.	Key management position held by the same person	1,016,503	-
Others	Shares owned by the Founder of the Group	1,456	1,523
		$1,017,959	$206,763

Other receivables-related parties
Current
Xianfeng Payment Co., Ltd. (i)	Shares owned by the Founder of the Group	$68,809	$2,077,069
Beijing Net Credit Wealth Investment Management Co., Ltd.	Key management position held by the same person	999,053	994,650
Net Credit Yunxing Technology Co., Ltd	Key management position held by the same person	1,069,377	46,111
Net Credit Group Co., Ltd.	Key management position held by the same person	-	984,822
Others	Shares owned by the Founder of the Group/ key management position held by the same person	198,257	435,769
		$2,335,496	$4,538,421

Loan receivable – related party
Current
Net Credit Group Co., Ltd.	(ii)	$89,715,639	$2,093,869
Gain Thrive Limited	(iii)	44,270,043	22,471,164
UCF Holdings Group Limited	(iv)	2,572,295	16,810,642
Beijing Yilian Information Technology Services Co., Ltd.	Key management position held by the same person	2,332,253	2,398,203
Asia FinTech Company Limited	Shares owned by the Founder of the Group	143,254	-
		$139,033,485	$43,773,878

Amounts due to related party (v)
Current
Net Credit Group Co., Ltd.	(vi)	$1,765	$80,066
Beijing Yuewang Jinfu Information Technology Co., Ltd.	Shares owned by the Founder of the Group	436,674	-
Other	Shares owned by the Founder of the Group	12,060	12,008
		$450,499	$92,074

Accrued marketing and channel fee - Related Party
Current
Phoenix Asset Management Co., Ltd.	Shares owned by the Founder of the Group	-	345,771
Huangshi Kaichuang Network Technology Co., Ltd.	Key management position held by the same person	$203,781	$-
Beijing Yilian Information Technology Services Co., Ltd.	Key management position held by the same person	64,617	68,209
Shandong Yuzonghui Asset Management Co., Ltd.	Key management position held by the same person	97,795	103,230
Others	Shares owned by the Founder of the Group	76,594	254,037
		$442,787	$771,247

Accruals and other liabilities-related parties
Current
Xianfeng Payment Co., Ltd. (payment processing service charges)	Shares owned by the Founder of the Group	$4,353,456	$4,595,417
Dalian Xianfeng United Investment Consulting Co., Ltd.	Shares owned by the Founder of the Group	-	1,536,480
Haikou United Rural Commercial Bank Co., Ltd.(bank custodian fee)	Key management position held by the same person Nan Xiao	20,253,140	8,510,949
Others	Shares owned by the Founder of the Group	-	-
		$24,606,596	$14,642,846
Note payable – related parties
Non-current

Great Reap Venture Ltd.	Parent of the Group	$4,077,000	$4,077,000

F-26

i.	Xianfeng Payment Co., Ltd (“Xianfeng Payment”) was primarily owned by the Group’s founder and major shareholder, Mr. Zhang Zhenxin. Xianfeng Payment acted as the certified payment platform which facilitated the deposit from investors and payment to the borrowers via the custody accounts. The amount due from Xianfeng Payment was related to the Group’s deposit that was not yet withdrawn, and the amount due to Xianfeng Payment was related to the service fee that Company collected the fee from the borrowers.

ii.	The Group’s CEO, Mr. Sheng Jia, hold the key management positions at Net Credit Group Co., Ltd. (“Net Credit Group”). The receivable primarily represents three new note receivables during the nine months ended September 30, 2018 and the two borrowings during the year ended December 31, 2017 by this related party which were due on January 2, 2019, July 6, 2019, May 28, 2019, December 31, 2018 and December 31, 2018, respectively. The new borrowings in 2018’s interest rate is 0.02% daily and one borrowing from 2017 was interest-free and the other one was 0.02% daily. As of September 30, 2018, $88,083,496 of principal and $1,632,143 of interest were receivable, which were fully settled in November 2018.

As of September 30, 2018, and December 31, 2017, the Group has both due from and due to Net Credit Group (see vi below) for transactions with various subsidiaries in the Group, and these amounts will not be offset with each other.

iii.	Gain Thrive Limited (“Gain Thrive”) was primarily owned by the Group’s founder and major shareholder, Mr. Zhang Zhenxin. The receivable represents the new borrowing in March 2018 and three existing borrowings in 2017. The new borrowing is approximate $30 million, bearing an interest rate of 6% per annum with a maturity date of October 31, 2018. As of September 30, 2018, $42,831,210 of principal and $1,438,833 of interest were receivable, which were fully settled in November 2018.

As of September 30, 2018, and December 31, 2017, the Group has both due from and due to Net Credit Group (see vi below) for transactions with various subsidiaries in the Group, and these amounts will not be offset with each other.

iv.	UCF Holdings Group Limited (“UCF Holdings”) was primarily owned by the Group’s founder and major shareholder, Mr. Zhang Zhenxin. The receivable represents a total interest receivable of $2,572,295 from these two borrowings from 2017, which was fully settled subsequently in March 2018.

v.	The amounts due to related parties resulted from the expenses that the related parties paid on behalf of the Group with no service provided or business operation involved.

vi.	The Group’s founder and major shareholder, Mr. Zhang Zhenxin and the Group’s CEO, Mr. Seng Jia, hold the key management positions at Net Credit Group. The payable represents advances to the Group for working capital purpose and due on demand without interest. The amount of $1,765 was subsequently settled in 2018.

As of September 30, 2018, and December 31, 2017, the Group has both due from and due to Net Credit Group (see vi above) for transactions with various subsidiaries in the Group, and these amounts will not be offset with each other.

Guarantor - related parties

As of September 30, 2018, and December 31, 2017, there were 30% and 54% of the loans facilitated by the Group that were guaranteed by the related parties, where the Founder is also a shareholder of those entities.. These related parties provide a guarantee for loans facilitated through the Group’s marketplace for the assurance that investors’ principal and interest would be repaid in the event that their loans default.

F-27

Cash deposited with the related party

As of September 30, 2018, and December 31, 2017, the cash deposited with the related party, Haikou United Rural Commercial Bank Co., Ltd., was $573,803 and $824,917, respectively.

Loans facilitated by asset cooperative institutions-related parties

For the nine months ended September 30, 2018 and 2017, there were $1,319,121,855 (17%) and $1,803,389,422 (17%), respectively, of loan facilitated by asset cooperative institutions.

Loans facilitated by funding cooperative institutions-related parties

There were no loans facilitated by funding cooperative institutions-related parties for the period ended September 30, 2018 and 2017.

Interest income from related parties

	Relationship with	For the nine months ended September 30,
	the Group	2018	2017
Custody Bank Service Charges
Haikou United Rural Commercial Bank Co., Ltd. *Interest income received from the customers’ deposits at Haikou United Rural Commercial Bank Co., Ltd.	Key management position held by the same person Nan Xiao	$1,668,766	$1,715,770
Gain Thrive Limited (iii)		1,504,119	882,903
UCF Holdings Group Limited (iv)		168,256	621,688
Asia FinTech Company Limited		2,473	-
Net Credit Group Co., Ltd. (vi)		2,736,263	-
Beijing Yilian Information Technology Services Co., Ltd.	Key management position held by same person	132,523	-
Total		$6,212,400	$3,220,361

Interest expense from related party

There is no interest expense incurred from related party during the nine months ended September 30, 2018 and 2017.

Note 19 - Subsequent events

Merger Agreement entered with Hunter Maritime Acquisition Corp.

On October 5, 2018, the Group entered into a definitive agreement to complete a business combination (the “Transaction”) with Hunter Maritime Acquisition Corp. (Nasdaq: HUNT) (“Hunter”), a special purpose acquisition company. Hunter has established a wholly-owned subsidiary that will acquire the Group by way of merger in an all-stock transaction which values the Group at an equity value of $2,000,000,000. Hunter has agreed to issue 200,000,000 Class A common shares of Hunter’s to the shareholders of the Group at the closing of the merger. The shareholders of the Group shall also be entitled to receive up to 50,000,000 additional Class A common shares if Hunter meets certain financial performance targets for the 2019 and 2020 fiscal years.

Related Party Loans Receivable

Net Credit Group Co., Ltd.

Through November 14, 2018, Net Credit Group Co., Ltd. has repaid all outstanding principal in the amount of approximately $108 million (RMB 755,452,724) and interest in the amount of approximately $3 million (RMB 22,925,319) in cash.

Gain Thrive Limited

As of December 31, 2018, the total outstanding principles and interest receivable from Gain Thrive Limited were paid in full.

F-28

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of NCF Wealth Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying combined and consolidated balance sheets of NCF Wealth Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related combined and consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively referred to as the combined and consolidated financial statements). In our opinion, the combined and consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These combined and consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined and consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined and consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the combined and consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined and consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined and consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

The Company had material related party transactions and balances as of December 31, 2017 and 2016 and for each of the years in the three-year period ended December 31, 2017. Those related parties are either under common control of the Company’s Founder or under significant influence of the Company’s key management members. The material related party balances and transactions were disclosed in the combined and consolidated financial statements as of December 31, 2017 and 2016 and for each of the years in the three-year period ended December 31, 2017, respectively. The detail of the related party transactions are disclosed in Note 19 to the combined and consolidated financial statements. Our opinion is not modified with respect to that matter.

/s/ UHY LLP

We have served as the Company’s auditor since 2018.

New York, New York

February 12, 2019

F-29

NCF WEALTH HOLDINGS LIMITED

COMBINED AND CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. dollars, except for the number of shares)

	As of December 31,
	2017	2016
Assets
Current assets:
Cash and cash equivalents	$35,067,737	$10,088,922
Restricted cash	-	13,808,028
Accounts receivable	3,693,095	3,123,626
Accounts receivable – related parties	24,737	511,640
Advances to suppliers	6,519,327	3,277,145
Other receivables, net	10,861,713	2,187,682
Advances to suppliers and other receivable - related parties	4,745,184	18,552,309
Available-for-sale financial assets	470,641	431,927
Loan receivable – related parties	43,773,878	-
Other current assets	4,808,738	592,910
	109,965,050	52,574,189

Non-current assets:
Deferred tax assets	7,713,383	18,089,404
Fixed assets, net	1,422,816	1,631,067
Equity method investments	806,055	57,588
Long-term other receivable	325,128	1,980,112
Long-term loan receivable - related parties	-	39,361,393
Other non-current assets	4,609,440	-

Total assets	$124,841,872	$113,693,753

Liabilities and shareholders’ equity
Current liabilities:
Bank loan	$-	$13,393,766
Accrued marketing and channel fees	6,565,830	3,990,093
Accrued marketing and channel fees– related parties	771,247	4,513,041
Accruals and other liabilities	5,199,481	4,933,058
Accruals and other liabilities – related parties	14,642,846	11,504,541
Taxes payable	2,214,941	754,637
Loans payable – related parties	-	1,462,985
Amount due to related parties	92,074	15,461,209
	29,486,419	56,013,330
Non-current liabilities:
Long term debt – Great Reap	4,077,000	4,077,000
Total liabilities	33,563,419	60,090,330

Commitments and contingencies (Note 18)

F-30

NCF WEALTH HOLDINGS LIMITED

COMBINED AND CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. dollar, except for the number of shares)

	As of December 31,
	2017	2016

Shareholders’ equity:
Series B Preferred shares ($0.00001 par value, 1,000,000,000 shares authorized; 29,426,129 shares issued and outstanding as of December 31, 2017 and 2016)	294	294
Series C-1 Preferred shares ($0.00001 par value, 1,000,000,000 shares authorized; 24,711,296 shares issued and outstanding as of December 31, 2017 and 2016)	247	247
Ordinary Shares * ($0.00001 par value, authorized 3,000,000,000 shares; shares issued, 2017: 1,091,569,209 shares; 2016: 1,091,569,209 shares; shares outstanding, 2017: 981,569,209 shares ; 2016: 981,569,209 shares)	10,916	10,916
Shares in Employee Benefit Trust ($0.00001 par value, 110,000,000 shares held as of December 31, 2017 and 2016)	(4,077,600)	(4,077,600)
Additional paid-in capital	145,580,710	143,781,138
Statutory reserve	721,818	23,330
Accumulated deficit	(53,604,674)	(88,893,817)
Accumulated other comprehensive income	2,487,570	2,456,535
Total NCF Wealth Holdings Limited Shareholders’ Equity	91,119,281	53,301,043
Non-controlling interest	159,172	302,380

Total shareholders’ equity	91,278,453	53,603,423

Total liabilities and shareholders’ equity	$124,841,872	$113,693,753

* Ordinary Shares were retrospectively reflected the 1:100,000 share split effected on July 2, 2015

The accompanying notes are an integral part of these combined and consolidated financial statements.

F-31

NCF WEALTH HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended December 31,
	2017	2016	2015

Net revenue
Transaction and service fee	$208,166,308	$99,056,931	$16,370,014
Transaction and service fee - related parties	87,660	1,176,104	2,025,358
Commission fee	6,446,753	10,080,180	5,138,077
Commission fee - related parties	1,516,621	1,197,575	1,448,713
Other revenue	5,541,601	2,755,364	34,014
Other revenue – related parties	149,701	33,935	-
Total net revenue	221,908,644	114,300,089	25,016,176

Operating cost and expenses
Sales and marketing expenses	150,411,453	103,619,248	77,161,660
Product development expenses	15,323,516	13,656,817	10,598,054
Loan facilitation and servicing expenses	3,334,719	2,973,370	2,460,662
General and administrative expenses	11,981,156	9,274,374	14,754,100
Total operating cost and expenses	181,050,844	129,523,809	104,974,476

Operating profit (loss)	40,857,800	(15,223,720)	(79,958,300)

Other income (expenses)
Interest income – related parties	4,773,013	1,802,979	760,226
Interest expense – related parties	-	(282,276)	-
Interest income (expense)	(157,640)	126,616	(180,801)
Foreign currency transaction gain (loss)	2,246,572	(2,324,618)	293,981
Loss in equity method investment	(22,777)	(110,494)	-
Gain on sale of equity method investee	-	110,494	-
Gain on sale of equity interest in a subsidiary	-	-	737,217
Income from available-for-sale financial assets investment	494,252	-	-
Other miscellaneous income (expense)	1,473	(159,090)	(38,063)
Total other income (expenses)	7,334,893	(836,389)	1,572,560

Profit (loss) before income tax	48,192,693	(16,060,109)	(78,385,740)

Income tax (expense) benefit	(12,348,395)	2,806,686	14,496,066

Net income (loss)	35,844,298	(13,253,423)	(63,889,674)

Net loss attributable to non-controlling interest	(143,333)	(96,262)	(1,095,331)

Net income (loss) attributable to NCF Wealth Holdings Limited	$35,987,631	$(13,157,161)	$(62,794,343)

Less: Net income allocated to participating securities	1,700,503	-	-

Net income (loss) attributable to ordinary shareholders of NCF Wealth Holdings Limited	$34,287,128	$(13,157,161)	$(62,794,343)

Earnings (loss) per ordinary share
Basic earnings (loss) per ordinary share attributable to NCF Wealth Holdings	$0.03	$(0.01)	$(0.06)
Weighted-average number of ordinary shares used in computing basic net income (loss) per share	1,091,569,209	1,088,230,612	1,032,409,298
Diluted earnings (loss) per ordinary share attributable to NCF Wealth Holdings	$0.03	$(0.01)	$(0.06)
Weighted-average number of ordinary shares used in computing diluted net income (loss) per share	1,145,706,634	1,088,230,612	1,032,409,298

The accompanying notes are an integral part of these combined and consolidated financial statements.

F-32

NCF WEALTH HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Expressed in U.S. dollar)

	For the Years Ended December 31,
	2017	2016	2015

Net income (loss)	$35,844,298	$(13,253,423)	$(63,889,674)

Other comprehensive income
Foreign currency translation adjustment	31,160	1,838,672	604,377

Total comprehensive income (loss)	35,875,458	(11,414,751)	(63,285,297)
Less: Comprehensive loss attributable to non-controlling interest	(143,208)	(82,907)	(1,084,969)

Comprehensive income (loss) attributable to NCF Wealth Holdings Limited	$36,018,666	$(11,331,844)	$(62,200,328)

The accompanying notes are an integral part of these combined and consolidated financial statements.

F-33

NCF WEALTH HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in U.S. dollar, except for the number of shares)

												Accumulated
					Additional							Other	Non-
	Preferred Shares		Ordinary Shares*		Paid-in	Shares in EBT*		Treasury Stock*		Statutory	Accumulated	Comprehensive	controlling
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Shares	Amount	Reserve	Deficit	Gain/Loss	Interest	Total
January 1, 2015	-	$-	1,000,000,000	$10,000	$28,645,984	-	$-	-	$-	$23,330	$(12,942,313)	$37,203	$1,470,256	$17,244,460
Issuance of Series B preferred shares, net of issuance costs	29,426,129	294	-	-	19,944,544	-	-	-	-	-	-	-	-	19,944,838
Shares repurchased	-	-	-	-	-	-	-	(116,000,000)	(1,160)	-	-	-	-	(1,160)
Treasury shares reissued	-	-	-		9,337,960	-	-	116,000,000	1,160	-	-	-	-	9,339,120
Proceeds from shares issued	-	-	9,808,711	98	6,999,902	-	-	-	-	-	-	-	-	7,000,000
Transfer of 50,000,000 shares to Employee Benefit Trust	-	-	-	-	-	(50,000,000)	(4,077,000)	-	-	-	-	-	-	(4,077,000)
Issuance of 60,000,000 shares to Employee Benefit Trust	-	-	60,000,000	600	-	(60,000,000)	(600)	-	-	-	-	-	-	-
Net loss	-	-	-		-	-	-	-	-	-	(62,794,343)	-	(1,095,331)	(63,889,674)
Share-basedf compensation – nonemployees	-	-	-	-	1,433,306	-	-	-	-	-	-	-	-	1,433,306
Share-based compensation - employees	-	-	-	-	12,319,683	-	-	-	-	-	-	-	-	12,319,683
Currency translation differences	-	-	-	-	-	-	-	-	-	-	-	594,015	10,362	604,377
December 31, 2015	29,426,129	294	1,069,808,711	10,698	78,681,379	(110,000,000)	(4,077,600)	-	-	23,330	(75,736,656)	631,218	385,287	(82,050)
Issuance of Series C-1 preferred shares	24,711,296	247	-	-	41,949,548	-	-	-	-	-	-	-	-	41,949,795
Yinghua Wealth additional capital contribution	-	-	-	-	7,328,247	-	-	-	-	-	-	-	-	7,328,247
Proceeds from shares issued	-	-	21,760,498	218	13,199,700	-	-	-	-	-	-	-	-	13,199,918
Net loss	-	-	-	-	-	-	-	-	-	-	(13,157,161)	-	(96,262)	(13,253,423)
Share-based compensation - employees	-	-	-	-	2,622,264	-	-	-	-	-	-	-	-	2,622,264
Currency translation differences	-	-	-	-	-	-	-	-	-	-	-	1,825,317	13,355	1,838,672
December 31, 2016	54,137,425	541	1,091,569,209	10,916	143,781,138	(110,000,000)	(4,077,600)	-	-	23,330	(88,893,817)	2,,456,535	302,380	53,603,423
Statutory reserve	-	-	-	-	-	-	-	-	-	698,488	(698,488)	-	-	-
Acquisition of Tianjin Yuanrong	-	-	-	-	(1,632,280)	-	-	-	-	-	-	-	-	(1,632,280)
Net income	-	-	-	-	-	-	-	-	-	-	35,987,631	-	(143,333)	35,844,298
Share-based compensation - employees	-	-	-	-	3,431,852	-	-	-	-	-	-	-	-	3,431,852
Currency translation differences	-	-	-	-	-	-	-	-	-	-	-	31,035	125	31,160
December 31, 2017	54,137,425	$541	1,091,569,209	$10,916	$145,580,710	(110,000,000)	$(4,077,600)	-	$-	$721,818	$(53,604,674)	2,487,570	$159,172	$91,278,453

* Retrospectively reflected the 1:100,000 share split effected on July 2, 2015

The accompanying notes are an integral part of these combined and consolidated financial statements

F-34

NCF WEALTH HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollar)

	For the Years Ended December 31,
	2017	2016	2015
Cash flows from operating activities:
Net income (loss)	$35,844,298	$(13,253,423)	$(63,889,674)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	612,563	908,412	457,432
Net losses on disposals of equipment	19,331	55,068	9,758
Share-based compensation	3,431,852	2,622,264	13,742,457
Loss in equity method investment	22,777	110,494	-
Gain on sale of equity method investment	-	(110,494)	-
Gain on sale of equity interest in subsidiary	-	-	(737,217)
Bad debt expense	1,303,739	-
Changes in operating assets and liabilities:		-
Accounts receivable	(346,331)	(2,390,668)	475,105
Accounts receivable – related parties	502,178	(285,077)	463,741
Advances to suppliers	(2,944,507)	4,295	(2,116,784)
Other receivables	(8,068,090)	565,063	1,016,895
Other current assets	(4,022,850)	977,134	(1,685,515)
Advances to suppliers and other receivables – related parties	14,425,869	(8,805,414)	27,587,241
Loan receivable – related parties	(2,200,938)	(1,802,979)	(760,225)
Long-term other receivable	242,371	(34,464)	(2,168,267)
Other non-current assets	(4,440,420)	-	(1,122,240)
Accrued marketing and channel fees	2,223,173	(3,123,315)	7,585,283
Accrued marketing and channel fees – related parties	(3,896,810)	(933,699)	4,640,921
Accruals and other liabilities	(1,587,610)	1,896,880	6,137,693
Accruals and other liabilities – related parties	2,278,308	(625,012)	6,831,657
Taxes payable	1,357,894	458,289	(976,879)
Amounts due to related parties	(2,133,647)	(4,514,235)	(9,081,900)
Other long-term liabilities	-	(12,689)	(65,479)
Deferred tax assets	11,166,845	(2,810,102)	(14,498,076)
Net cash provided by (used in) operating activities	43,789,995	(31,103,672)	(28,154,073)

Cash flows from investing activities
Investment in available-for-sale financial assets	(39,103,321)	(451,656)	-
Redemption of available-for-sale financial assets	39,093,995	-	-
Investment in Zisheng	-	(1,204,376)	-
Investment in Jiutai	-	(60,219)	-
Loans to related parties	(23,267,801)	(22,352,546)	(3,962,038)
Collection of related party loans	7,257,770	-	-
Loans to third party	-	-	(801,600)
Collection of third party loans	-	752,735	-
Purchases of fixed assets	(313,449)	(523,124)	(1,505,886)
Proceeds from disposal of fixed assets	-	-	1,440
Investment in Linggui	(740,070)	-	-
Net cash (used in) investing activities	(17,072,876)	(23,839,186)	(6,268,084)

Cash flows from financing activities
Cash contribution to Yinghua Wealth	-	7,479,175	-
Proceeds from issuance of preference shares, net of issuance cost	-	37,295,187	19,944,838
Proceeds from issuance of ordinary shares	-	13,199,918	16,339,720
Proceeds from bank borrowings	-	14,005,538	-
Proceeds from borrowings of related parties	-	1,505,470	6,412,800
Repayment of borrowings of related parties	(1,504,069)	(6,021,880)	-
Repayments of bank borrowings	(13,769,890)	-	-
Net cash (used in) provided by financing activities	(15,273,959)	67,463,408	42,697,358

Net increase in cash, cash equivalents, and restricted cash	11,443,160	12,520,550	8,275,201
Cash and cash equivalents at the beginning of the year	23,896,950	10,338,379	2,048,012
Exchange (gains) losses on cash and cash equivalents	(272,373)	1,038,021	15,166
Cash, cash equivalents and restricted cash, end of year	$35,067,737	$23,896,950	$10,338,379

Supplemental Disclosure of Cash Flow Information
Cash paid for:
Interest	$216,733	$305,004	$180,627
Income taxes	$5,706	$1,614	$2,894

Noncash Investing and Financing Activities:
Loan agreement executed upon transfer of shares from Great Reap to employee benefit trust	$-	$-	$4,077,000
Issuance of 60,000,000 shares to employee benefit trust	$-	$-	$600
Preferred stock issued for a decrease in other liabilities	$-	$4,654,609	$-
Investment in Zisheng for a decrease in other non-current assets	$-	$1,053,829	$-
Disposal of Zisheng in settlement of amount due to related party	$-	$2,258,205	$-
Settlement of debt between related parties	$13,581,076	$-	$-
Acquisition of Tianjin Yuanrong	$1,480,140	$-	$-

Reconciliation to amounts on combined and consolidated balance sheets:
Cash and cash equivalents	$35,067,737	$10,088,922	$10,338,379
Restricted cash	-	13,808,028	-
Total cash, cash equivalents, and restricted cash	$35,067,737	$23,896,950	$10,338,379

The accompanying notes are an integral part of these combined and consolidated financial statements.

F-35

NCF WEALTH HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Organization and principal activities

NCF Wealth Holdings, Ltd. (“the Company”, “Parent” or “NCF”) was established in the British Virgin Islands on December 13, 2011 with the former name of Frontier Financial Rental Co., Ltd., and was renamed to Frontier Financial Rental Co., Ltd. and NCF Wealth Holdings Limited in August 2014 and November 2015, respectively. The Company has wholly-owned subsidiaries that are incorporated in the British Virgin Islands (“BVI”), and also has various subsidiaries that are incorporated in Hong Kong and People Republic of China (“PRC”).

Since 2013, the Company operates an online marketplace with a brand name of ‘Wangxin Puhui’ through its subsidiaries and variable interest entity and its subsidiaries, (“consolidated VIEs”), (collectively, the “Group”). This is an online Peer-to-peer, (“P2P”) platform matching borrowers with investors and facilitating transactions. Wangxin Puhui offers qualified borrowers a quick and convenient access to affordable credit at competitive prices. To provide a transparent marketplace, the interest rates, transaction fees, and other charges are all clearly disclosed to borrowers upfront.

Since 2016, NCF Wealth Group also operates an internet platform with a brand of ‘Wangxin’ which is positioned as an open platform for financial technology, providing information publishing, information display, information exchange, and online user diversion services for a variety of organizations including insurance sales, securities, fund sales. At the same time, Wangxin provides technology platforms and operational solutions for various cooperative organizations, and to helps cooperative organizations to improve the efficiency of customer management. The Group also provides Premier Wealth Management (“PWM”) services to investors and borrowers to facilitate the matching of investors with various Wealth Management Products.

In March 2017, NCF Wealth Group launched a new program to promote exchange administered product program (“E-APP”) to investors and borrowers. The E-APP includes (I) product registration services and (II) promotion services on best efforts basis and (III) Data Processing Technical Services.

The Company is controlled by Great Reap Ventures Limited, which owns 54% of the Company’s ordinary shares as of December 31, 2017. The remaining 46% of the shares are widely held. The ultimate controlling party of the Group is the Founder (defined below).

Reorganization

Acquisition of Yinghua Wealth Investment Management Holdings Co., Ltd. (“Yinghua Wealth”)

In May 2018, the Group acquired 91.91% equity interest in Yinghua Wealth for a total consideration of $5,136,107 (RMB 34,000,000). Yinghua Wealth acts as an agent to introduce potential investors to other parties to purchase contractual funds or private equity funds, Yinghua Wealth is controlled by Mr. Zhang Zhenxin, who is also the founder (“Founder”) of the Company. Under Accounting Standard Codification (“ASC”) 805-50-05-5 and ASC 805-50-30-5, the transaction was accounted for as a reorganization of entities under common control, in a manner similar to a pooling of interest, using historical costs. As a result of the reorganization, the 91.91% net assets of Yinghua Wealth were transferred to the Group, and the accompanying combined and consolidated financial statements have been prepared as if the current corporate structure had been in place for all periods presented in which the common control existed.

Yinghua Wealth’s assets and liabilities have been combined with the Group at their carrying values as though the transaction occurred at the beginning of periods presented. The consideration of $5,136,107 was paid on June 5, 2018, and the Group offset it against equity in accordance with ASC 805-50-25-2.B. All significant intercompany accounts and transactions between the Group and the acquired Yinghua Wealth have been eliminated for all periods presented.

Acquisition of Tianjin Yuanrong Asset Management Co., Ltd (“Tianjin Yuanrong”)

In December 2016, the Group acquired a 100% equity interest in Tianjin Yuanrong for a total consideration of $1,632,280 (RMB 10,000,000) from the Founder. Tianjin Yuanrong primarily engages in asset management, investment advisory, and financial consulting services. Tianjin Yuanrong is also controlled by the Founder. The consideration was recorded with an offsetting adjustment to equity in the combined and consolidated statements of equity in accordance with ASC 805-50-25-2B. The consideration has been paid in early 2018.

F-36

As both the Group and Tianjin Yuanrong are under the common control of the Founder before and after the acquisition, this transaction was accounted for as a reorganization of entities under common control in a manner similar to a pooling of interest using historical cost in accordance with ASC 805-50-25-2.B. As a result of the reorganization, Tianjin Yuanrong’s assets and liabilities have been presented as “combined” with the Group at their carrying values as though the transaction occurred at the beginning of periods presented. All significant intercompany accounts and transactions between the Group and the acquired Tianjin Yuanrong have been eliminated for all periods presented.

On August 31, 2018, Tianjin Yuanrong was sold to an unrelated third party for a total consideration of $1,574,719 (RMB 10,000,000), resulting in a loss from disposition of $72,995. This disposition did not qualify as discontinued operations as it does not represent a strategic shift that has had a major impact on the Group’s operations or financial results.

As of December 31, 2017, the Group’s subsidiaries and consolidated VIEs are incorporated in the following jurisdictions:

Name	Incorporation date	Place of incorporation/ establishment	Percentage of ownership	Principal activities
State Ace Ltd (SAL)	October 22, 2015	BVI	100%	Investment holding
Zhan Yang Ltd. (ZYL)	October 22, 2015	BVI	100%	Investment holding
Tall Lead Ltd. (TLL)	October 22, 2015	BVI	100%	Investment holding
UCF Huarong Investment Co. Ltd (UCF)	December 23, 2011	Hong Kong	100%	Investment holding
NCF Development Co. Ltd (NCFD)	November 16, 2015	Hong Kong	100%	Investment holding
NCF International Ltd. (NCFI)	November 16, 2015	Hong Kong	100%	Investment holding
Beijing Yinghua Wealth Investment Management Holdings Co.,Ltd (“Yinghua Wealth”)	April 11, 2011	PRC	91.91%	Investment consulting
Tianjin Yuanrong Asset Management Co., Ltd (“Tianjin Yuanrong”)	June 19, 2013	PRC	100%	Asset management, investment advisory, and financial consulting
Beijing NCF Financial Services Information Technology Co.,Ltd. (“NCF Financial”)	April 15, 2014	PRC	100%	Financing / Investment advisory services provider
Shenzhen Yingxin Fund Sales Limited Liability Co.,Ltd (“Yingxin Fund Sales”)	December 29, 2015	PRC	100%	Fund sales agency
Beijing NCF Cloud Services Information Technology Co.,Ltd (“Cloud Services”)	January 5, 2016	PRC	100%	Technology development and services
Shanghai Cenmu Business Information Consulting Co.,Ltd	January 17, 2017	PRC	100%	Business consulting
Beijing Oriental Union Investment Management Co.,Ltd (“Beijing Oriental”)	June 21, 2011	PRC	Consolidated VIE	Services for online marketplace connecting borrowers and investors
NCF Zhonghui Investment Management Co.,Ltd (“Zhonghui”)	October 14, 2016	PRC	Consolidated VIE as a subsidiary of Beijing Oriental	Technology development and services
Beijing Jing Xun Shi Dai Technology Co., Ltd. (“Jing Xun Shi Dai”)	June 27, 2014	PRC	Consolidated VIE as a subsidiary of Beijing Oriental	Services for online marketplace

F-37

Note 2 - Summary of significant accounting policies

(a)	Basis of presentation

The combined and consolidated financial statements of the Group are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

(b)	Principal of consolidation

The combined and consolidated financial statements include the financial statements of the Group, its wholly-owned subsidiaries, and consolidated VIEs. All significant intercompany transactions and balances have been eliminated upon consolidation.

The Group has an employee benefit trust to facilitate share transactions pursuant to certain equity incentive plans. The trust is a separate legal entity under the Group’s control, for which the Group is the primary beneficiary using variable interest entities model criteria under Accounting Standards Codification (“ASC”) 810, Consolidations. Consequently, we have consolidated and classified the trust shares within our combined and consolidated balance sheets. (Note 16).

Variable Interest Entities (“VIE”) arrangements

To comply with the PRC legal restrictions on foreign ownership of companies that operate an internet-based business, in September 2014, NCF Financial and Beijing Oriental signed the VIE agreements. Beijing Oriental is the principal operating entity of the P2P business of the Group. The VIE agreements enable the NCF Financial to (1) have the power to direct the activities that most significantly affect the economic performance of Beijing Oriental , and (2) receive the economic benefits and loss of Beijing Oriental that could be significant to Beijing Oriental . Accordingly, the NCF Financial is considered the primary beneficiary of Beijing Oriental and has consolidated Beijing Oriental’s assets, liabilities, results of operations, and cash flows in the accompanying combined and consolidated financial statements.

Below are contracts that give the NCF Financial effective control of the VIE and enable the Group to receive substantially all of the economic benefits and losses:

Power of Attorney

The shareholders of the VIE have executed an irrevocable power of attorney in favor of NCF Financial, or any entity or individual designated by NCF Financial. Pursuant to the power of attorney, NCF Financial (or its designees) have full power and authority to exercise all of such shareholder’s rights, including the right to attend and vote at equity holders’ meetings and appoint directors. The power of attorney will remain in force for so long as shareholders remain as shareholders of Beijing Oriental.

Exclusive Option Agreement

The VIE and its shareholders have entered into an exclusive share option agreement with NCF Financial, pursuant to which all the shareholders of the VIE have granted an exclusive option to NCF Financial (or its designees) to purchase all or part of such shareholders’ equity interest, at a purchase price equal to the higher of the registered capital of the VIE or the minimum price permitted by applicable PRC laws at the time of such purchase. Unless unilaterally terminated NCF Financial, the exclusive option agreements remain in effect until the equity interest that are the subject of such agreements are transferred to NCF Financial.

Equity Interest Pledge Agreement

The shareholders of the VIE have entered into an equity interest pledge agreement with NCF Financial, pursuant to which all shareholders have pledged their interest in the VIE to secure the performance of obligations by the VIE and their shareholders under the business cooperation agreement, and exclusive option agreements. Unless mutually terminated, these equity interest pledge agreements remain in force for the duration of the terms of the aforementioned agreements.

F-38

Business Cooperation Agreement

 The VIE and its shareholders have entered into a business cooperation agreement with NCF Financial, pursuant to which NCF Financial has the exclusive right to provide to the VIE technical and consulting services including but not limited to, server maintenance and related internet platform management service, development, and upgrade of application software for servers and users, training of technical and business personnel, and other services agreed upon by the parties. Without NCF Financial’s prior written consent, the VIE shall not engage any third party for any of the technical and consulting services provided under this agreement.

In addition, NCF Financial exclusively owns all intellectual property rights resulting from the performance of all services under this agreement. The Business Cooperation Agreement entitles NCF Financial to charge the VIE service fees that amount to substantially all of the net income of the VIE. The term of this agreement is ten years from September 28, 2014, and will be extended upon the written notice made by the NCF Financial for a period determined by it. NCF Financial can terminate the agreement at any time by providing 30 days’ prior written notice to the VIE. The VIE is not permitted to terminate the agreement prior to the expiration date.

 Risks in relation to the VIE structure

The Company believes that the contractual arrangements with the VIE and its shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	Revoke the business and operating licenses of the Company’s PRC subsidiaries and the consolidated VIEs;

●	Discontinue or restrict the operations of any related-party transactions among the Company’s PRC subsidiaries and the consolidated VIEs;

●	Impose fines or other requirements on the Company’s PRC subsidiaries and the consolidated VIEs;

●	Require the Company or the Company’s PRC subsidiaries and the VIE to revise the relevant ownership structure or restructure operations;

●	Restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance the Company’s business and operations in China;

●	Shut down the Company’s servers or blocking the Company’s online platform;

●	Discontinue or placing restrictions or onerous conditions on the Company’s operations; and/or

●	Require the Company to undergo a costly and disruptive restructuring.

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate the VIE in its combined and consolidated financial statements as it may lose the ability to exert effective control over the VIE and its shareholders, and it may lose the ability to receive economic benefits and loss from the VIE.

The interests of the shareholders of VIE may diverge from that of the Company, and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIE to not pay the service fees when required to do so. The Company cannot assure that when conflicts of interest arise, shareholders of the VIE will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, there no existing arrangements which would give rise to any potential conflicts of interest. The Company believes the shareholders of the VIE will not act contrary to any of the contractual arrangements and the exclusive option agreement provide the Company with a mechanism to maintain control of the VIE. The Company relies on shareholders of the VIE to fulfill their fiduciary duties and abide by laws of the PRC and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the shareholders of the VIE, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

F-39

The following table sets forth the carrying amount of the assets and liabilities of the VIE included in the Company’s combined and consolidated balance sheets with intercompany transactions eliminated:

	As of December 31,
	2017	2016

Current assets	$24,859,791	$17,921,985
Non-current assets	$12,642,404	$14,053,976
Total assets	$37,502,195	$31,975,962
Total liabilities	$22,145,453	$45,517,409

(c)	Use of estimates

The preparation of combined and consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the combined and consolidated financial statements and accompanying notes. Actual amounts could differ from those estimates and differences could be material. Changes in estimates are recorded in the period they are identified.

Significant accounting estimates reflected in the Group’s combined and consolidated financial statements include valuation allowances for deferred tax assets, allowance for doubtful accounts, the useful lives of fixed assets, valuation of available for sales investments, and valuation of share-based awards.

F-40

(d)	Revenue recognition

The Group engages primarily in operating an online consumer finance marketplace by providing an online platform, which matches borrowers with investors. The Group charges borrowers transaction fee for these services such as due diligence and credit risk analysis, .The transaction fees are not earned until a borrower and investor are matched and enter into a transaction. The Group earns revenue through transaction and service fees, commission fees, and various other insignificant types of revenue.

As an information intermediary in the introduction between borrowers and investors, the Group acts as an agent and does not have any legal obligations of the loans or securities facilities. Therefore, the Group does not record loans receivable and payable arising from the loans between lending investors and borrowers on its combined and consolidated balance sheets.

Revenue is recognized when each of the following criteria is met under ASC Topic 605:

1)	Persuasive evidence of an arrangement exists;

2)	Services have been rendered;

3)	Pricing is fixed or determinable; and,

4)	Collectability is reasonably assured.

Transaction and service fee

Transaction and service fees include the following products:

•	Online P2P loan facilitation services: matching services to connect borrowers with investors and setting up automated repayment schedule upon loan origination. The Group charges borrowers a transaction fee for the service;

•	Premier wealth management services (“PWM”): services provided to borrowers to facilitate the matching of investors with various registered wealth management products. The Group charges borrowers a transaction fee for the PWM services.

•	Exchange administered product program (E-APP) – product registration services include advising companies on the selection of local financial assets trading service platforms, review registration application documentation and assists with due diligence conducted by the local financial assets trading service platform. The Group charges registration holders (usually are borrowers) for the E-APP product registration services to connect borrowers with investors.

Transaction fees are usually non-refundable and received either from borrowers upon loan origination or upon funding received by registration holders for E-APP. At this point, the Group has completed all performance obligations to the borrowers and collectability is reasonably assured. In a few cases, the loans facilitated contain early repayment provision and the rate used to calculate loan facilitation fee is varied, depending on the when the early repayment occurs. In these cases, the Group recognizes revenue when price is considered fixed.

Incentives to investors

The Group occasionally provides incentives via credit vouchers to potential investors at its sole discretion. The voucher incentives are offered to all investors who invest through the Wangxin Puhui platform and Wangxin platform.

The Group provides the following types of incentive:

Cash incentive types	Description	Awarded to	Benefit
Event reward/sign up voucher	Earned upon sign-up for platform events and applied upon investment	Potential investor	One-time fee deduction
Investment reward voucher	Earned upon making an investment and applied upon investment	Investor	One-time fee deduction or Additional interest

F-41

When an investor makes an investment through the Group, the investor can apply the vouchers, either upfront as a one-time contribution to the loan investment amount or on a monthly basis over the term of the loan as additional interest. If the investor chooses to apply the voucher upfront, the Group reduces the initial amount the investor needs to fund by the voucher value, but the investor is still entitled to full repayment of the stated principal balance.

The Group considers both investors and borrowers as customers. The event reward and sign up voucher can be applied to the initial investment only. The cost of the awarded vouchers is treated as a direct reduction of revenue upon initial investment by the investor in accordance with ASC 605-50-25-7.

The investment reward voucher can be applied after the initial investment. The Group considers the investment reward voucher as an obligation to investors for future investment. As the amount of the investment reward is relatively insignificant as compared to the financial statements taken as a whole, the Group does not record a deferred revenue.

Commission fee

Yinghua Wealth, one of the Group’s subsidiaries, engages in the businesses of introducing potential investors to purchase contractual funds from other financial institutions. The commission fee is calculated based on a certain percentage of the funds invested by investors that are recommended by Yinghua Wealth and is recognized as revenue when the fundsare fully subscribed.

Other revenues

Other revenues include diversion income, advisory income and technology service fees. These other revenues are not considered individually significant to total revenue. Other revenues are recognized when the promised services are completed.

(e)	Foreign currency and foreign currency translation

The reporting currency of the Group is the US dollar. The functional currency of the BVI and HK entities is the Hong Kong dollar (“HK$”). The functional currency of the Group's PRC subsidiaries, Beijing Oriental and the subsidiaries of the Beijing Oriental is RMB based on the criteria of ASC 830, Foreign Currency Matters.

The combined and consolidated financial statements are translated to U.S. dollars using the period-end rates of exchange for assets and liabilities, equity is translated at historical exchange rates, and average rates of exchange (for the period) are used for revenues and expenses and cash flows. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the functional currency financial statements into U.S. dollars are included in determining comprehensive income / loss. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Asset and liability accounts at December 31, 2017, and 2016 were translated at $0.1536 RMB to $1.00 and at $0.1440 RMB to $1.00, respectively, which were the exchange rates on the balance sheet dates. Equity accounts were stated at their historical rates. The average translation rates applied to the statements of operations for the years ended December 31, 2017, 2016 and 2015 were $0.1480 RMB to $1.00, $0.1505 RMB to $1.00, and $0.1603 RMB to $1.00, respectively.

(f)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and funds held in checking, deposits, short term certificate of deposits with banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. As of December 31, 2017 and 2016, the Group had $825,175 and $1,097,103 cash deposited with a related party, Haikou United Rural Commercial Bank Co., Ltd., respectively.

F-42

(g)	Restricted cash

Restricted cash represents funds set aside placed with a bank and serve as a security deposit for the bank borrowing. As of December 31, 2017, and 2016, the Group had restricted cash of $NIL and $13,808,028, respectively. All of which was held as a security deposit for the bank borrowing.

(h)	Investment

The Group classifies the debt securities as available for sale in accordance with FASB ASC Topic 320 “Investments — Debt and Equity Securities.” The debt securities not classified as held to maturity or trading shall be classified as available for sale. The debt securities are reported at fair value. Unrealized gains and losses on available for sale securities are excluded from earnings and reported as accumulated other comprehensive income or loss (a separate component of equity), net of related income taxes. Realized gains or losses are included in earnings during the period in which the gain or loss is realized.

The Group reviews its Available-for-sale financial assets for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the cost, and the Group’s intent and ability to hold the investment.

The Group only holds debt securities which are the loan products listed on its online marketplace platform. The average term of loan products is 21 days and the Group could sell these loan products in order to provide liquidity as needed. As a result, the Group classified such investments as available-for-sale and carry them at fair value.

(i)	Fair value measurement

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Group applies ASC 820, Fair Value Measurements and Disclosures, (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group’s financial instruments include cash and cash equivalents, restricted cash, available-for-sale financial assets, accounts receivables, advances to suppliers and other receivables, loan receivable – related parties, various accrued liabilities, loans payable – related parties and bank loan. The carrying amounts of available-for-sale, accounts receivables, advances to suppliers, loan receivable – related parties, various accrued liabilities, and loans payable – related aprties approximate their fair values due to the short-term maturity of these instruments.

F-43

The following table presents information about the Group’s assets and liabilities that were measured at fair value on a recurring basis as of December 31, 2017, and 2016 and indicates the fair value hierarchy of the valuation techniques the Group utilized to determine such fair value. The carrying amount of the available-for-sale financial assets approximate their fair values.

	December 31,	Quoted Prices In Active Markets	Significant Other Observable Inputs	Significant Other Unobservable Inputs
Description	2017	(Level 1)	(Level 2)	(Level 3)
Asset:
Available-for-sale financial assets	$470,641	$-	$470,641	$-

	December 31,	Quoted Prices In Active Markets	Significant Other Observable Inputs	Significant Other Unobservable Inputs
Description	2016	(Level 1)	(Level 2)	(Level 3)
Asset:
Available-for-sale financial assets	$431,927	$-	$431,927	$-

(j)	Accounts receivables and allowance for doubtful accounts

Accounts receivable are stated at the historical carrying amount, net of an allowance for any potentially uncollectible amounts. The Group makes estimates for the allowance for doubtful accounts based upon the assessment of various factors, including historical experience, the age of the accounts receivable balances, the credit quality of customers, current economic conditions, and other factors that may affect customers' ability to pay. No allowance was considered necessary on December 31, 2017, and 2016.

(k)	Fixed assets, net

Equipment, software, and leasehold improvement are recorded at cost, less accumulated depreciation and impairment. Depreciation of equipment, software, and leasehold improvement is calculated on a straight-line basis, after consideration of expected useful lives. The estimated useful lives of these assets are as follows:

Category	Estimated useful lives of the assets
Electronic equipment	3-5 years
Furniture and office equipment	3-5 years
Software	3-10 years
Leasehold improvement	Shorter of useful life or 3 years

Expenditures for maintenance and repairs are expensed as incurred. Gains and losses on disposal of equipment, software, and leasehold improvement are the difference between net sales proceeds and the carrying amount of the related assets and are recognized in the Combined and Consolidated Statements of Operations as other miscellaneous expense.

(m)	Impairment of long-lived assets

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amounts to the expected future undiscounted cash flows attributable to these assets. If it is determined that an asset is not recoverable, an impairment loss is recorded in the amount by which the carrying amount of the assets exceeds the expected undiscounted cash flows arising from those assets. No impairment of long-lived assets was recognized for the years ended December 31, 2017, 2016 and 2015.

F-44

(n)	Sales and marketing expenses

Sales and marketing expenses consist primarily of commission paid to co-operating partners, advertising and marketing promotion expenses, salaries and benefits and other expenses incurred by the Group’s sales and marketing personnel.

(o)	Loan facilitation and servicing expenses

Loan facilitation and servicing expenses consist primarily of costs related to credit assessment and customer and system support.

(p)	General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits (including share-based compensation) for general management, finance, and administrative personnel, rental, professional service fees, and other expenses.

(q)	Product development expenses

Product development expenses include expenses incurred by the Group to facilitate the loan matching business, to gather historical data and borrowing behaviors, as well as to maintain, monitor and manage the Group’s transaction and service platform. The Group recognizes website, software and mobile applications development costs in accordance with ASC 350-50 “Website development costs” and ASC 350-40 “Software - internal use software” respectively. The Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and mobile applications or the development of software or mobile applications for internal use and websites content. Product development costs that required capitalization was immaterial.

(r)	Share-based compensation

The Group applies ASC 718, Compensation-Stock Compensation (“ASC 718”), to account for its employee share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or an equity award. All of the Group's share-based awards to employees were classified as equity awards. The awards granted are only subject to a service condition and contain graded vesting features. The Group measures the employee share-based compensation based on the grant date fair value of the equity instrument issued and recognized as compensation expense net of an estimated forfeiture rate using graded vesting method, over the requisite service period, with a corresponding amount reflected in additional paid-in capital. The amount of accumulated compensation costs recognized at any date is at least equal to the portion of the grant date fair value of the vested awards on that date.

The estimated forfeiture rate will be adjusted over the requisite service period to the extent that actual forfeiture rate differs, or is expected to differ, from such estimates. Changes in estimated forfeiture rate are recognized through a cumulative catch-up adjustment in the period of change.

Share-based awards granted to non-employees are accounted for in accordance with ASC 505-50 Equity-Based Payments to Non-Employee. All transactions in which services are received in exchange for share-based awards are accounted for based on the fair value of the consideration received or the fair value of the awards issued, whichever is more reliably measurable. Share-based compensation is measured at fair value at the earlier of the commitment date or the date the services are completed. The Group re-measure the awards using the then-current fair value at each reporting date until the measurement date, generally when the services are completed, and awards are vested and attribute the changes in those fair values over the service period by the straight-line method.

(s)	Interest income

Interest income includes interest earned from the Group’s custodian account, Haikou United Rural Commercial Bank Co., Ltd., a related party, and loan receivable from a related party. (See Note 19)

(t)	Taxation

Value-added tax

Effective since January 1, 2012, the PRC ministry of finance and the state administration of taxation launched the Value Added Tax (“VAT”) Pilot Program for certain industries in certain regions in China. According to the implementation circulars released by the ministry of finance and the state administration of taxation on the Pilot Program, the “Modern Service Industries” includes research, development and technological services, information technology services, cultural innovation services, logistics support, lease of tangible properties, attestation and consulting services. Revenue presented in the combined and consolidated statements of operations is net off VAT.

F-45

Income taxes

The income tax expense for the period is comprised of current and deferred tax. Tax is recognized in the combined and consolidated statements of operations, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

(1)	Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group’s subsidiaries and consolidated VIEs operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

(2)	Deferred income tax

The Group accounts for income taxes using the asset/liability method prescribed by ASC 740, “Accounting for Income Taxes.” Deferred income taxes are recognized with net operating loss carryforwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2017, 2016, and 2015 are subject to examination by any applicable tax authorities. The Group had no uncertain tax position for the years ended December 31, 2017 and 2016.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

(u)	Statutory reserves and restricted net assets

In accordance with the PRC laws and regulations, the Group’s PRC subsidiary and consolidated VIEs are required to make an appropriation to certain statutory reserves, namely general reserve, enterprise expansion reserve, and staff welfare and bonus reserve, all of which are appropriated from net profit as reported in their PRC statutory accounts. PRC subsidiary and consolidated VIEs are required to appropriate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. As of December 31, 2017 and 2016, the accumulated amounts of paid-in statutory reserves amounted to $721,818 and $23,330, respectively.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the Board of Directors of each of the Group’s PRC entities. There are no appropriations to these reserves by the Group’s PRC entities for the years ended December 31, 2017, 2016 and 2015.

As a result of PRC laws and regulations and the requirement that distributions by the PRC entity can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entity is restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, and statutory reserves of the Group’s PRC entity. As of December 31, 2017, and 2016, the aggregated amounts of paid-in capital and statutory reserves represented the amount of net assets of the relevant entity in the Group not available for distribution amounted to $721,818 and $23,330, respectively.

(v)	Non-controlling Interest

Non-controlling interest mainly consists of an aggregate of 8.09% as of 2017, and 16.07% prior to 2017, of the equity interests in Yinghua Wealth held by a third party. The non-controlling interests are presented in the combined and consolidated balance sheets, separately from equity attributable to the shareholders of the Group. Income (loss) attributable to non-controlling interests holders are presented on the Combined and Consolidated Statement of Operations as an allocation of the total income (loss) for the year between non-controlling interest holders and the shareholders of the Group.

F-46

(w)	Earnings (loss) per share

The Company computes earnings per share in accordance with ASC Topic 260, Earnings per Share ("ASC 260"), which requires earnings per share for each class of stock (ordinary stock and participating preferred stock) to be calculated using the two-class method.  The two-class method is an allocation of earnings between the holders of ordinary shares and a company's participating security holders.  Under the two-class method, earnings for the reporting period are allocated between ordinary shareholders and other security holders based on their respective participation rights in undistributed earnings. The options and restricted stock units of the Company do not contain non-forfeitable rights and therefore are not considered participating securities. (Note 17)

(x)	Segment reporting

The Group follows ASC 280, Segment Reporting. The Group’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing the performance of the Group as a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The Group’s long-lived assets are substantially all located in the PRC, and substantially all of the Group’s revenues are derived from within the PRC. Therefore, no geographical segments are presented.

(y)	Significant risks and uncertainties

Interest Rate Risk

The Group has not been exposed to material risks due to changes in market interest rates, and it has not used any derivative financial instruments to manage its interest risk exposure. However, the Group cannot provide assurance that it will not be exposed to material risks due to changes in market interest rates in the future. Its future interest income may fall short of expectations due to changes in market interest rates.

The fluctuation of interest rates may also affect the demand for our marketplace lending business. For example, a decrease in the interest rate may cause potential borrowers to seek loans from other channels and higher returns offered by comparable or substitute products may damper investor desire to invest in its marketplace. However, it does not expect that the fluctuation of interest rates will have a material impact on our financial condition.

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

The concentration of credit risk

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily included in the combined and consolidated financial statement lines of cash and cash equivalents, accounts receivable, advances to suppliers, other receivable, loans receivable – related parties. As of December 31, 2017 and 2016, $33,234,949 and $21,525,183, respectively, of the Group’s cash and cash equivalents were deposited in financial institutions located in the PRC. $1,832,788 and $2,371,767, respectively, of the Group’s cash and cash equivalents were deposited in financial institutions located in Hong Kong. Accounts receivable and loans receivable from related parties are typically unsecured and are derived from revenue earned from customers or related parties. The risk with respect to accounts receivable and loan receivable – related parties are mitigated by credit evaluations. The Group performs on its customers or related parties and its ongoing monitoring process of outstanding balances.

As of December 31, 2017, and 2016, the Group had loans receivable from related parties below:

	2017	2016
Net Credit Group Co., Ltd.	$4,492,072	$1,740,797
Gain Thrive Limited	22,471,164	21,489,856
UCF Holdings Group Limited	16,810,642	16,130,740
	$43,773,878	$39,361,393

There were no revenues from customers which individually represent greater than 10% of the total net revenues for any year of the three years ended December 31, 2017, 2016 and 2015.

There were two and two (one from a related party) customers that accounted for 44% and 58% (10% from related party) of the Group’s carrying amount of accounts receivable as of December 31, 2017, and 2016, respectively.

F-47

There were three (two from a related party) and one (one from a related party) service providers that accounted for 62% and 46% (46% from related party) of the Group’s payable or accrued expenses as of December 31, 2017, and 2016.

There were three, two (two from related parties), and one (one from a related party) service providers that accounted for 55%, 30% (30% from related parties), and 14% (14% from related party) of the Group’s carrying amount of the sales and marketing expenses during the years ended December 31, 2017, 2016, and 2015, respectively.

There were two (one from a related party), two (one from a related party), and two (one from a related party) service providers that accounted for 24% (13% from a related party), 38% (16% from a related party), and 37% (13% from a related party) of the Group’s carrying amount of the origination and servicing expenses during the years ended December 31, 2017, 2016, and 2015, respectively.

There were four (one from a related party), two (one from a related party), and three (two from a related party) asset cooperative institutions that accounted for 57%, 43%, and 46% of the total loan facilitated as of December 31, 2017 2016 and 2015, respectively. See Note 19 for total loan facilitated that were introduced by asset cooperative institutions-related parties. Asset cooperative institutions are the companies who introduce qualified borrowers to the Group.

There were two, one (one from a related party), and one (one from a related party) funding cooperative institutions that accounted for 39%, 39%, and 44% of the total loan facilitated as of December 31, 2017, 2016 and 2015, respectively. See Note 19 for total loan facilitated that were introduced by funding cooperative institutions-related parties. Funding cooperative institutions are the companies who introduce funding sources to the Group.

(z)	Advertising Expense

The Company expenses advertising costs as they incurred. Advertising expense has been included as part of sales and marketing expenses. As of December 31, 2017, 2016, and 2015, the Company incurred advertising expense of $434.190, $737,452 and $1,659,281 respectively.

(aa)	Recently issued accounting standards

In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance, and creates guidance for when revenue should be recognized from the exchange of goods or services. ASU No. 2016-08 was issued in March 2016 to clarify the principal versus agent guidance in this new revenue recognition standard. ASU 2016-10 was issued in April 2016 to clarify the guidance on accounting for licenses of intellectual property and identifying performance obligations in the new revenue recognition standard. ASU 2016-12 was issued in May 2016 to clarify the guidance on transition, collectability, non-cash consideration and the presentation of sales and other similar taxes in the new revenue recognition standard. ASU 2016-20 was issued in December 2016 to make technical corrections and improvements on narrow aspects of this guidance. ASU No. 2015-14 was issued in August 2015 to defer the effective date of ASU 2014-09 for one year.

In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients.  The object is to address certain issues identified by the FASB-IASB Joint Transition Resource Group for Revenue Recognition.  The amendments in this Update affect the guidance in Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). Accounting Standards Update 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, defers the effective date of Update 2014-09 by one year.

The new standard permits adoption either by using (i) a full retrospective approach for all periods presented in the period of adoption or (ii) a modified retrospective approach with the cumulative effect of initially applying the new standard recognized at the date of initial application and providing certain additional disclosures. The new standard is effective for public companies’ annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period.

To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Topic 606 also impacts certain other areas, such as the accounting for costs to obtain or fulfill a contract. The standard also requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Group has completed its initial analysis of Topic 606 and has concluded that the measurement of revenue and the timing of recognizing revenue is not expected to change for the revenues from loan transaction fees. The Group plans to adopt Topic 606 using the modified retrospective method in the first quarter of fiscal 2019. Based on the Group’s initial analysis, it did not identify a material cumulative catch-up adjustment to the opening balance sheet of retained earnings on January 1, 2019. The Group’s future financial statements will include additional disclosures as required by Topic 606.

F-48

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: 1) A lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and 2) A right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. The new lease guidance simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees will no longer be provided with a source of off-balance sheet financing. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, including interim periods within those years. The Group is evaluating this ASU and has not determined the effect of this standard on its ongoing financial reporting.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the definition of a business. The amendments in this ASU is to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The amendments are effective for entities for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Management does not believe the adoption of this ASU would have a material effect on the Group’s combined and consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, Scope of Modification Accounting, which amends the scope of modification accounting for share-based payment arrangements and provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718. This ASU is effective for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2017. The adoption of this ASU would not have a material effect on the Group’s combined and consolidated financial statements.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815). The amendments in Part I of the Update change the reclassification analysis of certain equity-linked financial instruments (or embedded features) with down-round features. The amendments in Part II of this Update re-characterize the indefinite deferral of certain provisions of Topic 480 that now are presented as pending content in the Codification, to a scope exception. The amendments in Part I of this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted for all entities, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The amendments in Part II of this Update do not require any transition guidance because those amendments do not have an accounting effect. The Group does not believe the adoption of this ASU would have a material effect on the Group’s combined and consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this Update affect any entity that is required to apply the provisions of Topic 220, Income Statement – Reporting Comprehensive Income, and has items of other comprehensive income for which the related tax effects are presented in other comprehensive income as required by GAAP. The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments in this Update is permitted, including adoption in any interim period, (1) for public business entities for reporting periods for which financial statements have not yet been issued and (2) for all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this Update should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The Group does not believe the adoption of this ASU would have a material effect on the Group’s combined and consolidated financial statements.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s combined and consolidated balance sheets, statements of operations and comprehensive income (loss) and statements of cash flows.

(ab)	Management’s Evaluation of Subsequent Events

The Group evaluates events that have occurred after the balance sheet date of December 31, 2017, through the date which the combined and consolidated financial statements were issued. Based upon the review, other than those described in Note 21 – Subsequent Events, the Group did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the combined and consolidated financial statements.

F-49

Note 3 – Acquisitions and Disposition

Acquisition of Jing Xun Shi Dai – In March 2016, Beijing Oriental, a consolidated VIE of the Group, completed the acquisition of Jing Xun Shi Dai, a company that is principally engaged in operating online marketplace platform. In connection with the Jing Xun Shi Dai acquisition, Beijing Oriental acquired 100% of equity interest in Jing Xun Shi Dai for a total consideration of $10,076 (RMB 65,000). Under ASC 805-10-25, the Jing Xun Shi Dai acquisition was accounted for as a business combination, and the operations of Jing Xun Shi Dai have been included in the combined and consolidated financial statements since the date of acquisition.

Beijing Oriental recognized the assets acquired and liabilities assumed at the fair value at the date of acquisition and recorded goodwill of $19,317 which it impaired immediately during the year ended December 31, 2016. See Note 21 for subsequent events related to Jing Xun Shi Dai.

Pro forma results of operations for the acquisition have not been presented because they are not material to the consolidated results of the Group.

The following table summarizes the allocation of the purchase price for Jing Xun Shi Dai:

	March 31, 2016
	(RMB)	(USD)
Purchase Price	65,000	$10,076

Assets Acquired:
Cash and cash equivalents	140	22
Total identifiable assets	140	22

Liabilities Assumed:
Other liabilities	(59,756)	(9,263)
Total liabilities assumed	(59,756)	(9,263)

Goodwill	124,616	$19,317

Disposition of Beijing NCF Zhongli Information Technology Co., Ltd. – On November 3, 2015, UCF Huarong Investment Co. Ltd transferred its 100% in Beijing NCF Zhongli Information Technology Co., Ltd. (“Zhongli”) to Beijing NCF Wealth Investment Management Co., Ltd., a related party, for a total consideration of $1,000,000. The amount was collected in November 2018. The Group recognized a gain from the disposal of Zhongli in the amount of $737,217 during the year ended December 31, 2015. The operations of Zhongli were included in the combined and consolidated statement of operations for the period from on April 30, 2015, the date of formation, to November 3, 2015, the date of disposition.

The disposition did not qualify as a discontinued operation as it does not represent a strategic shift that has had a major impact on the Group’s operations or financial results.

Note 4 – Accounts receivable

There was no allowance for doubtful accounts for accounts receivable as of December 31, 2017, and 2016, respectively. During the years ended December 31, 2017, 2016 and 2015, the Group did not record bad debt expenses for accounts receivable.

F-50

Note 5 – Advances to suppliers

Advances to suppliers consist of the following:

	As of December 31,
	2017	2016

Advances for sale and marketing suppliers	$5,091,395	$2,771,421
Other prepaid administrative expenses	532,425	493,840
Advances for software purchases	895,507	11,884

Total	$6,519,327	$3,277,145

Note 6 - Other receivables, net

Other receivables, net consist of the following:

	As of December 31,
	2017	2016

Loans to third parties (a)	$1,536,480	$-
Payments made on behalf of third parties (b)	1,729,428	1,913,699
Amounts due from employees	62,310	56,604
Investments in transit (c)	8,450,640	-
Others	424,306	217,379
Less: allowance (b)	(1,341,451)	-

Total other receivable, net	$10,861,713	$2,187,682

(a)	Loans to third parties

In 2013, Tianjin Yuanrong loaned to Dalian Frontier Weirong Investment Consulting Co. Ltd. (“Weirong”) in an aggregate amount of $1,536,480 (RMB 10,000,000). Weirong was a related party of Tianjin Yuanrong up through August 2013 and beginning September 2013, Weirong ceased to be a related party as Tianjin Yuanrong lost the significant influence over Weirong. The loans bear no interest and were repaid in August 2018. The amount was classified as a long-term receivable in the Combined and Consolidated balance sheet as of December 31, 2016.

(b)	Payments made on behalf of third parties

Prior to 2015, Beijing Oriental paid general and administrative expenses for several prospect companies with the intention to form a strategic partnership with them. These companies were considered related parties until January 2015 when Mr. Zhenxin Zhang no longer had an indirect equity interest in them. The Group assesses the allowance for doubtful accounts based upon the historical collection experience, the age of the other receivable balances, and the third parties’ ability to pay. The Group recorded an allowance in the amount of $1,341,451 and $NIL as of December 31, 2017, and 2016, respectively. No allowance for bad debt expense was recorded in 2016 as the Group had been receiving payments from the prospect companies in 2017 and no indicators for impairment were identified in 2016. As of November 2018, the Group has collected in full the amount net of allowance.

(c)	Investments in transit

As of December 31, 2017, Group had paid an aggregate amount of $8,450,640 (RMB 55,000,000) for the investment in a money market fund but as the Group had not yet been registered as a holder of the fund as of December 31, 2017. As the Group recorded the investment-in-transit payments as other receivables.

F-51

Note 7 - Other current assets

Pursuant to the PRC tax laws, entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. During the years ended December 31, 2017, and 2016, the Group’s input VAT exceeded the output VAT, and the Group recorded the net input VAT balance as other current assets on the face of its combined and consolidated balance sheet.

As of December 31, 2017 and 2016, the Group’s other current assets was $4,808,738 and $592,910, respectively.

Note 8 – Investment- available for sale financial assets

Beginning in December 2016, the Group participated in its own P2P marketplace platform as a lender and funded its P2P investment account for investment in P2P loan products. The average loan terms of the loan products are 21 days or less. Due to the short-term nature of the loan terms, the fair value of the P2P loan product portfolio approximates its costs. As of December 31, 2017 and 2016, available-for-sale financial assets the Group held was $470,641 and $431,927, respectively.

Subsequent to year end, the loan products were sold at cost in January 2018 for $461,292. No gain or loss was recognized. Since December 2017, there were no further investment made in P2P loan products on its own platform.

Note 9 –Fixed assets, net

Fixed assets consist of the following:

	As of December 31,
	2017	2016

Equipment	$1,922,984	$1,685,893
Software	993,534	782,141
Leasehold Improvement	392,079	367,385
Less: accumulated depreciation and amortization	(1,885,781)	(1,204,352)
Total	$1,422,816	$1,631,067

Depreciation and amortization expense for the years ended December 31, 2017, 2016 and 2015 amounted to $612,563, $908,412, and $457,432 respectively.

Note 10 - Other non-current assets

In October 2017, the Group entered into an equity investment agreement. Pursuant to the terms of the agreement, the Group shall make a total cash investment amounting to $4,609,440 (RMB 30,000,000) in Beijing Kunyuan Hengtong Investment Center L.P. (“Kunyuan Hengtong”) a limited partnership incorporated on July 7, 2017, in exchange for a 20% equity interest in Kunyuan Hengtong, Due to the fact that the transaction did not close until July 2018, the investment is classified as other non-current assets as of December 31, 2017.

Note 11 – Equity method investments

Shanghai Zisheng Network Technology Co., Ltd.

In October 2015, Beijing Oriental entered into an Equity Investment Agreement to invest $2,310,285 (RMB 15,000,000) in Shanghai Zisheng Network Technology Co., Ltd. (“Zisheng”), in exchange for 49% of Zisheng’s equity interest. Zisheng is a company incorporated on July 12, 2013, and is primarily engaged in providing technology development, technology transfer, and technology consulting services.

As of December 31, 2015, Beijing Oriental had paid a total of $1,078,133 (RMB 7,000,000). On February 4, 2016 and March 4, 2016, the Group made additional contributions to Zisheng in the amount of $304,135 (RMB 2,000,000) and $920,817 (RMB 6,000,000) respectively. The investment was closed at the date upon payment of the RMB 6,000,000. The Group accounted for this investment using the equity method. The Group recognized a loss from sale of equity investment in Zisheng in the amount of $110,494 for the period from January 1, 2016 to May, 2016, when Zizheng was sold (see below).

In May 2016, Beijing Oriental sold Zisheng to Net Credit Group Co., Ltd (“Net Credit Group”), a related party, for a consideration of $2,280,577 (RMB 15,000,000) to offset against the amount it previously owed to Net Credit Group. The Group recognized a gain from the disposition of Zisheng in the amount of $110,494 for the year ended December 31, 2016. The Group owned 49% of the equity interest before the disposal.

F-52

Jiutai District Rural Property Rights Exchange Center Co., Ltd.

In July 2016, Beijing Oriental entered into an Equity Investment Agreement to invest $57,588 (RMB 400,000) in Jiutai District Rural Property Rights Exchange Center Co. Ltd. (“Jiutai”), in exchange for 40% of Jiutai’s equity interest. Jiutai is a company incorporated on July 25, 2016, and is primarily engaged in providing rural property rights exchange services. There were no operations during the years ended December 31, 2017, and 2016.

The Group accounted for this investment using the equity method. As of December 31, 2017, and 2016, the Group recorded a long term equity investment in Jiutai of $61,459 (RMB 400,000) and $57,588 (RMB 400,000), respectively.

In March 2018, Beijing Oriental entered into a share exchange agreement to sell the 40% of the equity interest in Jiutai to NCF Group Ltd., a related party, for $61,459 (RMB 400,000).

Linggui Technology (Beijing) Co. Ltd.

In November 2017, Cloud Services entered into an equity investment agreement to invest $767,373 (RMB 5,000,000) in Linggui Technology (Beijing) Co. Ltd. (“Linggui”) in exchange of 19% of Linggui’s equity interest. Linggui is a company incorporated on October 24, 2017 and is primarily engaged in providing technology development, technology transfer, and technology consulting services.

The Group accounted for its investment in of Lingui’s operation using equity method as the Group exercises significant influence. The Group’s total investment in Lingui at December 31, 2017 was $744,596, after recording its share of Linggui’s losses for the year ended December 31, 2017 of $22,777.

F-53

Note 12 - Taxation

BVI

Under the current laws of the BVI, the Group is not subject to taxes on income or capital gains.

Additionally, upon payments of dividends to the shareholders, no BVI withholding tax will be imposed.

Hong Kong

The entities incorporated in Hong Kong are subject to the Hong Kong profits tax rate at 16.5%.

PRC

In accordance with the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. In addition, Cloud Services obtained the Hi-Tech Enterprise certificate and is entitled to a preferential income tax rate of 15% for 2017, 2018, and 2019.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company, is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its entities registered outside of the PRC should be considered as resident enterprises for the PRC tax purposes.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of the PRC, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. The British Virgin Islands, where the Company incorporated, does not have such tax treaty with the PRC. In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if the Company has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. The Group did not record any dividend withholding tax, as it does not have any retained earnings for any of the periods presented.

	For the Year Ended December 31,
	2017	2016	2015

Current income tax	$1,181,550	$3,416	$2,011

Deferred income tax	11,166,845	(2,810,102)	(14,498,077)

Income tax expense/(benefits)	$12,348,395	$(2,806,686)	$(14,496,066)

F-54

Reconciliation of the differences between the applicable tax rate and the effective tax rate

The following table sets forth the reconciliation between the applicable EIT rate and the effective tax rate:

	For the Year Ended December 31,
	2017		2016		2015

Income (loss) before income tax	$48,192,693		$(16,060,109)		$(78,385,740)

Tax calculated at the applicable tax rate (25%)	12,048,173	25%	(4,015,027)	25%	(19,596,435)	25%
Tax effects of:
Difference in overseas tax rates	442,032	1%	648,277	(4%)	3,348,226	(4%)
The difference in incentives tax rates	(663,664)	(1%)	279,648	(2%)	-
Expenses not deductible for tax purposes	267,584	1%	43,452	0%	48,543	0%
Unrecognized deductible tax losses	10,529	0%	95,982	(1%)	3,397	0%
Research and development tax credit	(197,345)	0%	-		-
Valuation allowances	441,086	1%	140,982	(1%)	1,700,203	(2%)

Income tax expense/(benefits)	$12,348,395	27%	$(2,806,686)	17%	$(14,496,066)	19%

Deferred tax assets

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The principal components of the deferred tax assets are as follows:

	As of December 31, 2017	As of December 31, 2016
Accrued employee benefits	$8,470	$-
Accrued advertising	-	14,201
Allowance for bad debts expense - other receivables	345,764	6,951
Operating loss carryforwards, net	9,590,434	19,729,898
	9,944,668	19,751,050
Less: valuation allowances	(2,231,285)	(1,661,646)
	$7,713,383	$18,089,404

Deferred income tax assets are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group has recorded valuation allowances of $2,231,285 and $1,661,646 as of December 31, 2017 and 2016, respectively to reflect the estimated amount of deferred tax assets that may not be realized.

According to PRC tax regulations, the PRC net operating loss can generally be carried forward for no longer than five years starting from the year subsequent to the year in which the loss was incurred. Carryback of losses is not permitted.

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits and measures the unrecognized benefits associated with the tax positions. For the years ended December 31, 2017, 2016 and 2015, the Group did not have any unrecognized tax benefits.

F-55

Note 13 - Share-based compensation

In 2014, the Group adopted the 2014 Equity Incentive Plan (the “2014 Plan”), and in July 2015, the 2014 Plan was rolled into the 2015 Equity Incentive Plan (the “2015 Plan”). The 2015 Plan permits the grant of two types of awards: options and restricted stock units (“RSUs”).  Persons eligible to participate in the 2015 Plan include an employee, director or consultant of the Group or an affiliate, or other trust or special purpose vehicle under which any one or more of the participants are interested.

Share options and RSUs granted under these Plans vest over a four-year requisite service period, with one-fourth (25%) vesting on the first anniversary, and then one-eighth (12.5%) vesting every six (6) months from the first anniversary date.

Options

The fair value of each option is estimated on each grant date using the option-pricing model (“OPM”), which uses the key assumptions presented below. Expected volatilities are based on the average volatility of comparable companies in the industry with the time period commensurate with the expected time period of the options granted. The contractual life of the option is 10 years. In the OPM, the Group used research data based upon empirical studies pertaining to option exercise multiples as well as to estimated employment termination rates. The risk-free rate for periods within the contractual life of the options are based on the yield of maturity of US government bond at the option valuation date plus the country default spread difference between China and the US. The Group has no history of declaring or paying cash dividends on its capital stock, and the Group does not plan to pay any dividend on its ordinary shares in the foreseeable future.

On December 10, 2014, 50,600,000 shares options were granted under the 2014 Plan. No options were granted during the years ended December 31, 2017, 2016, and 2015. As of December 31, 2017, there is $10,700 of total unrecognized compensation cost related to non-vested share-based options arrangements granted under the 2014 Plan expected to be recognized over a weighted average period of 0.32 year. To the extent the actual forfeiture rate is different from what the Group has anticipated, share-based compensation related to these awards will be different from its expectations.

The key assumptions employed in the OPM to value the Group’s option grants on grant date were as follows:

Contractual life (in years)	10.0
Expected volatility	41.6%
Risk-free interest rate	2.81%
Expected dividend yield	nil
Suboptimal exercise multiple	2.8
Employment termination rate	6.0%

F-56

The following table summarises the Group’s share option activities:

	For the years ended December 31,
	2017			2016			2015
	Number of Shares Options	Average Exercise Price Per Share Options in US$	Weighted- Average remaining contractual life (in years)	Number of Shares Options	Average Exercise Price Per Share Options in US$	Weighted- Average remaining contractual life (in years)	Number of Shares Options	Average Exercise Price Per Share Options in US$	Weighted- Average remaining contractual life (in years)

At the beginning of the year	38,200,000	$0.08154	7.94	40,500,000	$0.08154	8.95	50,600,000	$0.08154	9.95
Granted	-	-	-	-	-	-	-	-	-
Forfeited	(2,200,000)	$0.08154	-	(2,300,000)	$0.08154	-	(10,100,000)	$0.08154	-
Expired	-	-	-	-	-	-	-	-	-
Canceled	-	-	-	-	-	-	-	-	-
At the end of the year	36,000,000	$0.08154	6.94	38,200,000	$0.08154	7.94	40,500,000	$0.08154	8.95
Vested and exercisable at the end of the year	33,250,000	$0.08154	6.94	25,625,000	$0.08154	7.94	17,125,000	$0.08154	8.95
Vested and expected to be vested at the end of the year	35,000,000	$0.08154	6.94	35,926,000	$0.08154	7.94	39,974,000	$0.08154	8.95

F-57

As of December 31, 2017, the expiry date of all the outstanding share options is December 10, 2024.

Restricted stock units

The fair value of each RSU is estimated on each grant date using the OPM, which uses the key assumptions presented below. Expected volatilities are based on annualized standard deviation of daily stock price return of comparable companies in the industry with the time period commensurate with the expected time period of the RSUs granted. In the OPM, the Group determined expected life for the RSU’s based upon an estimated Initial Public Offering (“IPO”) date. The risk-free rates for periods within the expected life of the RSUs are based on the yield of maturity of Hong Kong Sovereign Curve plus country default risk as of the valuation date. The Group has no history of declaring or paying cash dividends on its capital stock, and the Group does not plan to pay any dividend on its ordinary shares in the foreseeable future.

On July 24, 2015, 57,934,389 RSUs were granted to employees under the 2015 Plan. No RSUs were granted during the years ended December 2017 and 2016. As of December 31, 2017, there was $887,160 of total unrecognized compensation cost related to non-vested RSUs arrangements granted under the 2015 Plan expected to be recognized over a weighted average period of 1.25 years. To the extent the actual forfeiture rate is different from what the Group has anticipated, share-based compensation related to these awards will be different from its expectations. As of December 31, 2017, no RSUs have been issued under the 2015 Plan.

The key assumptions utilized in the OPM to value the Group’s RSUs grants on grant date were as follows:

RSUs:
Expected life (in years)	1.94
Expected volatility	40.00%
Risk-free interest rate	0.64%
Expected dividend yield	0.00%

F-58

The following table summarizes the Group’s RSUs activities:

	For the years ended December 31,
	2017			2016			2015
	Number of RSUs	Weighted- Average grant- date fair value (USD)	Weighted- Average remaining contractual life (in years)	Number of RSUs	Weighted- Average grant- date fair value (USD)	Weighted- Average remaining contractual life (in years)	Number of RSUs	Weighted- Average grant- date fair value (USD)	Weighted- Average remaining contractual life (in years)

At the beginning of the year	55,581,448	$0.3565	8.56	57,776,018	$0.3565	9.56	-	-	-
Granted	-	-	-	-	-	-	57,934,389	$0.3565	-
Forfeited	(1,855,204)	$0.3565	-	(2,194,570)	$0.3565	-	(158,371)	$0.3565	-
Expired	-	-	-	-	-	-	-	-	-
Canceled	-	-	-	-	-	-	-	-	-
At the end of the year	53,726,244	0.3565	7.56	55,581,448	$0.3565	8.56	57,776,018	$0.3565	9.56
Vested and exercisable at the end of the year	40,283,937	-	7.56	28,574,661	-	8.56	14,287,330	-	9.56
Vested and expected to be vested at the end of the year	52,140,950	-	7.56	48,085,543	-	8.56	56,601,898	-	9.56

F-59

On July 24, 2015, the Group granted 3,990,950 shares of RSU to non-employees under the 2015 Plan for services provided for the period from January 1, 2015, to grant date. The shares were vested immediately, and the Group expensed the entire amount of $1,433,306 in 2015.

The following table summarizes the total share-based compensation expense for each year presented:

	For the years ended December 31,
	2017	2016	2015
Sales and marketing expenses	$681,271	$530,455	$2,521,646
Product development expenses	967,355	383,349	4,140,448
General and administrative expenses	1,783,225	1,708,460	7,080,362

Total	$3,431,852	$2,622,264	$13,742,457

Note 14 - Accruals and other liabilities

Accruals and other liabilities consist of the following:

	As of December 31,
	2017	2016

Accrued salaries and welfare expenses	$4,247,903	$3,942,080
Accrued general and administrative expenses	951,578	990,978

	$5,199,481	$4,933,058

Note 15 – Bank loan

	As of December 31,
	2017	2016

Bank loan	$-	$13,393,766

As of December 31, 2016, the Group’s bank loan amounted to $13,393,766 at a fixed interest rate of 1.58% per annum with terms from November 25, 2016, to November 25, 2017, which was secured by a deposit amounted to $13,808,028 (RMB 95,908,400), which was reflected as restricted cash on the combined and consolidated balance sheets. The loan was with Xiamen International Bank and was repaid in 2017.

Note 16 - Equity

Preferred shares

Since the date of incorporation, the Group has completed two rounds of financing by issuing preferred shares: Series B Preferred shares issued in 2015 and Series C-1 Preferred shares in 2016 (collectively known as the “Preferred shares”).

In 2016, the Group issued 24,711,296 Series C-1 Preferred shares in exchange for consideration of $42,009,205. In 2015, the Group issued 29,426,129 Series B Preferred shares in exchange for consideration of $21,000,000. The Group incurred a total of issuance costs in the amount of $59,410 and $1,055,162 for the years ended December 31, 2016, and 2015, respectively. The issuance costs were recognized as a reduction of additional paid-in capital in the years of issuance. Therefore, Series C-1 and Series B Preferred shares were recognized in the Combined and Consolidated Statements of Changes in Shareholders’ Equity in the amount of $41,949.795 ad $19,944,838 for the years ended December 31, 2016 and 2015.

The Preferred shares have a par value of $0.00001 per share, have no maturity date and are not mandatorily redeemable. The key terms of the Preferred shares are summarized as follows:

F-60

Conversion feature

Upon the occurrence of a successful Initial Public Offering or listing of shares of the Group on any internationally recognized stock exchange (“IPO”), all fully paid Preferred shares then outstanding will be automatically converted into fully paid Ordinary Shares of the Company (“Ordinary Shares”).

The conversion price is set forth on the basis of one Ordinary Share for each Preferred Share (i.e., the conversion ratio is 1:1), provided that the conversion ratio may be adjusted in such commercially reasonable manner as the board of directors of the Group shall deem appropriate for any dilution upon issue of further Ordinary Shares at a price less than the Subscription Price (for avoidance of doubt, no adjustment shall be made for any issue of Ordinary Shares pursuant to Employee Stock Option Plan (“ESOP”), any issuance of further Ordinary Shares in connection with share dividends, subdivision, combination or reclassification of capital stock, or issuance upon conversion or reclassification of capital stock) (i.e., there are anti-dilution adjustments, including in the case that the issue is at market price but is less than the subscription price), and provided that any conversion must be at least at par (conversion ratio 1:1 at least).

Holder’s redemption upon trigger events

In the event of any liquidation, dissolution or winding up or other trigger events of the Group, whether voluntary or involuntary, holders of each Preferred share in issue shall be entitled to be paid out of the assets of the Group available for distribution to shareholders, whether such assets are capital, surplus, or earnings, an amount equal in aggregate to the total subscription price paid by each holder of Preferred shares to the Group for the subscription of all its Shares (Ordinary Shares and Preferred shares) (i.e., the preferred shareholders can put the Ordinary Shares as well) plus all declared and unpaid dividends, before and in preference to any distribution of any of the assets or surplus funds of the Group to the holders of Ordinary Shares or of any other shares or stock. Triggering events include the following: (1) any occurrence of the event following a merger, consolidation or amalgamation by the shareholders of the Group no longer together hold a majority voting power in the surviving entity or (2) any sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Group.

Dividends rights

The Preferred shares shall confer on the holders of Series B Preferred shares the right in priority over the holders of Ordinary Shares of the Group as to the receipt of any dividends as the directors may from time to time declare. As such, to the extent that if there are any dividends payable, the holders of Series B Preferred shares shall receive payment in respect of the dividends earlier in time than holders of Ordinary Shares.

The holders of Series C-1 Preferred shares have the same dividend rights as the Ordinary Shares on an as-converted basis.

No dividends have been declared for the Preferred shares for the years presented.

Voting rights

On a show of hands, every holder of Preferred shares shall have one vote. On a poll, each holder of Preferred shares shall be entitled to the number of votes equal to the number of Ordinary Shares into which such Preferred shares held by that holder could be converted on the date such vote is taken. Holders of Preferred shares shall be entitled to receive notice of meetings of members in accordance with the articles of association of the Group and on the same basis as holders of the Ordinary Shares. All Preferred shares and the Ordinary Shares shall vote as a single class.

In accordance with ASC 480-10-S99, the Group classified the Preferred shares as permanent equity because they are redeemable upon the occurrence of certain events within the Group’s control. The Preferred shares were initially measured at fair value, with issuance cost charged against additional paid-in capital. The Group determined that there was no embedded beneficial conversion feature attributable to the Preferred shares. Beneficial conversion features exist when the conversion price of the convertible preferred shares is lower than the fair value of the Ordinary Shares at the commitment date, which is the issuance date in the Group’s case. On the commitment date, the most favorable conversion price used to measure the beneficial conversion feature of the Preferred shares was higher than the fair value per ordinary share, and therefore no bifurcation of beneficial conversion feature was recognized. The Group determined the fair value of the Ordinary Share with the assistance of an independent third party valuation firm.

F-61

Ordinary Shares

The Company is authorized to issue 5,000,000,000 shares of its Ordinary Shares with a par value of $0.00001 per share.

In August 2014, the Company was formed as a limited liability company in the BVI with the issuance of 1 Ordinary Share ($1 par value) at $1. Then the Company issued 9,999 Ordinary Shares ($1 par value) at $1 per share in 2014.

In January 2015, the Company repurchased an aggregate of 1,160 Ordinary Shares (“Treasury Shares”) at par value $1 for a total consideration of $1,160.

In January 2015, the Company re-issued the 1,160 Treasury Shares at par value $1 for a total consideration of $9,339,120.

In July 2015, the Company effected a stock split at a ratio of 1 to 100,000. All share and per share amounts have been retroactively adjusted to reflect the stock split since December 31, 2014.

In July 2015, the Company issued 9,808,711 Ordinary Shares ($0.00001 par value) at $0.71365 per share for a cash consideration of $7,000,000.

As of December 31, 2015, the Company has 1,069,808,711 Ordinary Shares issued and 959,808,711 shares outstanding. See EBT shares below.

In February 2016, the Company issued 21,760,498 ($0.00001 par value) Ordinary Shares at $0.6066 per share for an aggregate cash consideration of $13,199,918.

As of December 31, 2017, and 2016, the Company has 1,091,569,209 Ordinary Shares issued and 981,569,209 shares outstanding. See EBT shares below.

Employee benefit trust Ordinary Shares (“EBT shares”)

On July 13, 2015, the Group established First P2P Limited Employee Benefit Trust (“EBT”) in Cayman Island to provide a source to meet our obligations under our equity incentive plans. Mr. Zhang, our Founder, was appointed by us as a sole member of compensation committee of the EBT who has the authority to manage the trust.

On July 13, 2015, 50 million of the Company’s Ordinary Shares were transferred to the trust as a loan from Great Reap Venture Ltd. (“Great Reap”), a majority shareholder of our company and is 100% owned by Mr. Zhang. The loan can be repaid either in cash at the exercise price of $0.08154 per share as determined in the 2015 Equity Incentive Plan or by transferring the shares back to Great Reap at the option of the Company. The loan agreement can be repaid by the trust in whole or in part at any time without any interest. The Group recorded a long-term loan – Great Reap in the amount of $4,077,000 in the Combined and Consolidated financial statements. The Group recorded the 50 million shares at $4,077,000 as a reduction of the Group’s equity.

On July 13, 2015, the Company issued 60 million Ordinary Shares to the EBT at the par value of $0.00001. The shares were transferred in accordance to the 2015 Equity Incentive Plan as our contribution to the RSU’s pool to be granted to qualified participants under the 2015 Incentive Plan. The Group recorded the 60 million shares at $600 as a reduction of the Group’s equity.

It is the Company’s intention not to return the EBT shares to Great Reap and the Company. The EBT shares are entitled to voting rights and dividends rights. Therefore, we do not consider EBT shares as contingency shares and EBT shares are considered outstanding in the computation of EPS (Note 17).

The assets of the trust were not used to fund any of our obligations under incentive plans (Note 13) during the years ended December 31, 2017, 2016 and 2015.

Statutory reserve

PRC subsidiaries and consolidated VIEs are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with PRC laws and regulations. Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The reserved amounts as determined pursuant to PRC statutory laws totaled $721,818 and $23,330 as of December 31, 2017, and 2016, respectively.

Capital contribution

In October 2016, Cloud Services made an additional contribution of $7,328,247 (RMB 49,680,000) in Yinghua Wealth which brought the Company’s interest in Yinghua Wealth from 83.93% to 91.91%. The Group combined the equity of Yinghua Wealth as if it’s an entity under the common control of Mr. Zhenxin Zhang. The transaction had been reflected in the Combined and consolidated Statement of Changes in Shareholders’ Equity.

F-62

Note 17 - Earnings (loss) per share

Basic earnings per ordinary share is computed by dividing income or loss available to the Company’s ordinary shareholders by the weighted average number of shares of basic ordinary shares outstanding.  The Series B and C-1 convertible preferred stock which are convertible into shares of common stock of the Company, have the same dividend rights as the ordinary shares on an as-converted basis, and therefore qualify as participating securities in accordance with ASC 260.  Net income allocated to the holders of the Company’s Series B and C-1 Preferred Stock is calculated based on the shareholders' proportionate share of weighted average shares of ordinary shares outstanding on an if-converted basis. The terms of the Preferred shares do not include a contractual obligation to participate in the losses of the Company, and therefore the participating securities are not included in the calculation of EPS in the years in which there are losses.

For purposes of determining diluted earnings per ordinary share, basic earnings per common share is further adjusted to include the effect of potential dilutive ordinary shares outstanding, including Series B and C-1 Preferred Stock using the if-converted method.  Under the two-class method of calculating diluted earnings per share, net income is reallocated to ordinary stock, the Series B and C-1 Preferred stock and all other dilutive securities based on the contractual participating rights of the security to share in the current earnings as if all of the earnings for the period had been distributed.  In the computation of diluted earnings per share, the two-class method and if-converted method for the Series B and C-1 Preferred Stock resulted in the same earnings per share amounts as the holder of the Series B and C-1 Preferred Stock had the same economic rights as the holders of the ordinary stock.

Basic and diluted net earnings (loss) per ordinary share for each of the years presented are calculated as follows:

	Year Ended December 31,
	2017	2016	2015
Numerator:
Net income (loss) attributable to NCF Wealth Holding Limited	$35,987,631	$(13,157,161)	$(62,794,343)
Less: Net income allocated to participating securities	(1,700,503)	-	-
Net income (loss) available to ordinary shareholders of NCF Wealth Holding Limited	34,287,128	(13,157,161)	(62,794,343)

Denominator:
Weighted average basic ordinary shares outstanding	1,091,569,209	1,088,230,612	1,032,409,297
Weighted average additional ordinary shares outstanding if preferred shares converted to ordinary shares (if dilutive)	54,137,425	-	-
Total weighted average common shares outstanding if preferred shares converted to ordinary shares	1,145,706,634	1,088,230,612	1,032,409,297

Income (loss) per ordinary share:
Basic	$0.03	$(0.01)	$(0.06)
Diluted	$0.03	$(0.01)	$(0.06)

F-63

The following ordinary share equivalents were excluded from the computation of diluted net earnings (loss) per share for the periods presented because including them would have been anti-dilutive:

	For the year ended December 31
	2017	2016	2015
Series B preferred shares	-	29,426,129	29,426,129
Series C-1 preferred shares	-	24,711,296	-

Note 18 - Commitments and contingencies

(a)	Operating lease commitments – the Group as lessee

The Group was obligated under non-cancellable operating leases. The lease terms are within three years, and the majority of the lease agreements are renewable at the end of the lease period at the market rate. Rent expense were $4,133,541, $5,400,809, and $4,241,038 for the years ended December 31, 2017, 2016 and 2015 respectively.

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

Years ending December 31,	Amount
2018	$2,992,075
2019	2,775,373
2020	57,508
2021 and thereafter	-
$5,824,956

(b)	Service contracts commitments

The Group was obligated under several non-cancellable software development and car leasing contracts. The lease terms are within 1 year.

The future aggregate minimum payments under non-cancellable service contracts are as follows:

Years ending December 31,	Amount
2018	$202,144
2019	-
2020	-
2021 and thereafter	-
$202,144

(c)	Contingencies

The Group operates an online marketplace to provide online P2P, PWM services and E-APP in China to match registered investors to potentially qualified borrowers, where the laws and regulations governing the industry are developing and evolving rapidly. Various Chinese authorities are tailoring new laws and regulations that could be applicable to the Group, which may cause an unforeseeable impact on the Group’s existing practice and business model. Hence, the Group is continually monitoring and assessing such impacts as well as making adjustments to meet regulators’ requirements.

Beginning in 2018, PWM services has been slowly winding down as the Group focuses more on E-APP.

F-64

NCF WEALTH HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

Note 19 - Related party transactions and balances

The Group is controlled by Great Reap Ventures Limited, which owns 54.0% of the Company’s Ordinary Shares. The remaining 46.0% of the shares are widely held. The Great Reap Ventures Limited is 100% owned by the Founder of the Group. The ultimate controlling party of the Group is the Founder.

In addition to those disclosed elsewhere in the consolidated financial statements, the following transactions were carried out with related parties, which are either under common control by the Founder or for which key management positions are held by the same person.

The Group entered into the following significant related party transactions:

(a)	Revenue from related parties

		For the year ended December 31,
	Relationship with the Group	2017	2016	2015
Transaction and service fee
Hainan International Tourism Industry Finance Leasing Co., Ltd.	Shares owned by the Founder of the Group	$77,713	$445,721	$1,131,373
Shanghai ZhongFeng Commercial Finance Co., Ltd.	Shares owned by the Founder of the Group	-	35,573	152,642
Shenzhen Guozuhaifeng Finance Co., Ltd.	Shares owned by the Founder of the Group	9,947	24,792	203,155
Shenzhen Yuanchang Jewelry Co., Ltd.	Shares owned by the Founder of the Group	-	594,060	87,707
China Finance Leasing Co., Ltd.	Shares owned by the Founder of the Group	-	7,273	164,529
Shenzhen Qiyuantianxia Technology Co., Ltd.	Shares owned by the Founder of the Group	-	65,767	-
Junling Properties Consulting Co., Ltd.	Shares owned by the Founder of the Group	-	-	41,178
Beijing Kaiyuan Financing Lease Co., Ltd.	Shares owned by the Founder of the Group	-	2,899	101,374
Others	Shares owned by the Founder of the Group	-	19	143,400
		$87,660	$1,176,104	$2,205,358

F-65

		For the year ended December 31,
	Relationship with the Group	2017	2016	2015
Commission fee
Xianfeng Technology Asset Management (Dalian) Co., Ltd.	Shares owned by the Founder of the Group	$1,099,130	$-	$-
Junling Properties Consulting Co., Ltd.	Shares owned by the Founder of the Group	327,260	440,089	564,955
Phoenix Asset Management Co.. Ltd.	Shares owned by the Founder of the Group	-	-	205,692
Shenzhen Xianfeng Tourist Investment Co., Ltd.	Shares owned by the Founder of the Group			337,948
Shanghai Heyi Internet Information Services Co., Ltd.	Shares owned by the Founder of the Group		461,068	-
Net Credit Media Co., Ltd.	Shares owned by the Founder of the Group	-	296,418	-
Heilongliang Baorun Drinks Co., Ltd	Shares owned by the Founder of the Group			125,298
Hainan International Tourism Industry Finance Leasing Co., Ltd.	Shares owned by the Founder of the Group	-	-	85,231
Others	Shares owned by the Founder of the Group	90,231	-	129,589
		$1,516,621	$1,197,575	$1,448,713

		For the year ended December 31,
	Relationship with the Group	2017	2016	2015
Other revenue
Beijing Yilian Information Technology Services Co., Ltd.	Key management positions held by the same person	$55,592	$-	$-
Net Credit Group Co., Ltd.	Key management positions held by the same person	46,973	-	-
Net Credit Media Co. Ltd	Shares owned by the Founder of the Group	-	33,935	-
Others	Shares owned by the Founder of the Group/ key management position held by the same person	47,136	-	-
		$149,701	$33,935	$-

F-66

(b)	Services provided by related parties

The Group incurred commission fees to individuals, co-operating institutions and other partners who introduced lenders to the P2P platform. The Group also incurred office rental expenses, maintenance expense on the platform’s system, marketing expenses and other administrative expenses. For the years ended December 31, 2017, 2016, and 2015, such services provided by related parties were as follows:

		For the year ended December 31,
	Relationship with the Group	2017	2016	2015
Office Rental
Beijing Xiaoyunhuayuan Properties Co., Ltd.	Shares owned by mutual shareholder, the Founder of the Group	$730,488	$2,120,207	$1,655,668
Others	Shares owned by mutual shareholder, the Founder of the Group/ key management position held by same person	180	16,015	292,828
		$730,668	$2,136,222	$1,948,496

Commission Fee
Jiangsu Shanghutong Capital Holding Co., Ltd.	Key management position held by same person	1,232,698	545,976	137,647
Beijing Caiyitong Investment Co., Ltd	Key management position held by same person	263,445	-	-
Beijing Lianhe Hengrui Investment Management Co., Ltd.	Shares owned by mutual shareholder, the Founder of the Group	35,591	506,750	10,944
Shenzhen Lianhe Currency Wealth Management Co., Ltd.	Shares owned by mutual shareholder, the Founder of the Group	-	5,200,453	10,535,508
Others	Shares owned by mutual shareholder, the Founder of the Group/ key management position held by same person	191,394	1,328,362	1,031,300
		$1,723,127	$7,581,541	$11,715,399

System Operation and Maintenance Expenses
Net Credit Yunxing Technology Co., Ltd.	Key management position held by same person Jia Sheng	$3,980,726	$4,428,354	$-

Consulting fee
Beijing Netcom Baize Investment Service Co., Ltd.	Shares owned by mutual shareholder, the Founder of the Group	$-	$7,821,131	$-
Dingjianyun Financial Consulting (Beijing) Co., Ltd.	Shares owned by mutual shareholder, the Founder of the Group and key management position held by same person	-	-	192,384
Xianfeng Venture (Beijing) Enterprise Management Co., Ltd.	Shares owned by mutual shareholder	-	-	352,704
Others	Shares owned by mutual shareholder, the Founder of the Group/ key management position held by same person	113,533	4,702	-
		113,533	7,825,832	545,088

Marketing Expenses
Related parties	Shares owned by mutual shareholder, the Founder of the Group/ key management position held by same person	$131,820	$5,792,421	$820,929

Others including vehicle usage fee, outsourced service fee, Intermediary Service Fee and office expense	Shares owned by mutual shareholder, the Founder of the Group/ key management position held by same person	$164,780	$416,754	$636,778

F-67

(c)	Year-end balances arising from related parties

		As of December 31
	Relationship with the Group	2017	2016

Accounts receivable-related parties
Current
Junling Property Consultant (Shanghai) Co., Ltd.	Shares owned by the Founder of the Group	$-	$375,332
Net Credit Media Co., Ltd.	Shares owned by the Founder of the Group	-	109,490
Others	Shares owned by the Founder of the Group/ key management position held by the same person	24,737	26,818
		$24,737	$511,640

Advances to suppliers – related parties
Yunzhixing Internet Technology (Beijing) Co., Ltd.	Shares owned by the Founder of the Group	$-	$4,539
Beijing Yunchuangyi Advertising Co., Ltd	Shares owned by the Founder of the Group	-	3,280
Huangshi Kaichuang Network Technology Co. Ltd	Shares owned by key management held by the same person	205,239
Beijing Changcheng Business Car Rental Co., Ltd	Shares owned by the Founder of the Group	-	4,331
Others	Shares owned by the same person	1,523	1,008
		$206,763	$13,158
Other receivable - related parties
Current
Xianfeng Payment Co., Ltd. (i)	Shares owned by the Founder of the Group	$2,077,069	$15,565,270
Beijing Net Credit Wealth Investment Management Co., Ltd.	Key management position held by the same person, Mr. Xiao Nan	994,650	-
Net Credit Group Co., Ltd.	Key management positions held by the same person	984,822	1,777,322
Others	Shares owned by the Founder of the Group/ key management position held by the same person	481,880	1,196,556
		$4,538,421	$18,539,151

Loan receivable – related parties
Current
Net Credit Group Co., Ltd.	(ii)	$2,093,869	$-
Gain Thrive Limited	(iii)	22,471,164	-
UCF Holdings Group Limited	(iv)	16,810,642	-
Beijing Yilian Information Technology Services Co., Ltd.	Key management position held by the same person	2,398,203	-
		$43,773,878	$-

Non-current
Net Credit Group Co., Ltd.	(ii)	$-	$1,740,797
Gain Thrive Limited	(iii)	-	21,489,856
UCF Holdings Group Limited	(iv)	-	16,130,740
		$-	$39,361,393

Amounts due to related parties (v)
Current
Net Credit Group Co., Ltd.	(vi)	$80,066	$15,379,524
Others	Shares owned by the Founder of the Group	12,008	81,685
		$92,074	$15,461,209

Accrued marketing and channel fee – related parties
Shenzhen United Currency Wealth Management Co., Ltd. (channel service fee) *This entity was no longer treated as a related party since the entity was disposed by Mr. Zhang Zhenxin in 2017.	Shares owned by the Founder of the Group	$-	$1,256,660
Net Credit YunXing Technology Co., Ltd.	Key management position held by the same person	-	2,111,095
Phoenix Asset Management Co., Ltd.	Shares owned by the Founder of the Group	345,771	323,994
Others		425,476	821,292
		$771,247	$4,513,041
Accruals and other liabilities – related parties
Current
Xianfeng Payment Co., Ltd. (payment processing service charges)	Shares owned by the Founder of the Group	$4,595,417	$11,504,541
Dalian Xianfeng United Investment Consulting Co., Ltd.	Shares owned by the Founder of the Group	1,536,480	-
Haikou United Rural Commercial Bank Co., Ltd.(bank custodian fee)	Key management position held by the same person Nan Xiao	8,510,949	-
		$14,642,846	$11,504,541
Loan payable – related parties
Current

Net Credit Zhengxin Co., Ltd.	(vii)	$-	$1,462,985

Note payable – related party
Non-current

Great Reap Venture Ltd.	Parent of the Group	$4,077,000	$4,077,000

F-68

i.	Xianfeng Payment Co., Ltd (“Xianfeng Payment”) was primarily owned by the Group’s founder and major shareholder, Mr. Zhang Zhenxin. Xianfeng Payment acted as the certified payment platform which facilitated the deposit from investors and payment to the borrowers via the custody accounts. The amount due from Xianfeng Payment was related to the Group’s deposit that was not yet withdrawn, and the amount due to Xianfeng Payment was related to the service fee that Group collected from the borrowers.

ii.

The receivable primarily represents the two borrowings by this related party which were both due on December 31, 2018. The interest rate of the borrowings with principal of $2,304,720 is 0.02% daily and the principal of $2,458,368 is interest free. All of the loan and interest receivables were received subsequently in November 2018.

There were both due from and due to Net Credit Group (see vi below) as of December 31, 2017, and 2016 as they are related to the transactions with different subsidiaries in the Group, and these amounts would not be offset with each other.

iii.	Gain Thrive Limited (“Gain Thrive”) was primarily owned by the Group’s Founder and major shareholder, Mr. Zhang Zhenxin. The receivable represents a total principal of $20,326,566 and interest of the three borrowings by this related party, due on March 24, 2018, April 26, 2018, and May 5, 2018 after multiple rounds of extension, respectively, which were fully settled by November 2018. All of these 3 borrowings bore an annual interest rate of 6%.

iv.	UCF Holdings Group Limited (“UCF Holdings”) was primarily owned by the Group’s founder and major shareholder, Mr. Zhang Zhenxin. The receivable represents a total principal of $14,312,759 and interest of the two borrowings by this related party, due on June 10, 2018, and December 31, 2017, respectively, which were fully settled by March 2018. Both of the borrowings bore an annual interest rate of 6%.

v.	The amounts due to related parties resulted from the expenses that the related parties paid on behalf of the Group with no service provided or business operation involved.

vi.	The Group’s CEO, Mr. Sheng Jia, hold the key management position at Net Credit Group. The payable of $80,066 represents advances to the Group for working capital purpose and due on demand without interest, which was subsequently settled in January 2018.

There were both due from and due to Net Credit Group as of December 31, 2017, and 2016 as they are related to the transactions with different subsidiaries in the Group, and these amounts would not be offset with each other.

vii.	The Group’s CEO, Mr. Sheng Jia, was the non-controlling interest shareholder of Net Credit Zhengxin Co., Ltd. The related party lent a total of $1,462,985 to the Group with a one-year term due on September 25, 2017. The loan bore an annual interest rate of 6%. In March 2017, a total of $1,490,085 was paid to this related party and all outstanding principal and interest related to this loan were paid off.

F-69

Guarantor - related parties

During the years ended December 31, 2017, 2016 and 2015, there were 51%, 68% and 83% of the total loans facilitated by the Group that were guaranteed by the related parties. Among these loans guaranteed by the related parties, there are 31%, 44%, 54% of total loans guaranteed by related parties under common by the Founder of the Group during the years ended December 31, 2017, 2016 and 2015, respectively. For the years ended December 31, 2017, 2016 and 2015, there are 20%, 24%, 29% of total loans guaranteed by related parties for which the key management are held by the same person, respectively. These related parties provide a guarantee for loans facilitated through the Group’s marketplace for the assurance that investors’ principal and interest would be repaid in the event that their loans became default.

Loans facilitated by asset cooperative institutions-related parties

There were four, two, and three asset cooperative institutions that accounted for 57%, 43%, and 46% of the total loan facilitated as of December 31, 2017 2016 and 2015, respectively. Asset cooperative institutions are the companies who introduce qualified borrowers to the Group. During the year ended December 31, 2017, 2016 and 2015, total loan facilitated by asset cooperative institutions - related parties are $8,020,342,447, $5,012,860,888 and $5,138,599,347, respectively.

Loans facilitated by funding cooperative institutions-related parties

There were two, one, and one funding cooperative institutions that accounted for 39%, 39%, and 44% of the total loan facilitated as of December 31, 2017, 2016 and 2015, respectively. Funding cooperative institutions are the companies who introduce funding sources to the Group. During the year ended December 31, 2017, 2016 and 2015, total loan facilitated by funding cooperative institutions - related parties are $5,545,222,291, $4,493,922,533 and $4,997,518,179, respectively.

Cash deposited with the related party

As of December 31, 2017 and 2016, the cash deposited in the related party, Haikou United Rural Commercial Bank Co., Ltd., were $824,917and $1,097,324, respectively.

Interest income from related parties

	Relationship with the Group	2017	2016	2015
Custody Bank Service Charges*
Haikou United Rural Commercial Bank Co., Ltd. *Interest income received from the customers’ deposits at Haikou United Rural Commercial Bank Co., Ltd.	Shares owned by the Founder of the Group	$2,680,795	$-	$-
Gain Thrive Limited (iii)		1,227,727	934,363	-
UCF Holdings Group Limited (iv)		864,492	868,616	760,226
Total		$4,773,013	$1,802,979	$760,226

Interest expense from related parties

		For the year ended December 31,
	Relationship with the Group	2017	2016	2015
Interest Expense-Related Parties
Net Credit Zhengxin Co., Ltd	Key management position held by the same person	$-	$282,276	$-

F-70

NCF WEALTH HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

Note 20 - Condensed financial information of the Parent Company

The Group performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Group to disclose the financial statements for the parent company.

The subsidiaries did not pay any dividend to the Company for the years presented. For the purpose of presenting parent only financial information, the Company records its investments in its subsidiaries under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investments (deficit) in subsidiaries” and the profit (loss) of the subsidiaries is presented as “share of profit (loss) of subsidiaries”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The Group did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2017, and 2016.

Parent Company Condensed Balance Sheets

	As of December 31,
	2017	2016

Assets
Current assets
Cash and cash equivalents	$1,756,596	$2,105,796
Advances to suppliers	23,932	-
Advances to suppliers and other receivable – subsidiaries	62,959,863	63,710,657
Loan receivable – related parties	39,281,806	37,620,596
Total current assets	104,022,197	103,437,049
Non-current assets
Investment in subsidiary and VIEs	(33,987,720)	(72,131,847)
Total assets	$70,034,477	$31,305,202
Liabilities and shareholders’ equity
Current liabilities
Accruals and other liabilities	$285,261	$14,184
Amounts due to related parties	55,898	56,525
Total liabilities	341,159	70,709

Shareholders’ equity:
Series B Preferred shares ($0.00001 par value; 29,426,129 shares issued and outstanding as of December 31, 2017 and 2016)	294	294
Series C-1 Preferred shares ($0.00001 par value; 24,711,296 and 24,711,296 shares issued and outstanding as of December 31, 2017, and 2016, respectively)	247	247
Ordinary Shares * ($0.00001 par value, authorized 3,000,000,000 shares; shares issued, 2017: 1,091,569,209 shares; 2016: 1,091,569,209 shares; shares outstanding, 2017: 981,569,209 shares ; 2016: 981,569,209 shares)	10,916	10,916
Additional paid-in capital	122,659,469	119,227,617
Accumulated deficit	(52,906,185)	(88,893,817)
Accumulated other comprehensive income	(71,423)	889,236
Total shareholders’ equity	69,693,318	31,234,493
Total liabilities and shareholders’ equity	$70,034,477	$31,305,202

* Ordinary Shares were retrospectively reflected the 1:100,000 share split effected on July 2, 2015

F-71

Parent Company Condensed Statements of Comprehensive Loss

	For the years ended December 31,
	2017	2016	2015

General and administrative Expenses	$4,254,823	$3,430,562	$14,280,810
Total operating expenses	4,254,823	3,430,562	14,280,810
Interest income, net – related parties	2,092,219	1,802,979	760,226
Interest income (expense), net	6,108	(773,875)	112,540
Income/(loss) in equity method investment	38,144,127	(10,755,703)	(49,386,299)
Loss before income tax	35,987,631	(13,157,161)	(62,794,343)
Income tax expenses	-	-	-
Net loss attributable to ordinary shareholders	$35,987,631	$(13,157,161)	$(62,794,343)
Other comprehensive loss
Foreign currency translation adjustment	(960,658)	(722,122)	(73,136)
Total comprehensive loss	$35,026,974	$(13,879,283)	$(62,867,479)

Parent Company Condensed Statements of Cash Flows

	For the Years Ended December 31,
	2017	2016	2015
Cash flows from operating activities
Net income (loss)	$35,987,632	$(13,157,061)	$(62,794,343)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	3,431,852	2,622,264	13,742,457
Interest income from loans to related parties	(2,092,219)	(1,802,979)	(760,226)
(Income)/loss from equity method investment	(38,144,127)	10,755,703	49,386,299
Changes in operating assets and liabilities:
Advances to suppliers	(24,092)	1,896	(1,892)
Advances to suppliers and other receivable - other entities within the Group	44,645	(26,973,837)	(36,466,520)
Accruals and other liabilities	273,043	73,578	4,654,609
Amounts due to related parties	-	(7,175)	7,160
Net cash used in operating activities	(523,267)	(28,487,611)	(32,232,456)
Cash flows from investing activities
Loans to related parties	-	(20,532,237)	(3,962,040)
Net cash used in investing activities	-	(20,532,237)	(3,962,040)
Cash flows from financing activities
Proceeds from issue of preference shares, net of issuance cost	-	37,295,187	19,944,838
Proceeds from issue of ordinary shares	-	13,199,918	16,339,720
Net cash provided by financing activities	-	50,495,105	36,284,558
Net (decrease) increase in cash and cash equivalents	(523,267)	1,475,257	90,061
Cash and cash equivalents at the beginning of the year	2,105,796	-	-
Exchange losses/(gains) on cash and cash equivalents	174,067	630,539	(90,061)
Cash and cash equivalents at end of the year	$1,756,596	$2,105,796	$-
Supplemental Disclosure of Cash Flow Information
Cash paid for:
Interest	$-	$-	$-
Income taxes	$-	$-	$-
Noncash Investing and Financing Activities:
Issuance of 60,000,000 shares to Employee Benefit Trust	$-	$-	$600
Preferred stock issued for a decrease in other liabilities	$-	$4,654,609	$-

F-72

Note 21 - Subsequent Events

Jing Xun Shi Dai

On January 4, 2018, Beijing Oriental transferred its 100% ownership of Jing Xun Shi Dai to Mr. Zhang Zhenxin, the Founder, and Ms. Li Huanxiang through a stock purchase agreement for a consideration for $1,893,334 (RMB 12.3 million). The total consideration will not be paid by Mr. Zhang Zhenxin and Ms. Li Huanxiang. In accordance to ASC 805-50-305-5 Beijing Oriental recognized no gain or loss. The difference between the cash proceeds (RMB 0) and the carrying value of the net assets (RMB 12.3 million) transferred was recognized to the additional-paid-in-capital on Beijing Oriental’s book and was eliminated in consolidation.

On January 22, 2018, Cloud Services, a wholly owned subsidiary of the Group, entered into a series of VIE agreements with Jing Xun Shi Dai’s shareholders, Mr. Zhang Zhenxin and Ms. Li Huanxiang. Under ASC 810, Consolidation, Cloud Services consolidated the paid-in capital of Jing Xun Shi Dai and eliminated against the additional paid-in capital on Beijing Oriental’s book upon consolidation.

Related Party Loans Receivable

From January 2018, the Group entered into three short-term loan agreements with a related party, Net Credit Group Co., Ltd. in order to earn interest. The interest rate is at 0.0145% to 0.02% per day with the maturity date in one year from the date of the loan agreement. The total principal lent to the related party amounts to approximately $108 million (RMB 755,452,724) in cash. As of the date of filing, Net Credit Group Co., Ltd. has repaid all outstanding principal in the amount of approximately $108 million (RMB 755,452,724) and interest in the amount of approximately $3 million (RMB 22,925,319) in cash.

On March 19, 2018, the Group entered into a loan agreement with Gain Thrive Limited, a related party. The total principal of the loan was approximately $23.5 million (HKD 175.0 million). The interest rate is at 6% per annum with a maturity date of October 31, 2018. As of the date of filing, the loan was paid off in cash..

Line of Credit

On March 16, 2018, the Group entered into a line of credit with Xiamen International Bank Co., Ltd at a fixed interest rate of 1.68% per annum, which was secured by a deposit amounting to approximately $14.0 million (RMB 95,900,000). The interest is paid quarterly. The line of credit is valid from November 28, 2017, to November 27, 2020.

Merger Agreement entered with Hunter Maritime Acquisition Corp.

October 5, 2018, the Group entered into a definitive agreement to complete a business combination (the “Transaction”) with Hunter Maritime Acquisition Corp. (Nasdaq: HUNT) (“Hunter”), a special purpose acquisition company. Hunter has established a wholly-owned subsidiary that will acquire the Group by way of merger in an all-stock transaction which values the Group at an equity value of $2,000,000,000. Hunter has agreed to issue 200,000,000 Class A common shares of Hunter’s to the shareholders of the Group at the closing of the merger. The shareholders of the Group shall also be entitled to receive up to 50,000,000 additional Class A common shares if Hunter meets certain financial performance targets for the 2019 and 2020 fiscal years.

F-73

Annex A

MERGER AGREEMENT

dated

October 5, 2018

by and among

NCF Wealth Holdings Limited, a British Virgin Islands company (the “Company”),

Zhenxin Zhang, as the Stockholders’ Representative (the “Stockholders’ Representative”),

Hunter Maritime Acquisition Corp., a Marshall Islands corporation (the “Purchaser”),

and

Hunter Maritime (BVI) Limited, a British Virgin Islands company (“Merger Sub”)

A-i

A-ii

5.24	Employment Matters	25
5.25	Withholding	25
5.26	Employee Benefits and Compensation	25
5.27	Real Property	26
5.28	Accounts	26
5.29	Tax Matters	27
5.30	Environmental Laws	28
5.31	Finders’ Fees	28
5.32	Powers of Attorney and Suretyships	28
5.33	Directors and Officers	28
5.34	Certain Business Practices	28
5.35	Money Laundering Laws	29
5.36	Insurance	29
5.37	Related Party Transactions	29

ARTICLE VI REPRESENTATIONS AND WARRANTIES OF PURCHASER AND MERGER SUB		29
6.1	Corporate Existence and Power	29
6.2	Corporate Authorization	30
6.3	Governmental Authorization	30
6.4	Non-Contravention	30
6.5	Finders’ Fees	30
6.6	Issuance of Shares	30
6.7	Capitalization	31
6.8	Information Supplied	31
6.9	Trust Fund	31
6.10	Listing	32
6.11	Board Approval	32
6.12	Purchaser SEC Documents and Financial Statements	32
6.13	Certain Business Practices	33
6.14	Money Laundering Laws	33

ARTICLE VII COVENANTS OF THE PARTIES PENDING CLOSING		33
7.1	Conduct of the Business	33
7.2	Access to Information	36
7.3	Notices of Certain Events	36
7.4	Annual and Interim Financial Statements	37
7.5	Tender Offer	37
7.6	Trust Account	38
7.7	Employees of the Company and the Manager	39
7.8	Trust Extension	39

ARTICLE VIII COVENANTS OF THE COMPANY		39
8.1	Reporting and Compliance with Laws	39
8.2	Best Efforts to Obtain Consents	40

A-iii

ARTICLE IX COVENANTS OF ALL PARTIES HERETO		40
9.1	Best Efforts; Further Assurances	40
9.2	Compliance with SPAC Agreements	40
9.3	Confidentiality	40
9.4	Directors’ and Officers’ Indemnification and Liability Insurance.	41

ARTICLE X CONDITIONS TO CLOSING		42
10.1	Condition to the Obligations of the Parties	42
10.2	Conditions to Obligations of Purchaser	43
10.3	Conditions to Obligations of the Company	44

ARTICLE XI INDEMNIFICATION		45
11.1	Indemnification of Purchaser	45
11.2	Procedure	45
11.3	Escrow of Escrow Shares by Stockholders	47
11.4	Payment of Indemnification	48
11.5	Insurance	48
11.6	Survival of Indemnification Rights	48

ARTICLE XII DISPUTE RESOLUTION		48
12.1	Arbitration	48
12.2	Waiver of Jury Trial; Exemplary Damages	50

ARTICLE XIII TERMINATION		50
13.1	Termination Without Default	50
13.2	Termination Upon Default	51
13.3	Effect of Termination	52

ARTICLE XIV MISCELLANEOUS		52
14.1	Notices	52
14.2	Amendments; No Waivers; Remedies	53
14.3	Arm’s length bargaining; no presumption against drafter	54
14.4	Publicity	54
14.5	Expenses	54
14.6	No Assignment or Delegation	54
14.7	Governing Law	54
14.8	Counterparts; facsimile signatures	54
14.9	Entire Agreement	55
14.10	Severability	55
14.11	Construction of certain terms and references; captions	55
14.12	Further Assurances	56
14.13	Third Party Beneficiaries	56
14.14	Waiver	56
14.15	Stockholders’ Representative	57
14.16	Non-Recourse	57

A-iv

MERGER AGREEMENT

This MERGER AGREEMENT (the “Agreement”), dated as of October 5, 2018 (the “Signing Date”), by and among NCF Wealth Holdings Limited, a British Virgin Islands company (the “Company”), Zhenxin Zhang, an individual (the “Stockholders’ Representative”), as the representative of the shareholders of the Company (each, a “Stockholder” and collectively the “Stockholders”), Hunter Maritime Acquisition Corp., a Marshall Islands corporation (the “Purchaser”) and Hunter Maritime (BVI) Limited a British Virgin Islands company (“Merger Sub”).

WITNESETH:

A.	The Company and/or its Subsidiaries (the “Company Group”) are in the business of operating a financial technology platform which can provide one-stop wealth management and inclusive financial services (which, together with all other businesses and activities conducted by the Company Group, is hereinafter referred to as the “Business”);

B.	The Purchaser is a blank check company formed for the sole purpose of entering into a share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities and Merger Sub is a wholly-owned subsidiary of the Purchaser;

C.	The Stockholders of the Company (including the holders of Equity Awards granted under the Equity Incentive Plan that will become Stockholders after such awards are converted into shares of the Company before Closing pursuant to the Equity Award Conversion Agreements (the “Equity Award Conversion”)) are listed on Schedule 1.7 hereto and own 100% of the issued and outstanding shares of the Company; and

D.	The Company will merge with and into Merger Sub (the “Merger”), after which the Company will be the surviving company (the “Surviving Corporation”) and a wholly-owned subsidiary of the Purchaser.

The parties accordingly agree as follows:

ARTICLE I
DEFINITIONS

The following terms, as used herein, have the following meanings:

1.1          “Action” means any legal action, suit, claim, investigation, hearing or proceeding, including any audit, claim or assessment for Taxes or otherwise, by or before any Authority.

1.2          “Additional Agreements” mean the Voting Agreement, Equity Award Conversion Agreement, Class B Conversion Agreement, Registration Rights Agreement, Escrow Agreement, and Non-Compete Agreements.

A-1

1.3           “Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.

1.4           “Authority” means any governmental, regulatory or administrative body, agency or authority, any court or judicial authority, any arbitrator, or any public, private or industry regulatory authority, whether international, national, Federal, state, or local.

1.5           “Books and Records” means all books and records, ledgers, employee records, customer lists, files, correspondence, and other records of every kind (whether written, electronic, or otherwise embodied) owned or used by a Person or in which a Person’s assets, the business or its transactions are otherwise reflected, other than stock books and minute books.

1.6           “Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York, Antwerp, Belgium or Beijing, China are authorized to close for business.

1.7           “Class A Common Stock” has the meaning set forth in Section 6.7.

1.8           “Class B Common Stock” has the meaning set forth in Section 6.7.

1.9           “Class B Conversion Agreement” means the agreement to be entered into between the Purchaser and each holder of its Class B Common Stock, pursuant to which each share of Class B Common Stock will be converted into one share of Class A Common Stock as of immediately prior to the Closing.

1.10         “Closing” has the meaning set forth in Section 2.5.

1.11          “Closing Payment Shares” means stock certificates representing, in the aggregate, 200,000,000 shares of Purchaser Common Stock issuable to the Stockholders and in such amounts set forth opposite each Stockholder’s name on Schedule 1.7.

1.12         “COBRA” means collectively, the requirements of Sections 601 through 606 of ERISA and Section 4980B of the Code.

1.13         “Code” means the Internal Revenue Code of 1986, as amended.

1.14         “Company Capital Stock” has the meaning set forth in Section 5.5.

1.15         “Company Stock Rights” means all options, warrants or other rights to purchase, convert or exchange into Company Common Stock.

1.16         “Contracts” means the Leases and all other contracts, agreements, leases (including equipment leases, car leases and capital leases), licenses, Permits, commitments, client contracts, statements of work (SOWs), sales and purchase orders and similar instruments, oral or written, to which any member of the Company Group is a party or by which any of its respective assets are bound, including any entered into by any member of the Company Group in compliance with Section 7.1 after the Signing Date and prior to the Closing, and all rights and benefits thereunder, including all rights and benefits thereunder with respect to all cash and other property of third parties under the Company Group’s dominion or control.

A-2

1.17         “Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing, a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (the “10% Owner”) (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast 10% or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive 10% or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a 10% Owner) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

1.18         “Deferred Underwriting Amount” means the portion of the underwriting discounts and commissions held in the Trust Account, which the underwriters of the IPO are entitled to receive upon the Closing in accordance with the Trust Agreement.

1.19         “Environmental Laws” shall mean all Laws that prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity, including, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act and the Clean Water Act.

1.20         “Equity Award” means the options and restricted stock units outstanding under the Equity Incentive Plan.

1.21         “Equity Award Conversion Agreement” means an agreement pursuant to which each holder of an Equity Award agrees to convert his, her or its Equity Award into the number of Closing Payment Shares specified on Schedule 1.7 with respect to such Equity Award holder.

1.22         “Equity Incentive Plan” means the Company’s 2015 Equity Incentive Plan.

1.23         “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations thereunder.

1.24         “Escrow Agreement” means an agreement in a form agreed to by the Purchaser and the Company between the Stockholder’s Representative and the Purchaser with respect to the Escrow Shares to reflect the terms set forth in Section 11.3.

1.25         “Escrow Shares” means 15,000,000 shares of Purchaser Common Stock out of the aggregate amount of Closing Payment Shares.

A-3

1.26         “Exchange Act” means the Securities Exchange Act of 1934, as amended.

1.27         “Hazardous Material” shall mean any material, emission, chemical, substance or waste that has been designated by any Authority to be radioactive, toxic, hazardous, a pollutant or a contaminant.

1.28         “Hazardous Material Activity” shall mean the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, exposure of others to, sale, labeling, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with ozone depleting substances, including, any required labeling, payment of waste fees or charges (including so-called e-waste fees) and compliance with any recycling, product take-back or product content requirements.

1.29         “IFRS” means the International Financial Reporting Standards.

1.30         “IPO” means the initial public offering of Purchaser pursuant to a prospectus dated November 18, 2016.

1.31         “Indebtedness” means with respect to any Person, (a) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind (including amounts by reason of overdrafts and amounts owed by reason of letter of credit reimbursement agreements), including with respect thereto, all interests, fees and costs, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (d) all obligations of such Person issued or assumed as the deferred purchase price of property or services (other than accounts payable to creditors for goods and services incurred in the ordinary course of business), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any lien or security interest on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (f) all obligations of such Person under leases required to be accounted for as capital leases under U.S. GAAP, (g) all guarantees by such Person, (h) all liability of such Person with respect to any hedging obligations, including interest rate or currency exchange swaps, collars, caps or similar hedging obligations, and (i) any agreement to incur any of the same.

1.32         “Intellectual Property Right” means any trademark, service mark, registration thereof or application for registration therefor, trade name, license, invention, patent, patent application, trade secret, trade dress, know-how, copyright, copyrightable materials, copyright registration, application for copyright registration, software programs, data bases, u.r.l.s., and any other type of proprietary intellectual property right, and all embodiments and fixations thereof and related documentation, registrations and franchises and all additions, improvements and accessions thereto, and with respect to each of the forgoing items in this definition, which is owned or licensed or filed by any member of the Company Group, or used or held for use in the Business, whether registered or unregistered or domestic or foreign.

1.33         “Inventory” is defined in the UCC.

A-4

1.34         “Law” means any domestic or foreign, federal, state, municipality or local law, statute, ordinance, code, rule, or regulation.

1.35         “Leases” means the leases set forth on Schedule 1.35 attached hereto, together with all fixtures and improvements erected on the premises leased thereby.

1.36         “Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such property or asset, and any conditional sale or voting agreement or proxy, including any agreement to give any of the foregoing.

1.37         “Material Adverse Effect” or “Material Adverse Change” means a material adverse change or a material adverse effect upon on the assets, liabilities, condition (financial or otherwise), prospects, net worth, management, earnings, cash flows, business, operations or properties of the Company Group and the Business, taken as a whole, whether or not arising from transactions in the ordinary course of business, provided, however, that “Material Adverse Effect” or “Material Adverse Change” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Company operates; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of Purchaser; (vi) any changes in applicable Laws or accounting rules (including U.S. GAAP) or the enforcement, implementation or interpretation thereof; (vii) the announcement, pendency or completion of the transactions contemplated by this Agreement (provided, that the exception in this subclause (vii) shall not apply to any representation or warranty contained in Sections 5.3, 5.4 or 5.10 or to the determination of whether any inaccuracy in such representations or warranties would reasonably be expected to have a Material Adverse Effect for purposes of Sections 10.2(b)); (viii) any natural or man-made disaster or acts of God; or (ix) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); except, in the case of subclauses (i), (ii), (iv), (vi) and (viii), to the extent such change, event, circumstance or effect has a disproportionate adverse effect on such entity as compared to other Persons engaged in the same industry.

1.38         “Net Income Before Tax” means, with respect to any fiscal year, the Surviving Corporation’s profit before income tax for such fiscal year as reflected on the Surviving Corporation’s audited financial statements prepared in accordance with U.S. GAAP for such fiscal year; provided, however, that if such audited financial statements are delivered with a qualified opinion, adverse opinion, or a disclaimer of opinion from the auditors thereof, Net Income Before Tax for such fiscal year shall be finally determined in good faith by the disinterested members of the board of directors of the Surviving Corporation. Any expenses incurred by Purchaser or Merger Sub in connection with the transactions under this Agreement or any Additional Agreement shall be excluded for purposes of calculating Net Income Before Tax.

A-5

1.39         “Order” means any decree, order, judgment, writ, award, injunction, rule or consent of or by an Authority.

1.40         “Permitted Liens” means (i) all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of title insurance which have been made available to Purchaser; (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts (A) that are not delinquent, (B) that are not material to the business, operations and financial condition of the Company so encumbered, either individually or in the aggregate, and (C) not resulting from a breach, default or violation by the Company Group of any Contract or Law; (iii) liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established on the Financial Statements), and (iv) the Liens set forth on Schedule 1.40.

1.41         “Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

1.42         “Pre-Closing Period” means any period that ends on or before the Closing Date or with respect to a period that includes but does not end on the Closing Date, the portion of such period through and including the day of the Closing.

1.43         “Purchaser Common Stock” means the Class A Common Stock and Class B Common Stock; provided, however, that any references to the Purchaser Common Stock issuable to the Stockholders hereunder shall be solely to the Class A Common Stock.

1.44         “Purchaser Private Warrant” means each warrant issued in private placements at the time of consummation of the IPO, entitling the holder thereof to purchase one share of Class A Common Stock at an exercise price of $11.50 per share.

1.45         “Purchaser Public Warrants” means one whole warrant that was included in as part of each Purchaser Unit, entitling the holder thereof to purchase one share of Class A Common Stock at an exercise price of $11.50 per share.

1.46         “Purchaser Warrant” shall mean each Purchaser Private Warrant and Purchaser Public Warrant.

1.47         “Purchaser Unit” means a unit of the Purchaser comprised of (a) one share of Class A Common Stock and (b) one-half of one warrant to purchase one share of Class A Common Stock at an exercise price of $11.50 per share.

1.48         “Real Property” means, collectively, all real properties and interests therein (including the right to use), together with all buildings, fixtures, trade fixtures, plant and other improvements located thereon or attached thereto; all rights arising out of use thereof (including air, water, oil and mineral rights); and all subleases, franchises, licenses, permits, easements and rights-of-way which are appurtenant thereto.

A-6

1.49         “Registration Rights Agreement” means the agreement, in a form to be agreed by the parties hereto, governing the resale of (a) the Closing Payment Shares and (b) all other securities of the Purchaser (including derivatives thereof, such as options and warrants) held at any time by the Purchaser’s officers, directors, nominees, and direct and indirect parents, control persons, affiliates and associates.

1.50         “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

1.51         “SEC” means the Securities and Exchange Commission.

1.52         “Securities Act” means the Securities Act of 1933, as amended.

1.53         “Subsidiary” means each entity of which at least fifty percent (50%) of the capital stock or other equity or voting securities are Controlled or owned, directly or indirectly, by the Company, which for the avoidance of doubt shall include any variable interest entity through which all or a portion of the Business is conducted.

1.54         “Tangible Personal Property” means all tangible personal property and interests therein, including machinery, computers and accessories, furniture, office equipment, communications equipment, automobiles, trucks, forklifts and other vehicles owned or leased by the Company Group and other tangible property, including the items listed on Schedule 5.14(a).

1.55         “Tax(es)” means any federal, state, local or foreign tax, charge, fee, levy, custom, duty, deficiency, or other assessment of any kind or nature imposed by any Taxing Authority (including any income (net or gross), gross receipts, profits, windfall profit, sales, use, goods and services, ad valorem, franchise, license, withholding, employment, social security, workers compensation, unemployment compensation, employment, payroll, transfer, excise, import, real property, personal property, intangible property, occupancy, recording, minimum, alternative minimum, environmental or estimated tax), including any liability therefor as a transferee (including under Section 6901 of the Code or similar provision of applicable Law) or successor, as a result of Treasury Regulation Section 1.1502-6 or similar provision of applicable Law or as a result of any Tax sharing, indemnification or similar agreement, together with any interest, penalty, additions to tax or additional amount imposed with respect thereto.

1.56         “Taxing Authority” means the Internal Revenue Service and any other Authority responsible for the collection, assessment or imposition of any Tax or the administration of any Law relating to any Tax.

1.57         “Tax Return” means any return, information return, declaration, claim for refund or credit, report or any similar statement, and any amendment thereto, including any attached schedule and supporting information, whether on a separate, consolidated, combined, unitary or other basis, that is filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or payment of a Tax or the administration of any Law relating to any Tax.

1.58         “UCC” means the Uniform Commercial Code of the State of New York, or any corresponding or succeeding provisions of Laws of the State of New York, or any corresponding or succeeding provisions of Laws, in each case as the same may have been and hereafter may be adopted, supplemented, modified, amended, restated or replaced from time to time.

A-7

1.59         “U.S. GAAP” means U.S. generally accepted accounting principles, consistently applied.

ARTICLE II
MERGER

2.1           Merger. At the Effective Time (as defined in Section 2.2), and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the BVI Business Companies Act, 2004 (as amended) (the “BVI BCA”), the Company shall be merged with and into Merger Sub, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation.

2.2           Merger Effective Date. The parties hereto shall cause the Merger to be consummated by filing articles of merger in the form attached hereto as Exhibit A (the “Articles of Merger”) with the relevant authorities in the British Virgin Islands as a “premium filing” and in accordance with the relevant provisions of the BVI BCA (the date of the registration of such filing, or such later date as specified in the Articles of Merger, being the “Effective Time”).

2.3           Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Articles of Merger and the applicable provisions of the BVI BCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Company and Merger Sub shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of the Company and the Merger Sub set forth in this Agreement to be performed after the Closing. For the avoidance of doubt, the Purchaser Warrants shall survive the Merger and remain in effect without any change to their existing terms.

2.4           Memorandum and Articles of Association. At the Effective Time, the memorandum of association and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall cease to have effect and the memorandum of association and articles of association of the Company (as amended, the “Charter Documents”), as in effect immediately prior to the Effective Time, shall be the Charter Documents of the Surviving Corporation.

2.5           Closing; Effective Time. Unless this Agreement is earlier terminated in accordance with Article XIII, the closing of the Merger (the “Closing”) shall take place at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, New York, at 10:00 a.m. local time, on the second (2nd) Business Day after the satisfaction or waiver (to the extent permitted by applicable law) of the conditions set forth in Article X or at such other time, date and location as the Purchaser and Company agree in writing. The parties may participate in the Closing via electronic means. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”.

A-8

2.6        Board of Directors of Purchaser. Immediately after the Closing, the Purchaser’s board of directors will consist of seven (7) directors. CMB NV shall have the right to designate one (1) director to serve for two (2) years from the Closing and the Stockholders shall designate two (2) directors (the “Stockholder Designees”). The Stockholders shall select the remaining four (4) directors, subject to the consent of CMB NV, not to be unreasonably withheld, conditioned or delayed, provided that for purposes of this Section 2.6, consent may not be withheld unless a proposed director is not qualified to serve as a member of the board of directors of a public company or does not qualify as an independent director under the Securities Act and the rules of any applicable securities exchange. The parties to this Agreement shall enter into a two (2) year voting agreement (the “Voting Agreement”) in a form agreed to by the parties hereto relating to election of directors of the Purchaser in accordance with the foregoing.

2.7           Taking of Necessary Action; Further Action. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Company and the Merger Sub, the officers and directors of the Surviving Corporation are fully authorized in the name and on behalf of the Company and the Merger Sub, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

2.8           No Further Ownership Rights in Company Capital Stock. At the Effective Time, the register of members of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Capital Stock on the records of the Company. From and after the Effective Time, the holders of certificates evidencing ownership of shares of Company Capital Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Capital Stock, except as otherwise provided for herein or by Law. On or prior to the Effective Time, the Company shall terminate the Equity Incentive Plan.

ARTICLE III
[INTENTIONALLY OMITTED]

ARTICLE IV
CONSIDERATION

4.1           Conversion of Company Capital Stock.

(a)          Conversion of Company Capital Stock and Equity Awards. At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, Merger Sub, the Company or the Stockholders,

(i)          each share of Company Capital Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares) shall be canceled and automatically converted into the right to receive, without interest, and

A-9

(ii)         (without duplication) each Equity Award outstanding immediately prior to the Effective Time shall be converted in accordance with the terms of the Equity Incentive Plan into the right to receive, without interest, the applicable portion of the Closing Payment Shares as determined pursuant to Schedule 1.7 hereto and the Articles of Merger, less the Escrow Shares which shall be deposited with the Escrow Agent pursuant to Section 11.3.

(b)          Conversion of Shares of Merger Sub. Each share of Merger Sub that is issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without further action on the part of the sole shareholder of Merger Sub, be converted into and become one share of the Surviving Corporation (and the shares of Surviving Corporation into which the shares of Merger Sub are so converted shall be the only shares of the Surviving Corporation that are issued and outstanding immediately after the Effective Time). Each certificate evidencing ownership of shares of Merger Sub will, as of the Effective Time, be deemed to evidence ownership of such shares of the Surviving Corporation.

(c)          Treatment of Company Capital Stock Owned by the Company. At the Effective Time, all shares of Company Capital Stock that are owned by the Company as treasury shares immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

(d)          No Liability. Notwithstanding anything to the contrary in this Section 4.1, no party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(e)          Surrender of Certificates. All Closing Payment Shares issued upon the surrender of shares of the Company Common Stock in accordance with the terms hereof, shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities, other than any additional rights pursuant to this Agreement, provided that any restrictions on the sale and transfer of such shares shall also apply to the Closing Payment Shares so issued in exchange.

(f)          Lost or Destroyed Certificates. In the event any certificates shall have been lost, stolen or destroyed, the Surviving Corporation shall issue in exchange for such lost, stolen or destroyed certificates or securities, as the case may be, upon the making of an affidavit of that fact by the holder thereof, such securities, as may be required pursuant to this Section 4.1.

(g)          Dissenter’s Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Capital Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who is (a) entitled to dissent to the Merger pursuant to Section 179 of the BVI BCA and (b) properly dissents to the proposed corporate action and makes a proper demand for payment of such shares in accordance with Section 179 of the BVI BCA (the “Dissenting Shares”) shall not be converted into the right to receive the applicable portion of the Closing Payment Shares for such Dissenting Shares as specified on Schedule 1.7 hereto, but instead such holder shall be entitled to such rights as are granted by the BVI BCA to a holder of Dissenting Shares. The Company shall deliver prompt notice to the Purchaser of any demands for payment or appraisal of any shares of Company Capital Stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the BVI BCA that relate to such demand and the Purchaser shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of the Purchaser, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

A-10

4.2           Closing Payment Shares.

(a)          No certificates or scrip representing fractional shares of Purchaser Common Stock will be issued pursuant to the Merger, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of the Purchaser.

(b)          Legend. Each certificate issued to any holder of Company Capital Stock upon the Merger shall bear the legend set forth below, or legend substantially equivalent thereto, together with any other legends that may be required by any securities laws at the time of the issuance of the Purchaser Common Stock:

THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL (I) SUCH OFFER, SALE, TRANSFER, PLEDGE OR HYPOTHECATION HAS BEEN REGISTERED UNDER THE ACT AND THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION COVERING SUCH SECURITIES OR (II) THE ISSUER OF THE SHARES OF COMMON STOCK HAS RECEIVED AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE WITH THE ACT AND SUCH OTHER APPLICABLE LAWS.

4.3           Earnout Payment. The Stockholders shall be entitled to receive additional shares of Purchaser Common Stock on a pro-rata basis based on their ownership percentages in the Company as set forth on Schedule 1.7 as follows:

(a)        On a date that is not later than ten (10) Business Days following the final determination of the Net Income Before Tax for the 2019 fiscal year, the Purchaser shall issue 20,000,000 shares of Purchaser Common Stock to the Stockholders on a pro-rata basis if the Purchaser (and its subsidiaries on a consolidated basis) achieves Net Income Before Tax of RMB825 million for the 2019 fiscal year (the “Earnout 1 Target”), increasing proportionately up to 30,000,000 shares of Purchaser Common Stock if the Purchaser (and its subsidiaries on a consolidated basis) achieves Net Income Before Tax of RMB1,050 million (the “Maximum Earnout 1 Target”) (any such shares issued, the “Earnout 1 Shares”). If the Purchaser (and its subsidiaries on a consolidated basis) achieves between RMB825 million and RMB1,050 million, the Purchaser shall issue to the Stockholders between 20,000,000 and 30,000,000 shares of Purchaser Common Stock on a proportionate basis. By way of example only, if Purchaser (and its subsidiaries on a consolidated basis) achieves Net Income Before Tax of RMB937.5 million for the 2019 fiscal year, the Stockholders shall be entitled to receive 25,000,000 shares of Purchaser Common Stock.

A-11

(b)        On a date that is not later than ten (10) Business Days following the final determination of the Net Income Before Tax for the 2020 fiscal year, the Purchaser shall issue 15,000,000 shares of Purchaser Common Stock to the Stockholders on a pro-rata basis if the Purchaser (and its affiliates on a consolidated basis) achieves Net Income Before Tax of RMB1,365 million for the 2020 fiscal year (“Earnout 2 Target”), increasing proportionately up to 20,000,000 shares of Purchaser Common Stock if the Purchaser (and its subsidiaries on a consolidated basis) achieves Net Income Before Tax of RMB 1,680 million (the “Maximum Earnout 2 Target”) (any such shares issued, the “Earnout 2 Shares”, together with the Earnout 1 Shares, the “Earnout Shares”). If the Purchaser (and its subsidiaries on a consolidated basis) achieves Net Income Before Tax of between RMB1,365 million and 1,680 million, the Purchaser shall issue to the Stockholders between 15,000,000 and 20,000,000 shares of Purchaser Common Stock on a proportionate basis. By way of example only, if the Purchaser (and its subsidiaries on a consolidated basis) achieves Net Income Before Tax of RMB1,522.5 million for the 2020 fiscal year, the Stockholders shall be entitled to receive 17,500,000 shares of Purchaser Common Stock.

(c)        Notwithstanding the foregoing, if the Purchaser (and its subsidiaries on a consolidated basis) does not achieve the Maximum Earnout 1 Target in the 2019 fiscal year, but achieves the Maximum Earnout 2 Target in the 2020 fiscal year, then the Stockholders shall be entitled to receive in addition to the Earnout 2 Shares, a number of Earnout 1 Shares equal to 30,000,000 minus the number of Earnout 1 Shares previously issued to the Stockholders.

(d)        Notwithstanding anything in this Agreement to the contrary, in no event shall the aggregate Earnout Shares issuable hereunder exceed 50,000,000 shares of Purchaser Common Stock.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered by the Company to the Purchaser prior to the execution of this Agreement, the Company hereby represents and warrants to Purchaser that each of the following representations and warranties are true, correct and complete as of the date of this Agreement and as of the Closing Date.

5.1           Corporate Existence and Power. The Company is a business company duly incorporated, validly existing and in good standing under the Laws of the British Virgin Islands. The Company has all power and authority, corporate and otherwise, and all governmental licenses, franchises, Permits, authorizations, consents and approvals required to own and operate its properties and assets and to carry on the Business as presently conducted and as proposed to be conducted. The Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its Business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect. The Company has offices located only at the addresses set forth on Schedule 5.1.

A-12

5.2           Authorization. The execution, delivery and performance by the Company of this Agreement and the Additional Agreements and the consummation by the Company of the transactions contemplated hereby and thereby are within the corporate powers of the Company and have been duly authorized by all necessary action on the part of the Company, subject to the approval of the Stockholders. Subject to the approval of the Stockholders, this Agreement constitutes, and, upon their execution and delivery, each of the Additional Agreements will constitute, a valid and legally binding agreement of the Company enforceable against the Company in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity. At a meeting duly called and held, the Company’s board of directors (including any required committee or subgroup of such board) has unanimously (i) declared the advisability of the transactions contemplated by this Agreement and the Additional Agreements, (ii) determined that the transactions contemplated hereby and thereby are fair to and in the best interests of the Stockholders and (iii) recommended that this Agreement and the transactions contemplated by this Agreement and the Additional Agreements be submitted to a meeting of the Stockholders for approval by the Stockholders. The affirmative vote of the holders of in excess of 50% of the outstanding shares in issue is the only vote of the holders of any of the shares of Company Capital Stock required to approve the Merger, this Agreement, the Additional Agreements and the transactions contemplated hereby and thereby in accordance with the Company’s organizational documents (the “Company Stockholders Approval”).

5.3           Governmental Authorization. Except for the approvals listed on Schedule 5.3, neither the execution, delivery nor performance by the Company of this Agreement or any Additional Agreements requires any consent, approval, license, order or other action by or in respect of, or registration, declaration or filing with, any Authority as a result of the execution, delivery and performance of this Agreement or any of the Additional Agreements or the consummation of the transactions contemplated hereby or thereby (each of the foregoing, a “Governmental Approval”).

5.4           Non-Contravention. None of the execution, delivery or performance by the Company of this Agreement or any Additional Agreements does or will (a) contravene or conflict with the organizational or constitutive documents of any member of the Company Group, (b) contravene or conflict with or constitute a violation of any provision of any Law or Order binding upon or applicable to the Company Group, (c) except for the Contracts listed on Schedule 5.16(a) requiring Company Consents (but only as to the need to obtain such Company Consents), constitute a default under or breach of (with or without the giving of notice or the passage of time or both) or violate or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of the Company Group or require any payment or reimbursement or to a loss of any material benefit relating to the Business to which the Company Group are entitled under any provision of any Permit, Contract or other instrument or obligations binding upon the Company Group or by which any of the Company Capital Stock or any of the Company Group’s assets is or may be bound or any Permit, (d) result in the creation or imposition of any Lien on any of the Company Capital Stock, (e) cause a loss of any material benefit relating to the Business to which the Company Group are entitled under any provision of any Permit or Contract binding upon the Company Group, or (f) result in the creation or imposition of any Lien (except for Permitted Liens) on any of the Company Group’s assets.

A-13

5.5           Capitalization. The Company is authorized to issue 3,000,000,000 ordinary shares, par value US$0.00001 (the “Company Common Stock”), and 1,000,000,000 Series B preference shares, par value US$0.00001 and 1,000,000,000 Series C-1 preference shares, par value US$0.00001 (the “Company Preferred Stock” and together with the Company Common Stock, and the Company Stock Rights, the “Company Capital Stock”) of which, after the conversions pursuant to the Equity Award Conversion Agreements occur, 1,091,569,209 shares of Company Common Stock will be issued and outstanding and 54,137,425 shares of Company Preferred Stock will be issued and outstanding. No Company Capital Stock is held in its treasury. All of the issued and outstanding Company Capital Stock has been duly authorized and validly issued, is fully paid and non-assessable and has not been issued in violation of any preemptive or similar rights of any Person. All of the issued and outstanding Company Capital Stock is owned of record and beneficially by the Stockholders as set forth on Schedule 5.5, free and clear of all Liens. No outstanding Company Capital Stock is subject to any right of first refusal, right of first offer, preemptive right or similar restriction. The only shares of Company Capital Stock that will be outstanding immediately after the Closing will be the Company Capital Stock owned by the Purchaser following the consummation of the Merger. No other class of shares of the Company is authorized or outstanding. There are no: (a) outstanding subscriptions, options, warrants, rights (including "phantom share rights"), calls, commitments, understandings, conversion rights, rights of exchange, plans or other agreements of any kind providing for the purchase, issuance or sale of any shares of the Company, or (b) agreements with respect to any of the Company Capital Stock, including any voting trust, other voting agreement or proxy with respect thereto.

5.6           Charter Documents. Copies of the Charter Documents have heretofore been made available to Purchaser, and such copies are each true and complete copies of such instruments as amended and in effect on the date hereof. The Company has not taken any action in violation or derogation of its Charter Documents.

5.7           Corporate Records. All proceedings occurring since January 1, 2015 of the board of directors of the Company, including committees thereof, and all consents to actions taken thereby, are accurately reflected in the minutes and records contained in the corporate minute books of the Company. The register of members of the Company is complete and accurate.

5.8           Assumed Names. Schedule 5.8 is a complete and correct list of all assumed or "doing business as" names currently or, within five (5) years of the date of this Agreement used by the Company Group, including names on any websites. Since January 1, 2016 none of the members of the Company Group has used any name other than the names listed on Schedule 5.8 to conduct the Business. The Company Group has filed appropriate "doing business as" certificates in all applicable jurisdictions with respect to itself.

A-14

5.9           Subsidiaries.

(a)          Schedule 5.9 sets forth each Subsidiary and the amount of issued and outstanding capital stock and securities of each Subsidiary that is owned by the Company Group, which are owned free and clear of all Liens. Except for the unpaid capital stock as listed on Schedule 5.9, all the capital stock of each Subsidiary are fully paid-up. Except for the Subsidiaries so listed, the Company does not own or Control, directly or indirectly, any ownership, equity, profits or voting interest in any Person or has any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make, nor is bound by any Contract under which it may become obligated to make, any future investment (in the form of a loan, capital contribution or otherwise) in any other Person.

(b)          Each Subsidiary is a corporation duly organized, validly existing and in good standing under and by virtue of the Laws of the jurisdiction of its formation set forth by its name on Schedule 5.9. Each Subsidiary has all power and authority, corporate and otherwise, and all governmental licenses, Permits, authorizations, consents and approvals required to own and operate its properties and assets and to carry on the Business as presently conducted and as proposed to be conducted. No Subsidiary is qualified to do business as a foreign entity in any jurisdiction, except as set forth by its name on Schedule 5.9, and there is no other jurisdiction in which the character of the property owned or leased by any Subsidiary or the nature of its activities make qualification of such Subsidiary in any such jurisdiction necessary. Each Subsidiary has offices located only at the addresses set forth by its name on Schedule 5.9.

(c)          No outstanding capital stock or other securities of any Subsidiary is subject to any right of first refusal, right of first offer, preemptive right or similar restriction. Except as set forth on Schedule 5.9(c), there are no: (i) outstanding subscriptions, options, warrants, rights (including "phantom stock rights"), calls, commitments, understandings, conversion rights, rights of exchange, plans or other agreements of any kind providing for the purchase, issuance or sale of any shares of the capital stock or other securities of a Subsidiary, or (ii) agreements with respect to any of the capital stock or other securities of a Subsidiary, including any voting trust, other voting agreement or proxy with respect thereto.

5.10         Consents. The Contracts listed on Schedule 5.10 are the only Contracts binding upon the Company Group or by which any of the Company Capital Stock or any of the Company Group’s assets are bound, requiring a consent, approval, authorization, order or other action of or filing with any Person as a result of the execution, delivery and performance of this Agreement or any of the Additional Agreements or the consummation of the transactions contemplated hereby or thereby (each of the foregoing, a “Company Consent”).

5.11         Financial Statements.

(a)          Schedule 5.11 which shall be delivered after the Signing Date and at least 30 days before the Closing Date shall include (i) the audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2017, 2016 and 2015 consisting of the audited consolidated balance sheet as of such date, the audited consolidated income statement for the twelve (12) month period ended on such date, and the audited consolidated cash flow statement for the twelve (12) month period ended on such date, and (ii) unaudited financial statements (the “Unaudited Financial Statements”) from January 1, 2018 through September 30, 2018 (collectively, the “Financial Statements” and the unaudited consolidated balance sheet as of September 30, 2018 (the “Balance Sheet Date”) included therein, the “Balance Sheet”).

A-15

(b)          The Financial Statements are complete and accurate and fairly present, in conformity with U.S. GAAP applied on a consistent basis, the financial position of the Company Group as of the dates thereof and the results of operations of the Company Group for the periods reflected therein. The Financial Statements (i) were prepared from the Books and Records of the Company Group; (ii) were prepared on an accrual basis in accordance with U.S. GAAP consistently applied; (iii) contain and reflect all necessary adjustments and accruals for a fair presentation of the Company’s Group financial condition as of their dates including for all warranty, maintenance, service and indemnification obligations; and (iv) contain and reflect adequate provisions for all liabilities for all material Taxes applicable to the Company Group with respect to the periods then ended.

(c)          Except as specifically disclosed, reflected or fully reserved against on the Balance Sheet, and for liabilities and obligations of a similar nature and in similar amounts incurred in the ordinary course of business since the date of the Balance Sheet, there are no liabilities, debts or obligations of any nature (whether accrued, fixed or contingent, liquidated or unliquidated, asserted or unasserted or otherwise) relating to the Company Group. All debts and liabilities, fixed or contingent, which should be included under U.S. GAAP on the Balance Sheet are included therein.

(d)          The Balance Sheet included in the Financial Statements accurately reflects the outstanding Indebtedness of the Company Group as of the date thereof. Except as set forth on Schedule 5.11, the Company Group does not have any Indebtedness.

(e)          All financial projections delivered by or on behalf of the Company to Purchaser with respect to the Business were prepared in good faith using assumptions that the Company believes to be reasonable and the Company is not aware of the existence of any fact or occurrence of any circumstances that is reasonably likely to have an Material Adverse Effect.

5.12         Books and Records. All Contracts, documents, and other papers or copies thereof delivered to Purchaser by or on behalf of the Company Group are accurate, complete, and authentic.

(a)          The Books and Records accurately and fairly, in reasonable detail, reflect the transactions and dispositions of assets of and the providing of services by the Company Group. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that:

(i)          transactions are executed only in accordance with the respective management’s authorization;

(ii)         all income and expense items are promptly and properly recorded for the relevant periods in accordance with the revenue recognition and expense policies maintained by the Company, as permitted by U.S. GAAP;

A-16

(iii)        access to assets is permitted only in accordance with the respective management’s authorization; and

(iv)        recorded assets are compared with existing assets at reasonable intervals, and appropriate action is taken with respect to any differences.

(b)        All accounts, books and ledgers of the Company Group have been properly and accurately kept and completed in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein. Except as disclosed on Schedule 5.12(b), the Company Group does not have any records, systems controls, data or information recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any mechanical, electronic or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership (excluding licensed software programs) and direct control of the Company Group and which is not located at the relevant office.

5.13         Absence of Certain Changes. Since the Balance Sheet Date, the Company Group has conducted the Business in the ordinary course consistent with past practices. Without limiting the generality of the foregoing, except as set forth on Schedule 5.13, since the Balance Sheet Date, there has not been:

(a)        any Material Adverse Effect or any material diminishment in the value to Purchaser of the transactions contemplated hereby;

(b)        any transaction, Contract or other instrument entered into, or commitment made, by the Company Group, or any of the Company Group’s assets (including the acquisition or disposition of any assets) or any relinquishment by the Company Group of any Contract or other right, in either case other than transactions and commitments in the ordinary course of business consistent in all respects, including kind and amount, with past practices and those contemplated by this Agreement;

(c)        (i) any redemption of, declaration, setting aside or payment of any dividend or other distribution with respect to any capital stock or other equity interests in the Company Group; (ii) any issuance by the Company Group of shares of capital stock or other equity interests in the Company Group, or (iii) any repurchase, redemption or other acquisition, or any amendment of any term, by the Company Group of any outstanding shares of capital stock or other equity interests;

(d)        (i) any creation or other incurrence of any Lien (other than Permitted Liens) on the Company Capital Stock or any other capital stock or securities of the Company Group or on any of the Company Group’s assets, and (ii) any making of any loan, advance or capital contributions to or investment in any Person by the Company Group;

(e)        any material personal property damage, destruction or casualty loss or personal injury loss (whether or not covered by insurance) affecting the business or assets of the Company Group;

A-17

(f)         any material labor dispute, other than routine individual grievances, or any activity or proceeding by a labor union or representative thereof to organize any employees of the Company Group, which employees were not subject to a collective bargaining agreement at the Balance Sheet Date, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to any employees of the Company Group;

(g)        any sale, transfer, lease to others or otherwise disposition of any of its assets by the Company Group except for inventory sold in the ordinary course of business consistent with past practices or immaterial amounts of other Tangible Personal Property not required by its business;

(h)        any capital expenditure by the Company Group in excess in any fiscal month of an aggregate of $1,000,000 or entering into any lease of capital equipment or property under which the annual lease charges exceed $1,000,000 in the aggregate by the Company Group;

(i)         any institution of litigation, settlement or agreement to settle any litigation, action, proceeding or investigation before any court or governmental body relating to the Company Group or its property or suffering of any actual or threatened litigation, action, proceeding or investigation before any court or governmental body relating to the Company Group or its property;

(j)         the incurrence of any Indebtedness, or any loan of any monies to any Person or guarantee of any obligations of any Person by the Company Group;

(k)        except as required by U.S. GAAP, any change in the accounting methods or practices (including, any change in depreciation or amortization policies or rates) of the Company Group or any revaluation of any of the assets of the Company Group;

(l)         any amendment to the Company Group’s organizational documents, or any engagement by the Company Group in any merger, consolidation, reorganization, reclassification, liquidation, dissolution or similar transaction;

(m)       any acquisition of assets (other than acquisitions of inventory in the ordinary course of business consistent with past practice) or business of any Person;

(n)        any material Tax election made by the Company Group outside of the ordinary course of business consistent with past practice, or any material Tax election changed or revoked by the Company Group; any material claim, notice, audit report or assessment in respect of Taxes settled or compromised by the Company Group; any annual Tax accounting period changed by the Company Group; any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any Tax entered into by the Company Group; or any right to claim a material Tax refund surrendered by the Company Group; or

(o)        any commitment or agreement to do any of the foregoing.

A-18

5.14         Properties; Title to the Company’s Assets.

(a)        Except as set forth on Schedule 5.14(a), the items of Tangible Personal Property have no defects, are in good operating condition and repair and function in accordance with their intended uses (ordinary wear and tear excepted) and have been properly maintained, and are suitable for their present uses and meet all specifications and warranty requirements with respect thereto.

(b)        All of the Tangible Personal Property is located at the office of the Company.

(c)        The Company has good, valid and marketable title in and to, or in the case of the Leases and the assets which are leased or licensed pursuant to Contracts, a valid leasehold interest or license in or a right to use, all of their assets reflected on the Balance Sheet. Except as set forth on Schedule 5.14(c), no such asset is subject to any Liens other than Permitted Liens. The Company Group’s assets constitute all of the assets of any kind or description whatsoever, including goodwill, for the Company Group to operate the Business immediately after the Closing in the same manner as the Business is currently being conducted.

5.15         Litigation. Except as set forth on Schedule 5.15, there is no Action (or any basis therefore) pending against, or to the best knowledge of the Company threatened against or affecting, the Company Group, any of its officers or directors, the Business, or any Company Capital Stock or any of the Company’s Group assets or any Contract before any court, Authority or official or which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated hereby or by the Additional Agreements. There are no outstanding judgments against the Company Group. The Company Group is not, and has not been in the past five (5) years, subject to any proceeding with any Authority.

5.16         Contracts.

(a)        Schedule 5.16(a) lists all Contracts, oral or written (collectively, “Material Contracts”) to which the Company Group is a party and which are currently in effect and constitute the following:

(i)          all Contracts that require annual payments or expenses by, or annual payments or income to, the Company Group of $1,000,000 or more (other than standard purchase and sale orders entered into in the ordinary course of business consistent with past practice);

(ii)         all sales, advertising, agency, lobbying, broker, sales promotion, market research, marketing or similar contracts and agreements, in each case requiring the payment of any commissions by the Company Group in excess of $1,000,000 annually;

(iii)        all employment Contracts, employee leasing Contracts, and consultant and sales representatives Contracts with any current or former officer, director, employee or consultant of the Company Group or other Person, under which the Company Group (A) has continuing obligations for payment of annual compensation of at least $1,000,000 (other than oral arrangements for at-will employment), (B) has severance or post termination obligations to such Person (other than COBRA obligations), or (C) has an obligation to make a payment upon consummation of the transactions contemplated hereby or as a result of a change of control of the Company;

A-19

(iv)        all Contracts creating a joint venture, strategic alliance, limited liability company and partnership agreements to which the Company Group is a party;

(v)         all Contracts relating to any acquisitions or dispositions of assets by the Company Group;

(vi)        all Contracts for material licensing agreements, including Contracts licensing Intellectual Property Rights, other than “shrink wrap” licenses;

(vii)       all Contracts relating to secrecy, confidentiality and nondisclosure agreements restricting the conduct of the Company Group or limiting the freedom of the Company Group to compete in any line of business or with any Person or in any geographic area;

(viii)      all Contracts relating to patents, trademarks, service marks, trade names, brands, copyrights, trade secrets and other Intellectual Property Rights of the Company Group;

(ix)         all Contracts providing for guarantees, indemnification arrangements and other hold harmless arrangements made or provided by the Company Group, including all ongoing agreements for repair, warranty, maintenance, service, indemnification or similar obligations;

(x)          all Contracts with or pertaining to the Company Group to which any Affiliate of the Company Group is a party;

(xi)         all Contracts relating to property or assets (whether real or personal, tangible or intangible) in which the Company Group holds a leasehold interest (including the Leases) and which involve payments to the lessor thereunder in excess of $1,000,000 per year;

(xii)        all Contracts relating to outstanding Indebtedness, including financial instruments of indenture or security instruments (typically interest-bearing) such as notes, mortgages, loans and lines of credit;

(xiii)       any Contract relating to the voting or control of the equity interests of the Company Group or the election of directors of the Company Group (other than the organizational documents of the Company Group);

(xiv)       any Contract not cancellable by the Company Group with no more than 60 days’ notice if the effect of such cancellation would result in monetary penalty to the Company Group in excess of $1,000,000 per the terms of such contract;

A-20

(xv)       any Contract that can be terminated, or the provisions of which are altered, as a result of the consummation of the transactions contemplated by this Agreement or any of the Additional Agreements to which the Company Group is a party; and

(xvi)      any Contract for which any of the benefits, compensation or payments (or the vesting thereof) will be increased or accelerated by the consummation of the transactions contemplated hereby or the amount or value thereof will be calculated on the basis of any of the transactions contemplated by this Agreement.

(b)        Except as set for the on Schedule 5.16(b), each Contract is a valid and binding agreement, and is in full force and effect, and neither the Company Group nor, to the Company’s best knowledge, any other party thereto, is in breach or default (whether with or without the passage of time or the giving of notice or both) under the terms of any such Material Contract. Except as set for the on Schedule 5.16(b), the Company Group has not assigned, delegated, or otherwise transferred any of its rights or obligations with respect to any Material Contracts, or granted any power of attorney with respect thereto or to any of the Company Group’s assets. Except as set forth on Schedule 5.16(b), no Contract (i) requires the Company Group to post a bond or deliver any other form of security or payment to secure its obligations thereunder or (ii) imposes any non-competition covenants that may be binding on, or restrict the Business or require any payments by or with respect to Purchaser or any of its Affiliates.

(c)        Except as set forth on Schedule 5.16(c), none of the execution, delivery or performance by the Company of this Agreement or Additional Agreements to which the Company is a party or the consummation by the Company of the transactions contemplated hereby or thereby constitutes a default under or gives rise to any right of termination, cancellation or acceleration of any obligation of the Company Group or to a loss of any material benefit to which the Company Group is entitled under any provision of any Material Contract.

(d)        Except as set for the on Schedule 5.16(d), the Company Group is in compliance with all covenants, including all financial covenants, in all notes, indentures, bonds and other instruments or agreements evidencing any Indebtedness.

5.17         Licenses and Permits. Schedule 5.17 correctly lists each license, franchise, permit, order or approval or other similar authorization required under applicable law to carry out or otherwise affecting, or relating in any way to, the Business, together with the name of the Authority issuing the same (the “Permits”). Except as indicated on Schedule 5.17, such Permits are valid and in full force and effect, and none of the Permits will, assuming the related Company Consent has been obtained or waived prior to the Closing Date, be terminated or impaired or become terminable as a result of the transactions contemplated hereby. The Company Group has all Permits necessary to operate the Business.

5.18         Compliance with Laws. Except as set forth on Schedule 5.18, the Company Group is not in violation of, has not violated, and to the Company’s best knowledge, is neither under investigation with respect to nor has been threatened to be charged with or given notice of any violation or alleged violation of, any Law, or judgment, order or decree entered by any court, arbitrator or Authority, domestic or foreign, nor is there any basis for any such charge and within the last 24 months the Company Group has not received any subpoenas by any Authority.

A-21

(a)        Without limiting the foregoing paragraph, the Company Group is not in violation of, has not violated, and to the Company’s best knowledge is not under investigation with respect to nor has been threatened or charged with or given notice of any violation of any provisions of:

(i)          any Law applicable due to the specific nature of the Business, including Laws applicable to data privacy, data security and/or personal information (“Data Protection Laws”) and Laws applicable to lending activities;

(ii)         the Foreign Corrupt Practices Act of 1977 (§§ 78dd-1 et seq.), as amended (the “Foreign Corrupt Practices Act”);

(iii)        any comparable or similar Law of any jurisdiction; or

(iv)        any Law regulating or covering conduct in, or the nature of, the workplace, including regarding sexual harassment or, on any impermissible basis, a hostile work environment.

(b)        Without limiting the foregoing paragraph, neither the Company Group nor, to the knowledge of the Company, any director, officer, agent, employee, Affiliate or Person acting on behalf of the Company is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”). The Company Group has not engaged in transactions with, or exported any of its products or associated technical data (i) into (or to a national or resident of) Cuba, Iran, Iraq, Libya, North Korea, Syria or any other country to which the United States has embargoed goods to or has proscribed economic transactions with or (ii) to the knowledge of the Company, to any Person included on the United States Treasury Department’s list of Specially Designated Nationals or the U.S. Commerce Department’s Denied Persons List.

(c)        Except as set forth on Schedule 5.18, no permit, license or registration is required by the Company Group in the conduct of the Business under any of the Laws described in this Section 5.18.

5.19         Intellectual Property.

(a)          Schedule 5.19 sets forth a true, correct and complete list of all Intellectual Property Rights, specifying as to each, as applicable: (i) the nature of such Intellectual Property Right; (ii) the owner of such Intellectual Property Right; (iii) the jurisdictions by or in which such Intellectual Property Right has been issued or registered or in which an application for such issuance or registration has been filed; and (iv) all licenses, sublicenses and other agreements pursuant to which any Person is authorized to use such Intellectual Property Right.

A-22

(b)          Within the past five (5) years (or prior thereto if the same is still pending or subject to appeal or reinstatement) the Company Group has not been sued or charged in writing with or been a defendant in any Action that involves a claim of infringement of any Intellectual Property Rights, and the Company has no knowledge of any other claim of infringement by the Company Group, and no knowledge of any continuing infringement by any other Person of any Intellectual Property Rights of the Company Group.

(c)          The current use by the Company Group of the Intellectual Property Rights does not infringe, and the use by the Company Group of the Intellectual Property Rights after the closing will not infringe, the rights of any other Person. Any Intellectual Property Rights used by the Company Group in the performance of any services under any Contract is, and upon the performance of such Contract remains, owned by the Company Group and no client, customer or other third-party has any claim of ownership on the Intellectual Property Rights.

(d)          Except as disclosed on Schedule 5.19(d), all employees, agents, consultants or contractors who have contributed to or participated in the creation or development of any copyrightable, patentable or trade secret material on behalf of the Company Group or any predecessor in interest thereto either: (i) is a party to a "work-for-hire" agreement under which the Company Group is deemed to be the original owner/author of all property rights therein; or (ii) has executed an assignment or an agreement to assign in favor of the Company Group (or such predecessor in interest, as applicable) all right, title and interest in such material.

(e)          None of the execution, delivery or performance by the Company of this Agreement or any of the Additional Agreements to which the Company is a party or the consummation by the Company of the transactions contemplated hereby or thereby will cause any material item of Intellectual Property Rights owned, licensed, used or held for use by the Company Group immediately prior to the Closing to not be owned, licensed or available for use by the Company Group on substantially the same terms and conditions immediately following the Closing.

(f)          The Company has taken reasonable measures to safeguard and maintain the confidentiality and value of all trade secrets and other items of Intellectual Property Rights that are confidential and all other confidential information, data and materials licensed by the Company Group or otherwise used in the operation of the Business. The transactions contemplated by this Agreement will not result in the violation of any Data Protection Laws or the privacy policies of the Company Group.

5.20         Customers and Suppliers.

(a)        Schedule 5.20(a) sets forth a list of the Company Group’s ten (10) largest customers and the ten (10) largest suppliers as measured by the dollar amount of purchases therefrom or thereby, for the Company Group’s December 31, 2017 fiscal year and for the first nine months of the Company Group’s December 31, 2018 fiscal year, showing the approximate total sales by the Company Group to each such customer and the approximate total purchases by the Company Group from each such supplier, during each such period.

A-23

(b)        Except as indicated on Schedule 5.20(b), to the actual knowledge of the Company, no customer or supplier listed on Schedule 5.20(a) has (i) terminated its relationship with the Company Group, (ii) materially reduced its business with the Company Group or materially and adversely modified its relationship with the Company Group, (iii) notified the Company Group in writing of its intention to take any such action, or (iv) to the knowledge of the Company, become insolvent or subject to bankruptcy proceedings.

5.21         Accounts Receivable and Payable; Loans.

(a)        All accounts receivable and notes of the Company Group reflected on the Financial Statements, and all accounts receivable and notes arising subsequent to the date thereof, represent valid obligations arising from services actually performed or goods actually sold by the Company Group in the ordinary course of business consistent with past practice. The accounts payable of the Company reflected on the Financial Statements, and all accounts payable arising subsequent to the date thereof, arose from bona fide transactions in the ordinary course consistent with past practice.

(b)        To the best of the Company’s knowledge, there is no contest, claim, or right of setoff in any agreement with any maker of an account receivable or note relating to the amount or validity of such account, receivables or note involving an amount in excess of $1,000,000. Except as set forth on Schedule 5.21(b), to the best knowledge of the Company, all accounts, receivables or notes are good and collectible in the ordinary course of business.

(c)        The information set forth on Schedule 5.21(c) separately identifies any and all accounts, receivables or notes of the Company Group which are owed by any Affiliate of the Company Group. Except as set forth on Schedule 5.21(c), the Company Group is not indebted to any of its Affiliates and no Affiliates are indebted to the Company Group.

5.22         Pre-payments. Except as set forth on Schedule 5.22, the Company Group has not received any payments with respect to any services to be rendered or goods to be provided after the Closing except in the ordinary course of business.

5.23         Employees.

(a)        Schedule 5.23(a) sets forth a true, correct and complete list of each of the 20 highest compensated employees of the Company Group as of August 31, 2018, setting forth the name, title, current salary or compensation rate for each such person and total compensation (including bonuses and commissions) paid to each such person for the fiscal year ended December 31, 2017.

(b)        Except as set forth on Schedule 5.23(b), the Company Group is not a party to or subject to any collective bargaining agreement, or any similar agreement, and there has been no activity or proceeding by a labor union or representative thereof to organize any employees of the Company Group.

(c)        There are no pending or, to the knowledge of the Company, threatened claims or proceedings against the Company Group under any worker's compensation policy or long-term disability policy.

A-24

5.24         Employment Matters.

(a)          Schedule 5.24(a) sets forth a true and complete list of every employment agreement, commission agreement, employee group or executive medical, life, or disability insurance plan, and each incentive, bonus, profit sharing, retirement, deferred compensation, equity, phantom stock, stock option, stock purchase, stock appreciation right or severance plan of the Company Group now in effect or under which the Company Group has or might have any obligation, or any understanding between the Company Group and any employee concerning the terms of such employee’s employment that does not apply to the Company Group’s employees generally (collectively, “Labor Agreements”). The Company Group has previously delivered to Purchaser true and complete copies of each such Labor Agreement, any employee handbook or policy statement of the Company Group, and complete and correct information concerning the Company Group’s employees.

(b)          Except as disclosed on Schedule 5.24(b):

(i)          to the best knowledge of the Company Group, no employee of the Company Group, in the ordinary course of his or her duties, has breached or will breach any obligation to a former employer in respect of any covenant against competition or soliciting clients or employees or servicing clients or confidentiality or any proprietary right of such former employer; and

(ii)         the Company Group is not a party to any collective bargaining agreement, does not have any material labor relations problems, and there is no pending representation question or union organizing activity respecting employees of the Company Group.

5.25         Withholding. Except as disclosed on Schedule 5.25, all obligations of the Company Group applicable to its employees, whether arising by operation of Law, by contract, by past custom or otherwise, or attributable to payments by the Company Group to trusts or other funds or to any governmental agency, with respect to unemployment compensation benefits, social security benefits or any other benefits for its employees with respect to the employment of said employees through the date hereof have been paid or adequate accruals therefor have been made on the Financial Statements. Except as disclosed on Schedule 5.25, all reasonably anticipated obligations of the Company Group with respect to such employees (except for those related to wages during the pay period immediately prior to the Closing Date and arising in the ordinary course of business), whether arising by operation of Law, by contract, by past custom, or otherwise, for salaries and holiday pay, bonuses and other forms of compensation payable to such employees in respect of the services rendered by any of them prior to the date hereof have been or will be paid by the Company Group prior to the Closing Date.

5.26         Employee Benefits and Compensation. Schedule 5.26 sets forth each “employee benefit plan” (as defined in Section 3(3) of ERISA), bonus, deferred compensation, equity-based or non-equity-based incentive, severance or other plan or written agreement relating to employee or director benefits or employee or director compensation or fringe benefits, maintained or contributed to by the Company Group at any time during the 5-calendar year period immediately preceding the date hereof and/or with respect to which the Company Group could incur or could have incurred any direct or indirect, fixed or contingent liability (each a “Plan” and collectively, the “Plans”). Each Plan is in compliance with applicable law in all material respects.

A-25

5.27         Real Property.

(a)          Except as set forth on Schedule 5.27, the Company Group does not own, or otherwise have an interest in, any Real Property, including under any Real Property lease, sublease, space sharing, license or other occupancy agreement. The Company Group has good, valid and subsisting title to its respective leasehold estates in the offices described on Schedule 5.27, free and clear of all Liens. The Company Group has not breached or violated any local zoning ordinance, and no notice from any Person has been received by the Company Group or served upon the Company Group claiming any violation of any local zoning ordinance.

(b)          With respect to the Lease: (i) it is valid, binding and in full force and effect; (ii) all rents and additional rents and other sums, expenses and charges due thereunder have been paid; (iii) the lessee has been in peaceable possession since the commencement of the original term thereof; (iv) no waiver, indulgence or postponement of the lessee’s obligations thereunder has been granted by the lessor; (v) there exist no default or event of default thereunder by the Company Group or, to the Company’s knowledge, by any other party thereto; (vi) there exists no occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any further event or condition, would become a default or event of default by the Company Group thereunder; and (vii) there are no outstanding claims of breach or indemnification or notice of default or termination thereunder. The Company Group holds the leasehold estate on the Lease free and clear of all Liens, except for Liens of mortgagees of the Real Property in which such leasehold estate is located. The Real Property leased by the Company Group is in a state of maintenance and repair in all material respects adequate and suitable for the purposes for which it is presently being used, and there are no material repair or restoration works likely to be required in connection with any of the leased Real Properties. The Company Group is in physical possession and actual and exclusive occupation of the whole of the leased property, none of which is subleased or assigned to another Person. The Lease leases all useable square footage of the premise located at the leased Real Property. The Company Group does not owe any brokerage commission with respect to any Real Property.

5.28         Accounts. Schedule 5.28 sets forth a true, complete and correct list of the checking accounts, deposit accounts, safe deposit boxes, and brokerage, commodity and similar accounts of the Company Group, including the account number and name, the name of each depositary or financial institution and the address where such account is located and the authorized signatories thereto.

A-26

5.29         Tax Matters. Except as set forth on Schedule 5.29:

(a)        (i) The Company Group has duly and timely filed all material Tax Returns which are required to be filed by or with respect to it, and has paid all Taxes which have become due; (ii) all such Tax Returns are true, correct and complete and accurate in all material respects; (iii) all such Tax Returns have been examined by the relevant Taxing Authority or the period for assessment for Taxes in respect of such Tax Returns has expired; (iv) there is no Action, pending or proposed in writing, with respect to Taxes of the Company Group; (v) no statute of limitations in respect of the assessment or collection of any Taxes of the Company Group for which a Lien may be imposed on any of the Company Group’s assets has been waived or extended, which waiver or extension is in effect; (vi) the Company Group has complied in all material respects with all applicable Laws relating to the reporting, payment, collection and withholding of Taxes and has duly and timely withheld or collected, paid over to the applicable Taxing Authority and reported all Taxes (including income, social, security and other payroll Taxes) required to be withheld or collected by the Company Group; (vii) no stock transfer Tax, sales Tax, use Tax, real estate transfer Tax or other similar Tax will be imposed on the transfer of the Company Capital Stock by the Stockholders to the Purchaser pursuant to this Agreement; (viii) there is no Lien (other than Permitted Liens) for Taxes upon any of the assets of the Company Group; (ix) there is no outstanding request for a ruling from any Taxing Authority, request for a consent by a Taxing Authority for a change in a method of accounting, subpoena or request for information by any Taxing Authority, or agreement with any Taxing Authority, with respect to the Company Group; (x) no claim has ever been made by a Taxing Authority in a jurisdiction where the Company Group has not paid any Tax or filed Tax Returns, asserting that the Company Group is or may be subject to Tax in such jurisdiction; (xi) the Company Group has provided to Purchaser true, complete and correct copies of all Tax Returns relating to, and all audit reports and correspondence relating to each proposed adjustment, if any, made by any Taxing Authority with respect to, any taxable period ending after December 31, 2014; (xii) there is no outstanding power of attorney from the Company Group authorizing anyone to act on behalf of the Company Group in connection with any Tax, Tax Return or Action relating to any Tax or Tax Return of the Company Group; (xiii) the Company Group is not, and has ever been, a party to any Tax sharing or Tax allocation Contract; (xiv) the Company Group is and has never been included in any consolidated, combined or unitary Tax Return; (xv) to the knowledge of the Company, no issue has been raised by a Taxing Authority in any prior Action relating to the Company Group with respect to any Tax for any period which, by application of the same or similar principles, could reasonably be expected to result in a proposed Tax deficiency of the Company Group for any other period; and (xvi) the Company Group has not requested any extension of time within which to file any Tax Return, which Tax Return has since not been filed.

(b)        The Company Group will not be required to include any item of income or exclude any item of deduction for any taxable period ending after the Closing Date as a result of the use of a method of accounting with respect to any transaction that occurred on or before the Closing Date.

(c)        The unpaid Taxes of the Company Group (i) did not, as of the most recent fiscal month end, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Unaudited Financial Statements and (ii) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company in filing its Tax Return.

A-27

5.30         Environmental Laws.

(a)        Except as set forth in Schedule 5.30, the Company Group has not (i) received any written notice of any alleged claim, violation of or Liability under any Environmental Law which has not heretofore been cured or for which there is any remaining liability; (ii) disposed of, emitted, discharged, handled, stored, transported, used or released any Hazardous Materials, arranged for the disposal, discharge, storage or release of any Hazardous Materials, or exposed any employee or other individual to any Hazardous Materials so as to give rise to any Liability or corrective or remedial obligation under any Environmental Laws; or (iii) entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other Person with respect to liabilities arising out of Environmental Laws or the Hazardous Materials Activities of the Company Group.

(b)        The Company Group has delivered to Purchaser all material records in its possession concerning the Hazardous Materials Activities of the Company Group and all environmental audits and environmental assessments in the possession or control of the Company Group of any facility currently owned, leased or used by the Company Group which identifies the potential for any violations of Environmental Law or the presence of Hazardous Materials on any property currently owned, leased or used by the Company Group.

(c)        Except as set forth on Schedule 5.30(c), there are no Hazardous Materials in, on, or under any properties owned, leased or used at any time by the Company Group such as could give rise to any material liability or corrective or remedial obligation of the Company Group under any Environmental Laws.

5.31         Finders’ Fees. Except as set forth on Schedule 5.31, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Company Group or any of Affiliates who might be entitled to any fee or commission from the Company, Merger Sub, Purchaser or any of their Affiliates upon consummation of the transactions contemplated by this Agreement.

5.32         Powers of Attorney and Suretyships. Except as set forth on Schedule 5.32, the Company Group does not have any general or special powers of attorney outstanding (whether as grantor or grantee thereof) or any obligation or liability (whether actual, accrued, accruing, contingent, or otherwise) as guarantor, surety, co-signer, endorser, co-maker, indemnitor or otherwise in respect of the obligation of any Person.

5.33         Directors and Officers. Schedule 5.33 sets forth a true, correct and complete list of all directors and officers of the Company Group.

5.34         Certain Business Practices. Neither the Company Group, nor any director, officer, agent or employee of the Company Group (in their capacities as such) has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977 or (iii) made any other unlawful payment. Neither the Company Group, nor any director, officer, agent or employee of the Company Group (nor any Person acting on behalf of any of the foregoing, but solely in his or her capacity as a director, officer, employee or agent of the Company Group) has, since January 1, 2015, directly or indirectly, given or agreed to give any gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Company Group or assist the Company Group in connection with any actual or proposed transaction, which, if not given or continued in the future, would reasonably be expected to adversely affect the business or prospects of the Company Group and would reasonably be expected to subject the Company Group to suit or penalty in any private or governmental litigation or proceeding.

A-28

5.35         Money Laundering Laws. The operations of the Company Group are and have been conducted at all times in compliance with anti-money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental authority (collectively, the “Money Laundering Laws”), and no Action involving the Company Group with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

5.36         Insurance. All forms of insurance owned or held by and insuring the Company Group are set forth on Schedule 5.36, and such policies are in full force and effect. All premiums with respect to such policies covering all periods up to and including the Closing Date have been paid, and no notice of cancellation or termination has been received with respect to any such policy which was not replaced on substantially similar terms prior to the date of such cancellation or termination. There is no existing default or event which, with or without the passage of time or the giving of notice or both, would constitute a default under any such policy or entitle any insurer to terminate or cancel any such policy. Such policies will not in any way be affected by or terminate or lapse by reason of the transactions contemplated by this Agreement or the Additional Agreements. The insurance policies to which the Company Group is a party are sufficient for compliance with all requirements of all Contracts to which the Company Group is a party or by which the Company Group is bound. In the three (3) years preceding the date of this Agreement, the Company Group has not been refused any insurance with respect to its assets or operations or had its coverage limited by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance. The Company Group does not have any self-insurance arrangements.

5.37         Related Party Transactions. Except as contemplated by this Agreement and the Financial Statements, no Affiliate of the Company Group (a) is a party to any Contract, or has otherwise entered into any transaction, understanding or arrangement, with the Company Group or (b) owns any property or right, tangible or intangible, which is used by the Company Group.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF PURCHASER AND MERGER SUB

Except as disclosed in the Purchaser SEC Documents filed with or furnished to the SEC prior to the date of this Agreement (other than any risk factor disclosures or other similar cautionary or predictive statements therein), Purchaser and Merger Sub (the “Purchaser Parties”) hereby represent and warrant to the Company that each of the following representations and warranties are true, correct and complete as of the date of this Agreement and as of the Closing Date:

6.1           Corporate Existence and Power. Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the Marshall Islands. Merger Sub is a company duly organized, validly existing and in good standing under the laws of the British Virgin Islands and was formed on October 1, 2018.

A-29

6.2           Corporate Authorization. The execution, delivery and performance by the Purchaser Parties of this Agreement and the Additional Agreements and the consummation by the Purchaser Parties of the transactions contemplated hereby and thereby are within the corporate powers of the Purchaser Parties and have been duly authorized by all necessary corporate action on the part of the Purchaser Parties. This Agreement has been duly executed and delivered by the Purchaser Parties and it constitutes, and upon its execution and delivery, the Additional Agreements will constitute, a valid and legally binding agreement of the Purchaser Parties, enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

6.3           Governmental Authorization. Assuming the accuracy of the representations and warranties set forth in Section 5.3, neither the execution, delivery nor performance of this Agreement requires any consent, approval, license or other action by or in respect of, or registration, declaration or filing with any Authority.

6.4           Non-Contravention. The execution, delivery and performance by the Purchaser Parties of this Agreement does not and will not (i) contravene or conflict with the organizational or constitutive documents of the Purchaser Parties, or (ii) contravene or conflict with or constitute a violation of any provision of any Law, judgment, injunction, order, writ, or decree binding upon the Purchaser Parties.

6.5           Finders’ Fees. Except for any liabilities for fees or commissions described on Schedule 5.31 (which are the responsibility of the Company) and the Deferred Underwriting Amount, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Purchaser Parties or their Affiliates who might be entitled to any fee or commission from the Company or any of its Affiliates upon consummation of the transactions contemplated by this Agreement or any of the Additional Agreements.

6.6           Issuance of Shares. The Closing Payment Shares, when issued in accordance with this Agreement, will be duly authorized and validly issued, and will be fully paid and nonassessable.

A-30

6.7           Capitalization.

(a)        The authorized capital stock of Purchaser consists of 400,000,000 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), 100,000,000 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock” and together with the Class A Common Stock, “Purchaser Common Stock”), and 50,000,000 shares of preferred stock, par value $0.0001 per share (“Purchaser Preferred Stock”) of which 15,173,100 shares of Class A Common Stock (inclusive of Class A Common Stock included in any outstanding Purchaser Units) and 3,793,275 shares of Class B Common Stock are issued and outstanding as of the date hereof, and no shares of Purchaser Preferred Stock are issued and outstanding as of the date hereof. In addition, 10,942,962 Purchaser Warrants (inclusive of Purchaser Public Warrants included in any outstanding Purchaser Units) are issued and outstanding as of the date hereof.  All shares of Class B Common Stock shall automatically convert into shares of Class A Common Stock on a one-for-one basis upon Closing. No other shares of capital stock or other voting securities of Purchaser are issued, reserved for issuance or outstanding. All issued and outstanding shares of Purchaser Common Stock are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of MIBCA, the Purchaser’s organizational documents or any contract to which Purchaser is a party or by which Purchaser is bound. Except as set forth in the Purchaser’s organizational documents, there are no outstanding contractual obligations of Purchaser to repurchase, redeem or otherwise acquire any shares of Purchaser Common Stock or any capital equity of Purchaser. There are no outstanding contractual obligations of Purchaser to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(b)          The Merger Sub is authorized to issue 50,000 shares with no par value (“Merger Sub Common Stock”) of which 100 shares of Merger Sub Common Stock are issued and outstanding as of the date hereof. No other shares or other voting securities of Merger Sub are issued, reserved for issuance or outstanding. All issued and outstanding shares of Merger Sub Common Stock are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of British Virgin Islands law, the Merger Sub’s organizational documents or any contract to which Merger Sub is a party or by which Merger Sub is bound. Except as set forth in the Merger Sub’s organizational documents, there are no outstanding contractual obligations of Merger Sub to repurchase, redeem or otherwise acquire any shares of Merger Sub Common Stock or any capital equity of Merger Sub. There are no outstanding contractual obligations of Merger Sub to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

6.8           Information Supplied. None of the information supplied or to be supplied by the Purchaser Parties expressly for inclusion or incorporation by reference in the filings with the SEC and mailings to Purchaser’s stockholders with respect to the solicitation of proxies to approve the transactions contemplated by this Agreement and the Additional Agreements, if applicable, or in any other Additional Purchaser SEC Documents, will, at the date of filing and/ or mailing, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by Purchaser or that is included in the Purchaser SEC Documents).

6.9           Trust Fund. As of the date of this Agreement, Purchaser has at least $151,731,000 in the trust fund established by Purchaser for the benefit of its public stockholders (the “Trust Fund”) in a trust account maintained by Continental Stock Transfer & Trust Company (the “Trustee”) at KBC Bank (the “Trust Account”), and such monies are invested in “government securities” (as such term is defined in the Investment Company Act of 1940, as amended) and held in trust by the Trustee pursuant to the Investment Management Trust Agreement, dated as of November 18, 2016, between Purchaser and the Trustee (the “Trust Agreement”).

A-31

6.10         Listing. The Purchaser Units, Purchaser Common Stock and Purchaser Warrants are listed on the Nasdaq Capital Market, with trading tickets HUNTU, HUNT, HUNTW.

6.11         Board Approval. The Purchaser’s board of directors (including any required committee or subgroup of such board) has, as of the date of this Agreement, unanimously (i) declared the advisability of the transactions contemplated by this Agreement, (ii) determined that the transactions contemplated hereby are in the best interests of the stockholders of Purchaser and (iii) determined that the transactions contemplated hereby constitutes a “Business Combination” as such term is defined in Purchaser’s amended and restated certificate of incorporation and bylaws.

6.12         Purchaser SEC Documents and Financial Statements. Purchaser has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished by Purchaser with the SEC since Purchaser’s formation under the Exchange Act or the Securities Act, together with any amendments, restatements or supplements thereto, and will use commercially reasonable efforts to file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement (the “Additional Purchaser SEC Documents”). Purchaser has made available to the Company copies in the form filed with the SEC of all of the following, except to the extent available in full without redaction on the SEC’s website through EDGAR for at least two (2) days prior to the date of this Agreement: (i) Purchaser’s Annual Reports on Form 20-F for each fiscal year of Purchaser beginning with the first year Purchaser was required to file such a form, (ii) all proxy statements relating to Purchaser’s meetings of stockholders (whether annual or special) held, and all information statements relating to stockholder consents, since the beginning of the first fiscal year referred to in clause (i) above, (iii) its Form 6-Ks filed since the beginning of the first fiscal year referred to in clause (i) above, and (iv) all other forms, reports, registration statements and other documents (other than preliminary materials if the corresponding definitive materials have been provided to the Company pursuant to this Section 6.12) filed by Purchaser with the SEC since Purchaser’s formation (the forms, reports, registration statements and other documents referred to in clauses (i), (ii), (iii), and (iv) above, whether or not available through EDGAR, are, collectively, the (“Purchaser SEC Documents”). The Purchaser SEC Documents were, and the Additional Purchaser SEC Documents will be, prepared in all material respects in accordance with the requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The Purchaser SEC Documents did not, and the Additional Purchaser SEC Documents will not, at the time they were or are filed, as the case may be, with the SEC (except to the extent that information contained in any Purchaser SEC Document or Additional Purchaser SEC Document has been or is revised or superseded by a later filed Purchaser SEC Document or Additional Purchaser SEC Document, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the foregoing does not apply to statements in or omissions in any information supplied or to be supplied by the Company Group expressly for inclusion or incorporation by reference in any SEC Statement or Other Filing. As used in this Section 6.12, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

A-32

6.13         Certain Business Practices. Neither the Purchaser, nor any director, officer, agent or employee of the Purchaser (in their capacities as such) has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977 or (iii) made any other unlawful payment. Neither the Purchaser, nor any director, officer, agent or employee of the Purchaser (nor any Person acting on behalf of any of the foregoing, but solely in his or her capacity as a director, officer, employee or agent of the Purchaser) has, since the IPO, directly or indirectly, given or agreed to give any gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Purchaser or assist the Purchaser in connection with any actual or proposed transaction, which, if not given or continued in the future, would reasonably be expected to adversely affect the business or prospects of the Purchaser and would reasonably be expected to subject the Purchaser to suit or penalty in any private or governmental litigation or proceeding.

6.14         Money Laundering Laws. The operations of the Purchaser are and have been conducted at all times in compliance with the Money Laundering Laws, and no Action involving the Purchaser with respect to the Money Laundering Laws is pending or, to the knowledge of the Purchaser, threatened.

ARTICLE VII
COVENANTS OF THE PARTIES PENDING CLOSING

7.1           Conduct of the Business. Each of the Company and the Purchaser covenants and agrees that:

(a)        from the date hereof through the Closing Date, each party shall conduct business only in the ordinary course, (including the payment of accounts payable and the collection of accounts receivable), consistent with past practices, and shall not enter into any material transactions without the prior written consent of the other party, and shall use its best efforts to preserve intact its business relationships with employees, clients, suppliers and other third parties. Without limiting the generality of the foregoing, from the date hereof until and including the Closing Date, without the other party’s prior written consent (which shall not be unreasonably withheld), neither party shall, and the Company shall cause its Subsidiaries not to:

(i)          amend, modify or supplement its certificate of incorporation and bylaws or other organizational or governing documents, provided that the Purchaser may amend its articles of association in connection with the Trust extension pursuant to Section 7.8;

A-33

(ii)         amend, waive any provision of, terminate prior to its scheduled expiration date, or otherwise compromise in any way, any Contract or any other right or asset of the Company or Purchaser;

(iii)        modify, amend or enter into any contract, agreement, lease, license or commitment, which (A) is with respect to Real Property, (B) extends for a term of one year or more or (C) obligates the payment of more than $1,000,000 (individually or in the aggregate);

(iv)        make any capital expenditures in excess of $1,000,000 (individually or in the aggregate);

(v)         sell, lease, license or otherwise dispose of any of the Company Group’s or Purchaser’s assets or assets covered by any Contract except (i) pursuant to existing contracts or commitments disclosed herein, (ii) sales of Inventory in the ordinary course consistent with past practice, and (iii) the transfer by Purchaser of the equity interests of Hunter Maritime NV and Maritime Partner BVBA to an Affiliate of Purchaser;

(vi)        accept returns of products sold from Inventory except in the ordinary course, consistent with past practice;

(vii)       pay, declare or promise to pay any dividends or other distributions with respect to its capital stock or other equity securities, or pay, declare or promise to pay any other payments to any stockholder or other equityholder (other than payment of salary, benefits, leases, commissions and other regular and necessary similar payments in the ordinary course);

(viii)      obtain or incur any loan or other Indebtedness, including drawings under the Company Group’s or the Purchaser’s existing lines of credit, or repay or satisfy any Indebtedness other than repayment of Indebtedness in accordance with the terms thereof;

(ix)         suffer or incur any Lien, except for Permitted Liens, on the Company Group’s assets;

(x)          suffer any damage, destruction or loss of property related to any of the Company Group’s or the Purchaser’s assets, whether or not covered by insurance;

(xi)         delay, accelerate or cancel any receivables or Indebtedness owed to the Company Group or the Purchaser or write off or make further reserves against the same;

(xii)        merge or consolidate with or acquire any other Person or be acquired by any other Person;

A-34

(xiii)       permit any insurance policy protecting any of the Company Group’s or the Purchaser’s assets to lapse, unless simultaneously with such lapse, a replacement policy underwritten by an insurance company of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the lapsed policy for substantially similar premiums or less is in full force and effect;

(xiv)      adopt any severance, retention or other employee plans, amend any of its employee plans or fail to continue to make timely contributions thereto in accordance with the terms thereof;

(xv)       institute, settle or agree to settle any litigation, action, proceeding or investigation before any court or governmental body in each case in excess of $1,000,000 (exclusive of any amounts covered by insurance) or that imposes injunctive or other non-monetary relief on such party;

(xvi)      make any change in its accounting principles or methods (provided that the Purchaser may change from IFRS to U.S. GAAP financial reporting or change its auditors) or write down the value of any Inventory or assets;

(xvii)     change the place of business or jurisdiction of organization;

(xviii)    issue, redeem or repurchase any capital stock, membership interests or other securities, or issue any securities exchangeable for or convertible into any shares of its capital stock or other securities (other than any redemption by the Purchaser of its stockholders pursuant to Section 7.5, or as otherwise contemplated herein);

(xix)       make or change any material Tax election or change any annual Tax accounting periods;

(xx)        enter into any transaction with or distribute or advance any assets or property to any of its Affiliates other than the payment of salary and benefits in the ordinary course; or

(xxi)       agree to do any of the foregoing.

(b)        Neither party shall knowingly and intentionally (i) take or agree to take any action that might make any representation or warranty of such party inaccurate or misleading in any respect at, or as of any time prior to, the Closing Date or (ii) omit to take, or agree to omit to take, any action necessary to prevent any such representation or warranty from being inaccurate or misleading in any respect at any such time.

A-35

(c)        From the date hereof through the Closing Date, neither the Company Group, on the one hand, nor the Purchaser, on the other hand, shall, and such Persons shall use reasonable best efforts to cause each of their respective officers, directors, Affiliates, managers, consultant, employees, representatives and agents not to, directly or indirectly, (i) encourage, solicit, initiate, engage or participate in negotiations with any Person concerning any Alternative Transaction, (ii) take any other action intended or designed to facilitate the efforts of any Person relating to a possible Alternative Transaction or (iii) approve, recommend or enter into any Alternative Transaction or any Contract related to any Alternative Transaction. For purposes of this Agreement, the term “Alternative Transaction” shall mean any of the following transactions involving the Company Group or the Purchaser (other than the transactions contemplated by this Agreement): (i) any merger, consolidation, share exchange, business combination or other similar transaction, or (ii) any sale, lease, exchange, transfer or other disposition of a material portion of the assets of such Person (other than sales of inventory in the ordinary course of business) or any class or series of the capital stock or other equity interests of the Company Group or the Purchaser in a single transaction or series of transactions. In the event that there is an unsolicited proposal for, or an indication of a serious interest in entering into, an Alternative Transaction, communicated in writing to the Company Group or the Purchaser or any of their respective representatives or agents (each, an “Alternative Proposal”), such party shall as promptly as practicable (and in any event within one (1) Business Day after receipt) advise the other parties to this Agreement orally and in writing of any Alternative Proposal and the material terms and conditions of any such Alternative Proposal (including any changes thereto) and the identity of the person making any such Alternative Proposal. The Company and the Purchaser shall keep the other parties informed on a reasonably current basis of material developments with respect to any such Alternative Proposal.

7.2           Access to Information. From the date hereof until and including the Closing Date, the Company and the Purchaser shall each, to the best of its ability, (a) continue to give the other party, its legal counsel and other representatives full access to the offices, properties and, Books and Records, (b) furnish to the other party, its legal counsel and other representatives such information relating to the business of the Company Group and the Purchaser as such Persons may request and (c) cause the employees, legal counsel, accountants and representatives to cooperate with the other party in its investigation of the Business; provided that no investigation pursuant to this Section (or any investigation prior to the date hereof) shall affect any representation or warranty given by the Company or the Purchaser and, provided further, that any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the Business of the Company. Notwithstanding anything to the contrary in this Agreement, neither party shall be required to provide the access described above or disclose any information if doing so is reasonably likely to (i) result in a waiver of attorney-client privilege, work product doctrine or similar privilege or (ii) violate any contract to which it is a party or to which it is subject or applicable Law.

7.3           Notices of Certain Events. Each party shall promptly notify the other party of:

(a)        any notice or other communication from any Person alleging or raising the possibility that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or that the transactions contemplated by this Agreement might give rise to any Action or other rights by or on behalf of such Person or result in the loss of any rights or privileges of the Company (or the Purchaser, post-Closing) to any such Person or create any Lien on any Company Capital Stock or capital stock of the Purchaser or any of the Company Group’s or the Purchaser’s assets;

(b)        any notice or other communication from any Authority in connection with the transactions contemplated by this Agreement or the Additional Agreements;

A-36

(c)        any Actions commenced or threatened against, relating to or involving or otherwise affecting either party or any of their stockholders or their equity, assets or business or that relate to the consummation of the transactions contemplated by this Agreement or the Additional Agreements;

(d)        the occurrence of any fact or circumstance which constitutes or results, or might reasonably be expected to constitute or result, in a Material Adverse Change; and

(e)        any inaccuracy of any representation or warranty of such party contained in this Agreement at any time during the term hereof, or any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, that would reasonably be expected to cause any of the conditions set forth in Article X not to be satisfied.

7.4           Annual and Interim Financial Statements. From the date hereof through the Closing Date, within sixty (60) calendar days following the end of each three-month quarterly period, the Company shall deliver to Purchaser an unaudited consolidated summary of the Company Group’s earnings and an unaudited consolidated balance sheet for the period from the Balance Sheet Date through the end of such quarterly period and the applicable comparative period in the preceding fiscal year. The Company shall also promptly deliver to Purchaser copies of any audited consolidated financial statements of the Company Group that the Company’s certified public accountants may issue.

7.5           Tender Offer.

(a)          Tender Offer. Prior to the Closing Date, Purchaser will provide its stockholders with the opportunity to redeem their shares of Purchaser Common Stock for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, less taxes payable by Purchaser, upon the consummation of the transactions contemplated by this Agreement (the “Tender Offer”). Unless otherwise agreed to by the parties, Purchaser shall use its commercially reasonably best efforts (subject to market conditions) to conduct the Tender Offer pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act (as modified, waived or otherwise agreed to with the SEC) which regulates issuer tender offers and in compliance with the requirement of Article IX of its charter, and will file Tender Offer documents with the SEC. The Tender Offer documents will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and in addition shall contain substantially the same financial and other information about the transaction and the redemption rights as is required under Regulation 14A of the Exchange Act which regulates the solicitation of proxies.

(b)          Payment Obligations. If the payment to a registered holder under the Tender Offer is to be made to a Person other than the Person in whose name the surrendered certificate formerly evidencing Purchaser Common Stock is registered on the transfer books of the Company, it shall be a condition of payment that the certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other Taxes required by reason of the payment of such consideration to a Person other than the registered holder of the certificate surrendered, or shall have established to the reasonable satisfaction of Purchaser that such Taxes either have been paid or are not applicable.

A-37

(c)          Tender Offer Documents. Purchaser shall file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, the “Schedule TO”) with respect to the Tender Offer which shall contain the materials set forth in this Section 7.5(c). The Schedule TO shall contain or shall incorporate by reference an offer to purchase (an “Offer to Purchase”) and forms of the related letter of transmittal and any related summary advertisement (such Schedule TO, Offer to Purchase and such other documents, together with all supplements and amendments thereto, being referred to herein collectively as the “Offer Documents”). Each of Purchaser and the Company agree to correct promptly any information provided by it for use in the Offer Documents that shall have become false or misleading in any material respect, and Purchaser further agrees to take all steps necessary to cause the Schedule TO, as so corrected, to be filed with the SEC, and the other Offer Documents, as so corrected, to be disseminated to holders of Purchaser Common Stock, in each case as and to the extent required by applicable federal securities laws. Purchaser shall give the Company and its counsel a reasonable opportunity to review and comment on the Offer Documents prior to such documents being filed with the SEC or disseminated to holders of the Purchaser Common Stock. Purchaser shall provide the Company and its counsel with any comments that Purchaser or its counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments and shall provide the Company and its counsel with a reasonable opportunity to participate in the response of Purchaser to such comments.

(d)          Company Cooperation. The Company acknowledges that a substantial portion of the filings with the SEC and mailings to Purchaser’s stockholders with respect to the Tender Offer shall include disclosure regarding the Company and its management, operations and financial condition. Accordingly, the Company agrees to as promptly as reasonably practical provide Purchaser with such information as shall be reasonably requested by Purchaser for inclusion in or attachment to the Offer Documents to be filed and/or mailed as of and following the commencement of the Tender Offer, that is accurate in all material respects and complies as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and in addition shall contain substantially the same financial and other information about the Company as is required under Regulation 14A of the Exchange Act regulating the solicitation of proxies even if such information is not required under the tender offer rules. The Company understands that such information shall be included in the Offer Documents and/or responses to comments from the SEC or its staff in connection therewith and mailings. The Company shall make, and cause each Subsidiary to make, their managers, directors, officers and employees available to Purchaser and its counsel in connection with the drafting of such filings and mailings and responding in a timely manner to comments from the SEC.

7.6           Trust Account. The Purchaser covenants that it shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement and for the payment of (i) all amounts payable to stockholders of Purchaser holding Purchaser Units or Purchaser Common Stock who shall have validly redeemed their Purchaser Units or Purchaser Common Stock upon acceptance by the Purchaser of such Purchaser Units or Purchaser Common Stock, (ii) the expenses to the third parties to which they are owed, (iii) the Deferred Underwriting Amount to the underwriter in the IPO and (iv) the remaining monies in the Trust Account to Purchaser.

A-38

7.7           Employees of the Company and the Manager. Schedule 7.7 lists those employees designated by the Company as key personnel of the Company (the “Key Personnel”). The Key Personnel shall, as a condition to their continued employment with the Company, execute and deliver to the Company non-competition, non-solicitation and confidentiality agreements in form and substance satisfactory to Purchaser (the “Non-Compete Agreements”). The Company shall use its best efforts to enter into Labor Agreements with each of its employees to the extent required by law prior to the Closing Date, and to satisfy all accrued obligations of the Company Group applicable to its employees, whether arising by operation of Law, by Contract, by past custom or otherwise, for payments by the Company to any trust or other fund or to any Authority, with respect to, social insurance benefits, housing fund benefits, unemployment or disability compensation benefits or otherwise.

7.8           Trust Extension. The Purchaser shall, (i) seek the approval of the Purchaser’s stockholders to extend the deadline for Purchaser to consummate a Business Combination beyond November 23, 2018 to a date no earlier than April 23, 2019 (or such other date as the Company and Purchaser may otherwise agree, and which may be structured, as agreed by the Purchaser and the Company, as multiple monthly or other periodic extensions at the election of Purchaser (which Purchaser will elect to extend, in each case, at the written request of the Company unless prohibited by applicable law) (such applicable date, the “Additional Extension Deadline") and (ii) use commercially reasonable efforts to obtain such approval (the “Trust Extension Approval”). Without limiting the foregoing, in order to seek such approval, promptly following the execution and delivery of this Agreement, Purchaser shall (i) prepare and furnish to the SEC on a Form 6-K the proxy statement (the “Extension Proxy Statement”) to be used for the purpose of soliciting proxies from the Purchaser’s stockholders to approve, at a special meeting of the Purchaser’s stockholders to be held prior to November 23, 2018, an amendment to Purchaser’s charter to extend the deadline for Purchaser to consummate a Business Combination to the Additional Extension Deadline, and (ii) prepare and file with the SEC under the Exchange Act, and with all other applicable regulatory bodies, a Schedule TO and related materials providing the Purchaser’s stockholders with an opportunity to have their Purchaser Common Shares redeemed in connection therewith (the “Extension Tender Offer”).

ARTICLE VIII
COVENANTS OF THE COMPANY

The Company agrees that:

8.1           Reporting and Compliance with Laws. From the date hereof through the Closing Date, the Company shall on behalf of the Company Group duly and timely file all Tax Returns required to be filed with the applicable Taxing Authorities, pay any and all Taxes required by any Taxing Authority and duly observe and conform in all material respects, to all applicable Laws and Orders.

A-39

8.2           Best Efforts to Obtain Consents; Stockholder Approval. The Company shall use its best efforts to obtain (a) each Company Consent and Governmental Approval as promptly as practicable hereafter, and (b) the Company Stockholders Approval as promptly as practicable hereafter but no later than thirty (30) days after completion of the Extension Tender Offer; provided, however, that neither the Company nor its representative shall commence any solicitation or communications, including the mailing of any proxy materials, relating to the transactions contemplated hereby prior to the completion of the Extension Tender Offer and the expiration of any related restricted periods. The Company shall provide the Purchaser with a reasonable opportunity to review all materials to be disseminated to the Stockholders in connection with the submission of the Merger, this Agreement, the Additional Agreements and the transactions contemplated hereby and thereby, to the Stockholders for their approval (the “Company Proxy Materials”), and shall include in such Company Proxy Materials all disclosures reasonably requested by the Purchaser.

8.3           Regulatory Licenses. The Company shall use its best efforts to obtain all the requisite regulatory licenses and permits for purposes of carrying out the Business legitimately.

ARTICLE IX
COVENANTS OF ALL PARTIES HERETO

The parties hereto covenant and agree that:

9.1           Best Efforts; Further Assurances. Subject to the terms and conditions of this Agreement, each party shall use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Laws, and in the case of the Company, as reasonably requested by Purchaser, to consummate and implement expeditiously each of the transactions contemplated by this Agreement. The parties hereto shall execute and deliver such other documents, certificates, agreements and other writings and take such other actions as may be necessary or desirable in order to consummate or implement expeditiously each of the transactions contemplated by this Agreement.

9.2           Compliance with SPAC Agreements. The Company and Purchaser shall comply with each of the agreements entered into in connection with the IPO, including that certain registration rights agreement, dated as of November 18, 2016 by and between Purchaser and the investors named therein, as the same may be amended from time to time.

9.3           Cooperation with SEC Statements.

(a)        Notwithstanding anything in this Agreement to the contrary, it is understood and agreed that the Purchaser intends to promptly prepare and file with the SEC a proxy statement, tender offer statement, registration statement, or such other form, statement, or report as may be required under the United States federal securities laws (such proxy statement, tender offer statement, or registration statement, or such other report or form, whether in preliminary or definitive form, and any amendments or supplements thereto, the “SEC Statement”) relating to the transactions contemplated hereby.

A-40

(b)        The Company shall provide Purchaser with all reasonable information concerning the business of the Company Group and the management, operations and financial condition of the Company Group as is required by the SEC for inclusion in the SEC Statements (“Company Information”), including, all financial statements required by relevant securities laws and regulations (the “Required Financial Statements”), which shall be prepared under such accounting principles and for such periods as required by the forms, rules and regulations of the SEC or as requested by the SEC in connection with its review of the SEC Statement or any Other Filing. Subject to the Company’s review and approval of any SEC Statement including Company Information and the consent of the Company’s auditor to the inclusion of the Required Financial Statements in any SEC Statement (in each case, such approval or consent not to be unreasonably withheld, conditioned or delayed), the Company acknowledges and agrees that Company Information (including the Required Financial Statements), or summaries thereof or extracts therefrom, may be included in the SEC Statement and any other filings required under the Exchange Act, Securities Act or any other United States federal, foreign or blue sky laws (“Other Filings”). In connection therewith, the Company shall instruct the employees, counsel, financial advisors, auditors and other authorized representatives of the Company Group to reasonably cooperate with Purchaser as relevant if required to achieve the foregoing. The Purchaser agrees to provide the Company with a reasonable opportunity to review any SEC Statement and to not file any SEC Statement without the Company’s approval (such approval not to be unreasonably withheld, conditioned or delayed).

(c)        As of the date of the filing of any SEC Statement with the SEC or Other Filing, none of the Company Information, Required Financial Statements or other financial information supplied by the Company in connection with the SEC Statement or Other Filing shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they were made, not misleading. If at any time prior to Closing, a change in such Company Information, Required Financial Statements or other financial information, which would make the preceding sentence incorrect, should be discovered by the Company, it shall promptly notify Purchaser of such change. The Company shall reasonably cooperate with Purchaser on a best efforts basis in its filing of the SEC Statement and Other Filings, and shall instruct the employees, counsel, financial advisors, auditors and other authorized representatives of the Company Group to reasonably cooperate with Purchaser in connection therewith.

9.4           Confidentiality. Except as necessary to complete the Offer Documents or any other SEC Statements or Other Filings, the Company, on the one hand, and Purchaser and Merger Sub, on the other hand, shall hold and shall cause their respective representatives to hold in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law, all documents and information concerning the other party furnished to it by such other party or its representatives in connection with the transactions contemplated by this Agreement (except to the extent that such information can be shown to have been (a) previously known by the party to which it was furnished, (b) in the public domain through no fault of such party or (c) later lawfully acquired from other sources, which source is not the agent of the other party, by the party to which it was furnished), and each party shall not release or disclose such information to any other person, except its representatives in connection with this Agreement. In the event that any party believes that it is required to disclose any such confidential information pursuant to applicable Laws, to the extent legally permissible, such party shall give timely written notice to the other party so that such party may have an opportunity to obtain a protective order or other appropriate relief. Each party shall be deemed to have satisfied its obligations to hold confidential information concerning or supplied by the other party if it exercises the same care as it takes to preserve confidentiality for its own similar information. The parties acknowledge that some previously confidential information will be required to be disclosed in the Offer Documents and any other SEC Statements and Other Filings.

A-41

9.5         Directors’ and Officers’ Indemnification and Liability Insurance.

(a)          All rights to indemnification for acts or omissions occurring through the Closing Date now existing in favor of the current directors and officers of the Company and the Purchaser as provided in their respective organizational documents or in any indemnification agreements shall survive the applicable Merger and shall continue in full force and effect in accordance with their terms.

(b)          Prior to the Closing Date, Purchaser shall purchase a directors and officers tail liability insurance policy, with respect to claims arising from facts and events that occurred prior to the Closing Date.

(c)          The provisions of this Section 9.5 are intended to be for the benefit of, and shall be enforceable by, each Person who will have been a director or officer of the Company or the Purchaser for all periods ending on or before the Closing Date and may not be changed with respect to any officer or director without his or her written consent.

ARTICLE X
CONDITIONS TO CLOSING

10.1         Condition to the Obligations of the Parties. The obligations of all of the parties to consummate the Closing are subject to the satisfaction of all the following conditions:

(a)        No provisions of any applicable Law, and no Order shall restrain or prohibit or impose any condition on the consummation of the Closing;

(b)        There shall not be any Action brought by any governmental Authority to enjoin or otherwise restrict the consummation of the Closing;

(c)      Each of the Voting Agreement, Registration Rights Agreement, Escrow Agreement and Class B Conversion Agreement shall have been entered into and the same shall be in full force and effect.

(d)        Purchaser shall have at least $5,000,001 of net tangible assets on the Closing Date as detailed in the final prospectus from the IPO.

(e)        The Purchaser’s initial listing application with the Nasdaq Stock Market in connection with the transactions contemplated hereby shall have been approved and the Purchaser Common Stock shall have been approved for listing on the Nasdaq Stock Market, subject to completion of the Merger.

A-42

(f)        The Company shall have obtained the Company Stockholders Approval as promptly as practicable hereafter but no later than thirty (30) days after completion of the Extension Tender Offer.

10.2         Conditions to Obligations of Purchaser. The obligation of Purchaser to consummate the Closing is subject to the satisfaction, or the waiver at Purchaser’s sole and absolute discretion, of all the following further conditions:

(a)        The Company shall have duly performed all of its obligations hereunder required to be performed by it at or prior to the Closing Date.

(b)        All of the representations and warranties of the Company contained in this Agreement and in any certificate delivered by the Company pursuant hereto, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, regardless of whether it involved a known risk, shall: (i) be true, correct and complete at and as of the date of this Agreement, or, (ii) if otherwise specified, when made or when deemed to have been made, and (iii) be true, correct and complete as of the Closing Date, except in the case of (i), (ii) and (iii) for any inaccuracies in such representations and warranties which would not in the aggregate reasonably be expected to have a Material Adverse Effect.

(c)        There shall have been no event, change or occurrence which individually or together with any other event, change or occurrence, would reasonably be expected to have a Material Adverse Effect, regardless of whether it involved a known risk.

(d)        Purchaser shall have received a certificate signed by the Chief Executive Officer and Chief Financial Officer of the Company to the effect set forth in clauses (a) through (c) of this Section 10.2.

(e)        Purchaser shall have received the Financial Statements at least 30 days before the Closing Date.

(f)         Purchaser shall have received all documents it may reasonably request relating to the existence of the Company and the authority of the Company to enter into and perform under this Agreement, all in form and substance reasonably satisfactory to Purchaser and its legal counsel, including (i) a copy of the Charter Documents certified as of a recent date by the Secretary of State or similar official of its jurisdictions of organization, (ii) copies of resolutions duly adopted by the board of directors of the Company and by vote or consent of the Stockholders authorizing this Agreement, the Additional Agreements and the transactions contemplated hereby and thereby, (iii) a certificate of the Secretary of the Company certifying as to signatures of the officer(s) executing this Agreement and any certificate or document to be delivered pursuant hereto, together with evidence of the incumbency of such Secretary, and (iv) a recent good standing certificate regarding the Company from each jurisdiction in which the Company organized or is qualified to do business.

(g)        The Key Personnel shall have executed the Non-Compete Agreements and the same shall be in full force and effect, and the Company shall have entered into Labor Agreements with each of its employees to the extent required by law, and satisfied all accrued obligations of the Company applicable to its employees.

A-43

(h)        The Equity Award Conversion Agreement shall have been entered into and the same shall be in full force and effect.

(i)         The Company Group shall have provided a signed copy of the supplemental agreement to the share transfer agreement between Beijing San Fu Wen Yun Co., Ltd. and Beijing NCF Financial Service Information Technology Co., Ltd in relation to the transfer of 100% equity interest in Tianjin Yuanrong Assets Management Co., Ltd, where the parties agree to extend the term to complete the share transfer registration with the competent Administration for Industry and Commerce without Beijing NCF Financial Service Information Technology Co., Ltd being deemed as breaching its contractual undertakings towards Beijing San Fu Wen Yun Co., Ltd.

(j)         The Company Group shall have completed the share pledge registration of aggregately RMB200,000,000 registered capital of Beijing Oriental Union Investment Management Co., Ltd held by LI Huanxiang and ZHANG Zhenxin in favour of Beijing NCF Financial Service Information Technology Co., Ltd.

10.3         Conditions to Obligations of the Company. The obligations of the Company to consummate the Closing is subject to the satisfaction, or the waiver at the Company’s discretion, of all of the following further conditions:

(a)        (i) The Purchaser shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing Date, (ii) the representations and warranties of Purchaser contained in this Agreement, and in any certificate or other writing delivered by the Purchaser pursuant hereto, disregarding all qualifications and expectations contained therein relating to materiality shall be true and correct in all respects at and as of the Closing Date, as if made at and as of such date, except for any inaccuracies in such representations and warranties which would not in the aggregate reasonably be expected to have a material adverse effect on the Purchaser, and (iii) the Company shall have received a certificate signed by an authorized officer of the Purchaser to the foregoing effect.

(b)        Purchaser shall have executed and delivered to the Company a copy of each Additional Agreement to which it is a party.

(c)        The Stockholder Designees shall have been appointed to the board of directors of the Purchaser, effective as of the Closing.

(d)        Each share of Class B Common Stock of the Purchaser will be converted into one share of Class A Common Stock of the Purchaser.

A-44

ARTICLE XI
INDEMNIFICATION

11.1        Indemnification of Purchaser. The Company (solely with respect to claims made under this Section 11.1 prior to the Closing), and the Stockholders Representative (on behalf of the Stockholders) hereby jointly and severally agree to indemnify and hold harmless Purchaser against and in respect of any actual and direct out-of-pocket loss, cost, payment, demand, penalty, forfeiture, expense, liability, judgment, deficiency or damage (including actual costs of investigation and attorneys’ fees and other costs and expenses) (all of the foregoing collectively, “Losses”) incurred or sustained by Purchaser as a result of or in connection with any breach, inaccuracy or nonfulfillment or the alleged breach, inaccuracy or nonfulfillment of any of the representations, warranties and covenants of the Company contained herein or any certificate or other writing delivered pursuant hereto. The total payments made by the Stockholders Representative (on behalf of the Stockholders) to the Purchaser with respect to such Losses shall not exceed $150,000,000 payable solely from Escrow Shares (the “Indemnifiable Loss Limit”), except that the Indemnifiable Loss Limit shall not apply with respect to fraud. For purposes of the foregoing, the Closing Payment Shares shall be valued at $10.00 per share. The Purchaser shall not be entitled to indemnification pursuant to this Section 11.1 unless and until the aggregate amount of Losses to Purchaser equals at least $10,000,000 (the “Basket”), at which time, subject to the Indemnifiable Loss Limit, the Purchaser shall be entitled to indemnification for the total amount of such Losses; provided, further, however, that any breach of Sections 5.1 (Corporate Existence and Power), 5.2 (Authorization), 5.5 (Capitalization), 5.14(c) (Title to the Company’s Assets), 5.23 (Employees), 5.24 (Employment Matters), 5.25 (Withholding), 5.26 (Employee Benefits and Compensation), 5.29 (Tax Matters) or 5.31 (Finders’ Fees) (collectively, the “Fundamental Representations”) shall not be subject to the Basket. Any liability pursuant to the terms of this Article XI shall be paid solely by the return for cancellation of the Escrow Shares in accordance with the terms of the Escrow Agreement.

11.2        Procedure. The following shall apply with respect to all claims by the Purchaser (an “Indemnified Party”) for indemnification:

(a)          An Indemnified Party shall give the Stockholders’ Representative prompt notice (an “Indemnification Notice”) of any third-party action with respect to which such Indemnified Party seeks indemnification pursuant to Section 11.1 or 11.2 (a “Third-Party Claim”), which shall describe in reasonable detail the Loss that has been or may be suffered by the Indemnified Party. The failure to give the Indemnification Notice shall not impair any of the rights or benefits of such Indemnified Party under Sections 11.1 or 11.2, except to the extent such failure materially and adversely affects the ability of the Stockholders’ Representative (on behalf of the Stockholders) (any of such parties, “Indemnifying Parties”) to defend such claim or increases the amount of such liability.

(b)          In the case of any Third-Party Claims as to which indemnification is sought by any Indemnified Party, such Indemnified Party shall be entitled, at the sole expense and liability of the Indemnifying Parties, to exercise full control of the defense, compromise or settlement of any Third-Party Claim unless the Indemnifying Parties, within a reasonable time after the giving of an Indemnification Notice by the Indemnified Party (but in any event within ten (10) days thereafter), shall (i) deliver a written confirmation to such Indemnified Party that the indemnification provisions of Sections 11.1 or 11.2 are applicable to such action and the Indemnifying Parties will indemnify such Indemnified Party in respect of such action pursuant to the terms of Sections 11.1 or 11.2 and, notwithstanding anything to the contrary, shall do so without asserting any challenge, defense, or limitation on the Indemnifying Parties liability for Losses, counterclaim or offset, (ii) notify such Indemnified Party in writing of the intention of the Indemnifying Parties to assume the defense thereof, and (iii) retain legal counsel reasonably satisfactory to such Indemnified Party to conduct the defense of such Third-Party Claim.

A-45

(c)          If the Indemnifying Parties assume the defense of any such Third-Party Claim pursuant to Section 11.3(b), then the Indemnified Party shall cooperate with the Indemnifying Parties in any manner reasonably requested in connection with the defense, and the Indemnified Party shall have the right to be kept fully informed by the Indemnifying Parties and their legal counsel with respect to the status of any legal proceedings, to the extent not inconsistent with the preservation of attorney-client or work product privilege. If the Indemnifying Parties so assume the defense of any such Third-Party Claim the Indemnified Party shall have the right to employ separate counsel and to participate in (but not control) the defense, compromise, or settlement thereof, but the fees and expenses of such counsel employed by the Indemnified Party shall be at the expense of such Indemnified Party unless (i) the Indemnifying Parties have agreed to pay such fees and expenses, or (ii) the named parties to any such Third-Party Claim (including any impleaded parties) include an Indemnified Party and an Indemnifying Party and such Indemnified Party shall have been advised by its counsel that there may be a conflict of interest between such Indemnified Party and the Indemnifying Parties in the conduct of the defense thereof, and in any such case the reasonable fees and expenses of such separate counsel shall be borne by the Indemnifying Parties.

(d)          If the Indemnifying Parties elect to assume the defense of any Third-Party Claim pursuant to Section 11.3(b), the Indemnified Party shall not pay, or permit to be paid, any part of any claim or demand arising from such asserted liability unless the Indemnifying Parties withdraw from or fail to vigorously prosecute the defense of such asserted liability, or unless a judgment is entered against the Indemnified Party for such liability. If the Indemnifying Parties do not elect to defend, or if, after commencing or undertaking any such defense, the Indemnifying Parties fail to adequately prosecute or withdraw such defense, the Indemnified Party shall have the right to undertake the defense or settlement thereof, at the Indemnifying Parties’ expense. Notwithstanding anything to the contrary, the Indemnifying Parties shall not be entitled to control, but may participate in, and the Indemnified Party (at the expense of the Indemnifying Parties) shall be entitled to have sole control over, the defense or settlement of (x) that part of any Third-Party Claim (i) that seeks a temporary restraining order, a preliminary or permanent injunction or specific performance against the Indemnified Party, or (ii) to the extent such Third-Party Claim involves criminal allegations against the Indemnified Party or (y) the entire Third-Party Claim if such Third-Party Claim would impose liability on the part of the Indemnified Party in an amount which is greater than the amount as to which the Indemnified Party is entitled to indemnification under this Agreement. In the event the Indemnified Party retains control of the Third-Party Claim, the Indemnified Party will not settle the subject claim without the prior written consent of the Indemnifying Party, which consent will not be unreasonably withheld or delayed.

(e)          If the Indemnified Party undertakes the defense of any such Third-Party Claim pursuant to Section 11.1 or 11.2 and proposes to settle the same prior to a final judgment thereon or to forgo appeal with respect thereto, then the Indemnified Party shall give the Indemnifying Parties prompt written notice thereof and the Indemnifying Parties shall have the right to participate in the settlement, assume or reassume the defense thereof or prosecute such appeal, in each case at the Indemnifying Parties’ expense. The Indemnifying Parties shall not, without the prior written consent of such Indemnified Party settle or compromise or consent to entry of any judgment with respect to any such Third-Party Claim (i) in which any relief other than the payment of money damages is or may be sought against such Indemnified Party, (ii) in which such Third-Party Claim could be reasonably expected to impose or create a monetary liability on the part of the Indemnified Party (such as an increase in the Indemnified Party’s income Tax) other than the monetary claim of the third party in such Third-Party Claim being paid pursuant to such settlement or judgment, or (iii) which does not include as an unconditional term thereof the giving by the claimant, person conducting such investigation or initiating such hearing, plaintiff or petitioner to such Indemnified Party of a release from all liability with respect to such Third-Party Claim and all other actions (known or unknown) arising or which might arise out of the same facts.

A-46

(f)          Following the Closing, the disinterested members of the board of directors of the Purchaser shall have the authority to institute and prosecute any claims for indemnification hereunder in good faith on behalf of the Purchaser to enforce the terms of this Agreement.

11.3         Escrow of Escrow Shares by Stockholders. The Company hereby authorizes the Purchaser to deliver the Escrow Shares into escrow (the “Escrow Fund”) pursuant to the Escrow Agreement. For purposes of this Article XI, the Escrow Shares are valued at $10.00 per share.

(a)          Escrow Shares. Payment of Dividends; Voting. Any dividends, interest payments, or other distributions of any kind made in respect of the Escrow Shares will be delivered promptly to the Escrow Agent to be held in escrow (the “Escrow Income”). The Stockholders shall be entitled to vote the Escrow Shares on any matters to come before the stockholders of the Purchaser.

(b)          Distribution of Escrow Shares. At the times provided for in Section 11.3(d), the Escrow Shares shall be released to the Stockholders’ Representative for distribution to the Stockholders. The Purchaser will take such action as may be necessary to cause such certificates and notes to be issued in the names of the appropriate persons. Certificates representing Escrow Shares so issued that are subject to resale restrictions under applicable securities laws will bear a legend to that effect. No fractional shares shall be released and delivered from the Escrow Fund to the Stockholders’ Representative and all fractional shares shall be rounded to the nearest whole share.

(c)          Assignability. No Escrow Shares or any beneficial interest therein may be pledged, sold, assigned or transferred, including by operation of law, by the Stockholders or be taken or reached by any legal or equitable process in satisfaction of any debt or other liability of the Stockholders, prior to the delivery to such Stockholders by the Stockholders’ Representative of the Escrow Fund by the Escrow Agent as provided herein.

(d)          Release from Escrow Fund. Within five (5) business days following expiration of the Survival Period (the “Release Date”), the Escrow Shares will be released from escrow to the Stockholders’ Representative less the number or amount of Escrow Shares (at an assumed value of $10.00 per Escrow Share) equal to the amount of any potential Losses set forth in any Indemnification Notice from the Purchaser with respect to any pending but unresolved claim for indemnification. Prior to the Release Date, the Stockholders’ Representative and the Purchaser shall jointly issue to the Escrow Agent a certificate executed by each of them instructing the Escrow Agent to release such number of Escrow Shares determined in accordance with this Section 11.4(d). Any Escrow Shares retained in escrow as a result of the immediately preceding sentence shall be released to the Stockholders’ Representative promptly upon resolution of the related claim for indemnification in accordance with the provisions of this Article XI.

A-47

11.4         Payment of Indemnification. In the event that Purchaser is entitled to any indemnification pursuant to this Article XI following the Closing, the Purchaser shall be paid exclusively from the Escrow Shares (other than Losses with respect to fraud). Any payments by the Stockholders to Purchaser will be treated as a reduction in the number of shares of Purchaser issued to the Stockholders for U.S. federal income tax purposes.

11.5         Insurance. Any indemnification payments hereunder shall take into account any insurance proceeds or other third party reimbursement actually received.

11.6         Survival of Indemnification Rights. Except for the Fundamental Representations and Section 6.1 (Corporate Existence and Power), Section 6.2 (Corporate Authorization), and Section 6.5 (Finders’ Fees) which shall survive until ninety (90) days after the expiration of the statute of limitations with respect thereto (including any extensions and waivers thereof), the representations and warranties of the Company and Purchaser and Merger Sub shall survive until fifteen (15) months (the “Survival Period”) following the Closing. The indemnification to which any Indemnified Party is entitled from the Indemnifying Parties pursuant to Section 11.1 or 11.2 for Losses shall be effective so long as it is asserted prior to: (x) ninety (90) days after the expiration of the applicable statute of limitations (including all extensions and waivers thereof), in the case of the representations and warranties referred to in the first sentence of this Section 11.6 and the breach or the alleged breach of any covenant or agreement of any Indemnifying Party; and (y) the fifteen (15) month anniversary of the Closing, in the case of all other representations and warranties of the Company and Purchaser and Merger Sub hereunder. The obligations of the Company (but not of the Stockholders) in Articles VII and VIII shall terminate upon the Closing.

ARTICLE XII
DISPUTE RESOLUTION

12.1         Arbitration.

(a)        The parties shall promptly submit any dispute, claim, or controversy arising out of or relating to this Agreement (including with respect to the meaning, effect, validity, termination, interpretation, performance, or enforcement of this Agreement) or any alleged breach thereof (including any action in tort, contract, equity, or otherwise), to binding arbitration before one arbitrator (the “Arbitrator”). Binding arbitration shall be the sole means of resolving any dispute, claim, or controversy arising out of or relating to this Agreement (including with respect to the meaning, effect, validity, termination, interpretation, performance or enforcement of this Agreement) or any alleged breach thereof (including any claim in tort, contract, equity, or otherwise).

(b)        If the parties cannot agree upon the Arbitrator, the Arbitrator shall be selected by the New York, New York chapter head of the American Arbitration Association upon the written request of either side. The Arbitrator shall be selected within thirty (30) days of the written request of any party.

A-48

(c)        The laws of the State of New York shall apply to any arbitration hereunder. In any arbitration hereunder, this Agreement shall be governed by the laws of the State of New York applicable to a contract negotiated, signed, and wholly to be performed in the State of New York, which laws the Arbitrator shall apply in rendering his decision. The Arbitrator shall issue a written decision, setting forth findings of fact and conclusions of law, within sixty (60) days after he shall have been selected. The Arbitrator shall have no authority to award punitive or other exemplary damages.

(d)        The arbitration shall be held in New York, New York in accordance with and under the then-current provisions of the rules of the American Arbitration Association, except as otherwise provided herein.

(e)        On application to the Arbitrator, any party shall have rights to discovery to the same extent as would be provided under the Federal Rules of Civil Procedure, and the Federal Rules of Evidence shall apply to any arbitration under this Agreement; provided, however, that the Arbitrator shall limit any discovery or evidence such that his decision shall be rendered within the period referred to in Section 12.1(c).

(f)        The Arbitrator may, at his discretion and at the expense of the party who will bear the cost of the arbitration, employ experts to assist him in his determinations.

(g)        The costs of the arbitration proceeding and any proceeding in court to confirm any arbitration award or to obtain relief as provided in Section 12.1(h), as applicable (including actual attorneys’ fees and costs), shall be borne by the unsuccessful party and shall be awarded as part of the Arbitrator’s decision, unless the Arbitrator shall otherwise allocate such costs in such decision. The determination of the Arbitrator shall be final and binding upon the parties and not subject to appeal.

(h)        Any judgment upon any award rendered by the Arbitrator may be entered in and enforced by any court of competent jurisdiction. The parties expressly consent to the non-exclusive jurisdiction of the courts (Federal and state) in New York, New York to enforce any award of the Arbitrator or to render any provisional, temporary, or injunctive relief in connection with or in aid of the Arbitration. The parties expressly consent to the personal and subject matter jurisdiction of the Arbitrator to arbitrate any and all matters to be submitted to arbitration hereunder. None of the parties hereto shall challenge any arbitration hereunder on the grounds that any party necessary to such arbitration (including the parties hereto) shall have been absent from such arbitration for any reason, including that such party shall have been the subject of any bankruptcy, reorganization, or insolvency proceeding.

(i)         The parties shall indemnify the Arbitrator and any experts employed by the Arbitrator and hold them harmless from and against any claim or demand arising out of any arbitration under this Agreement or any agreement contemplated hereby, unless resulting from the gross negligence or willful misconduct of the person indemnified.

A-49

(j)         Notwithstanding anything herein to the contrary, the parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement. The parties expressly consent to the non-exclusive jurisdiction of the courts (Federal and state) in New York, New York to render such relief and to enforce specifically the terms and provisions of this Agreement.

12.2         Waiver of Jury Trial; Exemplary Damages.

(a)        THE PARTIES TO THIS AGREEMENT HEREBY KNOWINGLY, VOLUNTARILY AND IRREVOCABLY WAIVE ANY RIGHT EACH SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY ACTION OF ANY KIND OR NATURE, IN ANY COURT IN WHICH AN ACTION MAY BE COMMENCED, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT. NO PARTY SHALL BE AWARDED PUNITIVE OR OTHER EXEMPLARY DAMAGES RESPECTING ANY DISPUTE ARISING UNDER THIS AGREEMENT.

(b)        Each of the parties to this Agreement acknowledge that each has been represented in connection with the signing of this waiver by independent legal counsel selected by the respective party and that such party has discussed the legal consequences and import of this waiver with legal counsel. Each of the parties to this Agreement further acknowledge that each has read and understands the meaning of this waiver and grants this waiver knowingly, voluntarily, without duress and only after consideration of the consequences of this waiver with legal counsel.

ARTICLE XIII
TERMINATION

13.1         Termination Without Default.

(a)         In the event that the Closing of the transactions contemplated hereunder has not occurred by the Additional Extension Deadline (the “Outside Closing Date”), and no material breach of this Agreement by the party (i.e., the Purchaser or the Merger Sub, on one hand, or the Company, on the other hand) seeking to terminate this Agreement shall have occurred or have been made (as provided in Section 13.2 hereof), Purchaser or the Company shall have the right, at its sole option, to terminate this Agreement without liability to the other party. Such right may be exercised by Purchaser or the Company, as the case may be, giving written notice to the other at any time after the Outside Closing Date.

(b)         In the event that the Offer Documents with respect to the transactions hereunder have not been filed with the SEC by 30 days prior to the Additional Extension Deadline (the “Outside Filing Date”), and no material breach of this Agreement by the party (i.e., the Purchaser or the Merger Sub, on one hand, or the Company on the other hand) seeking to terminate this Agreement shall have occurred or have been made (as provided in Section 13.2 hereof), Purchaser or the Company shall have the right, at its sole option, to terminate this Agreement without liability to the other party. Such right may be exercised by Purchaser or the Company, as the case may be, giving written notice to the other at any time after the Outside Filing Date.

A-50

(c)        In the event the Trust Extension Approval shall not have been obtained after a vote of the Purchaser’s shareholders has been taken and completed at a duly convened stockholders meeting or at any adjournment or postponement thereof, or the Extension Tender Offer is not completed by November 23, 2018, Purchaser or the Company shall have the right, at its sole option, to terminate this Agreement without liability to the other party.

(d)        In the event the Company Stockholders Approval shall not have been obtained within thirty (30) days after completion of the Extension Tender Offer, Purchaser or the Company shall have the right, at its sole option, to terminate this Agreement without liability to the other party.

(e)        In the event an Authority shall have issued an Order, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which Order is final and non-appealable, Purchaser or the Company shall have the right, at its sole option, to terminate this Agreement without liability to the other party.

(f)         In the event the Purchaser ceases to be listed on the Nasdaq Stock Market, or its initial listing application in connection with the transactions contemplated hereby is not approved by the Nasdaq Stock Market by the Outside Closing Date, Purchaser or the Company shall have the right, at its sole option, to terminate this Agreement without liability to the other party.

(g)        The Purchaser may terminate this Agreement, without liability to any party, by giving notice to the Company within thirty (30) days following the completion of the Extension Tender Offer (or, with respect to clause (ii) below, within thirty (30) days following the later of the Purchaser’s receipt of the Financial Statements and the completion of the Extension Tender Offer) if it identifies any fact or condition in the reasonable discretion of the Purchaser’s board of directors acting in good faith (i) that has had a Material Adverse Effect on the Business of the Company Group as a whole, or (ii) in the Financial Statements that, individually or in the aggregate, is or would reasonably be expected to be materially adverse to the Business of the Company Group as a whole, in each case, to the extent such fact or condition is not cured by the earlier of the Outside Closing Date and thirty (30) days following receipt by the Company of a notice describing in reasonable detail the nature of such fact or condition.

13.2         Termination Upon Default.

(a)        The Purchaser may terminate this Agreement by giving notice to the Company on or prior to the Closing Date, without prejudice to any rights or obligations Purchaser may have, if the Company shall have materially breached any representation, warranty, agreement or covenant contained herein to be performed on or prior to the Closing Date and such breach shall not be cured by the earlier of the Outside Closing Date and thirty (30) days following receipt by the Company of a notice describing in reasonable detail the nature of such breach.

A-51

(b)        The Company may terminate this Agreement by giving notice to Purchaser, without prejudice to any rights or obligations the Company may have, if Purchaser shall have materially breached any of its covenants, agreements, representations, and warranties contained herein to be performed on or prior to the Closing Date and such breach shall not be cured by the earlier of the Outside Closing Date and thirty (30) days following receipt by Purchaser of a notice describing in reasonable detail the nature of such breach.

13.3         Effect of Termination. If this Agreement is terminated pursuant to this Article XIII, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, Affiliate, agent, consultant or representative of such party) to the other party hereto; provided that, if such termination shall result from the material breach by a party of its covenants and agreements hereunder or fraud, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure. The provisions of Section 9.4, Article XII, this Section 13.3 and Article XIV shall survive any termination hereof pursuant to this Article XIII.

ARTICLE XIV
MISCELLANEOUS

14.1         Notices. Any notice hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (a) if by hand or recognized courier service, by 4:00PM on a business day, addressee’s day and time, on the date of delivery, and otherwise on the first business day after such delivery; (b) if by fax or email, on the date that transmission is confirmed electronically, if by 4:00PM on a business day, addressee’s day and time, and otherwise on the first business day after the date of such confirmation; or (c) five days after mailing by certified or registered mail, return receipt requested. Notices shall be addressed to the respective parties as follows (excluding telephone numbers, which are for convenience only), or to such other address as a party shall specify to the others in accordance with these notice provisions:

if to the Company (or, following the Closing, the Surviving Corporation), to:

NCF Wealth Holdings Limited
Tower A, WangXin Building
28 Xiaoyun Rd
Chaoyang District, Beijing
Attn: Jia Sheng, CEO

with a copy to (which shall not constitute notice):

Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
Attention: Giovanni Caruso
Fax: 212-407-4866

A-52

if to the Stockholders’ Representative:

Zhenxin Zhang
Level 35
Two Pacific Place
88 Queensway
Hong Kong
Fax: 852-3102 9177

if to the Purchaser or Merger Sub:

c/o MI Management Company,

Trust Company Complex, Suite 206

Ajeltake Road, P.O. Box 3055

Majuro, Marshall Islands, MH96960

Tel: 011-32-3-247-5911

Fax: 011-32-3-248-0906

with a copy to (which shall not constitute notice):

Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004

Attention: Gary J Wolfe and Robert E. Lustrin

Fax: (212) 480-8421

14.2         Amendments; No Waivers; Remedies.

(a)         This Agreement cannot be amended, except by a writing signed by each party, and cannot be terminated orally or by course of conduct. No provision hereof can be waived, except by a writing signed by the party against whom such waiver is to be enforced, and any such waiver shall apply only in the particular instance in which such waiver shall have been given.

(b)         Neither any failure or delay in exercising any right or remedy hereunder or in requiring satisfaction of any condition herein nor any course of dealing shall constitute a waiver of or prevent any party from enforcing any right or remedy or from requiring satisfaction of any condition. No notice to or demand on a party waives or otherwise affects any obligation of that party or impairs any right of the party giving such notice or making such demand, including any right to take any action without notice or demand not otherwise required by this Agreement. No exercise of any right or remedy with respect to a breach of this Agreement shall preclude exercise of any other right or remedy, as appropriate to make the aggrieved party whole with respect to such breach, or subsequent exercise of any right or remedy with respect to any other breach.

A-53

(c)         Except as otherwise expressly provided herein, no statement herein of any right or remedy shall impair any other right or remedy stated herein or that otherwise may be available.

(d)        Notwithstanding anything else contained herein, neither shall any party seek, nor shall any party be liable for, punitive or exemplary damages, under any tort, contract, equity, or other legal theory, with respect to any breach (or alleged breach) of this Agreement or any provision hereof or any matter otherwise relating hereto or arising in connection herewith.

14.3         Arm’s length bargaining; no presumption against drafter. This Agreement has been negotiated at arm’s-length by parties of equal bargaining strength, each represented by counsel or having had but declined the opportunity to be represented by counsel and having participated in the drafting of this Agreement. This Agreement creates no fiduciary or other special relationship between the parties, and no such relationship otherwise exists. No presumption in favor of or against any party in the construction or interpretation of this Agreement or any provision hereof shall be made based upon which Person might have drafted this Agreement or such provision.

14.4         Publicity. Except as required by law or applicable stock exchange rules and except with respect to the Additional Purchaser SEC Documents, the parties agree that neither they nor their agents shall issue any press release or make any other public disclosure concerning the transactions contemplated hereunder without the prior approval of the other party hereto. If a party is required to make such a disclosure as required by law or applicable stock exchange rules, the party making such determination will, if practicable in the circumstances, use reasonable commercial efforts to allow the other party reasonable time to comment on such disclosure in advance of its issuance.

14.5         Expenses. The costs and expenses in connection with this Agreement and the transactions contemplated hereby shall be paid by the Purchaser after the Closing. If the Closing does not take place, each party shall be responsible for its own expenses.

14.6         No Assignment or Delegation. No party may assign any right or delegate any obligation hereunder, including by merger, consolidation, operation of law, or otherwise, without the written consent of the other party. Any purported assignment or delegation without such consent shall be void, in addition to constituting a material breach of this Agreement.

14.7         Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of New York, without giving effect to the conflict of laws principles thereof, except that all matters relating to the fiduciary duties of the Purchaser’s board of directors shall be subject to the laws of the Republic of the Marshall Islands.

14.8         Counterparts; facsimile signatures. This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one agreement. This Agreement shall become effective upon delivery to each party of an executed counterpart or the earlier delivery to each party of original, photocopied, or electronically transmitted signature pages that together (but need not individually) bear the signatures of all other parties.

A-54

14.9       Entire Agreement. This Agreement together with the Additional Agreements, sets forth the entire agreement of the parties with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein; provided, however, that the parties acknowledge and agree that the Section entitled “Standstill” in that certain Non-Binding Summary of Terms for the Merger between the Company and the Purchaser (as amended) shall remain in full force and effect. No provision of this Agreement or any Additional Agreement may be explained or qualified by any agreement, negotiations, understanding, discussion, conduct or course of conduct or by any trade usage. Except as otherwise expressly stated herein or any Additional Agreement, there is no condition precedent to the effectiveness of any provision hereof or thereof. No party has relied on any representation from, or warranty or agreement of, any person in entering into this Agreement, prior hereto or contemporaneous herewith or any Additional Agreement, except those expressly stated herein or therein.

14.10     Severability. A determination by a court or other legal authority that any provision that is not of the essence of this Agreement is legally invalid shall not affect the validity or enforceability of any other provision hereof. The parties shall cooperate in good faith to substitute (or cause such court or other legal authority to substitute) for any provision so held to be invalid a valid provision, as alike in substance to such invalid provision as is lawful.

14.11     Construction of certain terms and references; captions. In this Agreement:

(a)         References to particular sections and subsections, schedules, and exhibits not otherwise specified are cross-references to sections and subsections, schedules, and exhibits of this Agreement.

(b)        The words “herein,” “hereof,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement, and, unless the context requires otherwise, “party” means a party signatory hereto.

(c)        Any use of the singular or plural, or the masculine, feminine, or neuter gender, includes the others, unless the context otherwise requires; “including” means “including without limitation;” “or” means “and/or;” “any” means “any one, more than one, or all;” and, unless otherwise specified, any financial or accounting term has the meaning of the term under United States generally accepted accounting principles as consistently applied heretofore by the Company.

A-55

(d)        Unless otherwise specified, any reference to any agreement (including this Agreement), instrument, or other document includes all schedules, exhibits, or other attachments referred to therein, and any reference to a statute or other law includes any rule, regulation, ordinance, or the like promulgated thereunder, in each case, as amended, restated, supplemented, or otherwise modified from time to time. Any reference to a numbered schedule means the same-numbered section of the disclosure schedule. Any reference in a schedule contained in the disclosure schedules delivered by a party hereunder shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the applicable representations and warranties (or applicable covenants) that are contained in the section of this Agreement that corresponds to such schedule and any other representations and warranties of such party that are contained in this Agreement to which the relevance of such item thereto is reasonably apparent on its face. The mere inclusion of an item in a schedule as an exception to (or, as applicable, a disclosure for purposes of) a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item would have a Material Adverse Effect or establish any standard of materiality to define further the meaning of such terms for purposes of this Agreement.

(e)        If any action is required to be taken or notice is required to be given within a specified number of days following a specific date or event, the day of such date or event is not counted in determining the last day for such action or notice. If any action is required to be taken or notice is required to be given on or before a particular day which is not a Business Day, such action or notice shall be considered timely if it is taken or given on or before the next Business Day.

(f)        Captions are not a part of this Agreement, but are included for convenience, only.

(g)        For the avoidance of any doubt, all references in this Agreement to “the knowledge or best knowledge of the Company” or similar terms shall be deemed to include the actual or constructive (e.g., implied by Law) knowledge of the Key Personnel.

14.12       Further Assurances. Each party shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such party’s obligations hereunder, necessary to effectuate the transactions contemplated by this Agreement.

14.13       Third Party Beneficiaries. Except as provided in Section 9.5 and Section 14.16, neither this Agreement nor any provision hereof confers any benefit or right upon or may be enforced by any Person not a signatory hereto.

14.14       Waiver. Reference is made to the final prospectus of the Purchaser, dated November 18, 2016 (the “Prospectus”). Each of the Company and the Stockholders’ Representative, for himself and on behalf of the Stockholders, has read the Prospectus and understands that the Purchaser has established the Trust Account for the benefit of the public stockholders of the Purchaser and the underwriters of the IPO pursuant to the Trust Agreement and that, except for a portion of the interest earned on the amounts held in the Trust Account, the Purchaser may disburse monies from the Trust Account only for the purposes set forth in the Trust Agreement. For and in consideration of the Purchaser agreeing to enter into this Agreement, each of the Company and the Stockholders’ Representative, for himself and on behalf of the Stockholders, hereby agrees that it does not have any right, title, interest or claim of any kind in or to any monies in the Trust Account and hereby agrees that it will not seek recourse against the Trust Account for any claim it may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with the Purchaser.

A-56

14.15       Stockholders’ Representative. Upon receipt of the Company Stockholders Approval, Zhenxin Zhang shall have been appointed by the Stockholders as agent and attorney-in-fact for each Stockholder, (i) to give and receive notices and communications to Purchaser for any purpose under this Agreement and the Additional Agreements, (ii) to agree to, negotiate, enter into settlements and compromises of and demand arbitration and comply with orders of courts and awards of arbitrators with respect to any indemnification claims (including Third-Party Claims) under Section 11.1 or other disputes arising under or related to this Agreement, (iii) to enter into and deliver the Escrow Agreement on behalf of each of the Stockholders, (iv) to authorize or object to delivery to the Stockholders of the Escrow Fund, or any portion thereof, in satisfaction of indemnification claims by the Purchaser in accordance with the provisions of the Escrow Agreement, (v) to act on behalf of Stockholders in accordance with the provisions of the Agreement, the securities described herein and any other document or instrument executed in connection with the Agreement and the Merger and (vi) to take all actions necessary or appropriate in the judgment of the Stockholders’ Representative for the accomplishment of the foregoing. Such agency may be changed by the Stockholders from time to time upon no less than twenty (20) days prior written notice to the Purchaser, provided, however, that the Stockholders’ Representative may not be removed unless holders of at least 51% of all of the Company Common Stock on an as-if converted basis outstanding immediately prior to the transaction contemplated by this Agreement agree to such removal. Any vacancy in the position of Stockholders’ Representative may be filled by approval of the holders of at least 51% of all of the Company Common Stock on an as-if converted basis outstanding immediately prior to the transaction contemplated by this Agreement. Any removal or change of the Stockholders’ Representative shall not be effective until written notice is delivered to Purchaser. No bond shall be required of the Stockholders’ Representative, and the Stockholders’ Representative shall not receive any compensation for his services. Notices or communications to or from the Stockholders’ Representative shall constitute notice to or from the Stockholders. The Stockholders’ Representative shall not be liable for any act done or omitted hereunder while acting in good faith and in the exercise of reasonable business judgment. A decision, act, consent or instruction of the Stockholders’ Representative shall, for all purposes hereunder, constitute a decision, act, consent or instruction of all of the Stockholders of the Company and shall be final, binding and conclusive upon each of the Stockholders. The Stockholders shall severally indemnify the Stockholders’ Representative and hold him harmless against any loss, liability, or expense incurred without gross negligence or bad faith on the part of the Stockholders’ Representative and arising out of or in connection with the acceptance or administration of his duties hereunder. Notwithstanding anything in this Section 14.15 to the contrary, the Stockholders’ Representative shall have no obligation or authority with respect to any indemnification claims against a Stockholder made by the Purchaser under Section 11.2.

14.16       Non-Recourse. This Agreement may be enforced only against, and any dispute, claim or controversy based upon, arising out of or related to this Agreement or the transactions contemplated hereby may be brought only against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth in this Agreement with respect to such party. No past, present or future director, officer, employee, incorporator, member, partner, shareholder, agent, attorney, advisor, lender or representative or Affiliate of any named party to this Agreement (which Persons are intended third party beneficiaries of this Section 14.16) shall have any liability (whether in contract or tort, at law or in equity or otherwise, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of such named party or for any dispute, claim or controversy based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

[The remainder of this page intentionally left blank; signature pages to follow]

A-57

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Purchaser:

Hunter Maritime Acquisition Corp.

By:	/s/ Alexander Saverys
Name: Alexander Saverys
Title: Director

Merger Sub:

Hunter Maritime (BVI) Limited

By:	/s/ Ludovic Saverys
Name: Ludovic Saverys
Title: Director

Company:

NCF Wealth Holdings Limited

By:	/s/ Jia Sheng
Name: Jia Sheng
Title: CEO

Stockholders’ Representative:

By:	/s/ Zhenxin Zhang
Name: Zhenxin Zhang

A-58